Filed pursuant to Rule 424(b)(3)
Registration No. 333-183533

PROSPECTUS

United Surgical Partners International, Inc.

OFFER TO EXCHANGE

$440,000,000 aggregate principal amount of 9.000% Senior Notes due 2020, the issuance of which has been registered under the Securities Act of 1933, as amended,

for

any and all outstanding 9.000% Senior Notes due 2020

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, all of our new 9.000% Senior Notes due 2020, or the exchange notes, for all of our outstanding 9.000% Senior Notes due 2020, or the outstanding notes and, collectively with the exchange notes, the notes. We are also offering the subsidiary guarantees of the exchange notes, which are described in this prospectus. The terms of the exchange notes are substantially identical in all material respects to the terms of the outstanding notes except that the exchange notes will not contain terms with respect to registration rights under the Securities Act of 1933, or the Securities Act, transfer restrictions or additional interest. We will pay interest on the notes on April 1 and October 1 of each year. The notes will mature on April 1, 2020.

The principal features of the exchange offer are as follows:

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer for an equal principal amount of exchange notes.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

•	The exchange offer expires at 5:00 p.m., New York City time, on October 3, 2012, unless extended. We do not currently intend to extend the expiration date.

•

The exchange of outstanding notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations.”

•	We will not receive any proceeds from the exchange offer.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the indenture governing the notes, as supplemented by the supplemental indenture governing the notes, or together, the indenture. In general, the outstanding notes may not be offered or sold except in a transaction registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the outstanding notes under the Securities Act.

You should consider carefully the risk factors beginning on page 17 of this prospectus before participating in the exchange offer.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will comply with the applicable provisions of the Securities Act (including, but not limited to, delivering this prospectus in connection with any resale of such exchange notes issued in the exchange offer). The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the expiration date (as defined herein), we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 5, 2012.

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. We are offering to exchange the outstanding notes for the exchange notes only in places where the exchange offer is permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

This prospectus incorporates business and financial information about us that is not included or delivered with this prospectus. We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of that person, a copy of any and all of this information. Written or oral requests should be directed to Jason B. Cagle, Esq., Senior Vice President and General Counsel, 15305 Dallas Parkway, Suite 1600, Addison, Texas 75001-6491. Our telephone number is (972) 713-3500. You should request this information at least five business days in advance of the date on which you expect to make your decision with respect to the exchange offer. In any event, you must request this information prior to September 26, 2012, in order to receive the information prior to the expiration of the exchange offer.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

We and the guarantors have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-4 under the Securities Act with respect to the exchange notes being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. You should be aware that the statements made in this prospectus as to the contents of any agreement or other document filed as an exhibit to the registration statement are not complete. Although we believe that we have summarized the material terms of such documents in this prospectus, these statements should be read along with the full and complete text of the relevant documents. For further information with respect to us, the guarantors or the exchange notes, we refer you to the registration statement, the exhibits thereto and any and all reports or other information filed by us pursuant to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The registration statement, such reports and other information can be inspected and copied at the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

Under the terms of the indenture, we have agreed that, whether or not we are required to do so by the rules and regulations of the SEC, for so long as any of the notes remain outstanding, we will file with the SEC (or we will furnish to the trustee and Cede & Co., the nominee of DTC and the holders of the notes), within the applicable time periods specified in the rules and regulations of the Commission:

•	all quarterly and annual reports on Forms 10-Q and 10-K, including, with respect to the annual information only, a report thereon by our certified independent public accountants; and

•	all current reports that would be required to be filed with the Commission on Form 8-K if we were required to file these reports.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING DISCLOSURE

Certain statements contained in this prospectus, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “continues,” “will,” “may,” “should,” “estimates,” “intends,” “plans” and similar expressions, and statements regarding the Company’s business strategy and plans, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and involve known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, the following: our significant indebtedness; general economic and business conditions, including without limitation the condition of the financial markets, both nationally and internationally; foreign currency fluctuations; demographic changes; changes in, or the failure to comply with, laws and governmental regulations; the ability to enter into or renew managed care provider arrangements on acceptable terms; changes in Medicare, Medicaid and other government funded payments or reimbursement; the efforts of insurers, healthcare providers and others to contain healthcare costs; the impact of healthcare reform; liability and other claims asserted against us; the highly competitive nature of healthcare; changes in business strategy or development plans of healthcare systems with which we partner; the ability to attract and retain qualified physicians and personnel, including nurses and other healthcare professionals and other personnel; the availability of suitable acquisition and development opportunities and the length of time it takes to complete acquisitions and developments; our ability to integrate new and acquired businesses with our existing operations; the availability and terms of capital to fund the expansion of our business, including the acquisition and development of additional facilities and certain additional factors, risks and uncertainties discussed in this prospectus. We disclaim any obligation and make no promise to update any such factors or forward-looking statements or to publicly announce the results of any revisions to any such

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factors or forward-looking statements, whether as a result of changes in underlying factors, to reflect new information as a result of the occurrence of events or developments or otherwise. Given these uncertainties, investors and prospective investors are cautioned not to rely on such forward-looking statements.

MARKET RANKING AND OTHER INDUSTRY DATA

In addition to the industry, market and competitive position data referenced throughout this prospectus from our own internal estimates and research, some market data and other statistical information used throughout this prospectus are based in part upon information provided by independent research and advisory firms. Third-party industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these publications, studies and surveys is prepared by reputable sources, we have not independently verified market and industry data from third-party sources. We make no representations as to the accuracy or completeness of any such information contained in this prospectus. While we believe our internal company research and estimates are reliable, such research and estimates have not been verified by any independent source.

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SUMMARY

This summary contains basic information about us and the exchange offer. Because it is a summary, it does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before participating in the exchange offer.

As described under “The Transactions,” substantially concurrent with the consummation of the offering of the outstanding notes, USPI distributed the stock of its subsidiary in the United Kingdom to the equity holders of USPI Group Holdings, Inc., or our Parent, in order to separate its domestic and U.K. businesses, which we refer to in this prospectus as the U.K. spin-off. The U.K. business is now a stand-alone company and USPI has no further economic interest in the business operated in the U.K. other than certain amounts due to us pursuant to a services agreement, as further described herein. In this prospectus, the terms “we,” “us,” “our,” “the Company,” “USPI” and other similar terms refer to United Surgical Partners International, Inc. and its subsidiaries, after giving effect to the consummation of the financing transactions and the U.K. spin-off, unless expressly stated otherwise or the context otherwise requires, and in particular, with respect to the historical financial information of USPI. Unless we indicate otherwise or the context otherwise requires, information identified in this prospectus as “pro forma” gives effect to the consummation of the financing transactions as if they had occurred on January 1, 2012.

Our Company

We own and manage short stay surgical facilities including surgery centers and hospitals. At June 30, 2012, we had 202 facilities. We focus on providing high quality surgical facilities that meet the needs of patients, physicians and payors better than hospital-based and other outpatient surgical facilities. We believe that our facilities (1) enhance the quality of care and the healthcare experience of patients, (2) offer a strategic approach for physicians that provides significant administrative, clinical and economic benefits to physicians, (3) offer a strategic approach for our health system partners to expand capacity and access within the markets they serve and (4) offer an efficient and low cost alternative for payors. We acquire and develop our facilities through the formation of strategic relationships with physicians and not-for-profit healthcare systems to better access and serve the communities in our markets. Our operating model is efficient and scalable, and we have adapted it to each of our markets. We believe that our acquisition and development strategy and operating model enable us to continue to grow by taking advantage of highly-fragmented markets and an increasing demand for short stay surgery.

Since physicians are critical to the direction of healthcare, we have developed our operating model to encourage physicians to affiliate with us and to use our facilities as an extension of their practices. We believe we attract physicians because we design our facilities, structure our strategic relationships and adopt staffing, scheduling and clinical systems and protocols with the goal of increasing physician productivity. We believe that our focus on physician satisfaction, combined with providing safe, high quality healthcare in a friendly and convenient environment for patients, will continue to increase the number of procedures performed at our facilities each year.

Industry Overview

We believe many physicians prefer surgery centers and surgical hospitals over general acute care hospitals. We believe that this is due to the non-emergency nature of the procedures performed at our facilities, which allows physicians to schedule their time more efficiently and therefore increase the number of surgeries they can perform in a given amount of time. In addition, outpatient facilities usually provide physicians with greater scheduling flexibility, more consistent nurse staffing and faster turnaround time between cases. While surgery centers and surgical hospitals generally perform scheduled surgeries, acute care hospitals generally provide a broad range of services, including high priority and emergency procedures. Medical emergencies often demand the unplanned use of operating rooms and result in the postponement or delay of scheduled surgeries, disrupting physicians’ practices and inconveniencing patients. Surgery centers and surgical hospitals are designed to improve physician work environments and improve physician efficiency. In addition, many physicians choose to perform surgery in facilities like ours because their patients prefer the comfort of a less institutional atmosphere and the convenience of simplified admissions and discharge procedures.

New surgical techniques and technology, as well as advances in anesthesia, have significantly expanded the types of surgical procedures that are being performed in surgery centers and have helped drive the growth in outpatient surgery. Lasers, arthroscopy, enhanced endoscopic techniques and fiber optics have reduced the trauma and recovery time associated with many surgical procedures. Improved anesthesia has shortened recovery time by minimizing post-operative side effects such as nausea and drowsiness, thereby avoiding the need for overnight hospitalization in many cases. In addition, some states in the United States permit surgery centers to keep a patient for up to 23 hours. This allows more complex surgeries, previously only performed in an inpatient setting, to be performed in a surgery center.

In addition to these technological and other clinical advancements, a changing payor environment has contributed to the growth of outpatient surgery relative to all surgery performed. Government programs, private insurance companies, managed care organizations and self-insured employers have implemented cost containment measures to limit increases in healthcare expenditures, including procedure reimbursement. These cost containment measures have contributed to the significant shift in the delivery of healthcare services away from traditional inpatient hospitals to more cost-effective alternate sites, including surgery centers. We believe that surgery performed at a surgery center is generally less expensive than hospital-based outpatient surgery because of lower facility development costs, more efficient staffing and space utilization and a specialized operating environment focused on quality of care and cost containment.

Today, large healthcare systems in the United States generally offer both inpatient and outpatient surgery on site. In addition, a number of not-for-profit healthcare systems have begun to expand their portfolios of facilities and services by entering into strategic relationships with specialty operators of surgery centers in order to expand capacity and access in the markets they serve. These strategic relationships enable not-for-profit healthcare systems to offer patients, physicians and payors the cost advantages, convenience and other benefits of outpatient surgery in a freestanding facility. Further, these relationships allow the not-for-profit healthcare systems to focus their attention and resources on their core business without the challenge of acquiring, developing and operating these facilities.

Our Competitive Strengths

We believe that we are distinguished by the following competitive strengths:

Preferred strategic relationships for development of short stay surgical facilities with large, not-for-profit healthcare systems

Our key strength is our strategic relationships with not-for-profit healthcare systems. We believe that many not-for-profit healthcare systems prefer to enter into strategic relationships with us because they can benefit from our operating expertise and create a new cash flow opportunity. We believe these relationships allow not-for-profit healthcare systems to attract and retain physicians and improve their hospital operations by focusing on their core businesses. Strategic relationships with these healthcare systems help us to more quickly develop relationships with physicians, communities and payors. Generally, the not-for-profit healthcare systems have strong local market positions and excellent reputations that we leverage when branding our facilities.

Favorable procedure and payor mix

We operate multi-specialty short stay surgical facilities that have the ability to perform a number of different procedures. We believe this diversification of specialties helps to insulate us from negative utilization and pricing trends in any individual type of procedure and to create greater consistency in procedure volume. Orthopedics and pain management comprised approximately 56% and 55% of our revenues in the year ended December 31, 2011 and the six month period ended June 30, 2012, respectively. These specialties are particularly attractive due to higher than average reimbursement for orthopedics and an increasing volume of procedures for both orthopedics and pain management driven by demographics and improving technology. We receive most of our revenues from non-governmental payors. Approximately 19% of our revenues were received from governmental payors in both the year ended December 31, 2011 and six months ended June 30, 2012. In addition, most of the procedures performed at our surgical facilities are pre-planned, non-emergency procedures for which we have automated and efficient billing procedures. As a result, our average days sales outstanding was 33 days at each of December 31, 2011, December 31, 2010 and June 30, 2012, and our bad debt expense attributable to net patient service revenues was approximately 2% for each of the years ended December 31, 2010 and 2011 and for the six months ended June 30, 2012.

Same store revenue growth with cost efficient operating model

Our cost efficient operating model, including our proprietary measurement and monitoring system “Every Day Giving Excellence,” or USPI’s EDGE, which we deploy in substantially all of our facilities, has resulted in improved revenue growth at our facilities that have been open for more than one year (same store facilities). We believe that our focus on improving facility-level operations resulted in our same store revenue growth of 6%, 5% and 6% in the United States for the years ended December 31, 2010 and December 31, 2011 and the six months ended June 30, 2012, respectively. We have consistently generated strong cash flows as a result of stable operating margins and our relatively low capital expenditure needs.

Favorable market trends

The short stay surgical facility industry has grown rapidly. In the United States, outpatient surgeries performed at freestanding facilities compared to hospitals increased 31 percentage points from 1990 through 2009. We are currently the second largest outpatient short stay surgical facility company (by total number of facilities) in a highly fragmented market. We have successfully expanded by establishing ourselves as an ideal partner to both physicians and not-for-profit healthcare systems.

Proven ability to integrate acquisitions and develop new facilities

We have grown rapidly through a focused strategy of acquisitions and development of short stay surgical facilities and short stay surgical facility companies. Of our 202 facilities owned as of June 30, 2012, we acquired 149 facilities and developed 53 facilities. We are currently developing one additional facility. Our newest facility opened in March 2012 in Pittsburgh, Pennsylvania. We have successfully integrated the operations of companies we have acquired.

Experienced management team

Our senior management has, on average, over 25 years of experience in the healthcare industry. Our senior management team operates as a cohesive, complementary group and has an extensive operating knowledge of our industry and the regulatory environment in which we operate.

Committed financial sponsor

Welsh, Carson, Anderson & Stowe, the private equity firm that organized our sponsor, and Donald E. Steen, our chairman, founded USPI in 1998. Welsh, Carson, Anderson & Stowe is one of the largest private equity firms in the United States and the largest in the world focused exclusively on investments in healthcare services and information and business services. Its recent healthcare investments include Smile Brands, K2M, Solstas Lab Partners, Springstone and National Dentex.

Our Strategy

Attract and retain top quality surgeons and other physicians

Since physicians are critical to the direction of healthcare, we have developed our operating model to encourage physicians to affiliate with us and to use our facilities as an extension of their practices. We believe we attract physicians because we design our facilities, structure our strategic relationships and adopt staffing, scheduling and clinical systems and protocols to increase physician productivity and promote their professional and financial success. We believe this focus on physicians, combined with providing safe, high quality healthcare in a friendly and convenient environment for patients, will continue to increase case volumes at our facilities. In addition, we generally offer physicians the opportunity to purchase equity interests in the facilities they use as an extension of their practices. We believe this opportunity attracts quality physicians to our facilities and ownership increases the physicians’ involvement in facility operations, enhancing quality of patient care, increasing productivity and reducing costs.

Expand our presence in existing markets

One of the key elements of our business strategy is to grow selectively in markets in which we already operate facilities. We believe that selective acquisitions and development of new facilities in existing markets allow us to leverage our existing knowledge of these markets and to improve operating efficiencies. In particular, our experience has been that newly developed facilities in markets where we already have a presence and a not-for-profit hospital partner is one of the best uses of our capital.

Pursue strategic relationships with not-for-profit healthcare systems

Through strategic relationships with us, not-for-profit healthcare systems can benefit from our operating expertise and create a new cash flow opportunity with limited capital expenditures. We believe that these relationships also allow not-for-profit healthcare systems to attract and retain physicians, create new access points to support their missions or ministries, and improve their hospital operations by focusing on their core business. We also believe that strategic relationships with these healthcare systems help us to more quickly develop relationships with physicians, communities and payors. Generally, the healthcare systems with which we develop relationships have strong local market positions and excellent reputations that we use in branding our facilities. In addition, our relationships with not-for-profit healthcare systems enhance our acquisition and development efforts by (1) providing opportunities to acquire facilities the systems may own, (2) providing access to physicians already affiliated with the systems, (3) attracting additional physicians to affiliate with newly developed facilities and (4) encouraging physicians who own facilities to consider a strategic relationship with us.

Expand selectively in new markets

We may continue to enter targeted markets by acquiring and developing surgical facilities. We expect we will often undertake these activities in conjunction with a local not-for-profit healthcare system or hospital. We typically target the acquisition or development of multi-specialty centers that perform high volume, non-emergency, lower risk procedures requiring lower capital and operating costs than hospitals. In addition, we will also consider the acquisition of multi-facility companies.

In determining whether to enter a new market, we examine numerous criteria, including:

•	the potential to achieve strong increases in revenues and cash flows;

•	whether the physicians, healthcare systems and payors in the market are receptive to surgery centers and/or surgical hospitals;

•	the demographics of the market;

•	the number of surgical facilities in the market;

•	the number and nature of outpatient surgical procedures performed in the market;

•	the case mix of the facilities to be acquired or developed;

•	whether the facility is or will be well-positioned to negotiate agreements with insurers and other payors; and

•	licensing and other regulatory considerations.

Upon identifying a target facility, we conduct clinical, financial, legal and compliance, operational, technology and systems reviews of the facility and conduct interviews with the facility’s management, affiliated physicians and staff. Once we acquire or develop a facility, we focus on implementing our proprietary systems and protocols, including USPI’s EDGE, to increase case volume and improve operating efficiencies.

Enhance operating efficiencies

Once we acquire a new facility, we integrate it into our existing network by implementing a specific action plan to support the local management team, design growth strategies and incorporate the new facility into our group purchasing contracts. We also implement our systems and protocols to improve operating efficiencies and contain costs. Our most important operational tool is USPI’s EDGE. This proprietary process management and measurement system allows us to track our clinical, service and financial performance, best practices and key indicators in each of our facilities. Our goal is to use USPI’s EDGE to ensure that we provide each of the patients using our facilities with high quality healthcare, offer physicians a superior work environment and eliminate inefficiencies. Using USPI’s EDGE, we track and monitor our performance in areas such as (1) providing surgeons the equipment, supplies and surgical support they need, (2) starting cases on time, (3) minimizing turnover time between cases and (4) providing efficient case and personnel schedules. USPI’s EDGE compiles and organizes the specified information on a daily basis and is easily accessed over the Internet by our facilities on a secure basis. The information provided by USPI’s EDGE enables our medical staffs, employees, facility administrators and management to analyze trends over time and share processes and best practices among our facilities. USPI’s EDGE is now deployed in substantially all of our facilities. In addition to continuing to invest in USPI’s EDGE, we have also invested in decision support, market analysis and training tools that will allow us to better manage our facilities. We are also in the process of installing an electronic health record system in each of our 14 hospitals, and will use our experience with that system to develop an electronic health record strategy for our surgery centers.

Our Sponsor

Our sponsor, Welsh, Carson, Anderson & Stowe X, L.P., or Welsh Carson, is an investment partnership that was organized by Welsh, Carson, Anderson & Stowe. Welsh, Carson, Anderson & Stowe was formed in 1979 and focuses on two growth industries, information and business services and healthcare, primarily in the United States. Welsh, Carson, Anderson & Stowe has a current portfolio of approximately 30 companies and has organized 15 limited partnerships with total capital of more than $20 billion, consisting of 11 equity partnerships and four subordinated debt partnerships. The firm currently invests Welsh, Carson, Anderson & Stowe XI, L.P., an equity fund, and WCAS Capital Partners IV, L.P., a dedicated subordinated debt fund. Welsh, Carson, Anderson & Stowe’s recent healthcare investments include Smile Brands, K2M, Solstas Lab Partners, Springstone and National Dentex.

The Transactions

Overview of the Financing Transactions

As used in this prospectus, the term “financing transactions” refers to the financing transactions consummated on April 3, 2012 described below. We used the net proceeds from the outstanding notes sold, together with borrowings under our amended senior secured credit facility of $375.0 million to:

•	repurchase, redeem or discharge all 8 7/8% senior subordinated notes due May 1, 2017, or the 2017 cash notes;

•	repurchase, redeem or discharge all 9 1/4%/10% senior subordinated toggle notes due May 1, 2017, or the 2017 toggle notes and, together with the 2017 cash notes, the 2017 notes;

•	repay approximately $61.0 million of the balances then-outstanding under our senior secured credit facility, which was subsequently amended, as described below;

•	make a dividend payment of approximately $314.5 million to our Parent’s equity holders (including to its U.S. option holders); and

•	pay fees and expenses related thereto.

In connection with the sale of the outstanding notes, we amended our senior secured credit facility in order to, among other things, extend the maturity of a portion of the existing term loan facility, add a new tranche of term loans and refinance the existing revolving credit facility.

Tender Offer and Consent Solicitation

In order to facilitate the 2017 notes repurchases, we commenced a cash tender offer, or the tender offer, for any and all of the 2017 notes on March 14, 2012, pursuant to an Offer to Purchase and Consent Solicitation Statement and a Consent and Letter of Transmittal, each dated March 14, 2012, which we refer to collectively as the tender offer materials. In conjunction with the tender offer, we also solicited consents to eliminate from the indenture governing the 2017 notes substantially all of the restrictive covenants and certain event of default provisions therein and reduce the minimum redemption notice period from 30 days to three days, or the amendments. The tender offer expired at 12:00 midnight, New York City time, on April 10, 2012. The consideration for the existing notes validly tendered and not validly withdrawn pursuant to the tender offer materials, or the tender offer consideration, was $1,018.13 per $1,000 principal amount of the 2017 cash notes and $1,020.00 per $1,000 principal amount of the 2017 toggle notes, as the case may be. Subject to the terms and conditions set forth in the tender offer materials, we also paid to each holder of 2017 notes who validly delivered its consent to the amendments prior to 5:00 p.m., New York City time, on March 27, 2012, or the consent deadline, and did not validly withdraw its 2017 notes (and revoke its consent to the amendments), an amount in cash, or the consent payment, equal to $30.00 for each $1,000 principal amount of existing notes tendered and accepted by us for payment in the tender offer. Prior to the consent deadline, 82.26% of the aggregate principal of the 2017 notes were tendered. On April 3, 2012, we accepted for payment, and paid the applicable settlement amount pursuant to the terms of the tender offer with respect to, all notes validly tendered prior to the consent deadline. Holders received accrued and unpaid interest in respect of their purchased 2017 notes up to, but not including, the settlement date, for all of their 2017 notes that we accepted for purchase in the tender offer. On April 3, 2012, we deposited cash with the trustee to redeem the remaining 2017 notes. On May 1, 2012, we completed the redemption of all our remaining 2017 notes, which was funded by our issuance of the outstanding notes.

Senior Secured Credit Facility

The amended senior secured credit facility provides for senior secured financing of $956.8 million, consisting of $144.4 million in non-extended term loans maturing in 2014, $312.4 million in extended term loans maturing in 2017, $375.0 million in new term loans maturing in 2019 and $125.0 million under the new senior secured revolving facility maturing in 2017. See “Description of Other Indebtedness.”

U.K. Spin-off

Substantially concurrent with the consummation of the notes offering, we distributed the stock of our subsidiary in the United Kingdom to our Parent’s equity holders in order to separate our domestic and U.K. businesses. The U.K. business is now a stand-alone company and we have no further economic interest in the business operated in the U.K. other than certain amounts due to us pursuant to a services agreement. The services agreement provides the U.K. business access to certain of our accounting software and in exchange the U.K. business pays us £1,000 per month. The information in this prospectus, including the historical consolidated financial statements and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” gives effect to the U.K. spin-off. Our former U.K. operations have been presented as “discontinued operations” in all applicable periods.

Corporate Structure

At June 30, 2012, our corporate organizational structure is as follows:

1	Guarantor of the amended senior secured credit facility.
2	Represents $144.4 million in non-extended term loans maturing in 2014.
3	Represents $311.7 million in extended term loans maturing in 2017.
4	Represents $374.1 million in new term loans maturing in 2019.
5

Represents $125.0 million under the new senior secured revolving credit facility maturing in 2017. At June 30, 2012, we had total indebtedness of approximately $1.3 billion, and we had availability under the new senior secured revolving facility of $125.0 million (excluding $1.6 million of outstanding letters of credit).

6

The notes are fully and unconditionally guaranteed on a senior unsecured basis by each of our subsidiaries that guarantee, or is a borrower under, our amended senior secured credit facility. See “Description of Exchange Notes.”

7	Includes guarantors of the amended senior secured credit facility and the notes offered hereby.

Corporate Information

USPI was incorporated in Delaware on February 27, 1998. Our principal executive offices are located at 15305 Dallas Parkway, Suite 1600, Addison, Texas 75001-6491. Our telephone number at our principal executive offices is (972) 713-3500. Our worldwide web address is www.uspi.com. The information on our website is not part of this prospectus.

Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for each of the periods shown.

	Successor								Predecessor
	Pro Forma Six Months Ended June 30, 2012	Pro Forma Year Ended December 31, 2011	Six Months Ended June 30, 2012	Years Ended December 31,				Period from April 19 through December 31, 2007	Period From January 1 through April 18, 2007

				2011	2010	2009	2008
Ratio of Earnings to Fixed Charges	2.50	2.56	2.06	3.45	2.80	2.47	2.21	1.97	2.75

These ratios are computed by dividing the total earnings by the total fixed charges. For purposes of calculating the ratio of earnings to fixed charges, earnings represent pre-tax income from continuing operations plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus amortization of debt issuance costs and the portion of rental expense that we believe is representative of the interest component of rental expense.

The ratio of earnings to fixed charges has been computed on a “total enterprise” basis, which requires the Company’s historically reported earnings and other amounts to be adjusted to include unconsolidated majority-owned subsidiaries and the consolidated group’s share of 50%-owned entities, as if all such entities were consolidated. In addition, the rules governing the computation of this ratio require the Company to include only distributed earnings of other unconsolidated affiliates, and to deduct the Company’s equity in the losses of unconsolidated affiliates only when their debt has been guaranteed by the Company, in which case fixed charges associated with the guaranteed debt are included in fixed charges. The pro forma ratio of earnings to fixed charges for the year ended December 31, 2011 and the six months ended June 30, 2012, assumes the consummation of the financing transactions on January 1, 2011 and January 1, 2012, respectively.

The Exchange Offer

On April 3, 2012, we completed a private offering of the outstanding notes. Concurrently with the private offering, USPI Finance, an affiliate of USPI that merged with and into USPI upon the consummation of the financing transactions and the U.K. spin-off, entered into a registration rights agreement, or the Registration Rights Agreement, with Barclays Capital Inc., as representative of the several initial purchasers named in Schedule I to the Purchase Agreement (as defined in the Registration Rights Agreement). Concurrently with the consummation of the financing transactions, the Company and guarantors of the outstanding notes entered into a registration rights agreement joinder, or the Registration Rights Agreement Joinder, pursuant to which the Company and the guarantors assumed all of the rights and obligations of USPI Finance under the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, we agreed, among other things, to file the registration statement of which this prospectus is a part. The following is a summary of the exchange offer. For more information please see “The Exchange Offer.” The “Description of Exchange Notes” section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes.

General

The form and terms of the exchange notes are substantially identical in all material respects to the form and terms of the outstanding notes except that the exchange notes will not contain terms with respect to registration rights under the Securities Act, transfer restrictions or additional interest. See “The Exchange Offer.”

The Exchange Offer

We are offering to exchange $440,000,000 aggregate principal amount of 9.000% Senior Notes due 2020 that have been registered under the Securities Act for all of our outstanding 9.000% Senior Notes due 2020.

The exchange offer will remain in effect for a limited time. We will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on October 3, 2012. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in a denomination equal to $2,000 and any integral multiples of $1,000 in excess thereof.

Resale

Based upon interpretations by the staff of the SEC set forth in no-action letters issued to unrelated third parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, unless you:

•	are an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	are a broker-dealer that purchased the notes directly from us for resale under Rule 144A, Regulation S or any other available exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of your business;

•	have an arrangement with any person to engage in the distribution of the exchange notes within the meaning of the Securities Act; or

•	are prohibited by law or policy of the SEC from participating in the exchange offer.

However, we have not obtained a no-action letter, and there can be no assurance that the SEC will make a similar determination with respect to the exchange offer. Furthermore, in order to participate in the exchange offer, you must make the representations set forth in the letter of transmittal that we are sending you with this prospectus.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on October 3, 2012, unless we decide to extend it. We do not currently intend to extend the expiration date.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, some of which may be waived by us. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Outstanding Notes

To participate in the exchange offer, you must properly complete and duly execute a letter of transmittal, which accompanies this prospectus, and transmit it, along with all other documents required by such letter of transmittal, to the exchange agent on or before the expiration date at the address provided on the cover page of the letter of transmittal.

In the alternative, you can tender your outstanding notes by following the automatic tender offer program, or ATOP, procedures established by The Depository Trust Company, or DTC, for tendering notes held in book-entry form, as described in this prospectus, whereby you will agree to be bound by the letter of transmittal and we may enforce the letter of transmittal against you.

If a holder of outstanding notes desires to tender such notes and the holder’s outstanding notes are not immediately available, or time will not permit the holder’s outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected pursuant to the guaranteed delivery procedures described in this prospectus.

For more details, please read “The Exchange Offer—Procedures for Tendering,” “The Exchange Offer—Book-Entry Transfer” and “The Exchange Offer—Guaranteed Delivery Procedures.”

Special Procedures for Beneficial Owners

If you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender those outstanding notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Withdrawal Rights

You may withdraw your tender of outstanding notes at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. Please read “The Exchange Offer—Withdrawal of Tenders.”

Acceptance of Outstanding Notes and Delivery of Exchange Notes

Subject to customary conditions, we will accept outstanding notes that are properly tendered in the exchange offer and not withdrawn prior to the expiration date. The exchange notes will be delivered promptly following the expiration date.

Effect of Not Tendering

Any outstanding notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer. Since the outstanding notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon the completion of the exchange offer, we will have no further obligations to register, and we do not currently anticipate that we will register, the outstanding notes not exchanged in this exchange offer under the Securities Act.

Dissenters’ Rights

Holders of outstanding notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC.

Interest on the Exchange Notes and the Outstanding Notes

The exchange notes will bear interest from the most recent interest payment date on which interest has been paid on the outstanding notes or, if no interest has been paid, from the issue date of the outstanding notes. Holders whose outstanding notes are accepted for exchange will be deemed to have waived the right to receive interest accrued on the outstanding notes.

Broker-Dealers

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will comply with the applicable provisions of the Securities Act (including, but not limited to, delivering this prospectus in connection with any resale of such exchange notes issued in the exchange offer). See “Plan of Distribution.”

Certain U.S. Federal Income Tax Considerations

Neither the registration of the outstanding notes pursuant to our obligations under the Registration Rights Agreement nor the holder’s receipt of exchange notes in exchange for outstanding notes will constitute a taxable event for U.S. federal income tax purposes. Please read “Certain U.S. Federal Income Tax Considerations.”

Exchange Agent	U.S. Bank National Association, the trustee under the indenture governing the notes, is serving as exchange agent in connection with the exchange offer.

Use of Proceeds	The issuance of the exchange notes will not provide us with any new proceeds. We are making the exchange offer solely to satisfy certain of our obligations under the Registration Rights Agreement.

Fees and Expenses	We will bear all expenses related to the exchange offer. Please read “The Exchange Offer—Fees and Expenses.”

The Exchange Notes

Issuer	United Surgical Partners International, Inc. (formerly USPI Finance Corp.)

Notes Offered

Up to $440,000,000 in aggregate principal amount of 9.000% Senior Notes due 2020. The exchange notes and the outstanding notes will be considered to be a single class for all purposes under the indenture, including waivers, amendments, redemptions and offers to purchase.

Maturity Dates	The exchange notes will mature on April 1, 2020.

Interest Rate	Interest on the exchange notes will be payable in cash and will accrue at a rate of 9.000% per annum.

Interest Payment Dates	April 1 and October 1, commencing October 1, 2012 (or on the interest payment date next occurring after issuance of the exchange notes).

Guarantees

The exchange notes will be fully and unconditionally guaranteed on a senior unsecured basis by each of our current and future direct or indirect domestic subsidiaries that guarantees obligations, or is a borrower, under the amended senior secured credit facility. See “Description of Exchange Notes—Brief Description of the Notes and the Subsidiary Guarantees of the Notes—The Subsidiary Guarantees.”

Ranking	The exchange notes will be our and the guarantors’ senior unsecured obligations and will:

•	rank equally in right of payment with all of our and the guarantors’ existing and future senior indebtedness, including indebtedness under the amended senior secured credit facility;

•	rank senior in right of payment to any existing or future subordinated indebtedness;

•

be effectively subordinated to our and the guarantors’ existing and future secured obligations, including indebtedness under the amended senior secured credit facility, to the extent of the value of the assets securing such secured obligations; and

•	be structurally subordinated to all existing and future indebtedness and other liabilities (including trade payables) of our non-guarantor subsidiaries.

As of June 30, 2012, (1) the notes and related guarantees ranked effectively junior to approximately $830.2 million of senior secured indebtedness under the amended senior secured credit facility, (2) there was an additional $125.0 million of unutilized capacity under the new senior secured revolving facility (without giving effect to $1.6 million of outstanding letters of credit) and (3) our non-guarantor subsidiaries had approximately $64.2 million aggregate principal amount of indebtedness outstanding.

Optional Redemption

We may redeem the exchange notes, in whole or in part, at any time prior to April 1, 2015 at a price equal to 100% of the principal amount of the exchange notes redeemed plus accrued and unpaid interest to the redemption date and a “applicable premium,” as described under “Description of Exchange Notes—Optional Redemption.” On or after April 1, 2015, we may redeem some or all of the exchange notes at the redemption prices listed under “Description of Exchange Notes—Optional Redemption.”

Additionally, at any time prior to April 1, 2015 we may choose to redeem up to 40% of the original principal amount of the exchange notes at a redemption price equal to 109.000% of the face amount thereof plus accrued and unpaid interest to the redemption date, with the net cash proceeds that we raise in one or more equity offerings; provided that at least 50% of the aggregate principal amount of the exchange notes originally issued under the indenture (excluding notes held by us and our subsidiaries) remain outstanding immediately after the occurrence of such redemption and the redemption occurs within 90 days of the closing date of any such equity offering.

Change of Control

Upon the occurrence of a change of control, if we do not redeem the exchange notes, you will have the right, as holders of the exchange notes, to require us to repurchase some or all of your exchange notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. See “Description of Exchange Notes—Repurchase at the Option of Holders—Change of Control.”

We may not be able to pay you the required price for exchange notes you present to us at the time of a change of control, because:

•	we may not have enough funds at the time; or

•	the terms of the amended senior secured credit facility or other indebtedness may prevent us from making such payment.

Certain Covenants	The indenture governing the exchange notes contains covenants that, among other things, limits our ability and the ability of our restricted subsidiaries to:

•	pay dividends on, redeem, repurchase or retire our capital stock;

•	incur indebtedness or issue certain capital stock;

•	incur certain liens;

•	make investments, loans, advances and acquisitions;

•	consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries;

•	prepay subordinated debt;

•	engage in certain transactions with our affiliates; and

•	enter into agreements restricting our restricted subsidiaries’ ability to pay dividends.

These covenants are subject to important exceptions and qualifications, which are described under the heading “Description of Exchange Notes” in this prospectus.

No Prior Market

The exchange notes will be freely transferable but will be new securities for which there will not initially be a market. Accordingly, we cannot assure you whether a market for the exchange notes will develop or as to the liquidity of any market. The initial purchasers in the private offering of the outstanding notes have advised us that they currently intend to make a market in the exchange notes. The initial purchasers are not obligated, however, to make a market in the exchange notes, and any such market-making may be discontinued by the initial purchasers in their discretion at any time without notice. Accordingly, we cannot assure you that a liquid market for the exchange notes will develop or be maintained.

Risk Factors	See “Risk Factors” and the other information in this prospectus for a discussion of some of the factors you should carefully consider before participating in the exchange offer.

RISK FACTORS

You should carefully consider the risks factors set forth below as well as the other information contained in this prospectus before participating in the exchange offer. The risks described below are not the only ones facing the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business or results of operations in the future. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment in the notes.

Risks Related to the Exchange Notes

You may have difficulty selling the outstanding notes that you do not exchange.

If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your outstanding notes described in the legend on your outstanding notes. The restrictions on transfer of your outstanding notes arise because we issued the outstanding notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the outstanding notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. Except as required by the Registration Rights Agreement, we do not intend to register the outstanding notes under the Securities Act. The tender of outstanding notes under the exchange offer will reduce the principal amount of the currently outstanding notes. Due to the corresponding reduction in liquidity, this may have an adverse effect upon, and increase the volatility of, the market price of any currently outstanding notes that you continue to hold following completion of the exchange offer.

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the exchange notes.

We have a significant amount of indebtedness. At June 30, 2012, we had total indebtedness of approximately $1.3 billion, and we had availability under the new senior secured revolving facility of $125.0 million (excluding $1.6 million of outstanding letters of credit).

Specifically, our high level of debt could have important consequences to the holders of the exchange notes, including:

•	making it more difficult for us to satisfy our obligations with respect to the exchange notes and our other debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, investments or acquisitions or other general corporate requirements;

•

requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, investments or acquisitions and other general corporate purposes;

•	increasing our vulnerability to adverse changes in general economic, industry and competitive conditions;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under the amended senior secured credit facility, will be at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

In addition, the credit agreement governing the amended senior secured credit facility and the indenture governing the exchange notes contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all of our debt.

We may not be able to generate sufficient cash to service all of our indebtedness, including the exchange notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations, including the exchange notes, depends on our financial condition and operating performance, which are subject to prevailing economic, industry and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control (as well as and including those factors discussed under “—Risks Related to Our Business” below). We may be unable to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the exchange notes.

If our cash flow and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness, including the exchange notes. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreement governing the amended senior secured credit facility and the indenture governing the notes restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

In addition, USPI is a holding company that conducts substantially all of its operations through, and derives all of its operating income and cash flow from, its subsidiaries, certain of which will not be guarantors of the exchange notes or our other indebtedness. Accordingly, repayment of our indebtedness, including the exchange notes, is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are guarantors of the exchange notes or our other indebtedness, our subsidiaries do not have any obligation to pay amounts due on the exchange notes or our other indebtedness or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the exchange notes. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal, practical and contractual restrictions may limit our ability to obtain cash from our subsidiaries.

While the indenture governing the exchange notes and credit agreement governing the amended senior secured credit facility limit the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the exchange notes.

Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations under the exchange notes.

If we cannot make scheduled payments on our debt, we will be in default and holders of the exchange notes could declare all outstanding principal and interest to be due and payable, the lenders under the new senior secured revolving facility could terminate their commitments to loan money, our secured lenders (including the lenders under the amended senior secured credit facility) could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation. All of these events could result in your losing your entire investment in the exchange notes.

Despite our level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above and prevent us from fulfilling our obligations under the exchange notes.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the credit agreement governing the amended senior secured credit facility and the indenture governing the exchange notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. If we incur any additional indebtedness that ranks equally with the exchange notes, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of our Company, subject to collateral arrangements. This may have the effect of reducing the amount of proceeds paid to you. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. In addition, the new senior secured revolving facility provides for unused commitments of $125.0 million as of June 30, 2012 (excluding $1.6 million of outstanding letters of credit). The credit agreement governing our senior secured credit facility provides that we may request additional loans and commitments under the senior secured revolving facility and the senior secured term loan facility in an aggregate amount not to exceed $200.0 million. All of those borrowings would be secured indebtedness and therefore are effectively senior to the exchange notes and the guarantees of the exchange notes by the guarantors to the extent of the value of the assets securing such debt. If new debt is added to our current debt levels, the related risks that we and the guarantors now face could intensify. See “Description of Other Indebtedness” and “Description of Exchange Notes.”

The terms of the credit agreement governing the amended senior secured credit facility and the indenture governing the exchange notes restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The indenture governing the exchange notes contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability and the ability of our restricted subsidiaries to:

•	pay dividends on our capital stock or redeem, repurchase or retire our capital stock;

•	incur additional indebtedness or issue certain capital stock;

•	incur certain liens;

•	make investments, loans, advances and acquisitions;

•	consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries;

•	prepay subordinated debt;

•	engage in certain transactions with our affiliates; and

•	enter into agreements restricting our restricted subsidiaries’ ability to pay dividends.

If we or our restricted subsidiaries engage in certain asset sales, we generally must either invest the net proceeds from such sales in our business within a period of time, prepay certain debt (including indebtedness outstanding under our amended senior secured credit facility) or make an offer to purchase a principal amount of the notes then outstanding equal to the excess net proceeds, subject to certain exceptions. In such case, the purchase price of the notes then outstanding will be 100% of the principal amount of such notes then outstanding, plus accrued and unpaid interest. See “Description of Exchange Notes—Asset Sales.”

The covenants in the indenture governing the exchange notes are subject to important exceptions and qualifications, which are described under “Description of Exchange Notes.” Certain of these covenants will cease to apply to the exchange notes at all times when the notes have investment grade ratings from both Moody’s Investor Services, Inc., Moody’s, and Standard and Poor’s Ratings Services, or Standard & Poor’s.

The agreements governing our amended senior secured credit facility include negative covenants that, among other things and subject to certain significant exceptions, limit our ability and the ability of our restricted subsidiaries to:

•	incur indebtedness or guarantees;

•	incur liens;

•	make investments, loans and acquisitions;

•	consolidate or merge;

•	sell assets, including capital stock of our subsidiaries;

•	pay dividends on our capital stock or redeem, repurchase or retire our capital stock;

•	alter the business we conduct;

•	amend, prepay, redeem or purchase subordinated debt;

•	engage in transactions with our affiliates; and

•	enter into agreements limiting subsidiary dividends and distributions.

A breach of the covenants under the credit agreement governing the amended senior secured credit facility or the indenture governing the exchange notes could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the credit agreement governing the amended senior secured credit facility would permit the lenders under the new senior secured revolving facility to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under the amended senior secured credit facility, those lenders could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders or noteholders accelerate the repayment of our borrowings, USPI and its subsidiaries may not have sufficient assets to repay that indebtedness.

The restrictions contained in the credit agreement governing the amended senior secured credit facility and the indenture governing the exchange notes could adversely affect our ability to:

•	finance our operations;

•	make needed capital expenditures;

•	make strategic acquisitions or investments or enter into joint ventures;

•	withstand a future downturn in our business, the industry or the economy in general;

•	engage in business activities, including future opportunities, that may be in our interest; and

•	plan for or react to market conditions or otherwise execute our business strategies.

These restrictions may affect our ability to grow.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the amended senior secured credit facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Assuming all revolving loans are fully drawn, each quarter point change in interest rates governing the amended senior secured credit facility would result in an approximate change of $2.4 million in annual interest expense on indebtedness under the amended senior secured credit facility. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk, may prove disadvantageous or may create additional risks, including risks discussed in “—Risks Related to Our Business” below.

If the financial institutions that are part of the syndicate of the new senior secured revolving facility fail to extend credit under that facility, our liquidity and results of operations may be adversely affected.

Each financial institution which is part of the syndicate for the new senior secured revolving facility is responsible, on a several, but not joint, basis, for providing a portion of the loans to be made under that facility. If any participant or group of participants with a significant portion of the commitments in the new senior secured revolving facility fail to satisfy its or their respective obligations to extend credit under the facility, and we are unable to find a replacement for such participant or participants on a timely basis (if at all), our liquidity may be adversely affected. If our liquidity under the new senior secured revolving facility is materially adversely impacted, our results of operations could be materially adversely affected.

The exchange notes will be effectively subordinated to USPI’s and the guarantors’ indebtedness under the amended senior secured credit facility and any other future secured indebtedness of USPI and the guarantors to the extent of the value of the assets securing that indebtedness.

The exchange notes will not be secured by any of USPI’s or the guarantors’ assets. As a result, the exchange notes and the guarantees will be effectively subordinated to USPI’s and the guarantors’ indebtedness under the amended senior secured credit facility with respect to the assets that secure that indebtedness. As of June 30, 2012, the new senior secured revolving facility provides for unused commitments of $125.0 million (excluding $1.6 million of outstanding letters of credit). In addition, we may incur additional secured debt in the future. The effect of this subordination is that upon a default in payment on, or the acceleration of, any of our secured indebtedness, or in the event of bankruptcy, insolvency, liquidation, dissolution or reorganization of USPI or the guarantors of the amended senior secured credit facility or of other secured debt, the proceeds from the sale of assets securing our secured indebtedness will be available to pay obligations on the exchange notes only after all indebtedness under the amended senior secured credit facility and the other secured debt has been paid in full. As a result, the holders of the exchange notes may receive less, ratably, than the holders of secured debt in the event of USPI’s or the guarantors’ bankruptcy, insolvency, liquidation, dissolution or reorganization.

The exchange notes will be structurally subordinated to all obligations of USPI’s existing and future subsidiaries that are not and do not become guarantors of the exchange notes.

The exchange notes will be guaranteed by each of USPI’s existing and subsequently acquired or organized subsidiaries that are borrowers under or guarantee the amended senior secured credit facility. The Company’s subsidiaries that do not guarantee the exchange notes will have no obligation, contingent or otherwise, to pay amounts due under the exchange notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment. The exchange notes will be structurally subordinated to all indebtedness and other obligations of any non-guarantor subsidiary such that in the event of insolvency, liquidation, reorganization, dissolution or other winding up of any subsidiary that is not a guarantor, all of that subsidiary’s creditors (including trade creditors and preferred stockholders, if any) would be entitled to payment in full out of that subsidiary’s assets before we would be entitled to any payment.

In addition, the indenture governing the exchange notes, subject to some limitations, permits these subsidiaries to incur additional indebtedness and does not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

Adjusting for certain intercompany activities, the non-guarantor subsidiaries of USPI accounted for approximately $213.6 million, or 83%, of our total revenue for the six months ending June 30, 2012 and approximately $310.5 million, or 14%, of our total assets, and approximately $97.1 million, or 6%, of our total liabilities, in each case as of June 30, 2012.

As of June 30, 2012, (1) the outstanding notes and related guarantees ranked effectively junior to approximately $830.2 million of senior secured indebtedness under the amended senior secured credit facility, (2) there was an additional $125.0 million of unutilized capacity under the new senior secured revolving facility (without giving effect to $1.6 million of outstanding letters of credit) and (3) our non-guarantor subsidiaries had approximately $64.2 million aggregate principal amount of indebtedness outstanding.

In addition, USPI’s subsidiaries that provide, or will provide, guarantees of the exchange notes will be automatically released from those guarantees upon the occurrence of certain events, including the following:

•	the designation of that subsidiary guarantor as an unrestricted subsidiary;

•	the release or discharge of any guarantee or indebtedness that resulted in the creation of the guarantee of the exchange notes by such subsidiary guarantor; or

•	the sale or other disposition, including the sale of substantially all the assets, of that subsidiary guarantor.

If any subsidiary guarantee is released, no holder of the exchange notes will have a claim as a creditor against that subsidiary, and the indebtedness and other liabilities, including trade payables and preferred stock, if any, whether secured or unsecured, of that subsidiary will be structurally senior to the claim of any holders of the notes. See “Description of Exchange Notes—Brief Description of the Notes and the Subsidiary Guarantees of the Notes—The Subsidiary Guarantees.”

The lenders under the amended senior secured credit facility have the discretion to release any guarantors under the senior secured credit facility in a variety of circumstances, which will cause those guarantors to be released from their guarantees of the exchange notes.

While any obligations under the amended senior secured credit facility remain outstanding, any guarantee of the exchange notes may be released without action by, or consent of, any holder of the exchange notes or the trustee under the indenture that governs the exchange notes, at the discretion of lenders under the amended senior secured credit facility, if the related guarantor is no longer a guarantor of obligations under the amended senior secured credit facility or any other indebtedness. See “Description of Exchange Notes.” The lenders under the amended senior secured credit facility will have the discretion to release the guarantees under the amended senior secured credit facility in a variety of circumstances. You will not have a claim as a creditor against any entity that is no longer a guarantor of the exchange notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to claims of holders of the exchange notes.

We are not limited in our ability to invest in certain of our non-guarantor subsidiaries and we may not be able to recapture the funds invested in these subsidiaries.

The indenture does not limit our ability to invest in our Qualified Restricted Subsidiaries (as defined in “Description of Exchange Notes—Certain Definitions”). These Qualified Restricted Subsidiaries can incur significant amounts of indebtedness. As a result, the Qualified Restricted Subsidiaries may in the future become highly leveraged. Since these Qualified Restricted Subsidiaries are not guarantors of the exchange notes, in the event of a bankruptcy of one or more of these entities, funds we invest in these entities may not be available to us to repay the exchange notes or for other purposes. Our inability to recover funds invested in our Qualified Restricted Subsidiaries could limit our ability to service our debt obligations, including our obligations under the exchange notes.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the exchange notes.

Any default under the agreements governing our indebtedness, including a default under the amended senior secured credit facility that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on the exchange notes and substantially decrease the market value of the exchange notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants in the instruments governing our indebtedness (including covenants in the amended senior secured credit facility and the indenture that governs the exchange notes), we could be in default under the terms of the agreements governing such indebtedness, including the amended senior secured credit facility and the indenture that governs the exchange notes. In the event of such default:

•

the holders of such indebtedness may be able to cause all of our available cash flow to be used to pay such indebtedness and, in any event, could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest;

•

the lenders under the amended senior secured credit facility could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets; and

•	we could be forced into bankruptcy or liquidation.

Upon any such bankruptcy filing, we would be stayed from making any ongoing payments on the exchange notes, and the holders of the exchange notes would not be entitled to receive post-petition interest or applicable fees, costs or charges, or any “adequate protection” under Title 11 of the United States Code, or the Bankruptcy Code. Furthermore, if a bankruptcy case were to be commenced under the Bankruptcy Code, we could be subject to claims, with respect to any payments made within 90 days prior to commencement of such a case, that we were insolvent at the time any such payments were made and that all or a portion of such payments, which could include repayments of amounts due under the exchange notes, might be deemed to constitute a preference, under the Bankruptcy Code, and that such payments should be voided by the bankruptcy court and recovered from the recipients for the benefit of the entire bankruptcy estate. Also, in the event that we were to become a debtor in a bankruptcy case seeking reorganization or other relief under the Bankruptcy Code, a delay and/or substantial reduction in payment under the exchange notes may otherwise occur.

If our operating performance declines, we may in the future need to obtain waivers from the required lenders under the amended senior secured credit facility to avoid being in default. If we breach our covenants under the amended senior secured credit facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under the amended senior secured credit facility, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

The Company may not be able to repurchase the exchange notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, USPI will be required to offer to repurchase all of the outstanding exchange notes at 101% of their principal amount, plus accrued and unpaid interest to the purchase date. Additionally, under the amended senior secured credit facility, a change of control (as defined therein) constitutes an event of default that permits the lenders to accelerate the maturity of borrowings and terminate their commitments to lend. The source of funds for any purchase of the exchange notes and repayment of borrowings under the amended senior secured credit facility would be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the exchange notes upon a change of control because we may not have sufficient financial resources to purchase all of the debt securities that are tendered upon a change of control and repay our other indebtedness that will become due. We may require additional financing from third parties to fund any such purchases, and we may be unable to obtain financing on satisfactory terms or at all. Further, USPI’s ability to repurchase the exchange notes may be limited by law. In order to avoid the obligations to repurchase the exchange notes and events of default and potential breaches of the credit agreement governing the amended senior secured credit facility, we may have to avoid certain change of control transactions that would otherwise be beneficial to us.

In addition, some important corporate events, such as leveraged recapitalizations, may not, under the indenture governing the exchange notes, constitute a “change of control” that would require USPI to repurchase the exchange notes, even though those corporate events could increase the level of our indebtedness or otherwise adversely affect our capital structure, credit ratings, financial condition or the value of the exchange notes. See “Description of Exchange Notes—Repurchase at the Option of Holders—Change of Control.”

Holders of the exchange notes may not be able to determine when a change of control giving rise to their right to have the exchange notes repurchased has occurred following a sale of “substantially all” of our assets.

The definition of change of control in the indenture governing the exchange notes offered hereby includes a phrase relating to the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of exchange notes to require us to repurchase its exchange notes as a result of a sale of less than all our assets to another person may be uncertain.

Because each guarantor’s liability under its guarantees may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the guarantors.

You have the benefit of the guarantees of the subsidiary guarantors. However, the guarantees by the subsidiary guarantors are limited to the maximum amount that the subsidiary guarantors are permitted to guarantee under applicable law. As a result, a subsidiary guarantor’s liability under its guarantee could be reduced to zero, depending upon the amount of other obligations of such subsidiary guarantor. Further, under the circumstances discussed more fully below, a court under federal and state fraudulent conveyance and transfer statutes could void the obligations under a guarantee or further subordinate it to all other obligations of the guarantor. See “—U.S. federal and state fraudulent transfer laws may permit a court to void the exchange notes and/or the guarantees, and if that occurs, you may not receive any payments on the exchange notes.” In addition, you will lose the benefit of a particular guarantee if it is released under certain circumstances described under “Description of Exchange Notes—Brief Description of the Notes and the Subsidiary Guarantees of the Notes—The Subsidiary Guarantees.”

U.S. federal and state fraudulent transfer laws may permit a court to void the exchange notes and/or the guarantees, and if that occurs, you may not receive any payments on the exchange notes.

U.S. federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the exchange notes and the incurrence of the guarantees of the exchange notes, including the guarantee by the guarantors entered into upon issuance of the exchange notes and subsidiary guarantees (if any) that may be entered into thereafter under the terms of the indenture governing the exchange notes. Under U.S. federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the exchange notes or the guarantees thereof could be voided as a fraudulent transfer or conveyance if USPI or any of the guarantors, as applicable, (a) issued the exchange notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (b) received less than reasonably equivalent value or fair consideration in return for either issuing the exchange notes or incurring the guarantees and, in the case of (b) only, one of the following is also true at the time thereof:

•	USPI or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the exchange notes or the incurrence of the guarantees;

•

the issuance of the exchange notes or the incurrence of the guarantees left USPI or any of the guarantors, as applicable, with an unreasonably small amount of capital or assets to carry on the business;

•	USPI or any of the guarantors intended to, or believed that USPI or such guarantor would, incur debts beyond USPI’s or the guarantor’s ability to pay as they mature; or

•

USPI or any of the guarantors were a defendant in an action for money damages, or had a judgment for money damages docketed against USPI or the guarantor if, in either case, the judgment is unsatisfied after final judgment.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor. A court would likely find that a subsidiary guarantor did not receive reasonably equivalent value or fair consideration for its guarantee to the extent the guarantor did not obtain a reasonably equivalent benefit directly or indirectly from the issuance of the exchange notes or the applicable guarantee.

We cannot be certain as to the standards a court would use to determine whether or not USPI or the guarantors were insolvent at the relevant time or, regardless of the standard that a court uses, whether the exchange notes or the guarantees would be subordinated to USPI’s or any of the guarantors’ other debt. In general, however, a court would deem an entity insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.

If a court were to find that the issuance of the exchange notes or the incurrence of a guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the exchange notes or that guarantee, could subordinate the exchange notes or that guarantee to presently existing and future indebtedness of USPI or of the related guarantor or could require the holders of the exchange notes to repay any amounts received with respect to that guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the exchange notes. Further, the voidance of the exchange notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of that debt.

If the guarantees were legally challenged, any guarantee could also be subject to the claim that, since the guarantee was incurred for USPI’s benefit, and only indirectly for the benefit of the applicable guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantees, subordinate them to the applicable guarantor’s other debt or take other action detrimental to the holders of the exchange notes.

Although each guarantee entered into by a guarantor contains a provision intended to limit that guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer, this provision may not be effective to protect those guarantees from being voided under fraudulent transfer law, or may reduce that guarantor’s obligation to an amount that effectively makes its guarantee worthless.

In addition, any payment by USPI pursuant to the exchange notes made at a time that USPI was found to be insolvent could be voided and required to be returned to USPI or to a fund for the benefit of USPI’s creditors if such payment is made to an insider within a one-year period prior to a bankruptcy filing or within 90 days for any outside party and such payment would give such insider or outsider party more than such creditors would have received in a distribution under the Bankruptcy Code.

Finally, as a court of equity, the bankruptcy court may subordinate the claims in respect of the exchange notes to other claims against USPI under the principle of equitable subordination if the court determines that (1) the holder of exchange notes engaged in some type of inequitable conduct, (2) the inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holders of notes and (3) equitable subordination is not inconsistent with the provisions of the Bankruptcy Code.

Many of the covenants in the indenture that govern the exchange notes will not apply during any period in which the exchange notes are rated investment grade by both Moody’s and Standard & Poor’s.

Many of the covenants in the indenture that governs the exchange notes will not apply to us during any period in which the exchange notes are rated investment grade by both Moody’s, and Standard & Poor’s, provided at such time no default or event of default has occurred and is continuing. These covenants restrict, among other things, our ability to pay distributions, incur debt and to enter into certain other transactions. There can be no assurance that the exchange notes will ever be rated investment grade or that, if they are rated investment grade, that the exchange notes will maintain these ratings. However, suspension of these covenants would allow us to incur debt, pay dividends and make other distributions and engage in certain other transactions that would not be permitted while these covenants were in force. See “Description of Exchange Notes—Certain Covenants.”

Your ability to transfer the exchange notes may be limited by the absence of an active trading market, and an active trading market for the exchange notes may not develop.

The exchange notes are new issues of securities for which there is no established public market. We expect the exchange notes to be eligible for trading by “qualified institutional buyers” as defined under Rule 144A, but we do not intend to have the exchange notes listed on a national securities exchange or to arrange for quotation on any automated dealer quotation systems. The initial purchasers have advised us that they intend to make a market in the exchange notes, as permitted by applicable laws and regulations; however, the initial purchasers are not obligated to make a market in any of the exchange notes, and they may discontinue their market-making activities at any time without notice. Therefore, an active market for any of the exchange notes may not develop, and if a market for any of the exchange notes does develop, that market may not continue. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. The market, if any, for any of the exchange notes may be subject to similar disruptions, and any such disruptions may adversely affect the prices at which you may sell your exchange notes. In addition, subsequent to their initial issuance, the exchange notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our debt will have a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes.

Credit ratings are not recommendations to purchase, hold or sell the exchange notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of the exchange notes. Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing. If any credit rating initially assigned to the notes is subsequently lowered or withdrawn for any reason, you may not be able to resell your exchange notes at a favorable price or at all.

Risks Related to Our Business

We depend on payments from third-party payors, including government healthcare programs. If these payments are reduced, our revenue will decrease.

We are dependent upon private and governmental third-party sources of payment for the services provided to patients in our surgery centers and surgical hospitals. The amount of payment a surgical facility receives for its services may be adversely affected by market and cost factors as well as other factors over which we have no control, including Medicare and Medicaid regulations and the cost containment and utilization decisions of third-party payors. Fixed fee schedules, capitation payment arrangements, exclusion from participation in or inability to reach agreement with managed care programs or other factors affecting payments for healthcare services over which we have no control could also cause a reduction in our revenues.

If we are unable to acquire and develop additional surgical facilities on favorable terms, are not successful in integrating operations of acquired surgical facilities or are unable to manage growth, we may be unable to execute our acquisition and development strategy, which could limit our future growth.

Our strategy is to increase our revenues and earnings by continuing to acquire and develop additional surgical facilities, primarily in collaboration with our hospital partners. Our efforts to execute our acquisition and development strategy may be affected by our ability to identify suitable candidates and negotiate and close acquisition and development transactions. We are currently evaluating potential acquisitions and development projects and expect to continue to evaluate acquisitions and development projects in the foreseeable future. The surgical facilities we develop typically incur losses in their early months of operation (more so in the case of surgical hospitals) and, until their case loads grow, they generally experience lower total revenues and operating margins than established surgical facilities, and we expect this trend to continue. Historically, most of our newly developed facilities have generated positive cash flow within the first 12 months of operations. We may not be successful in acquiring surgical facilities, developing surgical facilities or achieving satisfactory operating results at acquired or newly developed facilities. Further, the companies or assets we acquire in the future may not ultimately produce returns that justify our related investment. If we are not able to execute our acquisition and development strategy, our ability to increase revenues and earnings through future growth would be impaired.

If we are not successful in integrating newly acquired surgical facilities, we may not realize the potential benefits of such acquisitions. Likewise, if we are not able to integrate acquired facilities’ operations and personnel with ours in a timely and efficient manner, then the potential benefits of the transaction may not be realized. Further, any delays or unexpected costs incurred in connection with integration could have a material adverse effect on our operations and earnings. In particular, if we experience the loss of key personnel or if the effort devoted to the integration of acquired facilities diverts significant management or other resources from other operational activities, our operations could be impaired.

We have acquired interests in or developed all of our surgical facilities since our inception. We expect to continue to expand our operations in the future. Our rapid growth has placed, and will continue to place, increased demands on our management, operational and financial information systems and other resources. Further expansion of our operations will require substantial financial resources and management attention. To accommodate our past and anticipated future growth, and to compete effectively, we will need to continue to improve our management, operational and financial information systems and to expand, train, manage and motivate our workforce. Our personnel, systems, procedures or controls may not be adequate to support our operations in the future. Further, focusing our financial resources and management attention on the expansion of our operations may negatively impact our financial results. Any failure to improve our management, operational and financial information systems, or to expand, train, manage or motivate our workforce, could reduce or prevent our growth.

We depend on our relationships with the physicians who use our facilities. Our ability to provide medical services at our facilities would be impaired and our revenues reduced if we are not able to maintain these relationships.

Our business depends upon the efforts and success of the physicians who provide medical and surgical services at our facilities and the strength of our relationships with these physicians. Our revenues would be reduced if we lost our relationship with one or more key physicians or group of physicians or such physicians or groups reduce their use of our facilities. Any failure of these physicians to maintain the quality of medical care provided or to otherwise adhere to professional guidelines at our surgical facilities or any damage to the reputation of a key physician or group of physicians could also damage our reputation, subject us to liability and significantly reduce our revenues.

In addition, healthcare reform may contribute to increased physician employment with hospitals, which could weaken our relationships with these physicians. The creation of Accountable Care Organizations, or ACOs, in the Patient Protection and Affordable Care Act, or the Act, may cause physicians to accept employment to become part of a network that includes an ACO. In addition, the Acts’ focus on investing in infrastructure to increase efficiencies may further contribute to shifting physicians’ practice patterns from private practice to employment with hospitals and ACOs. ACOs that achieve quality performance standards established by HHS will be eligible to share in a portion of the amounts saved by the Medicare program. Because an individual physician may view the costs associated with investing in technology and processes to increase efficiencies as too large to bear individually, the physician may turn to employment as a means to participate in the Medicare savings and the capital investments required by the Acts. Physicians who accept employment may be restricted from owning interests in or utilizing our facilities.

Our revenues may be reduced by changes in payment methods or rates under the Medicare or Medicaid programs.

HHS and the states in which we perform surgical procedures for Medicaid patients may revise the Medicare and Medicaid payment methods or rates in the future. Any such changes could have a negative impact on the reimbursements we receive for our surgical services from the Medicare program and the state Medicaid programs. In addition, the Acts’ requirement that HHS develop a value-based purchasing program for ambulatory surgery centers may further impact Medicare reimbursement of ambulatory surgery centers or increase our operating costs in order to satisfy the value-based standards. The ultimate impact of the changes in Medicare reimbursement will depend on a number of factors, including the procedure mix at the centers and our ability to realize an increased procedure volume.

If we incur material liabilities as a result of acquiring surgical facilities, our operating results could be adversely affected.

Although we conduct extensive due diligence prior to the acquisition of surgical facilities and seek indemnification from prospective sellers covering unknown or contingent liabilities, we may acquire surgical facilities that have material liabilities for failure to comply with healthcare laws and regulations or other past activities. Although we maintain professional and general liability insurance, we do not currently maintain insurance specifically covering any unknown or contingent liabilities that may have occurred prior to the acquisition of surgical facilities. If we incur these liabilities and are not indemnified or insured for them, our operating results and financial condition could be adversely affected.

We depend on our relationships with not-for-profit healthcare systems. If we are not able to maintain our relationships with these not-for-profit healthcare systems, or enter into new relationships, we may be unable to implement our business strategies successfully.

Our domestic business depends in part upon the efforts and success of our not-for-profit healthcare system partners and the strength of our relationships with those healthcare systems. Our business could be adversely affected by any damage to those healthcare systems’ reputations or to our relationships with them. We may not be able to maintain our existing agreements on terms and conditions favorable to us or enter into relationships with additional not-for-profit healthcare systems. Our relationships with not-for-profit healthcare systems and the joint venture agreements that represent these relationships are structured to comply with current revenue rulings published by the Internal Revenue Service as well as case law relevant to joint ventures between for-profit and not-for-profit healthcare entities. Material changes in these authorities could adversely affect our relationships with not-for-profit healthcare systems. If we are unable to maintain our existing arrangements on terms favorable to us or enter into relationships with additional not-for-profit healthcare systems, we may be unable to implement our business strategies successfully.

If we and our not-for-profit healthcare system partners are unable to successfully negotiate contracts and maintain satisfactory relationships with managed care organizations or other third-party payors, our revenues may decrease.

Our competitive position has been, and will continue to be, affected by initiatives undertaken during the past several years by major domestic purchasers of healthcare services, including federal and state governments, insurance companies and employers, to revise payment methods and monitor healthcare expenditures in an effort to contain healthcare costs. As a result of these initiatives, managed care companies such as health maintenance and preferred provider organizations, which offer prepaid and discounted medical service packages, represent a growing segment of healthcare payors, the effect of which has been to reduce the growth of domestic healthcare facility margins and revenue.

As an increasing percentage of domestic patients become subject to healthcare coverage arrangements with managed care payors, we believe that our success will continue to depend upon our and our not-for-profit healthcare system partners’ ability to negotiate favorable contracts on behalf of our facilities with managed care organizations, employer groups and other private third-party payors. We have structured our ventures with not-for-profit healthcare system partners in a manner we believe to be consistent with applicable regulatory requirements. If applicable regulatory requirements were interpreted to require changes to our existing arrangements, or if we are unable to enter into these arrangements on satisfactory terms in the future, we could be adversely affected. Many of these payors already have existing provider structures in place and may not be able or willing to change their provider networks. We could also experience a material adverse effect to our operating results and financial condition as a result of the termination of existing third-party payor contracts.

Our surgical facilities face competition for patients from other healthcare providers.

The healthcare business is highly competitive, and competition among hospitals and other healthcare providers for patients has intensified in recent years. Generally, other facilities in the local communities served by our facilities provide services similar to those offered by our surgery centers and surgical hospitals. In addition, the number of freestanding surgical hospitals and surgery centers in the geographic areas in which we operate has increased significantly, and many of these facilities operate under different reimbursement models than we have traditionally seen. As a result, most of our surgery centers and surgical hospitals operate in a highly competitive environment. Some of the hospitals that compete with our facilities are owned by governmental agencies or not-for-profit corporations supported by endowments, charitable contributions and/or tax revenues and can finance capital expenditures and operations on a tax-exempt basis. Our surgery centers and surgical hospitals are facing increasing competition from unaffiliated physician-owned surgery centers and surgical hospitals for market share in high margin services and for quality physicians and personnel. If our competitors are better able to attract patients, recruit physicians, expand services or obtain favorable managed care contracts at their facilities than our surgery centers and surgical hospitals, we may experience an overall decline in patient volume.

The current state of the economy and future economic conditions may adversely impact our business.

The U.S. economy continues to experience difficult conditions. Burdened by economic constraints and higher patient deductibles, patients have delayed or canceled non-emergency surgical procedures. Although we have taken steps to minimize the impact of these conditions, it is difficult to predict the degree to which our business will continue to be impacted by such conditions or the course of the economy in the future.

Efforts to regulate the construction, acquisition or expansion of healthcare facilities could prevent us from acquiring additional surgical facilities, renovating our existing facilities or expanding the breadth of services we offer.

Many states in the United States require prior approval for the construction, acquisition or expansion of healthcare facilities or expansion of the services they offer. When considering whether to approve such projects, these states take into account the need for additional or expanded healthcare facilities or services. In a number of states in which we operate, we are required to obtain certificates of need for capital expenditures exceeding a prescribed amount, changes in bed capacity or services offered and under various other circumstances. Other states in which we now or may in the future operate may adopt certificate of need legislation or regulatory provisions. Our costs of obtaining a certificate of need have ranged up to $500,000. Although we have not previously been denied a certificate of need, we may not be able to obtain the certificates of need or other required approvals for additional or expanded facilities or services in the future. In addition, at the time we acquire a facility, we may agree to replace or expand the acquired facility. If we are unable to obtain the required approvals, we may not be able to acquire additional surgery centers or surgical hospitals, expand the healthcare services provided at these facilities or replace or expand acquired facilities.

If any of our existing health care facilities lose their accreditation or any of our new facilities fail to receive accreditation, such facilities could become ineligible to receive reimbursement under Medicare or Medicaid.

The construction and operation of healthcare facilities are subject to extensive federal, state and local regulation relating to, among other things, the adequacy of medical care, equipment, personnel, operating policies and procedures, fire prevention, rate-setting and compliance with building codes and environmental protection. Additionally, such facilities are subject to periodic inspection by government authorities to assure their continued compliance with these various standards.

All of our facilities are deemed certified, meaning that they are accredited, properly licensed under the relevant state laws and regulations and certified under the Medicare program or are in the process of applying for such accreditation, licensing or certification. The effect of maintaining certified facilities is to allow such facilities to participate in the Medicare and Medicaid programs. We believe that all of our healthcare facilities are in material compliance with applicable federal, state, local and other relevant regulations and standards. However, should any of our healthcare facilities lose their deemed certified status and thereby lose certification under the Medicare or Medicaid programs, such facilities would be unable to receive reimbursement from either of those programs and our business could be materially adversely affected.

Failure to comply with federal and state statutes and regulations relating to patient privacy and electronic data security could negatively impact our financial results.

There are currently numerous federal and state statutes and regulations that address patient privacy concerns and federal standards that address the maintenance of the security of electronically maintained or transmitted electronic health information and the format of transmission of such information in common healthcare financing information exchanges. These provisions are intended to enhance patient privacy and the effectiveness and efficiency of healthcare claims and payment transactions. In particular, the Administrative Simplification Provisions of the Health Insurance Portability and Accountability Act of 1996 required us to implement new systems and to adopt business procedures for transmitting healthcare information and for protecting the privacy and security of individually identifiable information.

We believe that we are in material compliance with existing state and federal regulations relating to patient privacy, security and with respect to the format for electronic healthcare transactions. However, if we fail to comply with the federal privacy, security and transactions and code sets regulations, we could incur significant civil and criminal penalties. Failure to comply with state laws related to privacy could, in some cases, also result in civil fines and criminal penalties.

If we fail to comply with applicable laws and regulations, we could suffer penalties or be required to make significant changes to our operations.

We are subject to many laws and regulations at the federal, state and local government levels in the jurisdictions in which we operate. These laws and regulations require that our healthcare facilities meet various licensing, certification and other requirements, including those relating to:

•	physician ownership of our domestic facilities;

•	the adequacy of medical care, equipment, personnel, operating policies and procedures;

•	building codes;

•	licensure, certification and accreditation;

•	billing for services;

•	handling of medication;

•	maintenance and protection of records; and

•	environmental protection.

We believe that we are in material compliance with applicable laws and regulations. However, if we fail or have failed to comply with applicable laws and regulations, we could suffer civil or criminal penalties, including the loss of our licenses to operate and our ability to participate in Medicare, Medicaid and other government sponsored healthcare programs. A number of initiatives have been proposed during the past several years to reform various aspects of the healthcare system in the United States. In the future, different interpretations or enforcement of existing or new laws and regulations could subject our current practices to allegations of impropriety or illegality, or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. Current or future legislative initiatives or government regulation may have a material adverse effect on our operations or reduce the demand for our services.

In pursuing our growth strategy, we may expand our presence into new geographic markets. In entering a new geographic market, we will be required to comply with laws and regulations of jurisdictions that may differ from those applicable to our current operations. If we are unable to comply with these legal requirements in a cost-effective manner, we may be unable to enter new geographic markets.

If a federal or state agency asserts a different position or enacts new laws or regulations regarding illegal remuneration under the Medicare or Medicaid programs, we may be subject to civil and criminal penalties, experience a significant reduction in our revenues or be excluded from participation in the Medicare and Medicaid programs.

The federal anti-kickback statute prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referrals for items or services payable by Medicare, Medicaid, or any other federally funded healthcare program. Additionally, the anti-kickback statute prohibits any form of remuneration in return for purchasing, leasing or ordering, or arranging for or recommending the purchasing, leasing or ordering of items or services payable by Medicare, Medicaid or any other federally funded healthcare program. The anti-kickback statute is very broad in scope and many of its provisions have not been uniformly or definitively interpreted by existing case law or regulations. Moreover, several federal courts have held that the anti-kickback statute can be violated if only one purpose (not necessarily the primary purpose) of a transaction is to induce or reward a referral of business, notwithstanding other legitimate purposes. Violations of the anti-kickback statute may result in substantial civil or criminal penalties, including up to five years imprisonment and criminal fines of up to $25,000 and civil penalties of up to $50,000 for each violation, plus three times the remuneration involved or the amount claimed and exclusion from participation in all federally funded healthcare programs. An exclusion, if applied to our surgery centers or surgical hospitals, could result in significant reductions in our revenues, which could have a material adverse effect on our business.

In July 1991, HHS issued final regulations defining various “safe harbors.” Two of the safe harbors issued in 1991 apply to business arrangements similar to those used in connection with our surgery centers and surgical hospitals: the “investment interest” safe harbor and the “personal services and management contracts” safe harbor. However, the structure of the partnerships and limited liability companies operating our surgery centers and surgical hospitals, as well as our various business arrangements involving physician group practices, do not satisfy all of the requirements of either safe harbor.

On November 19, 1999, HHS promulgated final regulations creating additional safe harbor provisions, including a safe harbor that applies to physician ownership of or investment interests in surgery centers. The surgery center safe harbor protects four types of investment arrangements: (1) surgeon owned surgery centers; (2) single specialty surgery centers; (3) multi-specialty surgery centers; and (4) hospital/physician surgery centers. Each category has its own requirements with regard to what type of physician may be an investor in the surgery center. In addition to the physician investor, the categories permit an “unrelated” investor, who is a person or entity that is not in a position to provide items or services related to the surgery center or its investors. Our business arrangements with our surgical facilities typically consist of one of our subsidiaries being an investor in each partnership or limited liability company that owns the facility, in addition to providing management and other services to the facility. Therefore, our business arrangements with our surgery centers, surgical hospitals and physician groups do not qualify for “safe harbor” protection from government review or prosecution under the anti-kickback statute. When a transaction or relationship does not fit within a safe harbor, it does not mean that an anti-kickback violation has occurred; rather, it means that the facts and circumstances as well as the intent of the parties related to a specific transaction or relationship must be examined to determine whether or not any illegal conduct has occurred.

Although we believe that our business arrangements do not violate the anti-kickback statute, a government agency or a private party may assert a contrary position. Additionally, new domestic federal or state laws may be enacted that would cause our relationships with the physician investors to become illegal or result in the imposition of penalties against us or our facilities. If any of our business arrangements with physician investors were deemed to violate the anti-kickback statute or similar laws, or if new domestic federal or state laws were enacted rendering these arrangements illegal, our business could be adversely affected.

Also, most of the states in which we operate have adopted anti-kickback laws, many of which apply more broadly to all third-party payors, not just to federal or state healthcare programs. Many of the state laws do not have regulatory safe harbors comparable to the federal provisions and have only rarely been interpreted by the courts or other governmental agencies. We believe that our business arrangements do not violate these state laws. Nonetheless, if our arrangements were found to violate any of these anti-kickback laws, we could be subject to significant civil and criminal penalties that could adversely affect our business.

If physician self-referral laws are interpreted differently or if other legislative restrictions are issued, we could incur significant sanctions and loss of reimbursement revenues.

The U.S. federal physician self-referral law, commonly referred to as the “Stark Law,” prohibits a physician from making a referral for a “designated health service” to an entity to furnish an item or service payable under Medicare if the physician or a member of the physician’s immediate family has a financial relationship with the entity such as an ownership interest or compensation arrangement, unless an exception applies. The list of designated health services under the Stark Law does not include ambulatory surgery services as such. However, some of the designated health services are among the types of services furnished by our facilities.

HHS, acting through the Centers for Medicare and Medicaid Services (CMS), has promulgated regulations implementing the Stark Law. These regulations exclude health services provided by an ambulatory surgery center from the definition of “designated health services” if the services are included in the facility’s composite Medicare payment rate. Therefore, the Stark Law’s self-referral prohibition generally does not apply to health services provided by a surgery center. However, if the surgery center is separately billing Medicare for designated health services that are not covered under the surgery center’s composite Medicare payment rate, or if either the surgery center or an affiliated physician is performing (and billing Medicare) for procedures that involve designated health services that Medicare has not designated as an ambulatory surgery center service, the Stark Law’s self-referral prohibition would apply and such services could implicate the Stark Law. We believe that our operations do not violate the Stark Law, as currently interpreted.

In addition, we believe that physician ownership of surgery centers is not prohibited by similar self-referral statutes enacted at the state level. However, the Stark Law and similar state statutes are subject to different interpretations with respect to many important provisions. Violations of these self-referral laws may result in substantial civil or criminal penalties, including large civil monetary penalties and exclusion from participation in the Medicare and Medicaid programs. Exclusion of our surgery centers or surgical hospitals from these programs through future judicial or agency interpretation of existing laws or additional legislative restrictions on physician ownership or investments in healthcare entities could result in significant loss of reimbursement revenues.

We may be subject to actions for false and other improper claims.

Federal and state government agencies, as well as private payors, have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of the cost reporting and billing practices of healthcare organizations and their quality of care and financial relationships with referral sources. In addition, the Office of the Inspector General of the U.S. Department of Health and Human Services, and the U.S. Department of Justice have, from time to time, undertaken national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse.

The U.S. government is authorized to impose criminal, civil and administrative penalties on any person or entity that files a false claim for payment from the Medicare or Medicaid programs and other federal and state healthcare programs. Claims filed with private insurers can also lead to criminal and civil penalties, including, but not limited to, penalties relating to violations of federal mail and wire fraud statutes, as well as penalties under the anti-fraud provisions of the Health Insurance Portability and Accountability Act of 1996, or HIPAA. The U.S. government is applying its criminal, civil and administrative penalty statutes in an ever-expanding range of circumstances. For example, the government has taken the position that a pattern of claiming reimbursement for unnecessary services violates these statutes if the claimant should have known the services were unnecessary, even if the government cannot demonstrate actual knowledge. The government has also taken the position that claiming payment for low-quality services is a violation of these statutes if the claimant should have known that the care was substandard. The Fraud Enforcement and Recovery Act of 2009, or FERA, further expanded the scope of the False Claims Act to create liability for knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government and FERA, along with statutory provisions found in the Acts, created federal False Claims Act liability for the knowing failure to report and return an overpayment within 60 days of the identification of the overpayment or, in certain cases, the date by which a corresponding cost report is due, whichever is later. Although we believe that our operations comply with both federal and state laws, they may nevertheless be the subject of a whistleblower lawsuit or may otherwise be challenged or scrutinized by governmental authorities. A determination that we have violated these laws could have a material adverse effect on our financial condition or results of operations.

Companies within the healthcare industry continue to be the subject of federal and state audits and investigations, which increases the risk that we may become subject to investigations in the future.

Both federal and state government agencies, as well as private payors, have heightened and coordinated audits and administrative, civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare organizations. These investigations relate to a wide variety of topics, including the following:

•	cost reporting and billing practices;

•	quality of care;

•	financial reporting;

•	financial relationships with referral sources; and

•	medical necessity of services provided.

In addition, the Office of the Inspector General of HHS, or the OIG, and the Department of Justice have, from time to time, undertaken national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. In its 2012 Work Plan, the OIG states its intent to review the safety and quality of care for Medicare beneficiaries having surgeries and procedures in ambulatory surgical centers and hospital outpatient departments. We have not received any related audit letters to date. Moreover, another trend impacting healthcare providers is the increased use of the federal False Claims Act, particularly by individuals who bring actions under that law. Such “qui tam” or “whistleblower” actions allow private individuals to bring actions on behalf of the government alleging that a healthcare provider has defrauded the federal government. If the government intervenes and prevails in the action, the defendant may be required to pay three times the actual damages sustained by the government, plus mandatory civil monetary penalties of between $5,500 and $11,000 for each false claim submitted to the government. As part of the resolution of a qui tam case, the party filing the initial complaint may share in a portion of any settlement or judgment. If the government does not intervene in the action, the qui tam plaintiff may pursue the action independently. Additionally, some states have adopted similar whistleblower and false claims provisions. Although companies in the healthcare industry have been, and may continue to be, subject to qui tam actions, we are unable to predict the impact of such actions on our business, financial position or results of operations.

If laws governing the corporate practice of medicine or fee-splitting change, we may be required to restructure some of our domestic relationships which may result in significant costs to us and divert other resources.

The laws of various domestic jurisdictions in which we operate or may operate in the future do not permit business corporations to practice medicine, exercise control over physicians who practice medicine or engage in various business practices, such as fee-splitting with physicians (i.e., sharing a percentage of professional fees). The interpretation and enforcement of these laws vary significantly from state to state. We are not required to obtain a license to practice medicine in any jurisdiction in which we own or operate a surgery center or surgical hospital because our facilities are not engaged in the practice of medicine. The physicians who utilize our facilities are individually licensed to practice medicine. In most instances, the physicians and physician group practices performing medical services at our facilities do not have investment or business relationships with us other than through the physicians’ ownership interests in the partnerships or limited liability companies that own and operate our facilities and the service agreements we have with some of those physicians.

Through our OrthoLink subsidiary, we provide consulting and administrative services to a number of physicians and physician group practices affiliated with OrthoLink. Although we believe that our arrangements with these and other physicians and physician group practices comply with applicable laws, a government agency charged with enforcement of these laws, or a private party, might assert a contrary position. If our arrangements with these physicians and physician group practices were deemed to violate state corporate practice of medicine, fee-splitting or similar laws, or if new laws are enacted rendering our arrangements illegal, we may be required to restructure these arrangements, which may result in significant costs to us and divert other resources.

If domestic regulations change, we may be obligated to purchase some or all of the ownership interests of the physicians affiliated with us.

Upon the occurrence of various fundamental regulatory changes, we could be obligated to purchase some or all of the ownership interests of the physicians affiliated with us in the partnerships or limited liability companies that own and operate our surgery centers and surgical hospitals. The regulatory changes that could create this obligation include changes that:

•	make illegal the referral of Medicare or other patients to our surgical facilities by physicians affiliated with us;

•

create the substantial likelihood that cash distributions from the limited partnerships or limited liability companies through which we operate our surgical facilities to physicians affiliated with us would be illegal; or

•	make illegal the ownership by the physicians affiliated with us of interests in the partnerships or limited liability companies through which we own and operate our surgical facilities.

At this time, we are not aware of any regulatory amendments or proposed changes that would trigger this obligation. Typically, our partnership and limited liability company agreements allow us to use shares of our common stock as consideration for the purchase of a physician’s ownership interest. The use of shares of our common stock for that purpose would dilute the ownership interests of our common stockholders. In the event that we are required to purchase all of the physicians’ ownership interests and our common stock does not maintain a sufficient valuation, we could be required to use our cash resources for the acquisitions, the total cost of which we estimate to be up to approximately $560.0 million at June 30, 2012. The creation of these obligations and the possible termination of our affiliation with these physicians could have a material adverse effect on us.

Healthcare reform has restricted our ability to operate our domestic surgical hospitals.

The Acts provide, among other things: (1) a prohibition on hospitals from having any physician ownership unless the hospital already had physician ownership and a Medicare provider agreement in effect on December 31, 2010; (2) a limitation on the maximum percentage of total physician ownership in the hospital to the percentage of physician ownership as of March 23, 2010; (3) a requirement for written disclosures of physician ownership interests, along with an annual report to the government detailing such ownership and (4) restrictions on the ability of a hospital subject to the whole hospital exception “to add operating rooms, procedure rooms and beds.

Thirteen of our existing hospitals were grandfathered at the dates of enactment of the Acts, although they are largely prohibited from expanding their physical plants. Our fourteenth hospital does not have any physician ownership. If future legislation were to be enacted by Congress that prohibits physician referrals to hospitals in which the physicians own an interest, or that otherwise further limits physician ownership in existing facilities, our financial condition and results of operations could be materially adversely affected.

If we become subject to significant legal actions, we could be subject to substantial uninsured liabilities.

In recent years, physicians, surgery centers, hospitals and other healthcare providers have become subject to an increasing number of legal actions alleging malpractice or related legal theories. Many of these actions involve large monetary claims and significant defense costs. In particular, since the majority of our hospitals maintain emergency departments, there is an increased risk of claims at these facilities because of the nature of the cases seen in the emergency departments. We do not employ any of the physicians who conduct surgical procedures at our facilities and the governing documents of each of our facilities require physicians who conduct surgical procedures at our facilities to maintain stated amounts of insurance. Additionally, to protect us from the cost of these claims, we maintain (through a captive insurance company) professional malpractice liability insurance and general liability insurance coverage in amounts and with deductibles that we believe to be appropriate for our operations. Although we have excess coverage beyond our captive, we are effectively self-insured up to the excess. If we become subject to claims, however, our insurance coverage may not cover all claims against us or continue to be available at adequate levels of insurance. If one or more successful claims against us were not covered by or exceeded the coverage of our insurance, we could be adversely affected.

If we are unable to effectively compete for physicians, strategic relationships, acquisitions and managed care contracts, our business could be adversely affected.

The healthcare business is highly competitive. We compete with other healthcare providers, primarily other surgery centers and hospitals, in recruiting physicians and contracting with managed care payors in each of our markets. There are major unaffiliated hospitals in each market in which we operate. These hospitals have established relationships with physicians and payors. In addition, other companies either are currently in the same or similar business of developing, acquiring and operating surgery centers and surgical hospitals or may decide to enter our business. Many of these companies have greater financial, research, marketing and staff resources than we do. We may also compete with some of these companies for entry into strategic relationships with not-for-profit healthcare systems and healthcare professionals. If we are unable to compete effectively with any of these entities, we may be unable to implement our business strategies successfully and our business could be adversely affected.

Because our senior management has been key to our growth and success, we may be adversely affected if we lose any member of our senior management.

We are highly dependent on our senior management, including Donald E. Steen, who is our chairman, William H. Wilcox, who is our chief executive officer, and Brett P. Brodnax, who is our president and chief development officer. Although we have employment agreements with Mr. Steen, Mr. Wilcox and Mr. Brodnax and other senior managers, we do not maintain “key man” life insurance policies on any of our officers. Because our senior management has contributed greatly to our growth since inception, the loss of key management personnel or our inability to attract, retain and motivate sufficient numbers of qualified management or other personnel could have a material adverse effect on us.

The growth of patient receivables and a deterioration in the collectability of these accounts could adversely affect our results of operations.

The primary collection risks of our accounts receivable relate to patient receivables for which the primary insurance carrier has paid the amounts covered by the applicable agreement but patient responsibility amounts (deductibles and copayments) remain outstanding. The allowance for doubtful accounts relates primarily to amounts due directly from patients.

We provide for bad debts principally based upon the aging of accounts receivable and use specific identification to write-off amounts against our allowance for doubtful accounts, without differentiation between payor sources. Our allowance for doubtful accounts at December 31, 2011, December 31, 2010 and June 30, 2012, represented approximately 17%, 15% and 22% of our accounts receivable balance, respectively. Due to the difficulty in assessing future trends, we could be required to increase our provisions for doubtful accounts. A deterioration in the collectability of these accounts could adversely affect our collection of accounts receivable, cash flows and results of operations.

We may have a special legal responsibility to the holders of ownership interests in the entities through which we own surgical facilities, and that responsibility may prevent us from acting solely in our own best interests or the interests of our stockholders.

Our ownership interests in surgery centers and surgical hospitals generally are held through partnerships or limited liability companies. We typically maintain an interest in a partnership or limited liability company in which physicians or physician practice groups also hold interests. As general partner or manager of these entities, we may have a special responsibility, known as a fiduciary duty, to manage these entities in the best interests of the other owners. We also have a duty to operate our business for the benefit of our stockholders. As a result, we may encounter conflicts between our responsibility to the other owners and our responsibility to our stockholders. For example, we have entered into management agreements to provide management services to our facilities in exchange for a fee. Disputes may arise as to the nature of the services to be provided or the amount of the fee to be paid. In these cases, we are obligated to exercise reasonable, good faith judgment to resolve the disputes and may not be free to act solely in our own best interests. Disputes may also arise between us and our affiliated physicians with respect to a particular business decision or regarding the interpretation of the provisions of the applicable partnership or limited liability company agreement. If we are unable to resolve a dispute on terms favorable or satisfactory to us, our business may be adversely affected.

We do not have exclusive control over the distribution of revenues from some of our operating entities and may be unable to cause all or a portion of the revenues of these entities to be distributed.

All of the surgical facilities in which we have ownership interests are partnerships or limited liability companies in which we own, directly or indirectly, ownership interests. Our partnership, and limited liability company agreements, which are typically with the physicians who perform procedures at our surgical facilities, usually provide for the monthly or quarterly pro-rata cash distribution of net profits from operations, less amounts to satisfy obligations such as the entities’ non-recourse debt and capitalized lease obligations, operating expenses and working capital. The creditors of each of these partnerships and limited liability companies are entitled to payment of the entities’ obligations to them, when due and payable, before ordinary cash distributions or distributions in the event of liquidation, reorganization or insolvency may be made. We generally control the entities that function as the general partner of the partnerships or the managing member of the limited liability companies through which we conduct operations. However, we do not have exclusive control in some instances over the amount of net revenues distributed from some of our operating entities. If we are unable to cause sufficient revenues to be distributed from one or more of these entities, our relationships with the physicians who have an interest in these entities may be damaged and we could be adversely affected. We may not be able to resolve favorably any dispute regarding revenue distribution or other matters with a healthcare system with which we share control of one of these entities. Further, the failure to resolve a dispute with these healthcare systems could cause the entity we jointly control to be dissolved.

Welsh Carson controls us and may have conflicts of interest with us or you in the future.

An investor group led by Welsh Carson owns substantially all of the outstanding equity securities of our Parent, USPI Group Holdings, Inc. Welsh Carson controls a majority of the voting power of such outstanding equity securities and therefore ultimately controls all of our affairs and policies, including the election of our board of directors, the approval of certain actions such as amending our charter, commencing bankruptcy proceedings and taking certain corporate actions (including, without limitation, incurring debt, issuing stock, selling assets and engaging in mergers and acquisitions), and appointing members of our management. The interests of Welsh Carson could conflict with your interests.

Additionally, Welsh Carson is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Welsh Carson may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. So long as investment funds associated with or designated by Welsh Carson continue to indirectly own a significant amount of our capital stock, even if such amount is less than 50% of our outstanding common stock on a fully-diluted basis, Welsh Carson will continue to be able to strongly influence or effectively control our decisions.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

Under the Registration Rights Agreement, the Company and the guarantors agreed to use commercially reasonable efforts to cause a registration statement with respect to an offer to exchange the outstanding notes for exchange notes to become effective under the Securities Act within 240 days of the first issuance of the outstanding notes. Under certain circumstances specified in the Registration Rights Agreement, we may be required to file a “shelf” registration statement for a continuous offer in connection with the outstanding notes pursuant to Rule 415 under the Securities Act. If the exchange offer is not consummated or the shelf registration statement is not filed or declared effective or designated within the time period provided for in the Registration Rights Agreement, additional interest on the outstanding notes will accrue at a rate of 0.25% per annum for the first 90-day period and shall increase at a rate of 0.25% per annum at the end of each subsequent 90-day period, but such rate will not exceed 1.00% per annum, until the registration obligations are fulfilled.

Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the outstanding notes and the exchange notes will terminate. A copy of the Registration Rights Agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. Following the completion of the exchange offer, holders of outstanding notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and, subject to certain exceptions, the outstanding notes will continue to be subject to certain restrictions on transfer.

Subject to certain conditions, including the representations set forth below, the exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. In order to participate in the exchange offer, a holder must represent to us, among other things, that:

•	the exchange notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of such holder;

•	such holder does not have an arrangement or understanding with any person to participate in the distribution of the exchange notes within the meaning of the Securities Act;

•	such holder is not an “affiliate” (as defined in Rule 405 under the Securities Act) of USPI; and

•

if such holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, then the holder will comply with the applicable provisions of the Securities Act (including, but not limited to, delivering this prospectus in connection with any resale of such exchange notes issued in the exchange offer).

Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, the exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•	is an “affiliate,” within the meaning of Rule 405 under the Securities Act, of ours;

•	is a broker-dealer who purchased outstanding notes directly from us for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of the holder’s business;

•	has an arrangement with any person to engage in the distribution of the exchange notes within the meaning of the Securities Act; or

•	is prohibited by any law or policy of the SEC from participating in the exchange offer.

Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the SEC’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange note. See “Plan of Distribution.” Broker-dealers who acquired outstanding notes directly from us and not as a result of market-making activities or other trading activities may not rely on the staff’s interpretations discussed above, and must comply with the prospectus delivery requirements of the Securities Act in order to sell the exchange notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on October 3, 2012, or such date and time to which we extend the exchange offer. We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. Outstanding notes may be tendered only in a denomination equal to $2,000 and any integral multiples of $1,000 in excess thereof.

The exchange notes will evidence the same debt as the outstanding notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the outstanding notes.

As of the date of this prospectus, $440.0 million in aggregate principal amount of outstanding notes are outstanding, and there is one registered holder, a nominee of The Depositary Trust Company. This prospectus, together with the letter of transmittal, is being sent to the registered holder. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

We will be deemed to have accepted validly tendered outstanding notes when, as and if we have given oral or written notice thereof to U.S. Bank National Association, the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading “—Conditions to the Exchange Offer,” any such unaccepted outstanding notes will be returned, without expense, to the tendering holder of those outstanding notes promptly after the expiration date unless the exchange offer is extended.

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date shall be 5:00 p.m., New York City time, on October 3, 2012, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date and will also disseminate notice of any extension by press release or other public announcement prior to 9:00 a.m., New York City time on such date. Any such announcement will include the approximate number of securities deposited as of the date of the extension. We reserve the right, in our sole discretion:

•

to delay accepting any outstanding notes, to extend the exchange offer or, if any of the conditions set forth under “—Conditions to the Exchange Offer” shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent, or

•	to amend the terms of the exchange offer in any manner.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of the outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of outstanding notes of that amendment, and it will extend the offer period, if necessary, so that at least five business days remain in the offer following notice of the material change.

Procedures for Tendering

When a holder of outstanding notes tenders, and we accept such notes for exchange pursuant to that tender, a binding agreement between us and the tendering holder is created, subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of outstanding notes who wishes to tender such notes for exchange must, on or prior to the expiration date:

•

transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to U.S. Bank National Association, which will act as the exchange agent, at the address set forth below under the heading “—Exchange Agent”; or

•	comply with DTC’s Automated Tender Offer Program, or ATOP, procedures described below.

In addition, either:

•	the exchange agent must receive the certificates for the outstanding notes and the letter of transmittal;

•

the exchange agent must receive, prior to the expiration date, a timely confirmation of the book-entry transfer of the outstanding notes being tendered, along with the letter of transmittal or an agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message, transmitted to DTC and received by the exchange agent and forming a part of a book-entry transfer, or “book-entry confirmation,” which states that DTC has received an express acknowledgement that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder.

The method of delivery of the outstanding notes, the letters of transmittal and all other required documents is at the election and risk of the holders. If such delivery is by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or outstanding notes should be sent directly to us.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible guarantor institution unless the outstanding notes surrendered for exchange are tendered:

•	by a registered holder of the outstanding notes; or

•	for the account of an eligible guarantor institution.

An “eligible guarantor institution” is a firm which is a member of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act.

If outstanding notes are registered in the name of a person other than the signer of the letter of transmittal, the outstanding notes surrendered for exchange must be endorsed by, or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form to the exchange agent and as determined by us in our sole discretion, duly executed by the registered holder with the holder’s signature guaranteed by an eligible guarantor institution.

We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of outstanding notes tendered for exchange in our sole discretion. Our determination will be final and binding. We reserve the absolute right to:

•	reject any and all tenders of any outstanding note improperly tendered;

•	refuse to accept any outstanding note if, in our judgment or the judgment of our counsel, acceptance of the outstanding note may be deemed unlawful; and

•

waive any defects or irregularities or conditions of the exchange offer as to any particular outstanding note based on the specific facts or circumstances presented either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender outstanding notes in the exchange offer.

Notwithstanding the foregoing, we do not expect to treat any holder of outstanding notes differently from other holders to the extent they present the same facts or circumstances.

Our interpretation of the terms and conditions of the exchange offer as to any particular outstanding notes either before or after the expiration date, including the letter of transmittal and the instructions to it, will be final and binding on all parties. Holders must cure any defects and irregularities in connection with tenders of outstanding notes for exchange within such reasonable period of time as we will determine, unless we waive such defects or irregularities.

Neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor shall any of us incur any liability for failure to give such notification.

If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any outstanding notes or any power of attorney, these persons should so indicate when signing, and you must submit proper evidence satisfactory to us of those persons’ authority to so act unless we waive this requirement.

By tendering, each holder of outstanding notes will represent to us that among other things, the exchange notes acquired pursuant to the exchange offer are being acquired in the ordinary course of business of the person receiving such exchange notes, whether or not such person is the holder, that neither the holder nor any other person intends to distribute or has an arrangement or understanding with any person to participate in the distribution of the exchange notes within the meaning of the securities act and that neither the holder nor any such other person is an “affiliate” of our company within the meaning of Rule 405 under the Securities Act.

Each broker-dealer that acquired its outstanding notes as a result of market-making activities or other trading activities, and thereafter receives exchange notes issued for its own account in the exchange offer, must acknowledge that it will comply with the applicable provisions of the Securities Act (including, but not limited to, delivering this prospectus in connection with any resale of such exchange notes issued in the exchange offer). The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes Issued in the Exchange Offer

Upon satisfaction or waiver of all the conditions to the exchange offer, we will accept, promptly after the expiration date, all outstanding notes properly tendered and will issue exchange notes registered under the Securities Act in exchange for the tendered outstanding notes. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered outstanding notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter, and complied with the applicable provisions of the Registration Rights Agreement. See “—Conditions to the Exchange Offer” for a discussion of the conditions that must be satisfied before we accept any outstanding notes for exchange.

For each outstanding note accepted for exchange, the holder will receive an exchange note registered under the Securities Act having a principal amount equal to that of the surrendered outstanding note. Registered holders of exchange notes issued in the exchange offer on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date on which interest has been paid or, if no interest has been paid, from the issue date of the outstanding notes. Holders of exchange notes will not receive any payment in respect of accrued interest on outstanding notes otherwise payable on any interest payment date, the record date for which occurs on or after the consummation of the exchange offer. Under the Registration Rights Agreement, we may be required to make payments of additional interest to the holders of the outstanding notes under circumstances relating to the timing of the exchange offer.

In all cases, we will issue exchange notes for outstanding notes that are accepted for exchange only after the exchange agent timely receives:

•	certificates for such outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at DTC; or

•	a properly completed and duly executed letter of transmittal or an agent’s message; and all other required documents.

If for any reason set forth in the terms and conditions of the exchange offer we do not accept any tendered outstanding notes, or if a holder submits outstanding notes for a greater principal amount than the holder desires to exchange, we will return such unaccepted or nonexchanged notes without cost to the tendering holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC, the nonexchanged notes will be credited to an account maintained with DTC.

We will return the outstanding notes or have them credited to DTC, promptly after the expiration or termination of the exchange offer.

Book-Entry Transfer

The participant should transmit its acceptance to DTC on or prior to the expiration date or comply with the guaranteed delivery procedures described below. DTC will verify the acceptance and then send to the exchange agent confirmation of the book-entry transfer. The confirmation of the book-entry transfer will be deemed to include an agent’s message confirming that DTC has received an express acknowledgment from the participant that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such participant. Delivery of exchange notes issued in the exchange offer may be effected through book-entry transfer at DTC. However, the letter of transmittal or facsimile thereof or an agent’s message, with any required signature guarantees and any other required documents, must:

•	be transmitted to and received by the exchange agent at the address set forth below under “—The Exchange Agent” on or prior to the expiration date; or

•	comply with the guaranteed delivery procedures described below.

DTC’s ATOP program is the only method of processing the exchange offer through DTC. To tender outstanding notes through ATOP, participants in DTC must send electronic instructions to DTC through DTC’s communication system. In addition, such tendering participants should deliver a copy of the letter of transmittal to the exchange agent unless an agent’s message is transmitted in lieu thereof. DTC is obligated to communicate those electronic instructions to the exchange agent through an agent’s message. Any instruction through ATOP, such as an agent’s message, is at your risk and such instruction will be deemed made only when actually received by the exchange agent.

In order for your tender through ATOP to be valid, an agent’s message must be transmitted to and received by the exchange agent prior to the expiration date, or the guaranteed delivery procedures described below must be complied with. Delivery of instructions to DTC does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

If a holder of outstanding notes desires to tender such notes and the holder’s outstanding notes are not immediately available, or time will not permit the holder’s outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the holder tenders the outstanding notes through an eligible guarantor institution;

•

prior to the expiration date, the exchange agent receives from such eligible guarantor institution a properly completed and duly executed notice of guaranteed delivery, acceptable to us, by facsimile transmission (receipt confirmed by telephone and an original delivered by registered or certified mail, by hand or overnight delivery service), mail or hand delivery, setting forth the name and address of the holder of the outstanding notes tendered, the names in which such outstanding notes are registered, if applicable, the certificate number or numbers of such outstanding notes and the amount of the outstanding notes being tendered. The notice of guaranteed delivery shall state that the tender is being made and guarantee that within three New York Stock Exchange trading days after the expiration date, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•

the exchange agent receives the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

Withdrawal of Tenders

You may withdraw tenders of your outstanding notes at any time prior to the expiration of the exchange offer if such notes have not yet been accepted.

For a withdrawal to be effective, you must send a written notice of withdrawal to the exchange agent at the address set forth below under “—Exchange Agent” before we notify the exchange agent that we have accepted the tender of outstanding notes pursuant to this exchange offer. Any such notice of withdrawal must:

•

specify the name of the person that has tendered the outstanding notes to be withdrawn; identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes or, if applicable, the certificate numbers shown on the particular certificates evidencing such outstanding notes and the principal amount of outstanding notes represented by such certificates; and

•	where certificates for outstanding notes are transmitted, specify the name in which outstanding notes are registered, if different from that of the withdrawing holder.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an eligible guarantor institution unless such holder is an eligible guarantor institution. If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC, as applicable, to be credited with the withdrawn outstanding notes or otherwise comply with the book-entry transfer facility’s procedures.

We will determine all questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal and our determination will be final and binding on all parties. Any tendered notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC, the outstanding notes withdrawn will be credited to an account at the book-entry transfer facility. The outstanding notes will be returned promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be re-tendered by following one of the procedures described under “—Procedures for Tendering” above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we may (a) refuse to accept any outstanding notes and return all tendered outstanding notes to the tendering holders, (b) extend the exchange offer and retain all outstanding notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders to withdraw those outstanding notes, or (c) waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered outstanding notes that have not been withdrawn, if we determine, in our reasonable judgment, that (i) the exchange offer violates applicable laws or, any applicable interpretation of the staff of the SEC; (ii) an action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the exchange offer or a material adverse development shall have occurred in any existing action or proceeding with respect to us; or (iii) all governmental approvals that we deem necessary for the consummation of the exchange offer have not been obtained.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for those outstanding notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. In any of those events we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Effect of Not Tendering

Holders of outstanding notes who do not exchange their outstanding notes for exchange notes in the exchange offer will remain subject to the restrictions on transfer of such outstanding notes:

•

as set forth in the legend printed on the outstanding notes as a consequence of the issuance of the outstanding notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise set forth in the prospectus distributed in connection with the private offering of the outstanding notes.

In each case, the existing notes may be resold only in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. U.S. Bank National Association has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By mail, hand delivery or facsimile:	U.S. Bank National Association
60 Livingston Avenue
St. Paul, MN 55107 Attn: Specialized Finance
Facsimile: (651) 466-7372 For information or confirmation by telephone: (800) 934-6802

Originals of all documents sent by facsimile should be confirmed by telephone and sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees and Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Accounting Treatment

We will record the exchange notes at the same carrying value as the outstanding notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as the terms of the exchange notes are substantially identical in all material respects to those of the outstanding notes, except that the issuance of the exchange notes is registered under the Securities Act and the exchange notes will not contain terms with respect to registration rights under the Securities Act, transfer restrictions or additional interest. The expenses of the exchange offer will be amortized over the term of the exchange notes.

Transfer Taxes

Subject to the conditions described in the letter of transmittal, holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register or issue exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those outstanding notes. If satisfactory evidence of payment of such taxes or exception therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder. Notwithstanding the foregoing, holders of the outstanding notes shall pay transfer taxes, if any, attributable to the sale of such outstanding notes or exchange notes. If a transfer tax is imposed for any reason other than the transfer and exchange of outstanding notes to the Company or its order pursuant to the exchange offer, the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the tendering holder.

THE TRANSACTIONS

Overview of the Financing Transactions

As used in this prospectus, the term “financing transactions” refers to the financing transactions consummated on April 3, 2012 described below. We used the net proceeds from the outstanding notes sold, together with borrowings under our amended senior secured credit facility of $375.0 million to:

•	repurchase, redeem or discharge all existing 8 7/8% senior subordinated notes due May 1, 2017, or the 2017 cash notes;

•	repurchase, redeem or discharge all existing 9 1/4%/10% senior subordinated toggle notes due May 1, 2017, or the 2017 toggle notes and, together with the 2017 cash notes, the 2017 notes;

•	repay approximately $61.0 million of the currently outstanding balances under our senior secured credit facility, which was subsequently amended, as described below;

•	make a dividend payment of approximately $314.5 million to our Parent’s equity holders (including to its U.S. option holders); and

•	pay fees and expenses related thereto.

In connection with the sale of the outstanding notes, we amended our existing senior secured credit facility in order to, among other things, extend the maturity of a portion of the existing term loan facility, add a new tranche of term loans and refinance the existing revolving credit facility.

Tender Offer and Consent Solicitation

In order to facilitate the 2017 notes repurchases, we commenced a cash tender offer, or the tender offer, for any and all of the 2017 notes on March 14, 2012, pursuant to an Offer to Purchase and Consent Solicitation Statement and a Consent and Letter of Transmittal, each dated March 14, 2012, which we refer to collectively as the tender offer materials. In conjunction with the tender offer, we also solicited consents to eliminate from the indenture governing the 2017 notes substantially all of the restrictive covenants and certain event of default provisions therein and reduce the minimum redemption notice period from 30 days to three days, or the amendments. The tender offer expired at 12:00 midnight, New York City time, on April 10, 2012. The consideration for the existing notes validly tendered and not validly withdrawn pursuant to the tender offer materials, or the tender offer consideration, was $1,018.13 per $1,000 principal amount of the 2017 cash notes and $1,020.00 per $1,000 principal amount of the 2017 toggle notes, as the case may be. Subject to the terms and conditions set forth in the tender offer materials, we also paid to each holder of 2017 notes who validly delivered its consent to the amendments prior to 5:00 p.m., New York City time, on March 27, 2012, or the consent deadline, and did not validly withdraw its 2017 notes (and revoke its consent to the amendments), an amount in cash, or the consent payment, equal to $30.00 for each $1,000 principal amount of 2017 notes tendered and accepted by us for payment in the tender offer. Prior to the consent deadline, 82.26% of the aggregate principal of the 2017 notes were tendered. On April 3, 2012, we accepted for payment, and paid the applicable settlement amount pursuant to the terms of the tender offer with respect to, all notes validly tendered prior to the consent deadline. Holders received accrued and unpaid interest in respect of their purchased 2017 notes up to, but not including, the settlement date, for all of their 2017 notes that we accepted for purchase in the tender offer. On April 3, 2012, we deposited cash with the trustee to redeem the remaining 2017 notes. On May 1, 2012, we completed the redemption of all our remaining 2017 notes, which was funded by our issuance of the outstanding notes.

Senior Secured Credit Facility

The amended senior secured credit facility provides for senior secured financing of $956.8 million, consisting of $144.4 million in non-extended term loans maturing in 2014, $312.4 million in extended term loans maturing in 2017, $375.0 million in new term loans maturing in 2019 and $125.0 million under the new senior secured revolving facility maturing in 2017. See “Description of Other Indebtedness.”

U.K. Spin-off

Substantially concurrent with the consummation of the notes offering, on April 3, 2012, we distributed the stock of our subsidiary in the United Kingdom to our Parent’s equity holders in order to separate our domestic and U.K. businesses. The U.K. business is now a stand-alone company and we have no further economic interest in the business operated in the U.K. other than certain amounts due to us pursuant to a services agreement. The services agreement provides the U.K. business access to certain of our accounting software and in exchange the U.K. business pays us £1,000 per month. The information in this prospectus, including our historical consolidated financial statements and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” gives effect to the U.K. spin-off. Our U.K. operations are now presented as “discontinued operations” in all applicable periods.

USE OF PROCEEDS

The exchange offer is intended to satisfy certain of our obligations under the Registration Rights Agreement. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. In exchange for the exchange notes, we will receive outstanding notes in like principal amount. We will retire or cancel all of the outstanding notes tendered in the exchange offer. Accordingly, issuance of the exchange notes will not result in any change in our capitalization.

CAPITALIZATION

The following table sets forth USPI’s cash and cash equivalents and capitalization as of June 30, 2012. The exchange offer will not affect our capitalization on a pro forma basis. The information in this table should be read in conjunction with the information under the headings “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Other Indebtedness” and the historical consolidated financial statements and accompanying notes thereto appearing elsewhere in this prospectus.

As of June 30, 2012
Actual
(Dollars in thousands)
Cash and cash equivalents	$38,557

Debt:
Non-extended term loans[1]	144,428
Extended term loans[2]	311,655
New senior secured revolving facility[3]	—
New term loan facility[4]	374,063
Outstanding notes[5]	440,000
Capital leases and other debt[6]	64,197

Total debt	1,334,343
Total USPI stockholder’s equity	280,250

Total capitalization	$1,614,593

(1)	Represents $144.4 million in non-extended term loans maturing in 2014.
(2)	Represents $311.7 million in extended term loans maturing in 2017.
(3)	Represents $125.0 million available under the new senior secured revolving credit facility maturing in 2017 (excluding $1.6 million of outstanding letters of credit).
(4)	Represents $374.1 million in new term loans maturing in 2019.
(5)

The outstanding notes are fully and unconditionally guaranteed on a senior unsecured basis by each of our subsidiaries that guarantee, or is a borrower under, our senior secured credit facility. See “Description of Exchange Notes.”

(6)

Represents capital lease obligations for real estate and equipment as well as certain obligations to financial institutions issued by our subsidiaries to finance day-to-day operations. Such obligations remain outstanding following the consummation of the financing transactions.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth selected historical financial and other data of our business at the dates and for the periods indicated. The summary historical financial information for the years in the three-year period ended December 31, 2011 have been derived from, and should be read in conjunction with, our audited consolidated financial statements included elsewhere in this prospectus. The summary historical financial information for the year ended December 31, 2008, the period from January 1, 2007 through April 18, 2007 and the period from April 19, 2007 through December 31, 2007 have been derived from our audited consolidated financial statements not included in this prospectus. The unaudited summary historical financial information as of and for the six months ended June 30, 2012 and June 30, 2011 is derived from, and should be read in conjunction with, our unaudited consolidated financial statements included elsewhere in this prospectus.

The historical results presented below are not necessarily indicative of results to be expected for any future period. The comparability of the financial and other data included in the table is affected by the consummation of the U.K. spin-off and the financing transactions, our merger transaction in 2007, loss on early retirement of debt in 2007 and various acquisitions completed during the years presented. In addition, the results of operations of subsidiaries, including the operating results of our former U.K. operations, sold by us have been reclassified to “discontinued operations” for all data presented in the table below except for the “consolidated balance sheet data.” For a more detailed explanation of this financial data, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

USPI had publicly traded equity securities from June 2001 until April 2007. Pursuant to an Agreement and Plan of Merger, or the merger, dated as of January 7, 2007, with an affiliate of Welsh Carson, we became a wholly-owned subsidiary of USPI Holdings, Inc. on April 19, 2007. USPI Holdings, Inc. is a wholly-owned subsidiary of USPI Group Holdings, Inc., or our Parent, which is owned by an investor group that includes affiliates of Welsh Carson, members of our management and other investors. As a result of the merger, we no longer have publicly traded equity securities. In this prospectus, we have reported our operating results and financial position for the period subsequent to the merger date of April 19, 2007, as the “Successor Period” and all periods prior to April 19, 2007, as “Predecessor Periods.”

	Successor							Predecessor
	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from April 19 through December 31, 2007	Period from January 1 through April 18, 2007
	(Dollars in thousands)
Consolidated Statements of Operations Data:
Total revenues	$257,415	$242,541	$499,178	$473,949	$488,378	$493,066	$351,327	$151,436
Equity in earnings of unconsolidated affiliates	44,090	38,033	83,137	69,916	61,771	47,042	23,867	9,906
Operating expenses excluding depreciation and amortization	(169,858)	(157,102)	(327,479)	(326,762)	(347,542)	(341,987)	(236,587)	(130,841)
Depreciation and amortization	(11,663)	(10,720)	(21,177)	(22,493)	(24,431)	(25,480)	(18,667)	(8,362)

Operating income	119,984	112,752	233,659	194,610	178,176	172,641	119,940	22,139
Other income (expense):
Interest income	302	324	516	742	1,729	3,237	3,190	951
Interest expense	(38,775)	(33,087)	(63,537)	(66,886)	(67,770)	(79,701)	(63,016)	(7,942)
Loss on early retirement of debt	(37,958)	—	—	—	—	—	—	(2,435)
Other, net	(781)	(120)	(73)	708	373	32	72	(67)

Income from continuing operations before income taxes	42,772	79,869	170,565	129,174	112,508	96,209	60,186	12,646
Income tax (expense) benefit	(3,948)	(18,574)	(39,918)	(29,257)	5,455	(17,215)	(11,187)	(3,083)

Income from continuing operations	38,824	61,295	130,647	99,917	117,963	78,994	48,999	9,563
Earnings (loss) from discontinued operations, net of tax	3,435	5,206	(111,562)	2,736	15,425	13,658	4,905	1,836

Net income	42,259	66,501	19,085	102,653	133,388	92,652	53,904	11,399
Less: Net income attributable to noncontrolling interests	(35,028)	(32,994)	(69,929)	(60,560)	(63,722)	(55,138)	(45,175)	(18,548)

Net income (loss) attributable to USPI’s common stockholder	$7,231	$33,507	$(50,844)	$42,093	$69,666	$37,514	$8,729	$(7,149)

Other Data:
Number of facilities operated as of the end of period:
Consolidated	59	60	65	58	60	62	61	64
Equity method	143	131	141	130	109	102	94	85
Management contract only	—	—	—	1	—	—	—	—

Total	202	191	206	189	169	164	155	149

Cash flows from operating activities	$63,505	$75,320	$164,667	$148,318	$162,019	$123,573	$98,000	$42,448

	As of June 30,		As of December 31,
	2012	2011	2011	2010	2009	2008	2007
	(Dollars in thousands)
Consolidated Balance Sheet Data:
Working capital (deficit)	$(112,481)	$(77,289)	$(121,909)	$(100,249)	$(113,016)	$(38,838)	$(12,569)
Cash and cash equivalents	38,557	61,715	41,822	60,253	34,890	49,435	76,758
Total assets	2,199,051	2,388,917	2,393,498	2,372,739	2,325,392	2,268,163	2,277,393
Total debt	1,334,341	1,043,373	1,068,456	1,069,826	1,071,528	1,097,947	1,098,062
Noncontrolling interests— redeemable	135,626	98,648	106,668	81,668	63,865	51,961	52,769
Total equity	313,078	854,479	767,871	821,151	798,003	806,217	837,100

UNAUDITED PRO FORMA FINANCIAL DATA

The following unaudited pro forma condensed consolidated financial data has been derived by the application of pro forma adjustments to our historical consolidated financial statements. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2011, and for the six months ended June 30, 2012, give effect to the financing transactions as if they had occurred on January 1, 2011 and January 1, 2012, respectively. The unaudited pro forma condensed consolidated financial information is for comparative purposes only and does not purport to represent what our results of operations would actually have been had the financing transactions in fact occurred on the assumed dates or to project our results of operations for any future date or future period. The operations of our former U.K. subsidiary have been reclassified to “discontinued operations” in all applicable periods. For more information on the U.K. spin-off and the financing transactions, see “The Transactions.”

Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed consolidated financial information. The actual accounting adjustments described in the accompanying notes will be made as of the closing date of the financing transactions and may differ from those reflected in this unaudited pro forma condensed consolidated financial information. Revisions to the financing of the financing transactions may have a significant impact on the pro forma amounts of total assets, total liabilities, stockholder’s equity, operating expenses, interest expense and provision for income taxes.

The unaudited pro forma condensed consolidated statements of operations do not reflect certain costs that we incurred at the closing of the financing transactions. These costs were for financing and advisory fees and a premium to retire our 2017 notes and totaled approximately $53.9 million. As these amounts represent nonrecurring costs of the financing transactions, they have not been reflected in the unaudited pro forma condensed consolidated statements of operations presented herein. Portion of such amounts, however, may be reflected in our fiscal 2012 actual consolidated statement of income.

You should read our unaudited pro forma condensed consolidated financial statements and the related notes thereto in conjunction with our historical consolidated financial statements and related notes thereto and other information in “The Transactions,” “Capitalization,” “Selected Historical Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

For the Six Months Ended June 30, 2012

(Dollars in thousands)

	Historical[a]	Pro Forma Adjustments		Pro Forma
Revenues:
Net patient service revenue	$213,931	—		$213,931
Management and contract service revenue	38,925	—		38,925
Other revenue	4,559	—		4,559

Total revenues	257,415	—		257,415
Equity in earnings of unconsolidated affiliates	44,090	—		44,090
Operating expenses:		—
Salaries, benefits, and other employee costs	66,650	—		66,650
Medical services and supplies	38,699	—		38,699
Other operating expenses	41,087	—		41,087
General and administrative expenses	20,682	—		20,682
Provision for doubtful accounts	4,312	—		4,312
Net gains on deconsolidations, disposals and impairments	(1,572)	—		(1,572)
Depreciation and amortization	11,663	—		11,663

Total operating expenses	181,521	—		181,521

Operating income	119,984	—		119,984
Interest income	302			302
Interest expense	(38,775)	13,937	[b]
		(21,564)[b]		(46,402)
Loss on early retirement of debt	(37,958)	37,958	[c]	—
Other	(781)	—		(781)

Total other expense, net	(77,212)	30,331		(46,881)

Income from continuing operations before income taxes	42,772	30,331		73,103
Income tax expense	(3,948)	(10,616)[d]		(14,564)

Income from continuing operations	38,824	19,715		58,539
Less: Net income from continuing operations attributable to noncontrolling interests	(34,974)	—		(34,974)

Income from continuing operations attributable to USPI’s common stockholder	$3,850	$19,715		$23,565

See accompanying notes to unaudited pro forma condensed consolidated statement of income.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF INCOME

For the Six Months Ended June 30, 2012

(Dollars in thousands)

(a)	Our former U.K. operations have now been presented as discontinued operations and are therefore not included in these operating results.

(b)

Pro forma adjustment to reflect the net change in interest expense as a result of the financing transactions as if these financings had occurred on January 1, 2012 and the elimination of interest expense on debt obligations that were repaid in connection with the financing transactions.

Historical Interest Expense
2017 notes	$9,893
Existing senior secured credit facility	3,144
Amortization of debt issuance costs and discount	900

Total historical interest expense pro forma adjustment	$13,937

Interest Expense on New Borrowings
New senior secured loan facility	$5,975
Outstanding notes	10,137
Amended senior secured term loan facility	5,113
New revolving credit facility	339

Total new borrowings interest expense pro forma adjustment	$21,564	(1)

(1)

Includes amortization of debt issuance costs and debt commitment fees of approximately $1.1 million, which are amortized over seven years for the new senior secured term loan facility and eight years for the outstanding notes, utilizing the effective interest method. An increase or decrease of 1/8% in the assumed rate would result in an increase or decrease of annual interest expense associated with the new borrowings of approximately $1.0 million.

(c)	The loss on early retirement of debt represents a nonrecurring cost of the financing transactions and has therefore been excluded from our pro forma operating results.

(d)	Reflects the adjustment in the provision for income taxes resulting from the above pro forma adjustments at an effective tax rate of 35%.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2011

(Dollars in thousands)

	Historical[a]	Titan[b]	Pro Forma	Further Adjustments	Pro Forma, As Adjusted
Revenues:
Net patient service revenue	$418,155	$4,601	$422,756	—	$422,756
Management and contract service revenue	72,113	2,066	74,179	—	74,179
Other revenue	8,910	201	9,111	—	9,111

Total revenues	499,178	6,868	506,046	—	506,046
Equity in earnings of unconsolidated affiliates	83,137	4,426	87,563	—	87,563
Operating expenses:
Salaries, benefits, and other employee costs	125,143	(635)	124,508	—	124,508
Medical services and supplies	76,721	684	77,405	—	77,405
Other operating expenses	79,707	753	80,460	—	80,460
General and administrative expenses	38,028	3,441	41,469	—	41,469
Provision for doubtful accounts	9,409	184	9,593	—	9,593
Net gains on deconsolidations, disposals and impairments	(1,529)	—	(1,529)	—	(1,529)
Depreciation and amortization	21,177	178	21,355	—	21,355

Total operating expenses	348,656	4,605	353,261	—	353,261

Operating income	233,659	6,689	240,348	—	240,348
Interest income	516	74	590	—	590
Interest expense	(63,537)	(16)	(63,553)	58,968 [c]
				(86,167)[c]	(90,752)
Other	(73)	—	(73)	—	(73)

Total other expense, net	(63,094)	58	(63,036)	(27,199)	(90,235)

Income from continuing operations before income taxes	170,565	6,747	177,312	(27,199)	150,113
Income tax expense	(39,918)	(1,749)	(41,667)	9,520 [d]	(32,147)

Income from continuing operations	130,647	4,998	135,645	(17,679)	117,966
Less: Net income from continuing operations attributable to noncontrolling interests	(69,779)	(703)	(70,482)	—	(70,482)

Income from continuing operations attributable to USPI’s common stockholder	$60,868	$4,295	$65,163	$(17,679)	$47,484

See accompanying notes to unaudited pro forma condensed consolidated statement of operations.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS

For the Year ended December 31, 2011

(Dollars in thousands)

(a)	Our former U.K. operations have now been presented as discontinued operations and are therefore not included in these operating results.

(b)

Represents adjustments to record the financial results of Titan Health Corporation as if we had acquired it on January 1, 2011. We acquired Titan Health Corporation on September 1, 2011 and have included its results of operations in our historical December 31, 2011 consolidated financial statements since September 1, 2011. We have excluded approximately $3.7 million of severance and transaction costs related to the acquisition of Titan Health Corporation as these amounts are nonrecurring.

(c)

Pro forma adjustment to reflect the net change in interest expense as a result of the financing transactions as if these financings had occurred on January 1, 2011 and the elimination of interest expense on debt obligations that are to be repaid in connection with the financing transactions.

Historical Interest Expense
2017 notes	$39,570
Existing senior secured credit facility	15,950
Amortization of debt issuance costs and discount	3,448

Total historical interest expense pro forma adjustment	$58,968

Interest Expense on New Borrowings
New senior secured loan facility	$23,842
Outstanding notes	40,582
Amended senior secured term loan facility	20,383
New revolving credit facility	1,360

Total new borrowings interest expense pro forma adjustment	$86,167	(1)

(1)

Includes amortization of debt issuance costs and debt commitment fees of approximately $4.6 million, which are amortized over seven years for the new senior secured term loan facility and eight years for the outstanding notes, utilizing the effective interest method. An increase or decrease of 1/8% in the assumed rate would result in an increase or decrease of annual interest expense associated with the new borrowings of approximately $1.0 million.

(d)	Reflects the adjustment in the provision for income taxes resulting from the above pro forma adjustments at an effective tax rate of 35%.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods shown.

	Successor								Predecessor
	Pro Forma Six Months Ended June 30, 2012	Pro Forma Year Ended December 31, 2011	Six Months Ended June 30, 2012					Period from April 19 through December 31, 2007	Period From January 1 through April 18, 2007
				Years Ended December 31,
				2011	2010	2009	2008
Ratio of Earnings to Fixed Charges	2.50	2.56	2.06	3.45	2.80	2.47	2.21	1.97	2.75

These ratios are computed by dividing the total earnings by the total fixed charges. For purposes of calculating the ratio of earnings to fixed charges, earnings represent pre-tax income from continuing operations plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus amortization of debt issuance costs and the portion of rental expense that we believe is representative of the interest component of rental expense.

The ratio of earnings to fixed charges has been computed on a “total enterprise” basis, which requires our historically reported earnings and other amounts to be adjusted to include unconsolidated majority-owned subsidiaries and the consolidated group’s share of 50%-owned entities, as if all such entities were consolidated. In addition, the rules governing the computation of this ratio require us to include only distributed earnings of other unconsolidated affiliates, and to deduct our equity in the losses of unconsolidated affiliates only when their debt has been guaranteed by us, in which case fixed charges associated with the guaranteed debt are included in fixed charges. The pro forma ratio of earnings to fixed charges for the year ended December 31, 2011 and the six months ended June 30, 2012 assumes the consummation of the financing transactions on January 1, 2011 and January 1, 2012, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion should be read in conjunction with the “Selected Historical Financial Data,” “Unaudited Pro Forma Financial Data,” and the historical audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

Until April 3, 2012, we operated and owned four hospitals, an oncology clinic, a diagnostic and surgery center and an eye clinic in the United Kingdom, which supplement the services provided by the government-sponsored healthcare system. On April 3, 2012, we distributed the stock of our subsidiary in the U.K. to our Parent’s equity holders in order to separate our domestic and U.K. businesses. The U.K. business is now a stand-alone company and we have no further economic interest in the business operated in the U.K. other than certain amounts due to us pursuant to a services agreement. Our U.K. operations are now classified as “discontinued operations” in our historical results of operations.

Overview

As of June 30, 2012, we operated 202 facilities in the United States. All but three of our 202 facilities include local physician owners, and 140 of these facilities are also partially owned by various not-for-profit healthcare systems (hospital partners). In addition to facilitating the joint ownership of the majority of our existing facilities, our agreements with these healthcare systems provide a framework for the construction or acquisition of additional facilities in the future. The facility we are currently developing includes a hospital partner. We opened our newest facility, a surgery center in Pittsburgh, Pennsylvania, in March 2012.

Our facilities, consisting of ambulatory surgery centers and surgical hospitals, specialize in non-emergency surgical cases. Due in part to advancements in medical technology, the volume and complexity of surgical cases performed in an outpatient setting has steadily increased over the past two decades. Our facilities earn a fee from patients, insurance companies, or other payors in exchange for providing the facility and related services a surgeon requires in order to perform a surgical case. In addition, we earn a monthly fee from each facility we operate in exchange for managing its operations. In recent years we have focused increasingly on adding facilities with hospital partners, which we believe improves the long-term profitability and potential of our facilities.

Our growth and success depends on our ability to continue to grow volumes at our existing facilities, to successfully open new facilities we develop, to successfully integrate acquired facilities into our operations, and to maintain productive relationships with our physician and hospital partners. We believe we will have significant opportunities to operate more facilities in the future in existing and new markets and that many of these will include hospital partners.

Due in large part to our partnerships with physician and hospital partners, we do not consolidate 143 of the 202 facilities in which we have ownership interests. To help analyze our results of operations, we disclose an operating measure we refer to as systemwide revenue growth, which includes both consolidated and unconsolidated facilities. While revenues of our unconsolidated facilities are not recorded as revenues by USPI, we believe the information is important in understanding our financial performance because these revenues are the basis for calculating our management services revenues and, together with the expenses of our unconsolidated facilities, are the basis for our equity in earnings of unconsolidated affiliates. In addition, we disclose growth rates and operating margins (both consolidated and unconsolidated) for the facilities that were operational in both the current and prior year periods, a group we refer to as same store facilities.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition, results of operations and liquidity and capital resources are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of consolidated financial statements under GAAP requires our management to make certain estimates and assumptions that impact the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. These estimates and assumptions also impact the reported amount of net earnings during any period. Estimates are based on information available as of the date financial statements are prepared. Accordingly, actual results could differ from those estimates. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and operating results and that require management’s most subjective judgments. Our critical accounting policies and estimates include our policies and estimates regarding consolidation, revenue recognition, income taxes and intangible assets.

Consolidation

We generally own less than 100% of each facility we operate. As discussed in “Overview,” local physicians invest in all but three of our facilities. A majority of our facilities also include a hospital partner. We generally have a leadership role in these facilities through a significant voting and economic interest and a contract to manage each facility’s operations, but the degree of control we have varies from facility to facility. Accordingly, as of June 30, 2012, we consolidated the financial results of 59 of the facilities we operate and account for 143 under the equity method.

Our consolidated financial statements include our accounts, the accounts of our wholly owned subsidiaries, and other investees over which we have control or of which we are the primary beneficiary. Investments in companies that we neither control nor are the primary beneficiary, but over whose operations we have the ability to exercise significant influence (including some investees in which we have less than 20% ownership), are accounted for under the equity method. We also consider the relevant sections of the Financial Accounting Standards Board’s Accounting Standards Codification, Topic 810, Consolidation to determine if we are the primary beneficiary of (and therefore should consolidate) any entity whose operations we do not control with voting rights. At June 30, 2012, we consolidated one entity as a result of being its primary beneficiary. See further discussion in our audited and unaudited consolidated financial statements.

Accounting for an investment as consolidated versus equity method has no impact on our net income (loss) or stockholder’s equity in any accounting period, but it does impact individual balances within the consolidated statement of operations and consolidated balance sheet. Under either consolidation or equity method accounting, our results of operations include our share, generally corresponding to our ownership percentage, of the underlying facility’s net income or loss.

Revenue Recognition and Accounts Receivable

We recognize revenue in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements, as updated, which has four criteria that must be met before revenue is recognized:

•	existence of persuasive evidence that an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the seller’s price to the buyer is fixed or determinable; and

•	collectability is reasonably assured.

Our revenue recognition policies are consistent with these criteria. Approximately 90% of our facilities’ surgical cases are performed under contracted or government mandated fee schedules or discount arrangements. The patient service revenues recorded for these cases are recorded at the contractually defined amount at the time of billing. We estimate the remaining revenue based on historical collections, and adjustments to these estimates in subsequent periods have not had a material impact in any period presented. If the discount percentage used in estimating revenues for the cases not billed pursuant to fee schedules were changed by 1%, our 2011 after-tax net income would change by approximately $0.2 million. The collection cycle for patient services revenue is relatively short, typically ranging from 30 to 60 days depending upon payor and geographic norms, which allows us to evaluate our estimates frequently. Our revenues earned under management and other service contracts are typically based upon objective formulas driven by an entity’s financial performance and are generally earned and paid monthly.

In 2011, uninsured or self-pay revenues only accounted for 2% of our revenue and approximately 6% of our accounts receivable balance was comprised of amounts owed from patients, including the patient portion of amounts covered by insurance. Insurance revenues (including government payors) accounted for 98% of our 2011 revenue and approximately 94% of our accounts receivable balance was comprised of amounts owed from contracted payors. Our facilities primarily perform surgery that is scheduled in advance by physicians who have already seen the patient. As part of our internal control processes, we verify benefits, obtain insurance authorization, calculate patient financial responsibility and notify the patient of their responsibility, usually prior to surgery. The nature of our business is such that we do not have any significant receivables that are pending approval from third-party payors. We also focus our collection efforts on aged accounts receivable. However, due to complexities involved in insurance reimbursements and inherent limitations in verification procedures, our business will always have some level of bad debt expense. In both 2011 and 2010, our bad debt expense attributable to revenue was approximately 2%. In addition, as of June 30, 2012 and 2011, our average days sales outstanding was 33 and 31 days, respectively. The aging of our accounts receivable at June 30, 2012 was 59% less than 60 days old, 13% between 60 and 120 days and 28% over 120 days old. Our bad debt allowance at June 30, 2012 and 2011 represented approximately 22% and 18% of our accounts receivable balance, respectively.

Due to the nature of our business, management relies upon the aging of accounts receivable as its primary tool to estimate bad debt expense. Therefore, we reserve for bad debt based principally upon the aging of accounts receivable, without differentiating by payor source. We write off accounts on an individual basis based on that aging. We believe our reserve policy allows us to accurately estimate our allowance for doubtful accounts and bad debt expense.

Income Taxes

Our income tax policy is to record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and the bases of those assets and liabilities as reported in our consolidated balance sheets. This estimation process requires that we evaluate the need to accrue deferred tax liabilities or for a valuation allowance against deferred tax assets, based on factors such as historical financial information, expected timing of future events, the probability of expected future taxable income and available tax planning opportunities. While we recognized the benefit of the majority of our deferred tax assets in 2009, we still carry a valuation allowance against deferred tax assets that have restrictions as to use and are not considered more likely than not to be realized. If our estimates related to the above items change significantly, we may need to alter the amount of our valuation allowance in the future through a favorable or unfavorable adjustment to net income.

Goodwill and Intangible Assets

Given the significance of our intangible assets as a percentage of our total assets, we also consider our accounting policy regarding goodwill and intangible assets to be a critical accounting policy. Consistent with GAAP, we do not amortize goodwill or indefinite-lived intangibles but rather test them for impairment annually or more often when circumstances change in a manner that indicates they may be impaired. Impairment tests occur at the reporting unit level for goodwill. Before the spin-off of our U.K. subsidiary, our reporting units were defined as our operating segments (United States and United Kingdom). Our intangible assets consist primarily of indefinite-lived rights to manage individual surgical facilities. The values of these rights are tested individually. Intangible assets with definite lives primarily consist of rights to provide management and other contracted services to surgical facilities, hospitals, and physicians. These assets are amortized over their estimated useful lives, and the portfolios are tested for impairment when circumstances change in a manner that indicates their carrying values may not be recoverable.

To determine the fair value of our goodwill reporting units, we generally use a present value technique (discounted cash flow) corroborated by market multiples and/or data from third-party valuation specialists. The factor most sensitive to change with respect to our discounted cash flow analyses is the estimated future cash flows of each reporting unit which is, in turn, sensitive to our estimates of future revenue growth and margins for these businesses. If actual revenue growth and/or margins are lower than our expectations, the impairment test results could differ. We base our fair value estimates on assumptions we believe to be reasonable and consistent with market participant assumptions, but that are unpredictable and inherently uncertain. The provisions of the accounting standard for goodwill require that we perform a two-step impairment test on goodwill. In the first step, we compare the fair value of each reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference.

Based on the results of our annual goodwill impairment testing performed in the 4th quarter of 2011, our U.S. reporting unit’s estimated fair value substantially exceeds its carrying value. However, due primarily to declining market values of businesses similar to our U.K. operations as well as general economic conditions affecting the demand for our services in this market, we recorded a $107.0 million goodwill impairment charge related to our U.K. reporting unit. This impairment charge has now been classified as discontinued operations with our U.K. operations. We believe the decrease in market values of hospitals and other businesses in the U.K. is driven by adverse conditions in U.K. and European capital markets, which have reduced the availability of capital for acquisitions and expansion of existing operations. In late 2011, numerous news reports indicated a growing belief that weakness in the region’s capital markets was deeper and affected more countries than previously thought. Eurozone members agreed to double their commitment to the primary Eurozone bailout fund, pursued stricter budget measures for member states, and sought additional funding from outside the region. Near the end of 2011, ratings agencies downgraded several additional Eurozone members. In addition to the weakening capital markets, our self-pay business, which represents approximately 24% of our former U.K. subsidiary’s revenues, decreased in the second half of 2011. We believe this is attributable to the persistence of poor overall economic conditions in the U.K., which has reduced the amount of healthcare purchased by individuals as a supplement to care provided by the National Health Service or funded with private insurance. Self-pay business is often more elective in nature in the U.K. and is generally considered more susceptible to changes in general economic conditions, as the cost of service is borne entirely by a patients who must demonstrate ability to pay at the time of service. While fair value estimates have inherent limitations, we believe our estimates to be reasonable.

The fair value of an indefinite-lived intangible asset is compared to its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized. Fair values for indefinite-lived intangible assets are estimated based on market multiples and discounted cash flow models which have been derived based on our experience in acquiring surgical facilities, market participant assumptions and third-party valuations we have obtained with respect to such transactions.

Merger Transactions

We had publicly traded equity securities from June 2001 through April 2007. Pursuant to an Agreement and Plan of Merger, dated as of January 7, 2007, with an affiliate of Welsh Carson, we became a wholly owned subsidiary of USPI Holdings, Inc. on April 19, 2007. USPI Holdings is a wholly owned subsidiary of our Parent, which is owned by an investor group that includes affiliates of Welsh Carson, members of our management and other investors.

Acquisitions, Equity Investments and Development Projects

We acquire interests in existing surgery facilities from third parties and invest in new facilities that we develop in partnership with hospital partners and local physicians. Some of these transactions result in our controlling the acquired entity and meeting the GAAP definition of a business combination. The financial results of acquired entities are included in our consolidated financial statements beginning on the acquisition’s effective date.

Effective June 1, 2012, we acquired an additional 44% ownership in a surgical facility in New Jersey in which we already had ownership and the rights to manage. As a result of the transaction, we now control the facility and began consolidating its operating results effective June 1, 2012. We paid cash totaling $17.1 million, which is subject to certain purchase price adjustments set forth in the purchase agreement. We recorded a gain of approximately $0.2 million as a result of adjusting the carrying value of its existing ownership to fair value as required by GAAP. The gain is included in “Net gain on deconsolidations, disposals and impairments” in the accompanying consolidated statements of operations.

We also engage in transactions to acquire additional ownership in a facility we already operate or to sell a portion of our interest in a facility to a physician or hospital partner. When those transactions involve our investments in unconsolidated affiliates but do not involve a change of control, the cash flow impact is classified within investing activities. During the six months ended June 30, 2012, these transactions resulted in a net cash outflow of approximately $7.1 million, which is summarized below:

Effective Date	Facility Location	Amount
Investments
February 2012	Midland, Texas[1]	$3.0 million
March 2012	Chandler, Arizona[1]	0.8 million
Various	Various[2]	3.3 million

Total		$7.1 million

(1)

Acquisition of a noncontrolling interest in and right to manage a surgical facility in which we previously had no involvement. The facility is jointly owned with a hospital partner and local physicians.

(2)	Represents the net payment related to various other purchases and sales of equity interests and contributions of cash to equity method investees.

We control and therefore consolidate the results of 59 of our 202 facilities. Similar to our investments in unconsolidated affiliates, we regularly engage in the purchase and sale of equity interests in our consolidated subsidiaries that do not result in a change of control. These transactions are accounted for as equity transactions, as they are undertaken among us, our consolidated subsidiaries, and noncontrolling interests. During the six months ended June 30, 2012, we purchased and sold equity interests in various consolidated subsidiaries in the amounts of $1.1 million and $4.5 million, respectively. The difference between our carrying amount and the proceeds received or paid in each transaction is recorded as an adjustment to our additional paid-in capital. These transactions resulted in a $15.9 million decrease to our additional paid-in capital during the six months ended June 30, 2012.

During the year ended December 31, 2011, we obtained control (business combinations) of the following entities:

Effective Date	Facility Location	Amount
Investments
December 2011	San Diego, California[1]	$3.3 million
September 2011	Various[2]	43.4 million
September 2011	Rancho Mirage, California[3]	—
April 2011	Destin, Florida[3]	—

Total—continuing operations		46.7 million

December 2011	Sheffield, England[4]	23.1 million
December 2011	Edinburgh, Scotland[5]	0.9 million

Total—discontinued operations		24.0 million

Total		$70.7 million

(1)	Acquisition of a controlling interest in and right to manage a surgical facility in which we previously had no involvement. This facility is jointly owned with local physicians.
(2)

As further discussed below, we acquired 100% of the equity interests in Titan Health Corporation. (Titan). Titan has an equity investment in 14 ambulatory surgery centers, nine of which are located in markets in which we already operate. Local physicians have ownership in all but one of the 14 facilities, and hospital partners have invested in three of these facilities. The purchase price noted above is net of approximately $5.0 million of cash acquired.

(3)

We obtained control of two separate facilities in which we already had ownership due to changes in the voting rights of the facilities. Although no consideration was transferred, GAAP requires the transactions to be accounted for as business combinations and requires adjusting the carrying value of our existing ownership to its fair value. As a result, we recorded gains totaling $1.8 million for the year ended December 31, 2011, which are included in “Net (gain) loss on deconsolidations, disposals and impairments” in the accompanying consolidated statements of operations.

(4)	Acquisition of 100% of a hospital in which we previously had no involvement. This hospital was purchased by our former U.K. subsidiary which was spun-off on April 3, 2012.
(5)

Acquisition of a controlling interest in a diagnostic and surgical facility in which we already held an ownership interest. The remainder of the facility is owned by local physicians. This facility was purchased by our former U.K. subsidiary which was spun-off on April 3, 2012.

We also regularly engage in the purchase and sale of equity interests with respect to our investments in unconsolidated affiliates that do not result in a change of control. These transactions are primarily the acquisitions and sales of equity interests in unconsolidated surgical facilities and the investment of additional cash in surgical facilities under development. During the year ended December 31, 2011, these transactions resulted in a net cash outflow of approximately $39.1 million, which is summarized as follows:

Effective Date	Facility Location	Amount
Investments
December 2011	Hackensack, New Jersey[1]	$23.7 million
September 2011	Various[2]	14.3 million
March 2011	Plano, Texas[3]	1.9 million
March 2011	Oklahoma City, Oklahoma[4]	1.2 million
January 2011	Dallas, Texas[5]	1.3 million
January 2011	Rancho Mirage, California[6]	0.5 million

Total—continuing operations		42.9 million

January 2011	Edinburgh, Scotland[7]	1.1 million

Sales
August 2011	Dallas, Texas[8]	1.6 million
Various	Various[9]	3.3 million

4.9 million

Total		$39.1 million

(1)	Acquisition of an equity interest in and right to manage a surgical facility in which we previously had no involvement. This facility is jointly owned with local physicians.
(2)

Through negotiations with each facility’s other owners, we acquired additional ownership in six of Titan’s facilities. These facilities are jointly owned with local physicians and one facility also has a hospital partner.

(3)

Represents additional capital we contributed to a joint venture with one of our not-for-profit hospital partners, which the joint venture used to acquire an equity interest in this facility. The remainder of this facility is owned by local physicians. We also acquired the right to manage this facility.

(4)	Represents additional capital we contributed to a facility in which we hold an equity interest.
(5)

Represents additional capital we contributed to a joint venture with one of our not-for-profit hospital partners, which the joint venture used to acquire an equity interest in this facility. We were already providing management services to the facility. The remainder of this facility is owned by local physicians.

(6)

Acquisition of additional equity interest in a surgical facility in which we already held an investment. This facility is jointly owned with physicians and continued to be accounted for under the equity method until we obtained control in September 2011.

(7)

Acquisition of a 50% noncontrolling interest in diagnostic and surgery facility in which we had no previous involvement. We obtained control of this entity by acquiring an additional 40% of it in December 2011. This facility was purchased by our former U.K. subsidiary which was spun-off on April 3, 2012.

(8)	A hospital partner obtained ownership in this entity, which is also owned with local physicians. Additionally, this hospital partner is a related party (Note 12 of our audited financial statements).
(9)	Represents the net receipt related to various other purchases and sales of equity interests and contributions of cash to equity method investees.

Similar to our investments in unconsolidated affiliates, we regularly engage in the purchase and sale of equity interests in our consolidated subsidiaries that do not result in a change of control. These types of transactions are accounted for as equity transactions, as they are undertaken among us, our consolidated subsidiaries, and noncontrolling interests. During the year ended December 31, 2011, we purchased and sold equity interests in various consolidated subsidiaries in the amounts of $3.7 million and $4.2 million, respectively. The difference between our carrying amount and the proceeds received or paid in each transaction is recorded as an adjustment to our additional paid-in capital. These transactions resulted in a $7.7 million decrease to our additional paid-in capital during the year ended December 31, 2011.

During the year ended December 31, 2010, we obtained control (business combinations) of the following entities:

Effective Date	Facility Location	Amount
Investments
December 2010	Houston, Texas[1]	$9.0 million
December 2010	Reading, Pennsylvania[2]	1.1 million
November 2010	Various[3]	31.1 million
October 2010	Houston, Texas[1]	2.4 million
May 2010	St. Louis, Missouri[4]	4.6 million

Total		$48.2 million

(1)

Acquisition of a controlling interest in and right to manage a surgical facility in which we previously had no involvement. The remainder of this facility is owned by a hospital partner and local physicians.

(2)	Acquisition of a controlling interest in a surgical facility in which we already held an ownership interest.
(3)

We acquired 100% of the equity interests in HealthMark Partners, Inc. (HealthMark), a privately-held, Nashville-based owner and operator of surgery centers. HealthMark holds an equity interest in 14 surgery centers, all of which are accounted for under the equity method. Eleven of these facilities are located in markets in which we already operate.

(4)	Acquisition of a controlling interest in and right to manage a surgical facility in which we previously had no involvement. This facility is jointly owned with local physicians.

We also regularly engage in the purchase and sale of equity interests with respect to our investments in unconsolidated affiliates that do not result in a change of control. These transactions are primarily the acquisitions and sales of equity interests in unconsolidated surgical facilities and the investment of additional cash in surgical facilities under development. During the year ended December 31, 2010, these transactions resulted in a net cash outflow of approximately $21.3 million, which is summarized below:

Effective Date	Facility Location	Amount
Investments
December 2010	Irving, Texas[1]	$1.9 million
December 2010	Boulder, Colorado[2]	4.7 million
December 2010	Houston, Texas[2]	0.9 million
December 2010	Chattanooga, Tennessee[3]	2.6 million
December 2010	Kansas City, Missouri[4]	1.2 million
December 2010	Nashville, Tennessee[5]	13.4 million
November 2010	Keller, Texas[1]	4.6 million
July 2010	Carrollton, Texas[1]	0.8 million
July 2010	Sacramento, California[2]	1.5 million
May 2010	Mansfield, Texas[1]	0.4 million
April 2010	Destin, Florida[3]	1.3 million
April 2010	St. Louis, Missouri[6]	0.4 million

33.7 million

Sales(7)
December 2010	Phoenix, Arizona[8]	4.1 million
June 2010	Cincinnati, Ohio[9]	7.9 million
Various	Various[10]	0.4 million

12.4 million

Total		$21.3 million

(1)

Acquisition of the right to manage a surgical facility in which we previously had no involvement. Concurrent with this transaction, an unconsolidated investee that we jointly own with a hospital partner used cash on hand to acquire an equity interest in this facility, resulting in our having an indirect ownership interest in the facility. The remainder of this facility is owned by local physicians.

(2)

Acquisition of a noncontrolling interest in and right to manage a surgical facility in which we previously had no involvement. This facility is jointly owned with one of our hospital partners and local physicians.

(3)	Acquisition of an additional noncontrolling interest in a surgical facility in which we already held an investment. This facility is jointly owned with local physicians.
(4)

Acquisition of an additional noncontrolling interest in a surgical facility in which we already held an investment. This facility is jointly owned with one of our hospital partners and local physicians.

(5)

Acquisition of an additional noncontrolling interest in three surgical facilities in which we already held an investment and one surgical facility in which we already provided management services. These facilities are jointly owned with one of our hospital partners and local physicians.

(6)	Acquisition of a noncontrolling interest in a surgical facility in which we already provided management services. This facility is jointly owned with one of our hospital partners and local physicians.
(7)

Sale transactions not involving our surrendering control of the facility are described in this section. Transactions involving the sale of our entire interest in a facility or our surrendering control of a facility are described in “Discontinued Operations and Other Dispositions.”

(8)	Sale of a portion of our equity ownership in two facilities to a hospital partner. The remainder of these facilities are owned by local physicians.
(9)	Sale of a portion of our equity ownership in one facility to a hospital partner. The remainder of this facility is owned by local physicians.
(10)	Represents the net receipt related to various other purchases and sales of equity interests and contributions of cash to equity method investees.

Similar to our investments in unconsolidated affiliates, we regularly engage in the purchase and sale of equity interests in our consolidated subsidiaries that do not result in a change of control. These types of transactions are accounted for as equity transactions, as they are undertaken among us, our consolidated subsidiaries, and noncontrolling interests. During the year ended December 31, 2010, we purchased and sold equity interests in various consolidated subsidiaries in the amounts of $2.9 million and $4.0 million, respectively. The difference between our carrying amount and the proceeds received or paid in each transaction is recorded as an adjustment to our additional paid-in capital. These transactions resulted in a $7.2 million decrease to our additional paid-in capital during the year ended December 31, 2010.

As further described in the section, “Discontinued Operations and Other Dispositions,” during 2010, we received proceeds of $32.5 million related to our sale of our wholly-owned subsidiary, American Endoscopy Services, Inc. (AES). We also received cash proceeds of $0.6 million related to the sale of a controlling interest in one facility to a hospital partner.

During 2009, we acquired interests in existing surgical facilities from third parties and invested in new facilities that we are developing in partnership with hospital partners and local physicians. Some of these transactions result in our controlling the acquired entity (business combinations). In December 2009, we invested $9.9 million in a subsidiary jointly operated with one of our hospital partners, which the subsidiary used to acquire a controlling interest in a facility in Houston, Texas.

We also regularly engage in the purchase and sale of equity interests with respect to our investments in unconsolidated affiliates that do not result in a change of control. These transactions are primarily the acquisitions and sales of equity interests in unconsolidated surgical facilities and the investment of additional cash in surgical facilities under development. During the year ended December 31, 2009, these transactions resulted in a net cash outflow of approximately $47.4 million, which is summarized below:

Effective Date	Facility Location	Amount
Investments
December 2009	Cincinnati, Ohio[1]	$17.7 million
December 2009	Portland, Oregon[2]	11.1 million
December 2009	Nashville, Tennessee[3]	6.1 million
September 2009	Fort Worth, Texas[3]	1.2 million
July 2009	Fort Worth, Texas[3]	1.0 million
May 2009	St. Louis, Missouri[4]	0.9 million
February 2009	Fort Worth, Texas[2]	2.0 million
February 2009	Stockton, California[2]	2.5 million
Various	Various[5]	7.3 million

Total		49.8 million
Sales[6]
December 2009	Dallas, Texas[7]	2.4 million

Total		$47.4 million

(1)	Acquisition of a noncontrolling interest in and right to manage a surgical facility in which we previously had no involvement. This facility is jointly owned with local physicians.
(2)

Acquisition of a noncontrolling interest in and right to manage a surgical facility in which we previously had no involvement. This facility is jointly owned with one of our hospital partners and local physicians.

(3)	Acquisition of additional ownership in one of our existing facilities.
(4)

Acquisition of the right to manage a surgical facility in which we previously had no involvement. We have a purchase option to acquire a 20% equity interest in the facility within one year, and after approximately three years, an option to purchase an additional 20% equity interest. We acquired ownership in April 2010.

(5)

Represents the net purchase of additional ownership and equity contributions in various unconsolidated affiliates, including $3.4 million of investment in four newly-constructed facilities, or de novos.

(6)

Sale transactions not involving our surrendering control of the facility are described in this section. Transactions involving the sale of our entire interest in a facility or our surrendering control of a facility are described in “Discontinued Operations and Other Dispositions.”

(7)

Sale of a portion of our noncontrolling interest in two facilities to a hospital partner. This hospital partner is a related party (Note 12 of our audited financial statements). We retained a noncontrolling interest in these facilities and continue to operate them.

Additionally, effective January 1, 2009, we acquired noncontrolling equity interests in and rights to manage two surgical facilities in which we previously had no involvement. These facilities are jointly owned with one of our hospital partners and local physicians. The total purchase price of $2.2 million was paid in December 2008.

Similar to our investments in unconsolidated affiliates, we regularly engage in the purchase and sale of equity interests in our consolidated subsidiaries that do not result in a change of control. These types of transactions are accounted for as equity transactions, as they are undertaken among us, our consolidated subsidiaries, and noncontrolling interests. During the year ended December 31, 2009, we purchased and sold equity interests in various consolidated subsidiaries in the amounts of $9.4 million and $7.4 million, respectively. The $9.4 million of purchases includes the partial exercise of our purchase option in one of our existing centers in St. Louis for $7.1 million. The difference between our carrying amount and the proceeds received or paid in each transaction is recorded as an adjustment to our additional paid-in capital. These transactions resulted in a $14.3 million decrease to our additional paid-in capital during the year ended December 31, 2009.

Discontinued Operations and Other Dispositions

We classify formerly consolidated subsidiaries in which we have no continuing involvement and consolidated subsidiaries that are held for sale as discontinued operations. The gains or losses on the disposal of these subsidiaries are classified within discontinued operations in our consolidated statements of operations. We have also reclassified the historical financial results of these subsidiaries to remove the operations of these entities from our revenues and expenses, collapsing the net income or loss from these operations into a single line within discontinued operations.

Discontinued operations are as follows:

Date	Facility Location	Proceeds	Gain (Loss)
April 2012	United Kingdom[1]	$—	$—

December 2010	Nashville, Tennessee[2]	$32.5 million	$2.8 million
December 2010	Orlando, Florida	—	(2.0 million	)
December 2010	Templeton, California[3]	—	(1.9 million	)
December 2010	Houston, Texas[3]	—	(0.2 million	)

Total		$32.5 million	$(1.3 million	)

(1)

On April 3, 2012, we distributed the stock of our U.K. subsidiary to our Parent’s equity holders. Subsequent to April 3, 2012, we have no ownership in the U.K. operations. Because GAAP requires spin-off transactions to be accounted for at carrying value, there was no gain or loss recorded on the spin-off of the U.K. operations.

(2)	We sold an endoscopy service business that was based in Nashville, Tennessee.
(3)

These investments were written down to estimated fair value less costs to sell at December 31, 2010. We received cash proceeds of $1.9 million in February 2011 related to the sale of these two facilities. The assets and liabilities of these entities were not material.

Equity method investments that are sold do not represent discontinued operations under GAAP. During the year ended December 31, 2011, we sold six facilities we operated through unconsolidated affiliates and terminated our contracts to manage them. The resulting gains and losses are classified within “Net (gains) losses on deconsolidations, disposals and impairments” in the accompanying consolidated statements of operations. These transactions are summarized below

Date	Facility Location	Proceeds	Gain (loss)
December 2011	Caldwell, Idaho	$1.0 million	$0.1 million
September 2011	Cleveland, Ohio	1.2 million	0.2 million
June 2011	Lawton, Oklahoma	1.7 million	0.6 million
May 2011	Flint, Michigan	1.1 million	0.4 million
May 2011	Fort Worth, Texas	0.7 million	(0.1 million	)
April 2011	Richmond, Virginia	0.6 million	0.2 million

Total		$6.3 million	$1.4 million

We did not sell any equity method investments during the six months ended June 30, 2012 or during the year ended December 31, 2010. During 2009, we completed sales of investments in six facilities operated through unconsolidated affiliates, including our equity ownership in these entities as well as the related rights to manage the facilities. Gains and losses on the disposals of these investments are classified within “Net (gains) losses on deconsolidations, disposals and impairments” in the accompanying consolidated statements of operations. These transactions are summarized below:

Date	Facility Location	Proceeds (Costs)		Loss
December 2009	Oxnard, California	$0.3 million		$(0.3 million	)
December 2009	Baton Rouge, Louisiana	(5.1 million	)	(8.2 million	)
September 2009	San Antonio, Texas	—		(2.6 million	)
July 2009	Cleveland, Ohio	1.0 million		—
February 2009	Las Cruces, New Mexico	—		—
February 2009	East Brunswick, New Jersey	0.7 million		(2.6 million	)

Total		$(3.1 million	)	$(13.7 million	)

In 2010, we sold approximately 50% of our ownership interests in an entity that was developing and constructing a new hospital for one of our unconsolidated affiliates. We received $3.1 million in cash related to this sale.

In addition to the sales of ownership interests noted above, we sold controlling interests to various hospital partners during 2010 and 2009 which are described below, as part of our strategy for partnering with these systems. We sold no controlling interests to hospital partners during the six months ended June 30, 2012 or during the year ended December 31, 2011. Our continuing involvement as an equity method investor and manager of the facilities precludes classification of these transactions as discontinued operations. Gains and losses are classified within “Net (gains) losses on deconsolidations, disposals and impairments” in the accompanying audited consolidated statements of operations.

Date	Facility Location	Proceeds	Gain (Loss)
December 2010	Phoenix, Arizona[1]	$0.6 million	$(1.5 million	)
December 2010	Dallas, Texas[2]	—	1.6 million

Total		$0.6 million	$0.1 million

December 2009	Dallas, Texas[3]	$1.2 million	$0.3 million
July 2009	Oklahoma City, Oklahoma[4]	0.2 million	0.1 million
March 2009	Phoenix, Arizona[5]	0.1 million	(8.2 million	)

Total		$1.5 million	$(7.8 million	)

(1)	A hospital partner acquired a portion of our interest in this facility and shares control of it with us.
(2)	We previously controlled this facility but now share control with physician partners due to a change in the entity’s governing documents.
(3)	The hospital partner acquired a controlling interest from us in this transaction. Additionally, this hospital partner is a related party.
(4)	We and the other owners of a facility consolidated by us agreed to merge the facility into another entity in which we hold an investment accounted for under the equity method.
(5)

A controlling interest in an entity was sold to a hospital partner. The hospital partner already had a 49% ownership interest in this entity, which owns and manages two surgical facilities, and through the transaction acquired an additional 1.1% interest. The $8.2 million loss was primarily related to the revaluation of our remaining investment in the entity to fair value.

Sources of Revenue

Revenues primarily include the following:

•

net patient service revenues of the facilities that we consolidate for financial reporting purposes, which are typically those facilities in which we have ownership interests of greater than 50% or otherwise maintain effective control or for which we are otherwise the primary beneficiary;

•

management and contract service revenues, consisting of the fees that we earn from managing the facilities that we do not consolidate for financial reporting purposes and the fees we earn from providing certain consulting and contracted services to other healthcare providers. Our consolidated revenues and expenses do not include the management fees we earn from operating the facilities that we consolidate for financial reporting purposes as those fees are charged to subsidiaries and thus eliminate in consolidation.

The following table summarizes our revenues by type and as a percentage of total revenue:

	Three Months Ended June 30,		Six Months Ended June 30,		Years Ended December 31,
	2012	2011	2012	2011	2011	2010	2009
Net patient service revenues	83%	84%	83%	84%	84%	85%	86%
Management and contract service revenues	15	14	15	14	14	14	12
Other revenues	2	2	2	2	2	1	2

Total revenues	100%	100%	100%	100%	100%	100%	100%

Net patient service revenues consist of the revenues earned by facilities we consolidate for financial reporting purposes. As a percentage of total revenues, net patient service revenues decreased to 84% of our total revenues in 2011 from 85% and 86% of our total revenues for the years ended December 31, 2010 and 2009, respectively. As we execute our strategy of partnering with not-for-profit healthcare systems, more of our business is being conducted through unconsolidated affiliates. With respect to unconsolidated facilities, we do not include the facilities’ net patient service revenues in our revenues; instead, our consolidated financial statements reflect revenues we earn for our management and contract services as noted below. Our share of the revenues, net of expenses of unconsolidated facilities, is reported in our consolidated financial statements as “equity in earnings of unconsolidated affiliates,” which is displayed between revenues and operating expenses. The percentage of our facilities we account for under the equity method was 71%, 70%, and 64% at December 31, 2011, 2010, and 2009, respectively. For the three and six months ended June 30, 2012, as a percent of our total revenues, these revenues did not change significantly compared to the corresponding prior year period.

Our management and contract service revenues are earned from the following types of activities (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,		Years Ended December 31,
	2012	2011	2012	2011	2011	2010	2009
Management of surgical facilities	$16,853	$15,086	$33,693	$29,871	$61,584	$53,934	$46,438
Contract services provided to other healthcare providers	2,682	2,705	5,232	5,196	10,529	10,904	11,888

Total management and contract service revenues	$19,535	$17,791	$38,925	$35,067	$72,113	$64,838	$58,326

Results of Operations

The following table summarizes certain consolidated statement of operations items expressed as a percentage of revenues for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,		Years Ended December 31,
USPI	2012	2011	2012	2011	2011	2010	2009
Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Equity in earnings of unconsolidated affiliates	18.3	16.3	17.1	15.7	16.7	14.8	12.7
Operating expenses, excluding depreciation and amortization	(65.8)	(64.2)	(66.0)	(64.8)	(65.6)	(68.9)	(71.2)
Depreciation and amortization	(4.6)	(4.4)	(4.5)	(4.4)	(4.3)	(4.8)	(5.0)

Operating income	47.9	47.7	46.6	46.5	46.8	41.1	36.5
Interest and other expense, net	(48.1)	(13.4)	(30.0)	(13.6)	(12.6)	(13.8)	(13.5)

Income (loss) from continuing operations before income taxes	(0.2)	34.3	16.6	32.9	34.2	27.3	23.0
Income tax (expense) benefit	4.7	(8.1)	(1.5)	(7.7)	(8.0)	(6.2)	1.1

Income from continuing operations	4.5	26.2	15.1	25.2	26.2	21.1	24.1
Loss (earnings) from discontinued operations, net of tax	—	2.2	1.3	2.2	(22.4)	0.6	3.2

Net income	4.5	28.4	16.4	27.4	3.8	21.7	27.3
Less: Net income attributable to the noncontrolling interests	(13.4)	(14.0)	(13.6)	(13.6)	(14.0)	(12.8)	(13.0)

Net income (loss) attributable to USPI’s common stockholder	(8.9)%	14.4%	2.8%	13.8%	(10.2)%	8.9%	14.3%

Our business model of partnering with not-for-profit hospitals and physicians results in our accounting for 141 and 143 of our surgical facilities under the equity method rather than consolidating their results for the year ended December 31, 2011 and for the six months ended June 30, 2012, respectively. The following table reflects the summarized results of the unconsolidated facilities that we account for under the equity method of accounting (amounts are expressed as a percentage of unconsolidated affiliates’ revenues, and reflect 100% of the investees’ results on an aggregated basis):

	Three Months Ended June 30,		Six Months Ended June 30,		Years Ended December 31,
USPI’s Unconsolidated Affiliates	2012	2011	2012	2011	2011	2010	2009
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses, excluding depreciation and amortization	(70.3)	(70.1)	(70.9)	(70.6)	(69.8)	(69.7)	(69.6)
Depreciation and amortization	(4.3)	(4.2)	(4.3)	(4.3)	(4.3)	(4.2)	(4.3)

Operating income	25.4	25.7	24.8	25.1	25.9	26.1	26.1
Interest expense, net	(2.1)	(2.2)	(2.1)	(2.2)	(2.2)	(1.9)	(2.1)
Other, net	—	—	—	—	—	—	0.4

Income before income taxes	23.3	23.5	22.7	22.9	23.7	24.2	24.4
Income tax expense	(0.3)	(0.4)	(0.5)	(0.5)	(0.5)	(0.6)	(0.6)

Net income	23.0%	23.1%	22.2%	22.4%	23.2%	23.6%	23.8%

Executive Summary

Our strategy continues to include growing the profits of our existing facilities, developing new facilities with hospital partners, and adding other facilities through acquisition. Our operating results for the year ended December 31, 2011, reflect 6% same store facility revenue growth as compared to 2010, and our overall business also grew as a result of our operating more facilities in 2011, largely as a result of acquisitions made during the second half of 2010 and our acquisition of Titan in September 2011. Our operating results in the three and six months ended June 30, 2012 reflect 4% and 6% same store facility revenue growth as compared to the corresponding periods in 2011. The increases are due in part to a 3% increase in our same store case volumes in both the three months and six months ended June 30, 2012, and our overall business also grew as a result of our operating more facilities in 2012, largely as a result of acquisitions made during the second half of 2011. These growth drivers resulted in a 5% and 6% increase in operating income in the three and six months ended June 30, 2012 as compared to the corresponding periods in 2011.

We added 23 facilities and sold six facilities during 2011 and operated 206 facilities at year-end, up from 189 at the end of 2010. Consistent with our primary strategy, we continued to focus on partnering both existing facilities and newly acquired or constructed facilities with a not-for-profit health system (hospital partner). The number of facilities with hospital partners increased by six during 2011. During the first six months of 2012, we acquired equity interests in a surgical facility in Midland, Texas and a surgical facility in Chandler, Arizona, both of which have a hospital partner, as does our newest facility, a surgical center in Pittsburgh, Pennsylvania which opened in March of 2012. On April 3, 2012, we spun off our U.K. subsidiary. As a result, we no longer have any ownership in the seven U.K. facilities. At June 30, 2012, we operated 202 facilities.

Continuing a trend experienced in recent years, our consolidated revenue growth in 2011 (6%) was less than our systemwide revenue growth of 13% and our consolidated revenue growth of 5% in the second quarter of 2012 was less than our systemwide revenue growth of 12%, primarily due to our continuing to add more equity method facilities than consolidated facilities. Our systemwide revenues include all facilities that we operate; our revenues only include consolidated facilities, which represent less than one-third of our facilities. Accounting for more of our facilities under the equity method is a direct result of deploying our primary business strategy of jointly owning our facilities with prominent local physicians and often a hospital partner. In carrying out this strategy during the period from January 1, 2010 to December 31, 2011, our number of equity method facilities increased from 109 to 141 while our consolidated facility count increased from 60 to 65. Likewise, during the period from January 1, 2011 to June 30, 2012, our number of equity method facilities increased from 130 to 143 while our consolidated facility count increased from 54 to 59, driven by our acquisition and disposal activity.

Our net earnings from a facility, whether consolidated or equity method, are driven by the same factors: the facility’s underlying profits and revenues and our ownership percentage. Accordingly, to assess our overall operating results we often utilize systemwide and same store measures, which include all facilities. These measures were positive in 2011, with same store revenues increasing 6% (equal to our consolidated revenue growth of 6%) and systemwide revenues increasing 13%, a product of same store growth plus a net increase of 37 facilities since the beginning of 2010. Overall, these operational factors, together with acquisition and disposal activities, resulted in our operating income margin increasing to 46.8% during 2011 as compared to 41.1% in 2010. These measures were also positive in the second quarter of 2012, with same store revenues increasing 4% and systemwide revenues increasing 12%, a product of same store growth and a net increase of 20 facilities since the beginning of 2011.

Operating income increased 20% during 2011 as compared to 2010. Operating income was significantly impacted by several amounts not directly related to our facilities’ operating results in 2011, 2010 and 2009. Excluding the amounts shown below, operating income increased 12% and operating income margins increased 270 basis points during 2011. During 2010, excluding the amounts shown below, operating income and margin were up 3% and 260 basis points, respectively.

In Millions	2011	2010	2009
Net gains (losses) on deconsolidations, disposals and impairments[1]	$(1.5)	$10.1	$29.2
De novo start-up losses	4.0	0.1	—
Expense related to previous acquisition and facility purchase option	—	6.0	—
Acquisition costs	2.6	2.9	—

Total impact on operating income	$5.1	$19.1	$29.2

(1)	Of the 2010 amount, $3.7 million is classified within equity in earnings of unconsolidated affiliates.

Also affecting comparability of the years 2009 through 2011 was the 2009 recognition of a $31.2 million tax benefit reflecting our expected utilization of the majority of its U.S. deferred tax assets.

In addition to our consolidated operating income margin, we supplementally focus on same store facility level operating income margins (which include both consolidated and equity method facilities) as important indicators of our business because the net earnings and cash flows we derive from our facilities are the same whether they are reflected in our individual revenue and expense line items (consolidated facilities) or on a net basis within our equity in earnings of unconsolidated affiliates (unconsolidated facilities). These margins were in aggregate up 30 basis points in 2011 compared to 2010.

Same store facility operating margins decreased 50 basis points and 40 basis points for the three and six months ended June 30, 2012, respectively, as compared to the corresponding prior year period. During the three months ended March 31, 2012, the decrease was primarily driven by bad debt expense. During the three months ended June 30, 2012 slower revenue growth was the primary driver.

As further discussed in “Debt Refinancing, Spin-off of U.K. Subsidiary and Payment of Dividend,” we completed several significant financing and equity transactions on April 3, 2012, including the payment of a $314.5 million cash dividend.

Our Business and Key Measures

We operate surgical facilities in partnership with local physicians and, in the majority of facilities, a not-for-profit health system partner. We hold an ownership interest in each facility, each being operated through a separate legal entity owned by us, the health systems and physicians. We operate each facility on a day-to-day basis through a management services contract. Our sources of earnings from each facility consist of:

•	our share of each facility’s net income (loss), which is computed by multiplying the facility’s net income (loss) times the percentage of each facility’s equity interests owned by us; and

•	management services revenues, computed as a percentage of each facility’s net revenues (often net of bad debt expense).

Our role as an owner and day-to-day manager provides us with significant influence over the operations of each facility. In a growing majority of our facilities (141 of our 206 facilities at December 31, 2011 and 143 of our 202 facilities at June 30, 2012), this influence does not represent control of the facility, so we account for our investment in the facility under the equity method, i.e., as an unconsolidated affiliate. We control the remaining facilities and account for these investments as consolidated subsidiaries.

Our net earnings from a facility are the same under either method, but the classification of those earnings differs. For consolidated subsidiaries, our financial statements reflect 100% of the revenues and expenses of the subsidiaries, after the elimination of intercompany amounts. The net profit attributable to owners other than us is classified within “net income attributable to noncontrolling interests.”

For unconsolidated affiliates, our consolidated statements of income reflect our earnings in only two line items:

•

equity in earnings of unconsolidated affiliates: our share of the net income of each facility, which is based on the facilities’ net income and the percentage of the facility’s outstanding equity interests owned by us; and

•

management and administrative services revenues: income we earn in exchange for managing the day-to-day operations of each facility, usually quantified as a percentage of each facility’s net revenues less bad debt expense.

In summary, our operating income is driven by the performance of all facilities we operate and by our ownership interest in those facilities, but our individual revenue and expense line items only contain consolidated businesses, which represent less than one-third of our facilities. This translates to trends in operating income that often do not correspond with changes in revenues and expenses. The divergence in these relationships is particularly significant when our strategy is heavily weighted to unconsolidated affiliates, as it has been in recent years. Accordingly, we review several types of information in order to monitor and analyze our results of operations, including:

•	The results of operations of our unconsolidated affiliates;

•	Our average ownership share in the facilities we operate; and

•	Facility operating indicators, such as systemwide revenue growth, same store revenue growth, and same store operating margins.

Our Consolidated and Unconsolidated Results

The following tables show our results of operations and the results of operations of our unconsolidated affiliates (in thousands).

	Three Months Ended June 30
	2012		2011		Variance to Prior Year
	USPI as Reported Under GAAP	Unconsolidated Affiliates	USPI as Reported Under GAAP	Unconsolidated Affiliates	USPI as Reported Under GAAP	Unconsolidated Affiliates
Revenues:
Net patient service revenues	$107,412	$424,397	$103,380	$371,852	$4,032	$52,545
Management and contract service revenues	19,535	—	17,791	—	1,744	—
Other income	2,273	2,783	2,276	2,439	(3)	344

Total revenues	129,220	427,180	123,447	374,291	5,773	52,889
Equity in earnings of unconsolidated affiliates	23,653	—	20,101	—	3,552	—
Operating expenses:
Salaries, benefits, and other employee costs	33,350	98,592	30,876	88,676	2,474	9,916
Medical services and supplies	20,001	104,377	18,996	88,085	1,005	16,292
Other operating expenses	20,895	85,495	19,329	75,949	1,566	9,546
General and administrative expenses	10,084	—	9,795	—	289	—
Provision for doubtful accounts	1,966	11,442	2,267	9,742	(301)	1,700
Net (gain) loss on deconsolidations, disposals and impairments	(1,273)	632	(1,979)	(215)	706	847
Depreciation and amortization	5,977	18,312	5,376	15,723	601	2,589

Total operating expenses	91,000	318,850	84,660	277,960	6,340	40,890

Operating income	61,873	108,330	58,888	96,331	2,985	11,999
Interest income	158	85	168	88	(10)	(3)
Interest expense	(23,555)	(8,787)	(16,551)	(8,223)	(7,004)	(564)
Loss on early retirement of debt	(37,958)	—	—	—	(37,958)	—
Other	(836)	21	(192)	26	(644)	(5)

Total other expense, net	(62,191)	(8,681)	(16,575)	(8,109)	(45,616)	(572)

Income (loss) before income taxes	(318)	99,649	42,313	88,222	(42,631)	11,427
Income tax benefit (expense)	6,173	(1,337)	(9,926)	(1,582)	16,099	245

Income from continuing operations	5,855	98,312	32,387	86,640	(26,532)	11,672
Discontinued operations, net of tax	—	—	2,681	—	(2,681)	—

Net income	5,855	$98,312	35,068	$86,640	(29,213)	$11,672

Less: Net income attributable to noncontrolling interests	(17,348)		(17,282)		(66)

Net income (loss) attributable to USPI’s common stockholder	$(11,493)		$17,786		$(29,279)

USPI’s equity in earnings of unconsolidated affiliates		$23,653		$20,101		$3,552

	Six Months Ended June 30
	2012		2011		Variance to Prior Year
	USPI as Reported Under GAAP	Unconsolidated Affiliates	USPI as Reported Under GAAP	Unconsolidated Affiliates	USPI as Reported Under GAAP	Unconsolidated Affiliates
Revenues:
Net patient service revenues	$213,931	$831,295	$203,049	$717,545	$10,882	$113,750
Management and contract service revenues	38,925	—	35,067	—	3,858	—
Other income	4,559	5,858	4,425	5,003	134	855

Total revenues	257,415	837,153	242,541	722,548	14,874	114,605
Equity in earnings of unconsolidated affiliates	44,090	—	38,033	—	6,057	—
Operating expenses:
Salaries, benefits, and other employee costs	66,650	195,909	61,075	173,553	5,575	22,356
Medical services and supplies	38,699	203,931	37,402	167,883	1,297	36,048
Other operating expenses	41,087	169,942	38,616	151,575	2,471	18,367
General and administrative expenses	20,682	—	18,503	—	2,179	—
Provision for doubtful accounts	4,312	22,924	3,984	17,190	328	5,734
Net (gain) loss on deconsolidations, disposals and impairments	(1,572)	530	(2,478)	(185)	906	715
Depreciation and amortization	11,663	36,398	10,720	31,457	943	4,941

Total operating expenses	181,521	629,634	167,822	541,473	13,699	88,161

Operating income	119,984	207,519	112,752	181,075	7,232	26,444
Interest income	302	166	324	188	(22)	(22)
Interest expense	(38,775)	(17,990)	(33,087)	(16,016)	(5,688)	(1,974)
Loss on early retirement of debt	(37,958)	—	—	—	(37,958)	—
Other	(781)	13	(120)	12	(661)	1

Total other expense, net	(77,212)	(17,811)	(32,883)	(15,816)	(44,329)	(1,995)

Income before income taxes	42,772	189,708	79,869	165,259	(37,097)	24,449
Income tax expense	(3,948)	(3,615)	(18,574)	(3,697)	14,626	82

Income from continuing operations	38,824	186,093	61,295	161,562	(22,471)	24,531
Discontinued operations, net of tax	3,435	—	5,206	—	(1,771)	—

Net income	42,259	$186,093	66,501	$161,562	(24,242)	$24,531

Less: Net income attributable to noncontrolling interests	(35,028)		(32,994)		(2,034)

Net income attributable to USPI’s common stockholder	$7,231		$33,507		$(26,276)

USPI’s equity in earnings of unconsolidated affiliates		$44,090		$38,033		$6,057

	Year Ended December 31,
	2011		2010		Variance to Prior Year
	USPI As Reported Under GAAP	Unconsolidated Affiliates	USPI As Reported Under GAAP	Unconsolidated Affiliates	USPI As Reported Under GAAP	Unconsolidated Affiliates
Revenues:
Net patient service revenues	$418,155	$1,527,069	$402,049	$1,322,393	$16,106	$204,676
Management and contract service revenues	72,113	—	64,838	—	7,275	—
Other income	8,910	10,961	7,062	6,648	1,848	4,313

Total revenues	499,178	1,538,030	473,949	1,329,041	25,229	208,989
Equity in earnings of unconsolidated affiliates	83,137	—	69,916	—	13,221	—
Operating expenses:
Salaries, benefits, and other employee costs	125,143	360,519	118,838	309,698	6,305	50,821
Medical services and supplies	76,721	360,148	75,341	310,770	1,380	49,378
Other operating expenses	79,707	314,768	84,026	273,649	(4,319)	41,119
General and administrative expenses	38,028	—	33,762	—	4,266	—
Provision for doubtful accounts	9,409	37,899	8,417	31,396	992	6,503
Net (gains) losses on deconsolidations, disposals and impairments	(1,529)	(309)	6,378	1,025	(7,907)	(1,334)
Depreciation and amortization	21,177	66,608	22,493	55,216	(1,316)	11,392

Total operating expenses	348,656	1,139,633	349,255	981,754	(599)	157,879

Operating income	233,659	398,397	194,610	347,287	39,049	51,110
Interest income	516	382	742	378	(226)	4
Interest expense	(63,537)	(34,101)	(66,886)	(26,008)	3,349	(8,093)
Other, net	(73)	(15)	708	(200)	(781)	185

Total other expense, net	(63,094)	(33,734)	(65,436)	(25,830)	2,342	(7,904)

Income from continuing operations before income taxes	170,565	364,663	129,174	321,457	41,391	43,206
Income tax (expense) benefit	(39,918)	(8,367)	(29,257)	(7,562)	(10,661)	(805)

Income from continuing operations	130,647	356,296	99,917	313,895	30,730	42,401
Discontinued operations, net of tax	(111,562)	—	2,736	—	(114,298)	—

Net income	19,085	$356,296	102,653	$313,895	(83,568)	$42,401

Less: Net income attributable to noncontrolling interests	(69,929)		(60,560)		(9,369)

Net income (loss) attributable to USPI	$(50,844)		$42,093		$(92,937)

USPI’s equity in earnings of unconsolidated affiliates		$83,137		$69,916		$13,221

	Year Ended December 31,
	2010		2009		Variance to Prior Year
	USPI As Reported Under GAAP	Unconsolidated Affiliates	USPI As Reported Under GAAP	Unconsolidated Affiliates	USPI As Reported Under GAAP	Unconsolidated Affiliates
Revenues:
Net patient service revenues	$402,049	$1,322,393	$418,802	$1,171,242	$(16,753)	$151,151
Management and contract service revenues	64,838	—	58,326	—	6,512	—
Other income	7,062	6,648	11,250	6,872	(4,188)	(224)

Total revenues	473,949	1,329,041	488,378	1,178,114	(14,429)	150,927
Equity in earnings of unconsolidated affiliates	69,916	—	61,771	—	8,145	—
Operating expenses:
Salaries, benefits, and other employee costs	118,838	309,698	122,372	277,053	(3,534)	32,645
Medical services and supplies	75,341	310,770	78,333	271,663	(2,992)	39,107
Other operating expenses	84,026	273,649	74,244	243,241	9,782	30,408
General and administrative expenses	33,762	—	34,817	—	(1,055)	—
Provision for doubtful accounts	8,417	31,396	8,614	28,528	(197)	2,868
Net (gains) losses on deconsolidations, disposals and impairments	6,378	1,025	29,162	(7)	(22,784)	1,032
Depreciation and amortization	22,493	55,216	24,431	50,251	(1,938)	4,965

Total operating expenses	349,255	981,754	371,973	870,729	(22,718)	111,025

Operating income	194,610	347,287	178,176	307,385	16,434	39,902
Interest income	742	378	1,729	456	(987)	(78)
Interest expense	(66,886)	(26,008)	(67,770)	(24,850)	884	(1,158)
Other	708	(200)	373	4,572	335	(4,772)

Total other expense, net	(65,436)	(25,830)	(65,668)	(19,822)	232	(6,008)

Income from continuing operations before income taxes	129,174	321,457	112,508	287,563	16,666	33,894
Income tax benefit (expense)	(29,257)	(7,562)	5,455	(6,860)	(34,712)	(702)

Income from continuing operations	99,917	313,895	117,963	280,703	(18,046)	33,192
Discontinued operations, net of tax	2,736	—	15,425	—	(12,689)	—

Net income	102,653	$313,895	133,388	$280,703	(30,735)	$33,192

Less: Net income attributable to noncontrolling interests	(60,560)		(63,722)		3,162

Net income attributable to USPI	$42,093		$69,666		$(27,573)

USPI’s equity in earnings of unconsolidated affiliates		$69,916		$61,771		$8,145

The following table provides other information regarding our unconsolidated affiliates (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,		Years Ended December 31,
	2012	2011	2012	2011	2011	2010	2009
Long-term debt	$427,821	$418,010	$427,821	$418,010	$440,582	$330,578	$271,781
USPI’s imputed weighted average ownership percentage based on affiliates’ pre-tax income[1]	23.7%	22.8%	23.7%	23.0%	22.7%	21.7%	21.5%
USPI’s imputed weighted average ownership percentage based on affiliates’ debt[2]	26.6%	25.7%	26.6%	25.7%	24.2%	23.8%	25.4%
Unconsolidated facilities operated at period end	143	132	143	132	141	130	109

(1)

Our weighted average percentage ownership in our unconsolidated affiliates is calculated as our equity in earnings of unconsolidated affiliates divided by the total net income (loss) of unconsolidated affiliates for each respective period. This is a non-GAAP measure but management believes it provides further useful information about our involvement in equity method investments.

(2)

Our weighted average percentage ownership in our unconsolidated affiliates is calculated as the total debt of each unconsolidated affiliate, multiplied by the percentage ownership we held in the affiliate as of the end of each respective period, divided by the total debt of all of the unconsolidated affiliates as of the end of each respective period. This is a non-GAAP measure but management believes it provides further useful information about our involvement in equity method investments.

One of our unconsolidated affiliates, Texas Health Ventures Group, L.L.C., is considered significant to our consolidated financial statements under regulations of the SEC. As a result, we have filed Texas Health Ventures Group, L.L.C.’s consolidated financial statements with the registration statement of which this prospectus is a part for the appropriate periods.

As shown above, our consolidated net patient service revenues for the year ended December 31, 2011 increased $16.1 million compared to the prior year, and the net patient service revenues of our unconsolidated affiliates increased $204.7 million. These variances are analyzed more extensively in the “Revenues” section, but in general they reflect the fact that we are conducting more of our operations through unconsolidated affiliates. The increase in revenues of these unconsolidated affiliates, net of their expenses, led to the affiliates earning $42.4 million more compared to the prior year as of December 31, 2011. The affiliates’ increase in net income, once allocated to USPI and the affiliates’ other investors, led to our equity in earnings of unconsolidated affiliates increasing by $13.2 million as of December 31, 2011, which represents nearly 35% of the increase in our operating income from 2010 to 2011. Our consolidated net patient service revenues for the year ended December 31, 2010 decreased $16.8 million compared to the prior year, and the net patient service revenues of our unconsolidated affiliates increased $151.2 million. The increase in revenues of these unconsolidated affiliates, net of their expenses, led to the affiliates earning $33.2 million more compared to the prior year. The affiliates’ increase in net income, once allocated to our and the affiliates’ other investors, led to our equity in earnings of unconsolidated affiliates increasing by $8.1 million, which represents approximately 50% of the increase in our operating income from 2009 to 2010.

Our net patient service revenues for the three and six months ended June 30, 2012 increased $4.0 million and $10.9 million, respectively, compared to the corresponding prior year periods. The net patient service revenues of our unconsolidated affiliates increased $52.5 million and $113.8 million for the three and six months ended June 30, 2012, respectively, as compared to the corresponding prior year periods. These variances are analyzed more extensively below under “Revenues,” but in general they reflect the fact that the revenues of our unconsolidated facilities, which largely represent the facilities we operate under our primary business model of partnering with physicians and a hospital partner, are growing at a faster rate than the revenues of our consolidated facilities. In addition to the underlying growth rates at these facilities, we continue to shift more of our facilities into our primary business model, which usually moves them from the consolidated to the unconsolidated group. Once netted with expenses, these increased revenues at our unconsolidated affiliates resulted in their earning $24.5 million more in net income on year-to-date basis than in the corresponding prior year period. Our share of that increase, based on our ownership levels in these facilities, was $6.1 million, which represents 84% of the increase in our operating income for the six months ended June 30, 2012.

Our Ownership Interests in the Facilities We Operate

Our earnings are predominantly driven by our investments in the facilities we operate, so we focus on those businesses’ growth rates together with the percentage ownership interest we hold in them to help us understand our results of operations. Our average ownership interest in the surgical facilities we operate is as follows:

	Six Months Ended June 30,		Years Ended December 31,
	2012	2011	2011	2010	2009
Unconsolidated facilities[1]	23.2%	23.0%	22.7%	21.7%	21.5%
Consolidated facilities[2]	43.0%	45.7%	44.1%	46.7%	48.1%
Total[3]	28.0%	29.1%	28.2%	28.2%	29.4%

(1)

Computed for unconsolidated facilities by dividing (a) our total equity in earnings of unconsolidated affiliates by (b) the aggregate net income (loss) of surgical facilities we account for under the equity method.

(2)

Computed for consolidated facilities by dividing (a) the aggregate net income (loss) of surgical facilities we operate less our total noncontrolling interests in income of consolidated subsidiaries by (b) the aggregate net income of our consolidated surgical facilities.

(3)

Computed in total by dividing our share of the facilities’ net income (loss), defined as the sum of (a) in footnotes (1) and (2), by the aggregate net income of our surgical facilities, defined as the sum of (b) in footnotes (1) and (2).

Our average ownership interest for each group of facilities is determined by many factors, including the ownership levels we negotiate in our acquisition and development activities, the relative performance of facilities in which we own percentages higher or lower than average, and other factors. As described earlier, our increased focus on partnering our facilities with not-for-profit health systems in addition to physicians generally leads to our accounting for more facilities under the equity method (unconsolidated), and we have moved three facilities from consolidated to unconsolidated during 2010 and four facilities during 2009. Accordingly, our consolidated financial statements show decreases in revenues and most expense line items compared to the respective prior year. However, since our average ownership in our facilities, as shown in the table above, did not significantly change from the respective prior year, our success in growing our facilities’ profits (whether consolidated or unconsolidated) translated to increases in our operating income in 2011, 2010 and 2009. This trend is also reflected in our number of unconsolidated facilities increasing by 13 from January 1, 2011 to June 30, 2012, while our number of consolidated facilities increased by five during these six months. We generally have a lower ownership percentage in an equity method facility as compared to a consolidated facility.

Revenues

Our consolidated net revenues increased approximately 5% during the year ended December 31, 2011, as compared to the year ended December 31, 2010. Our consolidated net revenues increased 6% during the first six months of 2012 as compared to the prior year, and the revenues of our unconsolidated affiliates increased 16%. The tables below quantify several significant items impacting year over year, and quarter over quarter changes (in thousands).

	Three Months Ended June 30, 2012
	USPI as Reported Under GAAP	Unconsolidated Affiliates
Total revenues, three months ended June 30, 2011	$123,447	$374,291
Add: Revenue from acquired facilities	4,869	20,300
Less: Revenue of disposed facilities	—	(2,817)

Adjusted base period	128,316	391,774
(Decrease) increase from operations	(837)	35,062
Non-facility based revenue	1,741	344

Total revenues, three months ended June 30, 2012	$129,220	$427,180

	Six Months Ended June 30, 2012
	USPI as Reported Under GAAP	Unconsolidated Affiliates
Total revenues, six months ended June 30, 2011	$242,541	$722,548
Add: Revenue from acquired facilities	9,799	39,041
Less: Revenue of disposed facilities	—	(7,795)

Adjusted base period	252,340	753,794
Increase from operations	1,083	82,505
Non-facility based revenue	3,992	854

Total revenues, six months ended June 30, 2012	$257,415	$837,153

	Year Ended December 31, 2011
	USPI as Reported Under GAAP	Unconsolidated Affiliates
Total revenues, year ended December 31, 2010	$473,949	$1,329,041
Add: Revenue from acquired facilities	17,010	105,820
Less: Revenue of deconsolidated facilities	(13,569)	13,569
Less: Revenue of disposed facilities	—	(12,364)

Adjusted base period	477,390	1,436,066
Increase from operations	12,896	97,652
Non-facility based revenue	8,892	4,312

Total revenues, year ended December 31, 2011	$499,178	$1,538,030

As shown above, the most significant sources of revenue growth were from acquisitions and operational growth for both consolidated and unconsolidated facilities. The reason for the discrepancy between revenue growth and income growth is the increased proportion of our business being conducted through unconsolidated affiliates. Growing the volume and profits of unconsolidated facilities has relatively little impact on our consolidated revenues, but our share of their increasing net income (equity in earnings of unconsolidated affiliates, which grew by 19%, 13%, 31% and 16% in 2011, 2010 and 2009 and the six months ended June 30, 2012, respectively) is reflected in our operating income and net income. Accordingly, as described above, we supplementally focus on our systemwide results in order to understand the source of our growth in income. Our systemwide revenues, which include revenues of facilities we account for under the equity method as well as facilities we consolidate, grew by rates more commensurate with our overall income growth: 13%, 8% 11% and 13% during the years ended December 31, 2011, 2010 and 2009 and the six months ended June 30, 2012, respectively. Acquisitions were a significant component of the 2011 increase in revenues at consolidated and unconsolidated facilities. As shown above, acquisitions added $17.0 million and $105.8 million to revenues for consolidated and unconsolidated affiliates, respectively during 2011. Revenue also increased due to operations for both types of facilities driven by modest volume growth and a shift to more complex surgical cases and the resulting increased revenue per case. Acquisitions added $9.8 million and $39.0 million to revenues for consolidated and unconsolidated affiliates, respectively during the first six months of 2012.

Facility Growth

Same store facilities experienced revenue growth of 6% and 5% during 2011 and 2010, respectively. For the year ended December 31, 2011, the growth of same store facilities was driven more by increases in net revenue per case than by increases in volume. While some of this shift reflects increases in rates we negotiate with payors, we believe a more significant portion of the increase is driven by the type of cases we performed, which continue to shift to more complex cases on average. Our case volumes increased 1% during 2011 as compared to flat case growth in 2010. We believe that several factors, including changes to health insurance plans to require more patient responsibility for healthcare expenses and a generally soft economy, may have adversely affected our case volume.

Our systemwide revenues grew 12% and 13% in the three and six months ended June 30, 2012 as compared to the corresponding prior year period. This growth is comprised of a 4% and 6% increase in the three and six months ended June 30, 2012, respectively, in the net revenues of our same store facilities, which are those facilities we operated in both periods, and revenues of newly acquired facilities. Same store revenue growth was driven by a 3% increase in surgical cases in both the three months and six months ended June 30, 2012. In addition, our same store revenues were higher in the current year due to a favorable shift in types and complexity of cases performed as compared to the prior year period, which increases our net revenue per case; the effect was particularly favorable during the first three months of 2012.

The following table summarizes our same store facility revenue year-over-year increases, as compared to the corresponding prior year period:

	Three Months Ended June 30,	Six Months Ended June 30,	Years Ended December 31,
	2012	2012	2011	2010	2009
Facilities:
Net revenue	4%	6%	6%	5%	8%
Surgical cases	3%	3%	1%	—%	2%
Net revenue per case	1%	3%	5%	5%	5%

Joint Ventures With Not-For-Profit Hospitals

The addition of new facilities continues to be more heavily weighted to surgical facilities with a hospital partner, both as we initiate joint venture agreements with new systems and as we add facilities to our existing arrangements. Facilities have been added to hospital joint ventures through construction of de novos, acquisitions of facilities and through our contribution of our equity interests in existing facilities into a hospital joint venture structure, effectively creating three-way joint ventures by sharing our ownership in these facilities with a hospital partner while leaving the existing physician ownership intact.

During 2009 and 2010 this strategy translated to our operating more hospital-partnered facilities and fewer facilities without a hospital partners. During 2011, we completed the majority of our acquisition activity during the last four months of the year, and initially fewer than half of the acquired facilities include hospital partners as investors. We believe there are opportunities to add hospital partners to some of these facilities in the future.

Our acquisition of Titan Health Corporation in September 2011 altered this pattern of adding more facilities with hospital partners than without hospital partners with respect to the past twelve months. By June 30, 2012, only three of the 14 facilities Titan operated have hospital partners. As with past multi-facility acquisitions we have completed, we believe we will have opportunities to add a hospital partner to more of the Titan facilities in the future, and we also continue to explore affiliating more of our other facilities with hospital partners. Often these affiliations are initiated in markets where we already operate other facilities with a hospital partner, but we also affiliate facilities by reaching agreements with new partners.

The following table summarizes the facilities we operated as of the dates indicated:

	June 30, 2012	June 30, 2011	December 31, 2011	December 31, 2010	December 31, 2009
United States facilities[1]:
With a hospital partner	140	134	138	132	109
Without a hospital partner	62	52	62	53	56

Total U.S. facilities	202	186	200	185	165
United Kingdom facilities[2]	—	5	6	4	4

Total facilities operated	202	191	206	189	169

Change:
De novo (newly constructed)	1		4	2	4
Acquisition	21		19	25	7
Disposals/Mergers	(11)		(6)	(7)	(6)

Total increase in number of facilities	11		17	20	5

(1)	At June 30, 2012 and December 31, 2011, physicians own a portion of all but three of these facilities.
(2)	As a result of the U.K. spin-off on April 3, 2012, we no longer have any ownership of the facilities in the U.K.

Facility Operating Margins

Continuing a trend we have experienced in recent years, the year-over-year change in the operating margins of facilities partnered with a not-for-profit healthcare system was more favorable than the change experienced by the facilities that do not have a hospital partner. The facilities partnered with a health system are, on average, younger than our other facilities. Younger facilities’ margins grow more rapidly on average than more mature facilities, which generally have higher margins but with less growth. The pattern of our acquisition and development activity can also affect this relationship over time.

Same store facility operating margins increased 30 basis points for the year ended December 31, 2011 as compared to 2010. The increase was due to slightly higher case volumes, more complex cases, and improvement in the management of operating expenses.

In 2010, our facility operating margins decreased 60 basis points. The decrease was broad-based, and was largely due to lower case volumes early in the year that were not offset by a proportionate decrease in operating expenses. Following the pattern of same facility revenues, and driven by similar factors, margins improved during the year, recovering from a 240 basis point drop in year-over-year margins for the first quarter of 2010 to finish the year down 60 basis points on a full year basis, due to an improvement each quarter ending with a fourth quarter that was up 60 basis points over prior year.

In 2009, same store facility operating margins increased 250 basis points, largely driven by continued revenue growth together with cost saving measures introduced during 2009 at our facilities. While the improvement was broad-based, it was particularly notable in the group of facilities jointly owned with hospital partners, the margins of which improved 340 basis points. The margins of facilities we operate without a hospital partner did not fare as well, but were up 20 basis points as compared to the year ended December 31, 2008. We believe this disparity in recent years generally reflects the benefits of our increased focus on developing some of our larger markets, where we more often have a hospital partner.

Same store facility operating margins decreased 50 basis points and 40 basis points for the three and six months ended June 30, 2012, respectively, as compared to the corresponding prior year period. During the three months ended March 31, 2012, the decrease was primarily driven by bad debt expense. During the three months ended June 30, 2012 slower revenue growth was the primary driver.

The following table summarizes the year-over-year and quarter-over-quarter changes in our same store facility operating margins (see footnote 1 below):

	Three Months Ended June 30,	Six Months Ended June 30,	Years Ended December 31,
	2012	2012	2011	2010	2009
Facilities:
With a hospital partner	(10) bps	10 bps	80 bps	(40) bps	340 bps
Without a hospital partner	(260)	(260)	(110)	(120)	20
Total facilities	(50)	(40)	30	(60)	250

(1)

Operating margin is calculated as operating income divided by total revenues. This table aggregates all of the same store facilities we operate using 100% of their results. This does not represent the overall margin for USPI’s operations because we have a variety of ownership levels in the facilities we operate, and facilities open for less than a year are excluded from same store calculations.

Three Months Ended June 30, 2012 Compared to Three Months Ended June 30, 2011

As more fully discussed in “Revenues,” our consolidated revenues increased by $5.8 million, or 4.7%, to $129.2 million for the three months ended June 30, 2012 from $123.4 million for the three months ended June 30, 2011. The majority of the increase, approximately $4.9 million, was due to acquisitions.

Equity in earnings of unconsolidated affiliates increased by $3.6 million, or 17.7%, to $23.7 million for the three months ended June 30, 2012 from $20.1 million for the three months ended June 30, 2011. The increase in equity in earnings was primarily driven by growth in our existing facilities of $2.4 million. In addition, our acquisitions of equity method investments in facilities increased equity in earnings by approximately $1.2 million. The number of facilities we account for under the equity method increased by 12 from June 30, 2011 to June 30, 2012.

Depreciation and amortization increased $0.6 million or 11.2%, to $6.0 million for the three months ended June 30, 2012 from $5.4 million for the three months ended June 30, 2011. Depreciation and amortization, as a percentage of revenues, increased slightly to 4.6% for the three months ended June 30, 2012 from 4.4% for the three months ended June 30, 2011.

Operating income increased $3.0 million, or 5.1%, to $61.9 million for the three months ended June 30, 2012 from $58.9 million for the three months ended June 30, 2011, and increased as a percentage of revenues to 47.9% from 47.7%, respectively. These increases were driven by the increases in revenues of our facilities and equity in earnings of unconsolidated affiliates described above, which was partially offset by fees paid in conjunction with our refinancing and dividend payment in April 2012.

Interest expense, net of interest income, increased $7.0 million to $23.4 million for the three months ended June 30, 2012 as compared to $16.4 million for the three months ended June 30, 2011. The increase is due to higher overall debt balances and interest rates at June 30, 2012 due to the financing transactions we completed on April 3, 2012.

We incurred a loss on the early retirement of debt of $38.0 million during the three months ended June 30, 2012 as a result of the financing transactions we completed on April 3, 2012. The amount is comprised of a premium paid to retire our previously outstanding bonds, finance and legal fees and the write-off of old debt issuance costs.

Provision for income taxes was a benefit of $6.2 million for the three months ended June 30, 2012 compared to expense of $9.9 million for the three months ended June 30, 2011. The benefit in the three months ended June 30, 2012 is primarily the result of the loss on the early retirement of debt we incurred with our refinancing.

The increase in revenues of our consolidated facilities, as described above, drove an increase in our consolidated subsidiaries’ net income. As most of our consolidated businesses include owners besides us, an increase in the earnings of these businesses resulted in an increase in net income attributable to noncontrolling interests.

Overall, while our revenues and operating income increased for the three months ended June 30, 2012 compared to the three months ended June 30, 2011, the expenses related to our refinancing resulted in a net loss for the current year period.

Six Months Ended June 30, 2012 Compared to Six Months Ended June 30, 2011

As more fully discussed in “Revenues,” our consolidated revenues increased by $14.9 million, or 6.1%, to $257.4 million for the six months ended June 30, 2012 from $242.5 million for the six months ended June 30, 2011. A portion of the increase, approximately $1.1 million, was driven by operations resulting from case growth and higher net revenue per case. Acquisitions of facilities and other factors increased revenues $13.8 million.

Equity in earnings of unconsolidated affiliates increased by $6.1 million, or 15.9% to $44.1 million for the six months ended June 30, 2012 from $38.0 million for the six months ended June 30, 2012. The increase in equity in earnings was primarily driven by growth in our existing facilities of $3.4 million. In addition, our acquisitions of equity method investments in facilities increased equity in earnings by approximately $2.7 million. The number of facilities we account for under the equity method increased by 12 from June 30, 2011 to June 30, 2012.

Depreciation and amortization increased $0.9 million, or 8.8%, to $11.7 million for the six months ended June 30, 2012 from $10.7 million for the six months ended June 30, 2011. Depreciation and amortization, as a percentage of revenues, increased slightly to 4.5% for the six months ended June 30, 2012 from 4.4% for the six months ended June 30, 2011.

Operating income increased $7.2 million, or 6.4%, to $120.0 million for the six months ended June 30, 2012 from $112.8 million for the six months ended June 30, 2012, and increased as a percentage of revenues to 46.6% from 46.5%, respectively. These increases were driven by the increases in revenues of our facilities and equity in earnings of unconsolidated affiliates described above, which was partially offset by fees paid in conjunction with our financing transactions in April 2012.

Interest expense, net of interest income, increased $5.7 million, or 17.4% to $38.5 million for the six months ended June 30, 2012 from $32.8 million for the six months ended June 30, 2011. The increase is due to higher overall debt balances and interest rates at June 30, 2012 due to the financing transactions we completed on April 3, 2012.

We incurred a loss on the early retirement of debt of $38.0 million during the three months ended June 30, 2012 as a result of the financing transactions we completed on April 3, 2012. The amount is the result of a premium paid to retire our previously outstanding bonds, finance and legal fees and the write-off of old debt issuance costs.

Provision for income taxes was $3.9 million for the six months ended June 30, 2012 compared to $18.6 million for the six months ended June 30, 2011. Our effective tax rates (based on pretax earnings attributable to USPI’s stockholder) were 51.0% and 39.6% for the six months ended June 30, 2012 and 2011, respectively. The higher effective rate for the current year interim period resulted from discrete items including financing transactions costs incurred during the three months ended June 30, 2012, for which the tax effect is fully reflected in the current quarter versus being recorded based on the annual effective tax rate. Over the full year 2012, our effective tax rate is expected to be closer to statutory rates. This expectation could change if we undertake other transactions whose tax effects differ from our existing activities.

The increase in revenues of our consolidated facilities, as described above, drove an increase in our consolidated subsidiaries’ net income. As most of our consolidated businesses include owners besides us, an increase in the earnings of these businesses resulted in an increase in net income attributable to noncontrolling interests.

Overall, while our revenues and operating income increased for the six months ended June 30, 2012 compared to the six months ended June 30, 2011, the expenses related to our refinancing and the higher interest expense resulting from our increased indebtedness caused a decrease in our net income as compared to the prior year period.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

As discussed more fully in “Revenues,” our consolidated revenues increased by $25.2 million, or 5.3%, to $499.2 million for the year ended December 31, 2011 from $473.9 million for the year ended December 31, 2010. Slightly more than half of the increase, or approximately $12.9 million, was driven by operations of facilities owned during both years, which experienced slight case growth and higher net revenue per case. Acquisitions of facilities increased revenues by $17.0 million. Other factors, including a decrease in revenues resulting from our selling a portion of our interest in two facilities (causing us to deconsolidate them), had minimal net impact.

Equity in earnings of unconsolidated affiliates increased by $13.2 million, or 18.9%, to $83.1 million for the year ended December 31, 2011 from $69.9 million for the year ended December 31, 2010. This increase was driven by $13.5 million growth in our existing facilities. Other factors include acquisitions of equity method investments in facilities and deconsolidations of facilities we already operated, which together increased equity in earnings by $3.7 million, which was offset by start-up losses of $4.0 million from recently opened facilities. The number of facilities we account for under the equity method increased by 11 from December 31, 2010 to December 31, 2011.

Operating income increased $39.0 million, or 20.1%, to $233.7 million for the year ended December 31, 2011 from $194.6 million for the year ended December 31, 2010, and increased as a percentage of revenues to 46.8% from 41.1%, respectively. As further discussed in the “Executive Summary,” operating income was significantly impacted during 2011 and 2010 by several items. Excluding these items, operating income increased 12% and operating margins improved 270 basis points as compared to 2010. These increases were driven by increases in revenues of our facilities and equity in earnings of unconsolidated affiliates described above.

Interest expense, net of interest income, decreased $3.1 million to $63.0 million for the year ended December 31, 2011 from $66.1 million for the year ended December 31, 2010. The decrease is primarily due to the expiration of the U.S. interest rate swap in July 2011.

Provision for income taxes was $39.9 million for the year ended December 31, 2011 as compared $29.3 million for the year ended December 31, 2010. Our effective tax rate for the years ended December 31, 2011 and 2010 was approximately 40% and 43%, respectively.

Total loss from discontinued operations was $111.6 million for the year ended December 31, 2011 as compared to earnings of $2.7 million for the year ended December 31, 2010. On April 3, 2012, we spun-off our U.K. subsidiary to the equity holders of our Parent. As a result, the historical results of our U.K operations are now classified as discontinued operations. The primary driver of the $111.0 million loss from discontinued operations was the $107.0 million goodwill impairment charge we recorded in December 2011 related to our U.K. operations. We sold two entities in 2010 and designated two others as held for sale at December 31, 2010; these two facilities were sold in February 2011. The 2011 loss of $0.5 million represents the activity of the two entities sold during 2011 and final adjustment to the loss on their disposal. Because these entities are classified as discontinued operations, our consolidated statements of operations and the year over year comparisons reflect the historical results of their operations in discontinued operations for all periods presented.

Net income attributable to noncontrolling interests increased $9.4 million, or 15.5%, to $69.9 million for the year ended December 31, 2011 from $60.6 million for the year ended December 31, 2010. The increase in revenues of our consolidated facilities, as described above, drove an increase in our consolidated subsidiaries’ net income. As most of our consolidated businesses include owners besides us, an increase in the earnings of these businesses resulted in an increase in net income attributable to noncontrolling interests.

Net income decreased $83.6 million, or 81.4%, to $19.1 million for the year ended December 31, 2011 as compared to $102.7 million for the year ended December 31, 2010. Net income (loss) attributable to USPI’s common stockholder decreased $92.9 million to a net loss of $50.8 million for the year ended December 31, 2011 as compared to net income of $42.1 million for the year ended December 31, 2010. While our facilities’ revenues and operating income margins increased during 2011 and we acquired additional facilities, this growth was more than offset by the goodwill impairment charge.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

As discussed more fully in “Revenues,” our consolidated revenues decreased by $14.4 million, or 3.0%, to $473.9 million for the year ended December 31, 2010 from $488.4 million for the year ended December 31, 2009 as our business continued to shift to unconsolidated affiliates, whose revenues increased 13% but are not included in our consolidated revenues. The number of facilities we account for under the equity method increased by 21 from December 31, 2009 to December 31, 2010; the number of facilities we consolidate decreased by two during this period.

Equity in earnings of unconsolidated affiliates increased by $8.1 million, or 13.2%, to $69.9 million for the year ended December 31, 2010 from $61.8 million for the year ended December 31, 2009. Excluding an impairment charge we recorded on an equity method investment during 2010 of $3.7 million, our equity in earnings increased 19%, driven by the growth in revenues of our unconsolidated affiliates.

Operating income increased 9% year-over-year and was significantly impacted by several items described in “Executive Summary,” the most significant of which were losses on deconsolidations, disposals, and impairments, which decreased $22.8 million to $6.4 million for the year ended December 31, 2010 from $29.2 million for the year ended December 31, 2009. During 2010, we recorded impairment charges of $5.9 million on six indefinite lived management contracts. These impairment charges were partially offset by a net gain on the sale or deconsolidation of various facilities of approximately $1.7 million. In 2009, we recorded approximately $21.4 million in losses on the sale or deconsolidation of various facilities, impairment charges totaling $5.7 million related to three management contracts and $2.1 million of termination fees related to two acquisitions we made in 2007. We elected not to purchase additional ownership in these facilities and expensed the termination fee. Operating expenses, like our revenues, were also reduced due to deconsolidations. This was the primary factor in the $1.9 million, or 7.9%, decrease in depreciation and amortization to $22.5 million for the year ended December 31, 2010 from $24.4 million for the year ended December 31, 2009.

Provision for income taxes was an income tax expense of $29.3 million for the year ended December 31, 2010 as compared to a $5.5 million benefit for the year ended December 31, 2009. The benefit in 2009 was primarily the result of our reversing the valuation allowance ($31.2 million) against a majority of our U.S. deferred tax assets. During the third quarter of 2009, we determined it was more likely than not that we would generate taxable income to recover these assets in future periods. Our effective tax rate for the year ended December 31, 2010 was approximately 43%. Our effective tax rate, excluding the benefit of reversing the deferred tax asset allowance, was approximately 53% for the year ended December 31, 2009.

Total earnings from discontinued operations was $2.7 million for the year ended December 31, 2010 as compared to $15.4 million for the year ended December 31, 2009. On April 3, 2012, we spun-off our U.K. subsidiary to the equity holders of our Parent. As a result, the historical results of our U.K operations are now classified as discontinued operations. The $2.7 million represents earnings from discontinued operations of $9.5 million and a loss on disposal of discontinued operations of $6.8 million. We sold two entities in 2010 and designated two others as held for sale. Because these entities are classified as discontinued operations, our consolidated statements of operations and the year over year comparisons reflect the historical results of their operations in discontinued operations for all periods presented. The earnings from discontinued operations of $15.4 million in 2009 are primarily related to our former U.K. operations.

Net income was $102.7 million for the year ended December 31, 2010 as compared to $133.4 million for the year ended December 31, 2009. While our surgical facilities earned more in 2010 than 2009, the factors described above, such as the 2009 tax benefit and 2010 loss on discontinued operations, resulted in our net income decreasing compared to 2009.

Net income attributable to noncontrolling interests decreased $3.2 million, or 5.0%, to $60.6 million for the year ended December 31, 2010 from $63.7 million for the year ended December 31, 2009, as a result of more of our profits coming from unconsolidated affiliates and less from consolidated subsidiaries, as discussed above.

Liquidity and Capital Resources

	Six Months Ended June 30,		Years Ended December 31,
	2012	2011	2011	2010	2009
Net cash provided by operating activities	$75,320	$63,505	$164,667	$148,318	$162,019
Net cash used in investing activities	(36,809)	(6,454)	(93,555)	(51,502)	(73,534)
Net cash used in financing activities	(88,557)	(54,005)	(64,208)	(67,917)	(104,908)
Net cash (used in) provided by discontinued operations	46,781	(1,584)	(25,335)	(3,536)	1,878

Overview

At June 30, 2012, we had cash and cash equivalents totaling $38.6 million. At December 31, 2011, we had cash and cash equivalents totaling $41.8 million, as compared to $60.3 million at December 31, 2010. A more detailed discussion of changes in our liquidity follows.

Operating Activities

Cash Flows

Our cash flows from operating activities were $164.7 million, $148.3 million, and $162.0 million in the years ended December 31, 2011, 2010, and 2009, respectively. Operating cash flows in 2011 increased $16.3 million, or 11.0%, as compared to 2010 primarily as a result of the higher operating cash flows of our facilities being partially offset by our making $11.4 million of federal tax payments during 2011 that related to the 2010 tax year. Operating cash flows in 2010 were lower than 2009 by $13.7 million, or 8.5%, primarily due to us utilizing U.S. net operating loss carryforwards to settle the bulk of our U.S. federal tax liability in 2009.

During the six months ended June 30, 2012, we generated $75.3 million of cash flows from operating activities as compared to $63.5 million during the six months ended June 30, 2011. Cash flows from operating activities increased $11.8 million, or 18.6%, from the prior year period, primarily as a result of higher federal income tax payments in the first quarter of 2011, which was caused by the taxable gain on our disposal of a subsidiary on the last day of 2010. In addition, our earnings increased in 2012.

A significant element of our cash flows from operating activities is the collection of patient receivables and the timing of payments to our vendors and service providers. Collections efforts for patient receivables are conducted primarily by our personnel at each facility or in centralized service centers for some metropolitan areas with multiple facilities. These collection efforts are facilitated by our patient accounting system, which prompts individual account follow-up through a series of phone calls and/or collection letters written 30 days after a procedure is billed and at 30 day intervals thereafter. Bad debt reserves are established in increasing percentages by aging category based on historical collection experience. Generally, the entire amount of all accounts remaining uncollected 180 days after the date of service are written off as bad debt and sent to an outside collection agency. Net amounts received from collection agencies are recorded as recoveries of bad debts. Our operating cash flows, including changes in accounts payable and other current liabilities, are impacted by the timing of payments to our vendors. We typically pay our vendors and service providers in accordance with invoice terms and conditions, and take advantage of invoice discounts when available. In 2012, 2011, 2010 and 2009, we did not make any significant changes to our payment timing to our vendors.

Our net working capital deficit was $121.9 million at December 31, 2011 as compared to a net working capital deficit of $100.2 million in 2010. Our net working capital deficit was $112.5 million at June 30, 2012. The overall negative working capital position at December 31, 2011, December 31, 2010 and June 30, 2012 is primarily the result of $139.6 million, $116.1 million and $144.2 million, respectively, in due to affiliates associated with our cash management system being employed for our unconsolidated facilities. We hold our unconsolidated facilities’ cash until these amounts are distributed to our partners, typically on a monthly or quarterly basis. As discussed below, we have sufficient availability under our new credit facility, together with our operating cash flows, to service our obligations.

Investing Activities

During the years ended December 31, 2011, 2010 and 2009, respectively, our net cash used for investing activities was $93.6 million, $51.5 million and $73.5 million, respectively. During the six months ended June 30, 2012, our net cash used for investing activities was $36.8 million. The majority of the cash used in our investing activities relates to our purchases of businesses, incremental investment in unconsolidated affiliates and purchases of property and equipment. The cash used in investing activities was funded primarily from cash on hand as well as draws upon the revolving feature of our senior secured credit facility.

Acquisitions and Sales

During the year ended December 31, 2011 and six months ended June 30, 2012, we invested $103.4 million and $24.1 million, net of cash acquired, respectively, for the purchase and sales of businesses and investments in unconsolidated affiliates. These 2011 and 2012 transactions are described earlier in this “Management’s Discussion and Analysis of Financial Condition and Results from Operations” under the captions “Acquisitions, Equity Investments and Development Projects” and “Discontinued Operations and Other Dispositions.” These transactions are summarized below:

Effective Date	Facility Location	Amount
Investments
December 2011	Sheffield, England(1)	$23.1 million
December 2011	Edinburgh, Scotland(1)	2.0 million
December 2011	San Diego, California	3.3 million
December 2011	Hackensack, New Jersey	23.7 million
September 2011	Various (Titan and Titan buy-ups)	57.7 million
March 2011	Plano, Texas	1.9 million
March 2011	Oklahoma City, Oklahoma	1.2 million
January 2011	Dallas, Texas	1.3 million
January 2011	Rancho Mirage, California	0.5 million
Various	Various	4.2 million

118.9 million

Sales
December 2011	Caldwell, Idaho	1.0 million
September 2011	Cleveland, Ohio	1.2 million
August 2011	Dallas, Texas	1.6 million
June 2011	Lawton, Oklahoma	1.7 million
May 2011	Flint, Michigan	1.1 million
May 2011	Fort Worth, Texas	0.7 million
April 2011	Richmond, Virginia	0.6 million
February 2011	Templeton, California	0.4 million
February 2011	Houston, Texas	1.5 million

Various	Various	5.7 million

15.5 million

Total		$103.4 million

(1)	Classified as cash flows used in discontinued operations

Effective Date	Facility Location	Amount
Investments
June 2012	Cherry Hill, New Jersey	$17.1 million
March 2012	Chandler, Arizona	3.0 million
February 2012	Midland, Texas	0.8 million
Various	Various	4.8 million

25.7 million
Sales
Various	Various	1.6 million

Total		$24.1 million

During the years 2010 and 2009, we invested $33.3 million and $59.5 million, respectively (all net of cash acquired) to make similar acquisitions. These transactions are summarized in this “Management’s Discussion and Analysis of Financial Condition and Results from Operations” under the caption “Acquisitions, Equity Investments and Development Projects.”

As part of our business strategy, we have made, and expect to continue to make, selective acquisitions in existing markets to leverage our existing knowledge of these markets and to improve operating efficiencies. Additionally, we may also make acquisitions in new markets. In making such acquisitions, we may use available cash on hand or draw upon our revolving credit facility as discussed below.

Property and Equipment/Facilities Under Development

During the year ended December 31, 2011, we added $15.2 million in property and equipment, which excludes $17.0 million of property and equipment acquired under capital lease arrangements. Approximately $19.0 million of the property and equipment purchases related to expansion and development projects, and the remaining $13.2 million primarily represents purchase of equipment at existing facilities. During the year ended December 31, 2010, approximately $8.7 million of the property and equipment purchases related to expansion and development projects, and the remaining $11.0 million primarily represents purchase of equipment at existing facilities. We added $17.3 million of property and equipment in the year 2009, of which $11.1 million related to expansion and development projects and the remaining $6.2 million related to purchases at existing facilities.

During the six months ended June 30, 2012, we used $8.9 million for purchases of property and equipment, which excludes $8.5 million of property and equipment acquired under capital lease arrangements. Approximately $11.3 million of property and equipment purchases were related to ongoing development projects, including expanding existing facilities and the remaining $6.1 million represented purchases of equipment at existing facilities.

At June 30, 2012, we and our affiliates had one surgical facility under construction. Costs to develop a short-stay surgical facility, which include construction, equipment and initial operating losses, vary depending on the range of specialties that will be undertaken at the facility. Development costs are typically funded with approximately 50% debt at the entity level with the remainder provided as equity from the owners of the entity. Additionally, as this facility becomes operational, it will have obligations associated with debt and capital lease arrangements.

Generally, we estimate that we will add 15 to 20 facilities per year through a combination of acquisition and de novo projects. This strategy will continue to require substantial capital resources, which for this number of facilities we would estimate to range from $80.0 million to $110.0 million per year over the next three years. If we identify strategic acquisition opportunities that are larger than usual for us, then these amounts could increase greatly.

Other than the specific transactions described above, our acquisition and development activities primarily include the development of new facilities, buyups of additional ownership in facilities we already operate, and acquisitions of additional facilities. In addition, the operations of our existing surgical facilities will require ongoing capital expenditures. The amount and timing of these purchases and related cash outflows in future periods is difficult to predict and is dependent on a number of factors including hiring of employees, the rate of change in technology/equipment used in our business and our business outlook.

Financing Activities

Cash flows used in financing activities were $64.2 million, $67.9 million and $104.9 million in the years ended December 31, 2011, 2010 and 2009, respectively. Historically, our cash flows from financing activities have been received through proceeds from long-term debt, offset by payments on long-term debt, as well as proceeds received from the issuance of our common stock. We also manage the cash of our unconsolidated affiliates. Cash distributions to noncontrolling interests (the other investors in the facilities we operate) are also a large component of our financing activities and were $67.8 million, $59.0 million and $63.6 million in the years ended December 31, 2011, 2010 and 2009, respectively.

Net cash used in financing activities for the six months ended June 30, 2012 totaled $88.6 million and resulted primarily from net proceeds on long-term debt of $257.6 million due to our debt refinancing on April 3, 2012, distributions to noncontrolling interest holders of $39.8 million and a net increase in cash held on behalf of noncontrolling interests of $4.8 million. In addition, on April 3, 2012, a cash dividend was paid by us in the amount of approximately $314.5 million to our Parent’s equity holders.

On April 3, 2012, as further discussed below in “Debt Refinancing, Spin-off of U.K. Subsidiary and Payment of Dividend,” we amended our senior secured credit facility, issued the outstanding notes, redeemed all validly tendered 2017 notes pursuant to a tender offer and consent solicitation, deposited funds with the trustee to redeem the remaining 2017 notes, and distributed the stock of our U.K. subsidiary to our Parent’s equity holders. We no longer have any economic interest in the business operated in the U.K. other than certain amounts due to us pursuant to a services agreement, as described herein under “The Transactions—U.K. Spin-off”.

We intend to fund our ongoing capital and working capital requirements through a combination of cash flows from operations and borrowings under our new $125.0 million revolving credit facility. We believe that funds generated by operations and funds available under the revolving credit facility will be sufficient to meet working capital requirements over at least the next 12 months. However, in the future, we may have to incur additional debt or issue additional debt or equity securities from time to time. We may be unable to obtain sufficient financing on satisfactory terms or at all.

Following is a description of our debt as it existed at December 31, 2011, followed by a description of the debt after the April 3, 2012 financing transactions.

Senior secured credit facility at December 31, 2011

At December 31, 2011, we had $519.2 million of debt outstanding under the credit facility at a weighted average interest rate of approximately 2.3%. At December 31, 2011, we had $67.4 million available for borrowing under the revolving credit facility, representing the facility’s $85.0 million capacity, net of the outstanding balance of $16.0 million and $1.6 million of outstanding letters of credit. The term loans under the credit facility required principal payments in the amount of $5.1 million per annum in equal quarterly installments with the remaining balance maturing in 2014. No principal payments were required on the revolving credit facility until its maturity in 2013. Interest rates on the credit facility were based on LIBOR plus a margin of 2.00% to 2.25%. Additionally, we paid quarterly commitment fees of 0.50% per annum on the daily-unused commitment of the revolving credit facility. We also paid a quarterly participation fee of 2.13% per annum related to outstanding letters of credit.

The credit facility was guaranteed by USPI Holdings, Inc. and its current and future direct and indirect wholly-owned domestic subsidiaries, subject to certain exceptions, and borrowings under the credit facility were secured by a first priority security interest in all real and personal property of these subsidiaries, as well as a first priority pledge of our capital stock, the capital stock of each of our wholly owned domestic subsidiaries and 65% of the capital stock of certain of our wholly-owned foreign subsidiaries. Additionally, the credit facility contained various restrictive covenants, including financial covenants that limited our ability and the ability of our subsidiaries to borrow money or guarantee other indebtedness, grant liens, make investments, sell assets, pay dividends, enter into sale-leaseback transactions or issue and sell capital stock. We believe we were in compliance with these covenants as of December 31, 2011.

Senior subordinated notes at December 31, 2011

In April 2007, we issued $240.0 million of 8 7/8% senior subordinated notes and $200.0 million of 9 1/4%/10% senior subordinated toggle notes, all due in 2017. Interest on the 2017 notes was payable on May 1 and November 1 of each year, which commenced on November 1, 2007. At December 31, 2011, we had $437.5 million of 2017 notes outstanding. The 2017 notes were unsecured senior subordinated obligations of our company; however, the 2017 notes were guaranteed by all of our current and future direct and indirect wholly-owned domestic subsidiaries. Additionally, the 2017 notes contained various restrictive covenants, including financial covenants that limit our ability and the ability of our subsidiaries to borrow money or guarantee other indebtedness, grant liens, make investments, sell assets, pay dividends, enter into sale-leaseback transactions or issue and sell capital stock. We believe we were in compliance with these covenants as of December 31, 2011.

United Kingdom borrowings at December 31, 2011

At December 31, 2011, we had £32.7 million ($50.9 million) outstanding under the U.K. credit facility, including £4.0 million ($6.2 million) on the revolving credit facility at a weighted average interest rate of approximately 2.7%. Interest on the borrowings was based on a three-month or six-month LIBOR, or other rate as the bank may agree, plus a margin of 1.25% to 1.50%. Quarterly principal payments were required on the Term Loan A under the existing U.K. credit facility, which began in June 2007, and approximated $4.8 million in the first and second year, $6.4 million in the third and fourth year; $8.0 million in the fifth year, with the remainder due in the April 2013. The Term Loan B portion of the existing U.K. credit facility did not require any principal payments prior to maturity in 2013. The Term Loan C required quarterly principal payments of approximately £0.1 million ($0.2 million), which began in June 2008 and continuing through its maturity in February 2013 when the final payment of £0.5 million ($0.8 million) was to be due. No principal payments were due on the revolving credit facility until its maturity in February 2013. In September 2011, we added a £10.0 million revolving credit facility to assist in funding the expansion of Holly House hospital. Under the renewal, we were required to pay a commitment fee of 0.5% per annum on the unused portion of the overdraft facility and 1.10% per annum on the unused revolving credit facility each quarter.

The borrowings were guaranteed by certain of our subsidiaries in the United Kingdom with a security interest in various assets, and a pledge of the capital stock of the U.K. borrowers and the capital stock of certain guarantor subsidiaries. The agreement governing the borrowings contains various restrictive covenants, including financial covenants that limit our ability and the ability of certain U.K. subsidiaries to borrow money or guarantee other indebtedness, grant liens on our assets, make investments, use assets as security in other transactions, pay dividends, enter into leases or sell assets or capital stock. We believe we were in compliance with these covenants as of December 31, 2011.

We also had the ability to borrow under a capital asset finance facility in the U.K. of up to £2.5 million ($4.0 million). We borrowed against the facility in June of 2010 and November of 2010 and had £1.1 million ($1.7 million) and £1.0 million ($1.6 million) outstanding at December 31, 2011. The terms of the borrowings required monthly principal and interest payments over 48 months. We pledged capital assets as collateral against these borrowings.

Dividend Payment

On December 1, 2009, our board of directors declared and we paid a special cash dividend in the amount of $88.6 million on our common stock. The proceeds of the dividend were used by USPI Holdings, Inc., our sole stockholder, to pay a special cash dividend on its common stock. In turn, the proceeds were used by USPI Group Holdings, Inc., the sole stockholder of USPI Holdings, Inc., to pay a dividend to its equity holders.

Purchases and Sales of Noncontrolling Interests

During 2011, 2010 and 2009, we purchased and sold a net of $0.5 million, $0.7 million and $2.0 million of noncontrolling interests. During the six months ended June 30, 2012, we sold a net of $3.4 million of noncontrolling interests. Transactions with noncontrolling interests in which we do not lose control of an entity are classified as financing activities. These transactions represent equity transactions because they are between us (or our subsidiaries) and noncontrolling interests.

Contractual Cash Obligations

Our contractual cash obligations as of December 31, 2011 are summarized as follows:

	Payments Due by Period
Contractual Cash Obligations[1]	Total	Within 1 Year	Years 2 and 3	Years 4 and 5	Beyond 5 Years
	(In thousands)
Long term debt obligations:
Senior secured credit facility[2]	$519,180	$5,265	$513,915	$—	$—
Senior subordinated notes, due 2017[2]	240,000	—	—	—	240,000
Senior subordinated toggle notes, due 2017[2]	197,515	—	—	—	197,515
U.K. credit facility[2]	50,864	10,392	40,472	—	—
Other debt at operating subsidiaries[2]	30,185	5,683	11,618	7,315	5,569
Interest on long-term debt obligations[3]	245,512	52,849	95,617	79,984	17,062
Capitalized lease obligations[4]	51,264	6,962	11,052	7,305	25,945
Operating lease obligations	79,481	14,724	23,449	16,566	24,742

Total contractual cash obligations	$1,414,001	$95,875	$696,123	$111,170	$510,833

(1)

Amounts shown do not contemplate the future contractual cash obligations as a result of the amendment of our senior secured credit facility, redemption of 2017 notes, issuance of the outstanding notes and the spin-off of our U.K. subsidiary on April 3, 2012. Our contractual cash obligations subsequent to the financing transactions are described below in “Debt Refinancing, Spin-off of U.K. Subsidiary and Payment of Dividend.”

(2)	Scheduled principal payments.
(3)

Represents interest due on long-term debt obligations. For variable rate debt, the interest is calculated using the December 31, 2011 rates applicable to each debt instrument and also gives effect to the interest rate swap designated in a cash flow hedging relationship against a portion of the U.K. credit facility.

(4)	Includes principal and interest.

Debt at Operating Subsidiaries

Our operating subsidiaries, many of which have noncontrolling investors who share in the cash flow of these entities, have debt consisting primarily of capitalized lease obligations. This debt is generally non-recourse to USPI, the parent company, and is generally secured by the assets of those operating entities. The total amount of these obligations, which was approximately $56.9 million at December 31, 2011 and approximately $64.2 million at June 30, 2012, is included in our consolidated balance sheet because the borrower or obligated entity meets the requirements for consolidated financial reporting. Our average percentage ownership of these consolidated subsidiaries, weighted based on the individual subsidiary’s amount of debt and capitalized lease obligations, was 51% at December 31, 2011 and 45% at June 30, 2012.

Off Balance Sheet Arrangements

As a result of our strategy of partnering with physicians and not-for-profit health systems, we do not own controlling interests in the majority of our facilities. At June 30, 2012, we account for 143 of our 202 surgical facilities under the equity method. Similar to our consolidated facilities, our unconsolidated facilities have debts, including capitalized lease obligations, that are generally non-recourse to USPI. With respect to our unconsolidated facilities, these debts are not included in our consolidated financial statements. At December 31, 2011 and June 30, 2012, the total debt on the balance sheets of our unconsolidated affiliates was $440.6 million and $427.8 million, respectively. Our average percentage ownership, weighted based on the individual affiliate’s amount of debt, of these unconsolidated affiliates was approximately 26% and 27% at December 31, 2011 and June 30, 2012, respectively.

USPI or one of its wholly owned subsidiaries had collectively guaranteed $42.8 million of the $440.6 million in total debt of our unconsolidated affiliates as of December 31, 2011 and $37.0 million of the $427.8 million in total debt of our unconsolidated affiliates as of June 30, 2012. In addition, our unconsolidated affiliates have obligations under operating leases, of which USPI or a wholly owned subsidiary had guaranteed $12.5 million and $13.2 million as of December 31, 2011 and June 30, 2012, respectively. At December 31, 2011, of the total $55.3 million of guarantees related to unconsolidated affiliates, approximately $8.7 million represents guarantees of obligations of four facilities which have been sold. We have full recourse to the buyers with respect to the $8.7 million related to the sold facilities. Of the total $50.2 million of guarantees related to unconsolidated affiliates as of June 30, 2012, approximately $8.3 million represents guarantees of obligations of four facilities which have been sold. We have full recourse to the buyers with respect to the $8.3 million related to the sold facilities.

Some of the facilities we are currently developing will be accounted for under the equity method. As these facilities become operational, they will have debt and lease obligations.

Debt Refinancing, Spin-off of U.K. Subsidiary and Payment of Dividend

On April 3, 2012, we used the net proceeds from the outstanding notes sold, together with borrowings under our amended senior secured credit facility of approximately $375.0 million to:

•	repurchase, redeem or discharge all 8 7/8% senior subordinated notes due May 1, 2017;

•	repurchase, redeem or discharge all 9 1/4%/10% senior subordinated toggle notes due May 1, 2017;

•	repay approximately $61.0 million of the balances then-outstanding under our senior secured credit facility, which was subsequently amended, as described below;

•	make a dividend payment of approximately $314.5 million to our Parent’s equity holders (including to its U.S. option holders); and

•	pay fees and expenses related thereto.

Substantially concurrent with the consummation of the notes offering, we distributed the stock of our subsidiary in the United Kingdom to our Parent’s equity holders in order to separate our domestic and U.K. businesses. The U.K. business is now a stand-alone company and we have no further economic interest in the business operated in the U.K. other than certain amounts due to us pursuant to a services agreement, as described under “The Transactions—U.K. Spin-off”.

In connection with the sale of the outstanding notes, we amended our senior secured credit facility in order to, among other things, extend the maturity of a portion of the existing term loan facility, add a new tranche of term loans and refinance the existing revolving credit facility. The amended credit facility provides an additional term loan and modifies the terms of our current outstanding term loan. The amended credit facility provides borrowings up to $956.8 million, consisting of $144.4 million in non-extended term loans maturing in April 2014; $312.4 million in extended term loans maturing in April 2017; $375.0 million in a new term loan maturing in April 2019; and $125.0 million under the new revolving facility maturing in April 2017. In conjunction with the amendment to the credit facility, we repaid $16.0 million that was outstanding on our existing revolver and also repaid $45.0 million of our existing term loan. The non-extended, extended and new term loans each require quarterly principal payments of 0.25% of the outstanding balance as of April 3, 2012 with the remaining balances due in 2014 for the non-extended term loans, in 2017 for the extended term loans and in 2019 for the new term loan. No principal payments are required on the revolving credit facility until its maturity in 2017. Interest rates on the amended credit facility are based on the prime rate or LIBOR plus a margin of 1.00% to 4.75%. Additionally, we pay 0.50% per annum on the daily-unused commitment of the new revolving credit facility. We also pay a quarterly participation fee of 2.13% per annum related to outstanding letters of credit.

At June 30, 2012, we had $830.1 million outstanding under the amended credit facility at a weighted average interest rate of approximately 5.1%. At June 30, 2012, we had $123.4 million available for borrowing under the revolving credit facility, representing the revolving facility’s $125.0 million capacity, net of $1.6 million of outstanding letters of credit.

The amended credit facility is guaranteed by USPI Holdings, Inc. and its current and future directly and indirectly wholly-owned domestic subsidiaries, subject to certain exceptions, and borrowings under the credit facility are secured by a first priority security interest in all real and personal property of these subsidiaries, as well as a first priority pledge of our capital stock and the capital stock of each of our wholly owned domestic subsidiaries. Additionally, the credit facility contains various restrictive covenants, including financial covenants that limit our ability and the ability of our subsidiaries to borrow money or guarantee other indebtedness, grant liens, make investments, sell assets, pay dividends, enter into sale-leaseback transactions or issue and sell capital stock. We believe we were in compliance with these covenants at June 30, 2012.

On May 1, 2012, we completed the redemption of all of the remaining $240.0 million of our 8 7/8% senior subordinated notes and $200.0 million of our 9 1/4%/10% senior subordinated toggle notes, which was funded by our issuance of $440.0 million of the outstanding notes. Interest on the outstanding notes is payable on April 1 and October 1 of each year, and commences on October 1, 2012. On June 30, 2012, we had outstanding $440.0 million of the outstanding notes. The outstanding notes are unsecured senior obligations of our company; however, the outstanding notes are guaranteed by all of our current and future direct and indirect wholly-owned domestic subsidiaries. Additionally, the outstanding notes contain various restrictive covenants, including financial covenants that limit our ability and the ability of our subsidiaries to borrow money or guarantee other indebtedness, grant liens, make investments, sells assets, pay dividends, enter into sale-leaseback transactions or issue and sell capital stock. We believe we were in compliance with these covenants at June 30, 2012.

Our contractual cash obligations as of June 30, 2012 are summarized as follows:

	Payments Due by Period
Contractual Cash Obligations	Total	Within 1 Year	Years 2 and 3	Years 4 and 5	Beyond 5 Years
	(In thousands)
Long-term debt obligations:
Amended senior secured credit facility—new term loan(1)	$374,063	$3,750	$7,500	$7,500	$355,313
Amended senior secured credit facility—non-extended term loan(1)	144,428	1,444	142,984	—	—
Amended senior secured credit facility—extended term loan(1)	311,655	3,124	6,249	302,282	—
Senior unsecured notes(1)	440,000	—	—	—	440,000
Other debt at operating subsidiaries(1)	37,677	7,070	9,667	6,029	14,911
Interest on long-term debt obligations(2)	549,614	84,029	161,404	153,297	150,884
Capitalized lease obligations(3)	45,711	5,181	9,163	7,027	24,340
Operating lease obligations	76,935	14,109	23,186	16,953	22,687

Total contractual cash obligations	$1,980,083	$118,707	$360,153	$493,088	$1,008,135

(1)	Scheduled principal payments
(2)	Represents interest due on long-term debt obligations. For variable rate debt, the interest is calculated using the June 30, 2012 rates applicable to each debt instrument.
(3)	Includes principal and interest.

Related Party Transactions

Included in general and administrative expenses are management fees payable to an affiliate of Welsh Carson, which holds a controlling interest in our company, in the amount of $2.0 million for the years ended December 31, 2011, 2010 and 2009 and $1.0 million for the six months ended June 30, 2012 and 2011. Such amounts accrue at an annual rate of $2.0 million. We pay $1.0 million in cash per year with the unpaid balance due and payable upon a change in control. At December 31, 2011 and June 30, 2012, we had approximately $5.5 million and approximately $5.4 million, respectively, accrued related to such management fee, which is included in other long-term liabilities in the accompanying consolidated balance sheets.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows due to adverse changes in interest rates and other relevant market risks. Our primary market risk is a change in interest rates associated with variable-rate borrowings. Historically, we have not held or issued derivative financial instruments other than the use of variable-to-fixed interest rate swaps for portions of our borrowings under credit facilities with commercial lenders as required by credit agreements. We do not use derivative instruments for speculative purposes. The interest rate swaps serve to stabilize our cash flow and expense but ultimately may cost more or less in interest than if we had carried all of our debt at a variable rate over the swap term.

Our financing arrangements with many commercial lenders are based on the spread over Prime or LIBOR. At June 30, 2012, $477.7 million of our outstanding debt was in fixed rate instruments and the remaining $830.1 million was in variable rate instruments. Accordingly, a hypothetical 100 basis point increase in market interest rates would result in additional annual expense of approximately $8.3 million.

Until April 3, 2012, our United Kingdom revenues were a significant portion of our total revenues. As discussed previously, on April 3, 2012, we distributed the stock of our U.K. subsidiary to our Parent’s equity holders. We were exposed to risks associated with operating internationally, including foreign currency exchange risk and taxes and regulatory changes. Our United Kingdom facilities operated in a natural hedge to a large extent because both expenses and revenues were denominated in the local currency. Additionally, our borrowings in the United Kingdom were denominated in the local currency. Historically, the cash generated from our operations in the United Kingdom was utilized within that country to finance development and acquisition activity as well as for repayment of debt denominated in the local currency. Accordingly, we have not generally utilized financial instruments to hedge our foreign currency exchange risk, except as described below.

In December 2011, one of our U.S. subsidiaries loaned our former U.K. subsidiary £15.0 million to fund the purchase of a hospital in Sheffield, England. In order to protect us against foreign currency fluctuations, in January 2012, we entered into a forward contract with a bank to lock in the receipt of $21.5 million when the loan was due on May 31, 2012. In conjunction with the spin-off noted above, our U.K. subsidiary fully repaid the £15.0 million loan on April 3, 2012. As a result, we settled the forward contract on April 4, 2012 which resulted in a payment to the bank for approximately $0.9 million.

BUSINESS

General

We own and manage short stay surgical facilities including surgery centers and hospitals. We focus on providing high quality surgical facilities that meet the needs of patients, physicians and payors better than hospital-based and other outpatient surgical facilities. We believe that our facilities (1) enhance the quality of care and the healthcare experience of patients, (2) offer a strategic approach for physicians that provides significant administrative, clinical and economic benefits to physicians, (3) offer a strategic approach for our health system partners to expand capacity and access within the markets they serve, and (4) offer an efficient and low cost alternative for payors. We acquire and develop our facilities through the formation of strategic relationships with physicians and not-for-profit healthcare systems to better access and serve the communities in our markets. Our operating model is efficient and scalable, and we have adapted it to each of our markets. We believe that our acquisition and development strategy and operating model enable us to continue to grow by taking advantage of highly-fragmented markets and an increasing demand for short stay surgery.

Since physicians are critical to the direction of healthcare, we have developed our operating model to encourage physicians to affiliate with us and to use our facilities as an extension of their practices. We believe we attract physicians because we design our facilities, structure our strategic relationships and adopt staffing, scheduling and clinical systems and protocols with the goal of increasing physician productivity. We believe that our focus on physician satisfaction, combined with providing safe, high quality healthcare in a friendly and convenient environment for patients, will continue to increase the number of procedures performed at our facilities each year.

As of June 30, 2012 we operated 202 facilities. Of the 202 facilities, 140 are jointly owned with major not-for-profit healthcare systems. Due in large part to our partnerships with physicians and not-for-profit healthcare systems, we do not consolidate the financial results of 143 of our 202 facilities in which we have ownership, meaning that while we record a share of their net profit within our operating income, we do not include their revenues and expenses in the consolidated revenue and expense line items of our consolidated financial statements.

The information in this section “Business,” like the information in this prospectus other than the historical consolidated financial statements and the “Management’s Discussion and Analysis of Financial Condition and Results from Operations,” gives effect to the U.K. spin-off. Our consolidated revenues increased from $473.9 million in 2010 to $499.2 million in 2011. In addition to our consolidated revenues, we also review an internal operating measure called systemwide revenue growth, which includes both consolidated and unconsolidated facilities. Our systemwide revenues grew 13% during 2011. While revenues of our unconsolidated facilities are not recorded as revenues by USPI, we believe the information is important in understanding our financial performance because these revenues are the basis for calculating our management services revenues and, together with the expenses of our unconsolidated facilities, are the basis for our equity in earnings of unconsolidated affiliates. In addition, we disclose growth rates and operating margins for the facilities that were operational in both the current and prior year periods, a group we refer to as same store facilities.

Industry Overview

We believe many physicians prefer surgery centers and surgical hospitals over general acute care hospitals. We believe that this is due to the non-emergency nature of the procedures performed at our facilities, which allows physicians to schedule their time more efficiently and therefore increase the number of surgeries they can perform in a given amount of time. In addition, outpatient facilities usually provide physicians with greater scheduling flexibility, more consistent nurse staffing and faster turnaround time between cases. While surgery centers and surgical hospitals generally perform scheduled surgeries, acute care hospitals generally provide a broad range of services, including high priority and emergency procedures. Medical emergencies often demand the unplanned use of operating rooms and result in the postponement or delay of scheduled surgeries, disrupting physicians’ practices and inconveniencing patients. Surgery centers and surgical hospitals are designed to improve physician work environments and improve physician efficiency. In addition, many physicians choose to perform surgery in facilities like ours because their patients prefer the comfort of a less institutional atmosphere and the convenience of simplified admissions and discharge procedures.

New surgical techniques and technology, as well as advances in anesthesia, have significantly expanded the types of surgical procedures that are being performed in surgery centers and have helped drive the growth in outpatient surgery. Lasers, arthroscopy, enhanced endoscopic techniques and fiber optics have reduced the trauma and recovery time associated with many surgical procedures. Improved anesthesia has shortened recovery time by minimizing post-operative side effects such as nausea and drowsiness, thereby avoiding the need for overnight hospitalization in many cases. In addition, some states in the United States permit surgery centers to keep a patient for up to 23 hours. This allows more complex surgeries, previously only performed in an inpatient setting, to be performed in a surgery center.

In addition to these technological and other clinical advancements, a changing payor environment has contributed to the growth of outpatient surgery relative to all surgery performed. Government programs, private insurance companies, managed care organizations and self-insured employers have implemented cost containment measures to limit increases in healthcare expenditures, including procedure reimbursement. These cost containment measures have contributed to the significant shift in the delivery of healthcare services away from traditional inpatient hospitals to more cost-effective alternate sites, including surgery centers. We believe that surgery performed at a surgery center is generally less expensive than hospital-based outpatient surgery because of lower facility development costs, more efficient staffing and space utilization and a specialized operating environment focused on quality of care and cost containment.

Today, large healthcare systems in the United States generally offer both inpatient and outpatient surgery on site. In addition, a number of not-for-profit healthcare systems have begun to expand their portfolios of facilities and services by entering into strategic relationships with specialty operators of surgery centers in order to expand capacity and access in the markets they serve. These strategic relationships enable not-for-profit healthcare systems to offer patients, physicians and payors the cost advantages, convenience and other benefits of outpatient surgery in a freestanding facility. Further, these relationships allow the not-for-profit healthcare systems to focus their attention and resources on their core business without the challenge of acquiring, developing and operating these facilities.

Our Competitive Strengths

We believe that we are distinguished by the following competitive strengths:

Preferred strategic relationships for development of short stay surgical facilities with large, not-for-profit healthcare systems

Our key strength is our strategic relationships with not-for-profit healthcare systems. We believe that many not-for-profit healthcare systems prefer to enter into strategic relationships with us because they can benefit from our operating expertise and create a new cash flow opportunity. We believe these relationships allow not-for-profit healthcare systems to attract and retain physicians and improve their hospital operations by focusing on their core businesses. Strategic relationships with these healthcare systems help us to more quickly develop relationships with physicians, communities and payors. Generally, the not-for-profit healthcare systems have strong local market positions and excellent reputations that we leverage when branding our facilities.

Favorable procedure and payor mix

We operate multi-specialty short stay surgical facilities that have the ability to perform a number of different procedures. We believe this diversification of specialties helps to insulate us from negative utilization and pricing trends in any individual type of procedure and to create greater consistency in procedure volume. Orthopedics and pain management comprised approximately 56% and 55% of our revenues in the year ended December 31, 2011 and the six months ended June 30, 2012, respectively. These specialties are particularly attractive due to higher than average reimbursement for orthopedics and an increasing volume of procedures for both orthopedics and pain management driven by demographics and improving technology. We receive most of our revenues from non-governmental payors. Approximately 19% of our revenues were received from governmental payors for both the year ended December 31, 2011 and six months ended June 30, 2012. In addition, most of the procedures performed at our surgical facilities are pre-planned, non-emergency procedures for which we have automated and efficient billing procedures. As a result, our average days sales outstanding was 33 days at December 31, 2011, December 31, 2010, and June 30, 2012 and our bad debt expense attributable to net patient service revenues was approximately 2% for the six months ended June 30, 2012 and for each of the years ended December 31, 2011 and 2010.

Same store revenue growth with cost efficient operating model

Our cost efficient operating model, including our proprietary measurement and monitoring system “Every Day Giving Excellence,” or USPI’s EDGE, which we deploy in substantially all of our U.S. facilities, has resulted in improved revenue growth at our facilities that have been open for more than one year (same store facilities). We believe that our focus on improving facility-level operations resulted in our U.S. same store revenue growth of 6% and 5% for the years ended December 31, 2011 and December 31, 2010, respectively, and 6% for the six months ended June 30, 2012. We have consistently generated strong cash flows as a result of stable operating margins and our relatively low capital expenditure needs.

Favorable market trends

The short stay surgical facility industry has grown rapidly. In the United States, outpatient surgeries performed at freestanding facilities compared to hospitals increased 31 percentage points from 1990 through 2009. We are currently the second largest outpatient short stay surgical facility chain (by total number of facilities) in a highly fragmented market. We have successfully expanded by establishing ourselves as an ideal partner to both physicians and not-for-profit healthcare systems.

Proven ability to integrate acquisitions and develop new facilities

We have grown rapidly through a focused strategy of acquisitions and development of short stay surgical facilities and short stay surgical facility companies. Of the 202 facilities in which we have ownership interests as of June 30, 2012, we have acquired 149 facilities and developed 53 facilities. We are currently developing one additional facility. Our newest facility opened in March 2012 in Pittsburg, Pennsylvania. We have successfully integrated the operations of companies we have acquired.

Experienced management team

Our senior management has, on average, over 25 years of experience in the healthcare industry. Our senior management team operates as a cohesive, complementary group and has an extensive operating knowledge of our industry and the regulatory environment in which we operate.

Committed financial sponsor

Welsh, Carson, Anderson & Stowe, the private equity firm that organized our sponsor, and Donald E. Steen, our chairman, founded USPI in 1998. Welsh, Carson, Anderson & Stowe was formed in 1979 and focuses on investing in two growth industries, information and business services and healthcare, primarily in the United States. Its recent healthcare investments include Smile Brands, K2M, Solstas Lab Partners, Springstone and National Dentex.

Our Strategy

Attract and retain top quality surgeons and other physicians

Since physicians are critical to the direction of healthcare, we have developed our operating model to encourage physicians to affiliate with us and to use our facilities as an extension of their practices. We believe we attract physicians because we design our facilities, structure our strategic relationships and adopt staffing, scheduling and clinical systems and protocols to increase physician productivity and promote their professional and financial success. We believe this focus on physicians, combined with providing safe, high quality healthcare in a friendly and convenient environment for patients, will continue to increase case volumes at our facilities. In addition, we generally offer physicians the opportunity to purchase equity interests in the facilities they use as an extension of their practices. We believe this opportunity attracts quality physicians to our facilities and ownership increases the physicians’ involvement in facility operations, enhancing quality of patient care, increasing productivity and reducing costs.

Expand our presence in existing markets

One of the key elements of our business strategy is to grow selectively in markets in which we already operate facilities. We believe that selective acquisitions and development of new facilities in existing markets allow us to leverage our existing knowledge of these markets and to improve operating efficiencies. In particular, our experience has been that newly developed facilities in markets where we already have a presence and a not-for-profit hospital partner is one of the best uses of our capital.

Pursue strategic relationships with not-for-profit healthcare systems

Through strategic relationships with us, not-for-profit healthcare systems can benefit from our operating expertise and create a new cash flow opportunity with limited capital expenditures. We believe that these relationships also allow not-for-profit healthcare systems to attract and retain physicians, create new access points to support their missions or ministries, and improve their hospital operations by focusing on their core business. We also believe that strategic relationships with these healthcare systems help us to more quickly develop relationships with physicians, communities and payors. Generally, the healthcare systems with which we develop relationships have strong local market positions and excellent reputations that we use in branding our facilities. In addition, our relationships with not-for-profit healthcare systems enhance our acquisition and development efforts by (1) providing opportunities to acquire facilities the systems may own, (2) providing access to physicians already affiliated with the systems, (3) attracting additional physicians to affiliate with newly developed facilities and (4) encouraging physicians who own facilities to consider a strategic relationship with us.

Expand selectively in new markets

We may continue to enter targeted markets by acquiring and developing surgical facilities. We expect we will often undertake these activities in conjunction with a local not-for-profit healthcare system or hospital. We typically target the acquisition or development of multi-specialty centers that perform high volume, non-emergency, lower risk procedures requiring lower capital and operating costs than hospitals. In addition, we will also consider the acquisition of multi-facility companies.

In determining whether to enter a new market, we examine numerous criteria, including:

•	the potential to achieve strong increases in revenues and cash flows;

•	whether the physicians, healthcare systems and payors in the market are receptive to surgery centers and/or surgical hospitals;

•	the demographics of the market;

•	the number of surgical facilities in the market;

•	the number and nature of outpatient surgical procedures performed in the market;

•	the case mix of the facilities to be acquired or developed;

•	whether the facility is or will be well-positioned to negotiate agreements with insurers and other payors; and

•	licensing and other regulatory considerations.

Upon identifying a target facility, we conduct clinical, financial, legal and compliance, operational, technology and systems reviews of the facility and conduct interviews with the facility’s management, affiliated physicians and staff. Once we acquire or develop a facility, we focus on implementing our proprietary systems and protocols, including USPI’s EDGE, to increase case volume and improve operating efficiencies.

Enhance operating efficiencies

Once we acquire a new facility, we integrate it into our existing network by implementing a specific action plan to support the local management team, design growth strategies and incorporate the new facility into our group purchasing contracts. We also implement our systems and protocols to improve operating efficiencies and contain costs. Our most important operational tool is USPI’s EDGE. This proprietary process management and measurement system allows us to track our clinical, service and financial performance, best practices and key indicators in each of our facilities. Our goal is to use USPI’s EDGE to ensure that we provide each of the patients using our facilities with high quality healthcare, offer physicians a superior work environment and eliminate inefficiencies. Using USPI’s EDGE, we track and monitor our performance in areas such as (1) providing surgeons the equipment, supplies and surgical support they need, (2) starting cases on time, (3) minimizing turnover time between cases and (4) providing efficient case and personnel schedules. USPI’s EDGE compiles and organizes the specified information on a daily basis and is easily accessed over the Internet by our facilities on a secure basis. The information provided by USPI’s EDGE enables our medical staffs, employees, facility administrators and management to analyze trends over time and share processes and best practices among our facilities. USPI’s EDGE is now deployed in substantially all of our U.S. facilities. In addition to continuing to invest in USPI’s EDGE, we have also invested in decision support, market analysis and training tools that will allow us to better manage our facilities. We are also in the process of installing an electronic health record system in each of our 14 hospitals, and will use our experience with that system to develop an electronic health record strategy for our surgery centers.

Operations

Our operations consist primarily of our ownership and management of surgery centers. As of June 30, 2012, we had ownership interests in 188 surgery centers and 14 surgical hospitals. We also own interests in, and expect to operate, one additional surgical facility that is currently under construction, and have numerous other potential projects in various stages of consideration, which may result in our adding additional facilities during 2012. The facility under construction includes a not-for-profit hospital partner. Approximately 8,800 physicians have privileges to use our facilities. Our surgery centers are licensed outpatient surgery centers and our surgical hospitals are licensed as hospitals. Each of our facilities is generally equipped and staffed for multiple surgical specialties and located in freestanding buildings or medical office buildings. Our average surgery center has approximately 12,000 square feet of space with three operating rooms, as well as ancillary areas for preparation, recovery, reception and administration. Our surgery center facilities range from a 2,000 square foot, one operating room facility to a 33,000 square foot, nine operating room facility. Our surgery centers are normally open weekdays from 7:00 a.m. to approximately 5:00 p.m. or until the last patient is discharged. We estimate that a surgery center with three operating rooms can accommodate up to 4,500 procedures per year. Our surgical hospitals average 60,000 square feet of space with seven operating rooms, ranging in size from 30,000 to 167,000 square feet and having from four to eleven operating rooms.

Our surgery center support staff typically consists of registered nurses, operating room technicians, an administrator who supervises the day-to-day activities of the surgery center, and a small number of office staff.

Each center also has appointed a medical director, who is responsible for supervising the quality of medical care provided at the center. Use of our surgery centers is generally limited to licensed physicians, podiatrists and oral surgeons who are also on the medical staff of a local accredited hospital. Each center maintains a peer review committee consisting of physicians who use our facilities and who review the professional credentials of physicians applying for surgical privileges.

All of our surgical facilities are accredited by either the Joint Commission on Accreditation of Healthcare Organizations or by the Accreditation Association for Ambulatory Healthcare or are in the process of applying for such accreditation. We believe that accreditation is the quality benchmark for managed care organizations. Many managed care organizations will not contract with a facility until it is accredited. We believe that our historical performance in the accreditation process reflects our commitment to providing high quality care in our surgical facilities.

Generally, our surgical facilities are limited partnerships, limited liability partnerships or limited liability companies in which ownership interests are also held by local physicians who are on the medical staff of the facilities. Our ownership interests in the facilities range from 5% to 100%, with our average ownership being approximately 28%. Our partnership and limited liability company agreements typically provide for the monthly or quarterly pro rata distribution of cash equal to net profits from operations, less amounts held in reserve for expenses and working capital. Our facilities derive their operating cash flow by collecting a fee from patients, insurance companies, or other payors in exchange for providing the facility and related services a surgeon requires in order to perform a surgical case. Our billing systems estimate revenue and generate contractual adjustments based on a fee schedule for approximately 90% of the total cases performed at our facilities. For the remaining cases, the contractual allowance is estimated based on the historical collection percentages of each facility by payor group. The historical collection percentage is updated quarterly for each facility. We estimate each patient’s financial obligation prior to the date of service. We request payment of that obligation at the time of service. Any amounts not collected at the time of service are subject to our normal collection and reserve policy. We also have a management agreement with each of the facilities under which we provide day-to-day management services for a management fee that is typically a percentage of the net revenues of the facility.

Our business depends upon the efforts and success of the physicians who provide medical services at our facilities and the strength of our relationships with these physicians. Our business could be adversely affected by the loss of our relationship with, or a reduction in use of our facilities by, a key physician or group of physicians. The physicians that affiliate with us and use our facilities are not our employees. However, we generally offer the physicians the opportunity to purchase equity interests in the facilities they use.

Strategic Relationships

A key element of our business strategy is to pursue strategic relationships with not-for-profit healthcare systems (hospital partners) in selected markets. Of our 202 facilities owned as of June 30, 2012, 140 are jointly-owned with not-for-profit healthcare systems. Our strategy involves developing these relationships in three primary ways. One way is by adding new facilities in existing markets with our existing hospital partners. An example of this is our relationship with the Baylor Health Care System (Baylor) in Dallas, Texas. Our joint ventures with Baylor own a network of 30 surgical facilities that serve the approximately six million people in the Dallas / Fort Worth area. These joint ventures have added new facilities each year since their inception in 1999, including three during 2011. Another example of a growing single-market relationship is our network of facilities in Houston, Texas with Memorial Hermann Healthcare System, with whom we opened our first facility in 2003 and with whom we now operate 20 facilities.

A second way we develop these relationships is through expansion into new markets, both with existing hospital partners and with new partners. In 2011, we entered into a new hospital partner relationship in New Jersey and also gained two new hospital partners in Pennsylvania. A good long-term example of this strategy is our relationship with Ascension Health, with whom we initially owned a single facility in Nashville, Tennessee and now have a total of 21 facilities in four states. Similarly, with Dignity Health (formerly known as Catholic Healthcare West) we began with one facility, which was in a suburb of Las Vegas, Nevada. This relationship has expanded to a total of 17 facilities, including six in various California markets, nine in the Phoenix, Arizona market and two in the Las Vegas area.

A third way we develop our strategic relationships with not-for-profit healthcare systems is by adding them as co-owners of facilities that we have previously operated without them as partners. During 2010 and 2011, we completed transactions of this nature to expand our joint ventures with Baylor, Memorial Hermann and Dignity Health. We expect to add a not-for-profit hospital partner in the future to some of the remaining 62 facilities that do not yet have such a partner.

Case Mix

The following table sets forth the percentage of internally reported revenues from our facilities from each of the following specialties:

Specialty	Six Months Ended June 30, 2012	Year Ended December 31, 2011
Orthopedic	44%	45%
Pain management	11	11
Gynecology	3	3
General surgery	5	6
Ear, nose and throat	7	7
Gastrointestinal	9	9
Cosmetic surgery	3	3
Ophthalmology	8	7
Other	10	9

Total	100%	100%

Payor Mix

The following table sets forth the percentage of the internally reported revenues from our facilities from each of the following payors:

Payor	Six Months Ended June 30, 2012	Year Ended December 31, 2011
Private insurance	75%	74%
Self-pay	2	2
Government	19 [1]	19 [1]
Other	4	5

Total	100%	100%

(1)	The percentage of our revenue attributable to government payors is approximately 17% for Medicare and 2% for Medicaid.

The following table sets forth information relating to the not-for-profit healthcare systems with which we were affiliated as of June 30, 2012:

Healthcare System	Healthcare System’s Geographical Focus	Number of Facilities Operated with USPI
Single Market Systems:
Baylor Health Care System	Dallas/Fort Worth, Texas	30
Centura Health	Colorado	4
Cookeville Regional Medical Center	Middle Tennessee	1
Covenant Health	Eastern Tennessee	2
INTEGRIS Health	Oklahoma	2
Kennedy Health System	New Jersey	1
Legacy Health System	Portland, Oregon	2
Liberty Health	Jersey City, New Jersey	1
McLaren Health Care Corporation	Michigan	4
Memorial Hermann Healthcare System	Houston, Texas	20
Meridian Health System	New Jersey	6
Midland Memorial Hospital	Midland, Texas	1
Monongahela Valley Hospital	Pittsburgh, Pennsylvania	1
Mountain States Health Alliance	Northeast Tennessee	1
North Kansas City Hospital	Kansas City, Missouri	3
NorthShore University Health System	Chicago, Illinois	4
Penn State Hershey Health System	Hershey, Pennsylvania	1
Scripps Health	San Diego, California	1
St. John Health System	Oklahoma	1
St. John’s Mercy Healthcare	Missouri	1
The Christ Hospital	Cincinnati, Ohio	1
West Penn Allegheny Health System	Pennsylvania	1
Williamson Medical Center	Franklin, Tennessee	1
Multi-Market Systems:
Adventist Health System:	12 states[1]	1
Adventist Hinsdale Hospital	Hinsdale, Illinois
Ascension Health:	19 states and D.C.[2]	21
Carondelet Health System (2 facilities)	Blue Springs, Missouri
St. Thomas Health Services System (14 facilities)	Middle Tennessee
St. Vincent Health (1 facility)	Indiana
Seton Healthcare Network (4 facilities)	Austin, Texas
Bon Secours Health System:	Six states[3]	4
Bon Secours Health Center at Virginia Beach	Virginia Beach, Virginia
Mary Immaculate Hospital	Newport News, Virginia
Maryview Medical Center	Suffolk, Virginia
St. Mary’s Hospital	Richmond, Virginia
Catholic Health Partners:	Two states[4]
Humility of Mary Health (1 facility)	Canfield, Ohio	1
Dignity Health:	California, Arizona and Nevada	17
Mercy Hospital of Folsom (1 facility)	Sacramento, California
Mercy Medical Center (3 facilities)	Redding, California
Mercy San Juan Medical Center (1 facility)	Roseville, California
Sierra Nevada Memorial Hospital (1 facility)	Grass Valley, California
St. Joseph’s Hospital and Medical Center (6 facilities) and Arizona Orthopedic Surgical Hospital (2 facilities)	Phoenix, Arizona

Healthcare System	Healthcare System’s Geographical Focus	Number of Facilities Operated with USPI
St. Joseph’s Medical Center (1 facility)	Stockton, California
St. Rose Dominican Hospital (2 facilities)	Las Vegas, Nevada
CHRISTUS Health:	Six states[5]	3
CHRISTUS Health Central Louisiana (1 facility)	Alexandria, Louisiana
CHRISTUS Spohn Health System (2 facilities)	Corpus Christi, Texas
Providence Health System:	Five states[6]	2
Providence Holy Cross Health Center	Santa Clarita, California
Providence Holy Cross Medical Center	Mission Hills, California
SSM Healthcare:	Four states[7]
SSM St. Clare Health System	St. Louis, Missouri	1

Totals		140

(1)	Colorado, Florida, Georgia, Illinois, Kansas, Kentucky, Missouri, North Carolina, Tennessee, Texas, West Virginia, and Wisconsin.
(2)

Alabama, Arkansas, Arizona, Connecticut, District of Columbia, Georgia, Florida, Idaho, Illinois, Indiana, Kansas, Louisiana, Maryland, Michigan, Missouri, New York, Tennessee, Texas, Washington, and Wisconsin.

(3)	Florida, Kentucky, Maryland, New York, South Carolina, and Virginia
(4)	Kentucky and Ohio
(5)	Arkansas, Georgia, Louisiana, Missouri, New Mexico, and Texas.
(6)	Alaska, California, Montana, Oregon, and Washington.
(7)	Illinois, Missouri, Oklahoma and Wisconsin.

Facilities

The following table sets forth information relating to the facilities that we operated as of June 30, 2012:

Facility		Date of Acquisition or Affiliation	Number of Operating Rooms	Percentage Owned by USPI[7]
	Atlanta
	East West Surgery Center, Austell, Georgia	9/1/00[1]	3	78%
	Lawrenceville Surgery Center, Lawrenceville, Georgia	8/1/01	2	15
	Northwest Georgia Surgery Center, Marietta, Georgia	11/1/00[1]	3	15
	Orthopaedic South Surgical Center, Morrow, Georgia	11/28/03	2	15
	Resurgens Surgical Center, Atlanta, Georgia	10/1/98[1]	4	48
	Roswell Surgery Center, Roswell, Georgia	10/1/00[1]	3	15
	Austin
*	Cedar Park Surgery Center, Cedar Park, Texas	11/22/05	2	26
*	Medical Park Tower Surgery Center, Austin, Texas	8/27/10	5	37
*	Northwest Surgery Center, Austin, Texas	5/30/07	6	29
	Texan Surgery Center, Austin, Texas	6/1/03	3	55
*	Williamson Surgery Center, Round Rock, Texas	5/12/11	4	26
	Chicago
*	Hinsdale Surgical Center, Hinsdale, Illinois	5/1/06	4	22
*	Same Day Surgery 25 East, Chicago, Illinois	10/15/04	4	45
*	Same Day Surgery Elmwood Park, Elmwood Park, Illinois	10/15/04	3	33
*	Same Day Surgery North Shore, Evanston, Illinois	10/15/04	2	39
*	Same Day Surgery River North, Chicago, Illinois	10/15/04	4	34

Facility		Date of Acquisition or Affiliation	Number of Operating Rooms	Percentage Owned by USPI[7]
	Corpus Christi
*	Corpus Christi Outpatient Surgery Center, Corpus Christi, Texas	5/1/02	5	29
*	Shoreline Surgery Center, Corpus Christi, Texas	7/1/06	4	30
	Dallas/Fort Worth
*	Baylor Medical Center at Frisco, Frisco, Texas[2]	9/30/02	11	25
*	Baylor Medical Center at Trophy Club, Trophy Club, Texas[2]	5/3/04	6	34
*	Baylor Medical Center at Uptown, Dallas, Texas[2]	4/1/03	5	17
*	Baylor Orthopedic and Spine Hospital at Arlington, Arlington, Texas[2]	2/22/10	6	25
*	Baylor Surgicare at Arlington, Arlington, Texas	2/1/99	6	26
*	Baylor Surgicare at Bedford, Bedford, Texas	12/18/98	5	32
*	Baylor Surgicare at Carrollton, Carrollton, Texas	7/1/10	2	26
*	Baylor Surgicare, Dallas, Texas	6/1/99	6	34
*	Baylor Surgicare at Denton, Denton, Texas	2/1/99	4	25
*	Baylor Surgicare at Ennis, Ennis, Texas	11/1/10[5]	3	26
*	Baylor Surgicare at Fort Worth I and II, Fort Worth, Texas	7/13/04	4	25
*	Baylor Surgicare at Garland, Garland, Texas	2/1/99	2	30
*	Baylor Surgicare at Granbury, Granbury, Texas	2/1/09	4	25
*	Baylor Surgicare at Grapevine, Grapevine, Texas	2/16/02	4	29
*	Baylor Surgicare at Heath, Rockwall, Texas	11/1/04	3	26
*	Baylor Surgicare at Lewisville, Lewisville, Texas	9/16/02	6	37
*	Baylor Surgicare at Mansfield, Mansfield, Texas	5/1/10	5	26
*	Baylor Surgicare at North Garland, Garland, Texas	5/1/05	6	26
*	Baylor Surgicare at Oakmont, Fort Worth, Texas	10/15/02	4	25
*	Baylor Surgicare at Plano, Plano, Texas	10/1/07	1	26
*	Baylor Surgicare at Plano Parkway, Plano, Texas	3/1/11	1	26
*	Baylor Surgical Hospital at Fort Worth, Fort Worth, Texas[2]	12/18/98	8	36
*	Irving-Coppell Surgical Hospital, Irving, Texas[2]	10/20/03	5	9
*	Lone Star Endoscopy, Keller, Texas	11/1/10	1	26
*	North Central Surgical Center, Dallas, Texas[2]	12/12/05	10	18
*	North Texas Surgery Center, Dallas, Texas	12/18/98	4	33
*	Park Cities Surgery Center, Dallas, Texas	6/9/03	4	25
*	Rockwall Surgery Center, Rockwall, Texas	09/1/06	3	38
*	Tuscan Surgery Center at Las Colinas, Irving, Texas	12/1/10	1	26
*	Valley View Surgery Center, Dallas, Texas	12/18/98	4	32
	Denver
*	Crown Point Surgical Center, Parker, Colorado	10/1/08	4	43
*	Flatirons Surgery Center, Boulder, Colorado	12/1/10	3	28
	Greenwood Ambulatory Surgery Center, Greenwood Village, Colorado	9/1/11[6]	—	43
*	Harvard Park Surgery Center, Denver Colorado	1/1/09	3	31
	Northwest Regional Ambulatory Surgery Center, Westminster, Colorado	9/1/11[6]	1	41
*	Summit View Surgery Center, Littleton, Colorado	1/1/09	3	33
	Houston
*	Doctors Outpatient Surgicenter, Pasadena, Texas	9/1/99	5	41
*	Kingsland Surgery Center, Katy, Texas	12/31/08	4	28
*	KSF Orthopaedic Surgery Center, Houston, Texas	5/1/07	3	44
*	Memorial Hermann Specialty Hospital Kingwood, Kingwood, Texas[2]	9/1/07	6	25
*	Memorial Center—Katy, Katy, Texas	1/19/07	4	10
*	Memorial Hermann Surgery Center—Memorial Village, Houston, Texas	12/1/2010	4	11
*	Memorial Hermann Surgery Center—Northwest, Houston, Texas	9/1/04	5	10

Facility		Date of Acquisition or Affiliation	Number of Operating Rooms	Percentage Owned by USPI[7]
*	Memorial Hermann Surgery Center—Richmond, Richmond, Texas	12/31/09	2	26
*	Memorial Hermann Surgery Center—Southwest, Houston, Texas	9/21/06	6	10
*	Memorial Hermann Surgery Center—Sugar Land, Sugar Land, Texas	9/21/06	4	10
*	Memorial Hermann Surgery Center—Texas Medical Center, Houston, Texas	1/17/07	5	18
*	Memorial Hermann Surgery Center—The Woodlands, The Woodlands, Texas	8/9/05	4	12
*	Memorial Hermann Surgery Center—West Houston , Houston, Texas	4/19/06[4]	5	25
*	Memorial Hermann Surgery Center—Woodlands Parkway, Houston Texas	12/31/10	4	28
*	North Houston Endoscopy and Surgery, Houston, Texas	10/1/08	2	26
*	Memorial Hermann Endoscopy Center North Freeway, Houston, Texas	10/1/10	1	28
*	Sugar Land Surgical Hospital, Sugar Land, Texas[2]	12/28/02	4	13
*	TOPS Surgical Specialty Hospital, Houston, Texas[2]	7/1/99	7	44
*	United Surgery Center—Southeast, Houston, Texas	9/1/99	3	30
	Kansas City
*	Briarcliff Surgery Center, Kansas City, Missouri	6/1/05	2	27
*	Creekwood Surgery Center, Kansas City, Missouri	7/29/98	4	37
*	Liberty Surgery Center, Liberty, Missouri	6/1/05	2	30
*	Saint Mary’s Surgical Center, Blue Springs, Missouri	5/1/05	4	26
*	Midwest Physicians Surgery Center, Lee’s Summit Missouri	11/1/10[5]	—	26
	Knoxville
*	Parkwest Surgery Center, Knoxville, Tennessee	7/26/01	5	22
*	Physician’s Surgery Center of Knoxville, Knoxville, Tennessee	1/1/08	5	26
	Las Vegas
*	Durango Outpatient Surgery Center, Las Vegas, Nevada	12/9/08	4	29
*	Parkway Surgery Center, Henderson, Nevada	8/3/98	5	28
	Los Angeles
	Coast Surgery Center of South Bay, Torrance, California	12/18/01	3	24
	Pacific Endo-Surgical Center, Torrance, California	8/1/03	1	55
*	San Fernando Valley Surgery Center, Mission Hills, California	11/1/04	4	26
	San Gabriel Valley Surgical Center, West Covina, California	11/16/01	3	47
*	Santa Clarita Ambulatory Surgery Center, Santa Clarita, California	3/7/06	3	30
	The Center for Ambulatory Surgical Treatment, Los Angeles, California	11/14/02	4	40
	Michigan
*	Clarkston Surgery Center, Clarkston, Michigan	6/1/09	4	36
*	Genesis Surgery Center, Lansing, Michigan	11/1/06	4	23
*	Lansing Surgery Center, Lansing, Michigan	11/1/06	4	23
	Matrix Surgery Center, Saginaw, Michigan	9/1/11[6]	3	44
*	Utica Surgery and Endoscopy Center, Utica, Michigan	4/1/07	3	33
	Nashville
*	Baptist Ambulatory Surgery Center, Nashville, Tennessee	3/1/98[1]	6	29
*	Baptist Plaza Surgicare, Nashville, Tennessee	12/3/03	9	28
*	Center for Spinal Surgery, Nashville, Tennessee[2]	12/31/08	6	20
*	Eye Surgery Center of Nashville, Nashville, Tennessee	11/1/10[5]	1	26
*	Franklin Endoscopy Center, Franklin, Tennessee	11/1/10[5]	—	26
*	Lebanon Endoscopy Center, Lebanon, Tennessee	11/1/10[5]	—	26
*	Middle Tennessee Ambulatory Surgery Center, Murfreesboro, Tennessee	7/29/98	4	42
*	Mid-State Endoscopy Center, Murfreesboro, Tennessee	4/6/11	2	15
*	Northridge Surgery Center, Nashville, Tennessee	4/19/06[4]	5	31
*	Patient Partners Surgery Center, Gallatin, Tennessee	11/1/10[5]	2	13

Facility		Date of Acquisition or Affiliation	Number of Operating Rooms	Percentage Owned by USPI[7]
*	Physicians Pavilion Surgery Center, Smyrna, Tennessee	7/29/98	4	49
*	Saint Thomas Surgicare, Nashville, Tennessee	7/15/02	5	33
*	Tennessee Sports Medicine Surgery Center, Mt. Juliet, Tennessee	11/1/10[5]	4	13
*	Williamson Surgery Center, Franklin, Tennessee	11/1/10[5]	3	20
	New Jersey
*	Central Jersey Surgery Center, Eatontown, New Jersey	11/1/04	3	35
*	Lakewood Surgery Center, Lakewood, New Jersey	9/1/11[6]	2	36
	Millennium Surgical Center, Cherry Hill, New Jersey	9/1/11[6]	4	12
*	Ambulatory Surgery Center, Jersey City, New Jersey	6/9/11	3	25
	Metropolitan Surgery Center, Hackensack, New Jersey	11/1/11	2	51
*	Northern Monmouth Regional Surgery Center, Manalapan, New Jersey	7/10/06	4	39
	Surgical Specialists at Princeton, Princeton, New Jersey	9/1/11[6]	3	15
*	Select Surgical Center at Kennedy, Sewell, New Jersey	10/29/09	3	24
*	Shore Outpatient Surgicenter, Lakewood, New Jersey	11/1/04	3	44
*	Shrewsbury Surgery Center, Shrewsbury, New Jersey	4/1/99	4	14
	Suburban Endoscopy Services, Verona, New Jersey	4/19/06[4]	2	51
*	Toms River Surgery Center, Toms River, New Jersey	3/15/02	4	20
	Oklahoma City
*	Oklahoma Center for Orthopedic MultiSpecialty Surgery, Oklahoma City, Oklahoma[2]	8/2/04	4	24
*	Southwest Orthopaedic Ambulatory Surgery Center, Oklahoma City, Oklahoma	8/2/04	2	24
	Phoenix
*	Arizona Orthopedic Surgical Hospital, Chandler, Arizona[2]	5/19/04	6	37
*	Chandler Endoscopy Center, Chandler, Arizona	3/1/12	—	26
*	Desert Ridge Outpatient Surgery Center, Phoenix, Arizona	3/30/07	4	28
*	Metro Surgery Center, Phoenix, Arizona	4/19/06[4]	4	63
*	OASIS Hospital, Phoenix, Arizona[2]	6/27/11	8	50
	Physicians Surgery Center of Tempe, Tempe, Arizona	4/19/06[4]	2	10
*	St. Joseph’s Outpatient Surgery Center, Phoenix, Arizona	9/2/03	8	28
*	Surgery Center of Peoria, Peoria, Arizona	4/19/06[4]	3	30
*	Surgery Center of Scottsdale, Scottsdale, Arizona	4/19/06[4]	4	26
	Surgery Center of Gilbert, Gilbert, Arizona	4/19/06[4]	3	22
*	Warner Outpatient Surgery Center, Chandler, Arizona	7/1/99	4	35
	Pennsylvania
*	Hershey Outpatient Surgery Center	9/1/11[6]	7	28
	Gamma Surgery Center, Pittsburgh, Pennsylvania	9/1/11[6]	2	51
*	Peters Township Surgery Center, McMurray, Pennsylvania	3/19/12	3	24
*	Southwestern Ambulatory Surgery Center, Pittsburgh, Pennsylvania	9/1/11[6]	4	24
	Portland
	Cascade Spine Center, Tualatin, Oregon	9/1/11[6]	—	20
*	East Portland Surgical Center, Portland, Oregon	12/31/09	4	30
*	Northwest Surgery Center, Portland, Oregon	12/1/08	3	26
	Redding
*	Court Street Surgery Center, Redding, California	4/19/06[4]	2	32
*	Mercy Surgery Center, Redding, California	3/1/08	4	32
	Sacramento
*	Folsom Outpatient Surgery Center, Folsom, California	6/1/05	2	31

Facility		Date of Acquisition or Affiliation	Number of Operating Rooms	Percentage Owned by USPI[7]
*	Grass Valley Surgery Center, Grass Valley, California	7/1/10	2	23
	Pain Diagnostic and Treatment Center, Sacramento, California	9/1/11[6]	1	51
*	Roseville Surgery Center, Roseville, California	7/1/06	2	28
	San Antonio
	Alamo Heights Surgery Center, San Antonio, Texas	12/1/04	3	68
	San Antonio Endoscopy Center, San Antonio, Texas	5/1/05	1	53
	San Diego
*	Scripps Encinitas Surgery Center, Encinitas, California	2/6/08	3	20
	Encinitas Surgery Center, Encinitas, California	12/30/11	—	51
	St. Louis
	Advanced Surgical Care, Creve Coeur, Missouri	1/1/06	2	57
	Chesterfield Surgery Center, Chesterfield, Missouri	1/1/06	2	65
	Frontenac Surgery and Spine Care Center, Frontenac, Missouri	5/1/07	2	38
	Gateway Endoscopy Center, St. Louis, Missouri	5/1/10	—	50
	Manchester Surgery Center, St. Louis, Missouri	2/1/07	3	62
	Mason Ridge Surgery Center, St. Louis, Missouri	2/1/07	2	57
	Mid Rivers Surgery Center, Saint Peters, Missouri	1/1/06	2	64
	Old Tesson Surgery Center, St. Louis, Missouri	8/1/08	3	61
	Olive Surgery Center, St. Louis, Missouri	1/1/06	2	62
	Riverside Ambulatory Surgery Center, Florissant, Missouri	8/1/06	2	37
	South County Outpatient Endoscopy Services, St. Louis, Missouri	10/1/08	2	35
*	SSM St. Clare Surgical Center, Fenton, Missouri	10/23/09	3	22
*	St. Louis Surgical Center, Creve Coeur, Missouri	4/1/10	7	20
	Sunset Hills Surgery Center, St. Louis, Missouri	1/1/06	2	66
	The Ambulatory Surgical Center of St. Louis, Bridgeton, Missouri	8/1/06	2	66
	Twin Cities Ambulatory Surgery Center, St. Louis, Missouri	9/1/08	2	59
	Webster Surgery Center, Webster Groves, Missouri	3/1/07	2	31
	Virginia
*	Bon Secours Surgery Center at Harbour View, Suffolk, Virginia	11/12/07	6	21
*	Bon Secours Surgery Center at Virginia Beach, Virginia Beach, Virginia	5/30/07	2	23
*	Mary Immaculate Ambulatory Surgical Center, Newport News, Virginia	7/19/04	3	16
*	St. Mary’s Ambulatory Surgery Center, Richmond, Virginia	11/29/06	4	13
	Surgi-Center of Central Virginia, Fredericksburg, Virginia	11/29/01	4	75
	Additional Markets
*	Beaumont Surgical Affiliates, Beaumont, Texas	4/19/06[4]	6	29
	Chattanooga Pain Center, Chattanooga, Tennessee	9/1/11[6]	3	43
	Chico Surgery Center, Chico, California	4/19/06[4]	3	80
*	CHRISTUS Cabrini Surgery Center, Alexandria, Louisiana	6/22/07	4	23
	Day-Op Center of Long Island, Mineola, New York[3]	12/4/98	4	100
	Destin Surgery Center, Destin, Florida	9/25/02	2	58
	Hope Square Surgical Center, Rancho Mirage, California	11/1/10[5]	2	51
*	Mountain Empire Surgery Center, Johnson City, Tennessee	2/20/00[1]	4	18
	New Horizons Surgery Center, Marion, Ohio	4/19/06[4]	2	12
	New Mexico Orthopaedic Surgery Center, Albuquerque, New Mexico	2/29/00[1]	6	51
	North Haven Surgery Center, North Haven, Connecticut	9/1/11[6]	1	23
	Physicians Surgery Center of Chattanooga, Chattanooga, Tennessee	11/1/10[5]	4	54
	Reading Endoscopy Center, Wyomissing, Pennsylvania	11/1/10[5]	—	51
	Reading Surgery Center, Wyomissing, Pennsylvania	7/1/04	3	25
	Redmond Surgery Center, Redmond, Oregon	4/19/06[4]	2	71

Facility		Date of Acquisition or Affiliation	Number of Operating Rooms	Percentage Owned by USPI[7]
*	St. Joseph’s Surgery Center, Stockton, California	2/1/09	6	5
*	Surgery Center of Canfield, Canfield, Ohio	4/19/06[4]	3	25
	Surgery Center of Columbia, Columbia, Missouri	8/1/06	2	59
	Surgery Center of Fort Lauderdale, Fort Lauderdale, Florida	11/1/04	4	51
	SurgiCenter of Baltimore, Owings Mills, Maryland	11/1/10[5]	5	43
*	Terre Haute Surgical Center, Terre Haute, Indiana	12/19/07	2	23
	Teton Outpatient Services, Jackson, Wyoming	8/1/98[1]	2	50
*	Texas Surgical Center, Midland, Texas	2/1/12	2	26
*	The Christ Hospital Spine Surgery Center, Cincinnati, Ohio	12/31/09	3	26
	Titusville Center for Surgical Excellence, Titusville, Florida	9/1/11[6]	2	31
	Tri-City Orthopaedic Center, Richland, Washington[3]	4/19/06[4]	2	17
*	Tullahoma Surgery Center, Tullahoma, Tennessee	12/31/10	2	26
*	Tulsa Surgery Center, Tulsa, Oklahoma	10/1/09	4	25
*	Upper Cumberland Physician Surgery Center, Cookeville, Tennessee	11/1/10[5]	2	11
	University Surgical Center, Winter Park, Florida	10/15/98	3	57
	Victoria Ambulatory Surgery Center, Victoria, Texas	4/19/06[4]	2	59

*	Facilities jointly owned with not-for-profit hospital systems.
(1)	Indicates date of acquisition by OrthoLink Physician Corporation. We acquired OrthoLink in February 2001.
(2)	Surgical hospitals, all of which are licensed and equipped for overnight stays.
(3)	Operated through a consulting and administrative agreement.
(4)	Indicates the date of our acquisition of Surgis.
(5)	Indicates the date of our acquisition of HealthMark.
(6)	Indicates the date of our acquisition of Titan.
(7)	As of December 31, 2011, unless acquired in 2012.

We lease the majority of the facilities where our various surgery centers and surgical hospitals conduct their operations. Our leases have initial terms ranging from five to twenty years and most of the leases contain options to extend the lease period, in some cases for up to ten additional years.

Our corporate headquarters is located in a suburb of Dallas, Texas. We currently lease approximately 90,000 square feet of space at 15305 Dallas Parkway, Addison, Texas. The lease expires in October 2020.

We also lease approximately 40,000 square feet of total additional space in Brentwood, Tennessee; Chicago, Illinois; Houston, Texas; St. Louis, Missouri; Denver, Colorado; and Pasadena, California for regional offices. These leases expire between November 2017 and March 2021.

Acquisitions and Development

The following table sets forth information relating to the facility that is currently under construction at June 30, 2012:

Facility Location	Hospital Partner	Type	Expected Opening Date	Number of Operating Rooms
St. Louis, Missouri	SSM	Surgery center	Q4’12	3

We also have additional projects under development. It is possible that some of these projects, as well as other projects which are in various stages of negotiation with both current and prospective joint venture partners, will result in our operating additional facilities sometime in 2012. While our history suggests that many of these projects will culminate with the opening of a profitable surgical facility, we can provide no assurance that any of these projects will reach that stage or will be successful thereafter.

Marketing

Our sales and marketing efforts are directed primarily at physicians, who are principally responsible for referring patients to our facilities. We market our facilities to physicians by emphasizing (1) the high level of patient and physician satisfaction with our facilities, which is based on surveys we take concerning our facilities, (2) the quality and responsiveness of our services, (3) the practice efficiencies provided by our facilities and (4) the benefits of our affiliation with our hospital partners, if applicable. We also directly negotiate, together in some instances with our hospital partners, agreements with third-party payors, which generally focus on the pricing, number of facilities in the market and affiliation with physician groups in a particular market. Maintaining access to physicians and patients through third-party payor contracting is essential for the economic viability of most of our facilities.

Competition

In all of our markets, our facilities compete with other providers, including major acute care hospitals and other surgery centers. Hospitals have various competitive advantages over us, including their established managed care contracts, community position, physician loyalty and geographical convenience for physicians’ inpatient and outpatient practices. However, we believe that, in comparison to hospitals with which we compete, our surgery centers and surgical hospitals compete favorably on the basis of cost, quality, efficiency and responsiveness to physician needs in a more comfortable environment for the patient.

We compete with other providers in each of our markets for patients, physicians and for contracts with insurers or managed care payors. Competition for managed care contracts with other providers is focused on the pricing, number of facilities in the market and affiliation with key physician groups in a particular market. We believe that our relationships with our hospital partners enhance our ability to compete for managed care contracts. We also encounter competition with other companies for acquisition and development of facilities and in the United States for strategic relationships with not-for-profit healthcare systems and physicians.

There are several companies, both public and private, that acquire and develop freestanding multi-specialty surgery centers and surgical hospitals. Some of these competitors have greater resources than we do. The principal competitive factors that affect our ability and the ability of our competitors to acquire surgery centers and surgical hospitals are price, experience, reputation and access to capital. Further, in the United States, many physician groups develop surgery centers without a corporate partner, and this presents a competitive threat to the Company.

Employees

As of June 30, 2012, we employed approximately 9,400 people in the United States, 6,200 of whom were full-time employees and 3,200 of whom were part-time employees. The physicians that affiliate with us and use our facilities are not our employees. However, we generally offer the physicians the opportunity to purchase equity interests in the facilities they use.

Professional and General Liability Insurance

We maintain professional and general liability insurance through a wholly-owned captive insurance company. We make premium payments to the captive insurance company and accrue for claims costs based on actuarially predicted ultimate losses and the captive insurance company then pays administrative fees and the insurance claims. We also maintain business interruption, property damage and umbrella insurance with third-party providers. The governing documents of each of our surgical facilities require physicians who conduct surgical procedures at those facilities to maintain stated amounts of insurance. Our insurance policies are generally subject to annual renewals. We believe that we will be able to renew current policies or otherwise obtain comparable insurance coverage at reasonable rates. However, we have no control over the insurance markets and can provide no assurance that we will economically be able to maintain insurance similar to our current policies.

Legal Proceedings

From time to time, we may be named as a party to legal claims and proceedings in the ordinary course of business. We are not aware of any claims or proceedings against us or our subsidiaries that might have a material adverse impact on us.

GOVERNMENT REGULATION

General

The healthcare industry is subject to extensive regulation by federal, state and local governments. Government regulation affects our business by controlling growth, requiring licensing or certification of facilities, regulating how facilities are used and controlling payment for services provided. Further, the regulatory environment in which we operate may change significantly in the future. While we believe we have structured our agreements and operations in material compliance with applicable law, there can be no assurance that we will be able to successfully address changes in the regulatory environment.

Every state imposes licensing and other requirements on healthcare facilities. In addition, many states require regulatory approval, including certificates of need, before establishing or expanding various types of healthcare facilities, including ambulatory surgery centers and surgical hospitals, offering services or making capital expenditures in excess of statutory thresholds for healthcare equipment, facilities or programs. In addition, the federal Medicare program imposes additional conditions for coverage and payment rules for services furnished to Medicare beneficiaries. We may become subject to additional regulations as we expand our existing operations and enter new markets.

In addition to extensive existing government healthcare regulation, there have been numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services. We believe that these healthcare reform initiatives will continue during the foreseeable future. If adopted, some aspects of proposed reforms, such as further reductions in Medicare or Medicaid payments, or additional prohibitions on physicians’ financial relationships with facilities to which they refer patients, could adversely affect us.

We believe that our business operations materially comply with applicable law. However, we have not received a legal opinion from counsel or from any federal or state judicial or regulatory authority to this effect, and many aspects of our business operations have not been the subject of state or federal regulatory scrutiny or interpretation. Some of the laws applicable to us are subject to limited or evolving interpretations; therefore, a review of our operations by a court or law enforcement or regulatory authority might result in a determination that could have a material adverse effect on us. Furthermore, the laws applicable to us may be amended or interpreted in a manner that could have a material adverse effect on us. Our ability to conduct our business and to operate profitably will depend in part upon obtaining and maintaining all necessary licenses, certificates of need and other approvals, and complying with applicable healthcare laws and regulations.

Healthcare Reform

The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, or the Acts, were signed into law on March 23, 2010 and March 30, 2010, respectively, and were largely upheld as constitutional by the Supreme Court on June 28, 2012. However, a majority of the measures contained in the Acts do not take effect until 2014. The Acts are intended to provide coverage and access to substantially all Americans, to increase the quality of care provided and to reduce the rate of growth in healthcare expenditures. The changes include, among other things, expanding Medicare’s use of value-based purchasing programs, tying facility payments to the satisfaction of certain quality criteria, bundling payments to hospitals and other providers, reducing Medicare and Medicaid payments, expanding Medicare and Medicaid eligibility, requiring many health plans (including Medicare) to cover, without cost-sharing, certain preventative services, and expanding access to health insurance. The Acts also place limitations on the Stark Law exception that allows physicians to invest in hospitals if the physicians’ investments are in the entire hospital and not just a department of the hospital, or the whole hospital exception. Among other things, the Acts prohibit hospitals from increasing the percentages of the total value of the ownership interests held in the hospital by physicians after March 23, 2010, as well as place restrictions on the ability of a hospital subject to the whole hospital exception to add operating rooms, procedure rooms and beds. The Acts provide for additional enforcement tools, cooperation between agencies, and funding for enforcement. It is difficult to predict the impact the Acts will have on our operations given the delay in implementing regulation, pending court challenges, and possible amendment or repeal of elements of the Acts. The Acts mandate reductions in reimbursement, such as adjustments to the hospital inpatient and outpatient prospective payment system market basket updates and productivity adjustments to Medicare’s annual inflation updates, which became effective in 2010 or will be effective in 2012.

The Acts make several significant changes to healthcare fraud and abuse laws, provide additional enforcement tools to the government, increase cooperation between agencies by establishing mechanisms for the sharing of information and enhance criminal and administrative penalties for non-compliance. For example, the Acts (i) provide $350 million in increased federal funding over the next 10 years to fight healthcare fraud, waste and abuse; (ii) expand the scope of the recovery audit contractor program to include Medicaid and Medicare Advantage plans; (iii) authorize HHS, in consultation with the OIG, to suspend Medicare and Medicaid payments to a provider of services or a supplier “pending an investigation of a credible allegation of fraud;” (iv) provide Medicare contractors with additional flexibility to conduct random prepayment reviews; and (iv) strengthen the rules for returning overpayments made by governmental health programs, including expanding False Claims Act liability to extend to failures to timely repay identified overpayments.

As a result of the Acts, we also expect enhanced scrutiny of healthcare providers’ compliance with state and federal regulations, infection control standards and other quality control measures. Effective January 15, 2009, CMS promulgated three national coverage determinations that prevent Medicare from paying for certain serious, preventable medical errors performed in any healthcare facility, such as surgery performed on the wrong patient. Several commercial payors also do not reimburse providers for certain preventable adverse events. The Acts also contain a number of provisions that are intended to improve the quality of care that is provided to Medicare and Medicaid beneficiaries. For example, beginning July 1, 2011, the Acts prohibit Medicaid programs from using federal funds to reimburse providers for the costs of care needed to treat hospital acquired conditions, or HACs. Beginning in federal fiscal year 2015, the Acts mandate a 1% reduction in Medicare payments for hospitals that were in the highest quartile of national risk-adjusted HAC rates for the previous federal fiscal year. In addition, the Acts require CMS to conduct a study on whether to expand Medicare’s HAC policy to ASCs. Therefore, we could be subject to greater reduction in Medicare or Medicaid reimbursement in the future if such policy is expanded to ASCs.

In addition, federal law authorizes CMS to require ambulatory surgery centers to submit data on certain quality measures. CMS did not implement the quality measure reporting requirement in 2011, but effective October 1, 2012, CMS will require ASCs to report data on certain quality measures or face a two percentage point reduction in their annual reimbursement rates. In addition, effective October 1, 2012, Medicare will offer incentive payments to hospitals for delivering high-quality care through a value-based purchasing program. The incentives will be funded through a one percent deduction in the base operating diagnosis-related group payments for hospitals’ discharges. The reductions will increase over subsequent years. Hospitals must meet or exceed a baseline score on a set of predetermined clinical and patient experience measures. With regard to ambulatory surgery centers, HHS submitted a report to Congress in April 2011 outlining the Department’s plan to implement a value-based purchasing program. While the report describes efforts to improve quality and payment efficiency in ambulatory surgery centers and examines the steps required to design and implement an ambulatory surgery center valued-based program, Congress has not yet authorized CMS to implement a valued-based program for ambulatory surgery centers.

Accountable Care Organizations

On October 31, 2011, CMS issued its final regulations for ACOs which were created under the Acts and intended to allow providers, including hospitals, physicians and other designated professionals and suppliers to coordinate care for Medicare beneficiaries. This shared savings program is intended to produce savings as a result of improved quality and operational efficiency. ACOs that achieve certain savings benchmarks and quality performance standards will be eligible to share in a portion of the amounts saved by the Medicare program. The final regulations detail certain key characteristics of an ACO, including the scope and length of an ACO’s contract with CMS, the required governance of an ACO, the assignment of Medicare beneficiaries to an ACO, the payment models under which an ACO can share in cost savings, and the quality and other reporting requirements expected of an ACO. Under the regulations, patient and provider participation in ACOs will be voluntary. We will continue to monitor developments with the implementation of the ACO regulations and their effect on our business in order to react accordingly.

Licensure and certificate-of-need regulations

Capital expenditures for the construction of new facilities, the addition of capacity or the acquisition of existing facilities may be reviewable by state regulators under statutory schemes that are sometimes referred to as certificate of need laws. States with certificate of need laws place limits on the construction and acquisition of healthcare facilities and the expansion of existing facilities and services. In these states, approvals are required for capital expenditures exceeding certain specified amounts and that involve certain facilities or services, including ambulatory surgery centers and surgical hospitals.

State certificate of need laws generally provide that, prior to the addition of new beds, the construction of new facilities or the introduction of new services, a designated state health planning agency must determine that a need exists for those beds, facilities or services. The certificate of need process is intended to promote comprehensive healthcare planning, assist in providing high quality healthcare at the lowest possible cost and avoid unnecessary duplication by ensuring that only those healthcare facilities that are needed will be built.

Typically, the provider of services submits an application to the appropriate agency with information concerning the area and population to be served, the anticipated demand for the facility or service to be provided, the amount of capital expenditure, the estimated annual operating costs, the relationship of the proposed facility or service to the overall state health plan and the cost per patient day for the type of care contemplated. The issuance of a certificate of need is based upon a finding of need by the agency in accordance with criteria set forth in certificate of need laws and state and regional health facilities plans. If the proposed facility or service is found to be necessary and the applicant to be the appropriate provider, the agency will issue a certificate of need containing a maximum amount of expenditure and a specific time period for the holder of the certificate of need to implement the approved project.

Our healthcare facilities also are subject to state licensing requirements for medical providers. Our facilities have licenses to operate as ASCs in the states in which they operate. Our surgical facilities that are licensed as ASCs must meet all applicable requirements for ASCs. In addition, even though our surgical facilities that are licensed as hospitals primarily provide surgical services, they must meet all applicable requirements for hospital licensure. To assure continued compliance with these regulations, governmental and other authorities periodically inspect our surgical facilities. The failure to comply with these regulations could result in the suspension or revocation of a facility’s license. In addition, based on the specific operations of our surgical facilities, some of these facilities maintain a pharmacy license, a controlled substance registration, and a clinical laboratory certification waiver, as required by applicable law.

Our healthcare facilities are also subject to state and local licensing regulations ranging from the adequacy of medical care to compliance with building codes and environmental protection laws. To assure continued compliance with these regulations, governmental and other authorities periodically inspect our facilities. The failure to comply with these regulations could result in the suspension or revocation of a healthcare facility’s license.

Our healthcare facilities receive accreditation from the Joint Commission on Accreditation of Healthcare Organizations or the Accreditation Association for Ambulatory Health Care, Inc., nationwide commissions which establish standards relating to the physical plant, administration, quality of patient care and operation of medical staffs of various types of healthcare facilities. Generally, our healthcare facilities must be in operation for at least six months before they are eligible for accreditation. As of June 30, 2012, all of our eligible healthcare facilities had been accredited by either the Joint Commission on Accreditation of Healthcare Organizations or the Accreditation Association for Ambulatory Health Care, Inc. or are in the process of applying for such accreditation. Many managed care companies and third-party payors require our facilities to be accredited in order to be considered a participating provider under their health plans.

Medicare and Medicaid Participation in Short Stay Surgical Facilities

Medicare is a federally funded and administered health insurance program, primarily for individuals entitled to social security benefits who are 65 or older or who are disabled. Medicaid is a health insurance program jointly funded by state and federal governments that provides medical assistance to qualifying low income persons. Each state Medicaid program has the option to determine coverage and payment rates for surgical services furnished in hospitals and in ASCs. All of the states in which we currently operate cover Medicaid surgical facility services provided in these settings; however, these states may not continue to cover short stay surgical facility services and states into which we expand our operations may not cover or continue to cover short stay surgical facility services.

A portion of our revenues are attributable to payments received from the Medicare and Medicaid programs. For the years ended December 31, 2011, 2010 and 2009, Medicare and Medicaid payments comprised 33%, 31%, and 28%, respectively, of our domestic case volumes. These payments represented, however, a significantly lower percentage of our overall revenues due to the lower reimbursement provided by government payors in comparison to private payors. For example, Medicare and Medicaid contributed approximately 16% and 2% respectively of our 2011 domestic patient service revenues despite the fact that governmental payors represented a total of 33% of our domestic case volume during 2011.

In order to participate in the Medicare program, our facilities (known to Medicare as “providers”) must satisfy provider enrollment requirements as well as regulatory conditions of participation (COPs) for hospitals and conditions for coverage (CFCs) for ASCs. Each facility can meet its COPs or CFCs requirements through accreditation with The Joint Commission on Accreditation of Healthcare Organizations or other CMS-approved accreditation organizations, or through direct surveys by CMS. All of our short stay surgical facilities in the United States are enrolled in Medicare and certified to participate in the Medicare program or, with respect to newly acquired or developed facilities, are awaiting enrollment and certification to participate in the Medicare program. We have established systems to ensure our facilities’ compliance with their enrollment obligations, including certain ongoing reporting obligations. In addition, we have implemented ongoing quality assurance activities to monitor and to ensure our facilities’ compliance with their COPs or CFCs. Any failure by a facility to maintain compliance with its enrollment obligations, COPs or CFCs could result in the loss of the facility’s Medicare billing privileges and provider agreement. The loss of Medicare billing privileges results in the termination of the facility’s enrollment in the Medicare program and may preclude the facility from re-enrolling in the Medicare program for up to three years. In addition, federal regulations require states to deny Medicaid program enrollment or to terminate Medicaid program enrollment for any facility that has been terminated from Medicare or any other state’s Medicaid program. Conversely, federal regulations permit CMS to revoke Medicare billing privileges when a state Medicaid agency terminates, revokes, or suspends a facility’s Medicaid enrollment or billing privileges.

CMS also requires hospitals to disclose physician ownership to patients. Congress now requires written disclosures of physician ownership interests to hospital patients on the hospital’s website and in any advertising. Federal legislation also imposes a requirement that any hospital that does not have 24/7 physician coverage inform patients of this fact and receive signed acknowledgments from the patients of the disclosure. A hospital’s provider agreement may be terminated if it fails to make such disclosures. We believe all of our facilities meet their disclosure obligations.

Medicare’s payment for short-stay surgical procedures, whether performed in a hospital or an ASC, is based upon a prospectively determined fixed payment amount. For most covered surgical procedures, the payment rate is the product of the relative weight determined for the procedure and a conversion factor and then adjusted for variations in labor costs across geographic areas. The hospital outpatient prospective payment system conversion factor is generally higher than the conversion factor set for procedures in ASCs. As a result, Medicare payment rates for a procedure are typically lower in ASCs than in hospital surgical facilities. Congress requires Medicare to update the conversion factor used to determine payment rates under the hospital outpatient prospective payment system and the ASC payment methodology annually. Medicare’s annual update to the hospital outpatient prospective payment system is equal to the hospital inpatient market basket percentage increase; the ASC annual payment update is based on the Consumer Price Index. Medicare thus uses a lower inflationary factor for ASC payments than for hospital surgical facilities. There is no certainty that the annual update in a given year will equal or exceed the update in the previous year. In addition, starting in calendar year 2011 for ASCs and in calendar year 2012 for hospitals, the annual update applicable to our facilities will be reduced by a productivity adjustment. The amount of that reduction is based on the projected nationwide productivity gains over the preceding 10 years. To determine the projection, Medicare uses the Bureau of Labor Statistics 10-year moving average of changes in specified economy-wide productivity.

Medicare’s payments for physician services under the physician fee schedule are updated annually based in part on the sustainable growth rate, or SGR, formula, which weighs factors such as health care costs and gross domestic product. Economic projections released by the Congressional Budget Office on August 22, 2012 assume a twenty-seven percent (27%) reduction in physician payments in January 2013. Since 2003, Congress has overridden scheduled reductions; however, it remains unclear whether Congress will act to further defer reductions before they take place in January 2013. Additional reductions in Medicare reimbursement could have a negative impact on various factors that affect the profitability of USPI, such as the number of overall procedures performed at the ASCs.

Our hospitals and ASCs are subject to other payment adjustments. Since calendar year 2008, Medicare has required hospitals to report specified hospital outpatient quality measures in order to avoid reduction in their annual payment updates. In November 2011, CMS introduced a quality reporting program for ASCs which, beginning on October 1, 2012, requires ASCs to report data on quality measures as well. Like hospitals, ASCs that fail to report on the required measures in any year will face reductions in their Medicare payment rates in a subsequent year. In addition, Congress has authorized CMS to establish a value-based purchasing program for Medicare hospital services. CMS has implemented value-based purchasing for hospital inpatient services but has not yet done so for hospital outpatient services. Similarly, Congress has directed CMS to develop a plan to implement a value-based purchasing program for payments to ASCs, although Congress still must provide statutory authority to implement such a program for ASCs. Failure by any of our facilities to meet Medicare’s quality measures and any performance standards implemented under value-based purchasing regulations may adversely affect such facilities’ net revenues from the Medicare program.

The various state Medicaid programs also pay us a fixed payment for our services, which amount varies from state to state. There is no certainty that the amount of Medicaid or Medicare payments we have received in prior years will continue at current levels. Both the Medicaid and Medicare programs are subject to statutory and regulatory changes, possible retroactive and prospective rate adjustments, administrative rulings, freezes and funding reductions, all of which may adversely affect the level of payments to our short stay surgical facilities. The ultimate impact of the changes in Medicare reimbursement will depend on a number of factors, including the procedure mix at our facilities and our ability to realize an increased procedure volume.

Utilization Review

Federal law contains numerous provisions designed to ensure that services rendered by hospitals to Medicare and Medicaid patients meet professionally recognized standards and are medically necessary and that claims for reimbursement are properly filed. These provisions include a requirement that a sampling of admissions of Medicare and Medicaid patients must be reviewed by quality improvement organizations, which review the appropriateness of Medicare and Medicaid patient admissions and discharges, the quality of care provided, the validity of diagnosis related group classifications and the appropriateness of cases of extraordinary length of stay or cost. Quality improvement organizations may deny payment for services provided or assess fines and also have the authority to recommend to the U.S. Department of Health and Human Services that a provider which is in substantial noncompliance with the standards of the quality improvement organization be excluded from participation in the Medicare program.

Federal Anti-Kickback Statute and Medicare Fraud and Abuse Laws

State and federal laws regulate relationships among providers of healthcare services, including employment or service contracts and investment relationships. These restrictions include a federal criminal law, referred to herein as the anti-kickback statute, that prohibits offering, paying, soliciting or receiving, directly or indirectly, any form of remuneration in return for:

•	referring an individual to a person for furnishing, or arranging for the furnishing of, any service or item payable under a federal healthcare program, including Medicare or Medicaid, or

•

purchasing, leasing or ordering, or arranging for or recommending purchasing, leasing or ordering, any good, facility, service or item for which payment may be made in whole or in part by a federal healthcare program, including Medicare or Medicaid.

A violation of the anti-kickback statute constitutes a felony. Potential sanctions include imprisonment of up to five years, criminal fines of up to $25,000, civil money penalties of up to $50,000 per act plus three times the remuneration offered or three times the amount claimed and exclusion from all federally funded healthcare programs. The applicability of these provisions to some forms of business transactions in the healthcare industry has not yet been subject to judicial or regulatory interpretation. Moreover, several federal courts have held that the anti-kickback statute can be violated if only one purpose (not necessarily the primary purpose) of the transaction is to induce or reward a referral of business, notwithstanding other legitimate purposes.

Pursuant to the anti-kickback statute, and in an effort to reduce potential fraud and abuse relating to federal healthcare programs, the federal government has announced a policy of a high level of scrutiny of joint ventures and other transactions among healthcare providers. The OIG closely scrutinizes healthcare joint ventures involving physicians and other referral sources. The OIG published a fraud alert that outlined questionable features of “suspect” joint ventures in 1989 and a Special Advisory Bulletin related to contractual joint ventures in 2003, and the OIG has continued to rely on fraud alerts in later pronouncements.

The anti-kickback statute contains provisions that insulate certain transactions from liability. In addition, pursuant to the provisions of the anti-kickback statute, the OIG has also published regulations that exempt additional practices from enforcement under the anti-kickback statute. These statutory exceptions and regulations, known as “safe harbors,” if fully complied with, assure participants in particular types of arrangements that the OIG will not treat their participation in that arrangement as a violation of the anti-kickback statute. The statutory exceptions and safe harbor regulations do not expand the scope of activities that the anti-kickback statute prohibits, nor do they provide that failure to satisfy the terms of a safe harbor constitutes a violation of the anti-kickback statute. The OIG has, however, indicated that failure to satisfy the terms of an exception or a safe harbor may subject an arrangement to increased scrutiny. Therefore, if a transaction or relationship does not fit within an exception or safe harbor, the facts and circumstances as well as intent of the parties related to a specific transaction or relationship must be examined to determine whether or not any illegal conduct has occurred.

Our partnerships and limited liability companies that are providers of services under the Medicare and Medicaid programs, and their respective partners and members, are subject to the anti-kickback statute. A number of the relationships that we have established with physicians and other healthcare providers do not fit within any of the statutory exceptions or safe harbor regulations issued by the OIG. As of June 30, 2012, all of the 202 surgical facilities in which we hold an ownership interest are owned by partnerships or limited liability companies, and 199 include as partners or members physicians who perform surgical or other procedures at the facilities. Because physician investors in our surgical facilities are in a position to generate referrals to the facilities, the distribution of available cash to those investors could come under scrutiny under the anti-kickback statute.

On November 19, 1999, the OIG promulgated regulations setting forth certain safe harbors under the anti-kickback statute, including a safe harbor applicable to surgery centers. The surgery center safe harbor generally protects ownership or investment interests in a center by physicians who are in a position to refer patients directly to the center and perform procedures at the center on referred patients, if certain conditions are met. More specifically, the surgery center safe harbor protects any payment that is a return on an ownership or investment interest to an investor if certain standards are met in one of four categories of ambulatory surgery centers: (1) surgeon-owned surgery centers, (2) single-specialty surgery centers, (3) multi-specialty surgery centers, and (4) hospital/physician surgery centers.

For multi-specialty ambulatory surgery centers, for example, if all of the investors are (i) physicians who are in a position to refer patients directly to the entity and perform procedures on such referred patients, (ii) group practices composed exclusively of such physicians, or (iii) investors who are not employed by the entity or by any investor, are not in a position to provide items or services to the entity or any of its investors and are not in a position to make or influence referrals directly to the entity or any of its investors, the following standards must be met:

•

the terms on which an investment interest is offered to an investor must not be related to the previous or expected volume of referrals, services furnished or the amount of business otherwise generated from that investor to the entity;

•

at least one-third of each physician investor’s medical practice income from all sources for the previous fiscal year or twelve-month period must be derived from performing outpatient procedures that require an ambulatory surgery center or specialty hospital setting in accordance with Medicare reimbursement rules;

•

at least one third of the Medicare-eligible outpatient surgery procedures performed by each physician investor for the previous fiscal year or previous twelve-month period must be performed at the ambulatory surgery center in which the investment is made;

•

the entity or any investor (or other individual or entity acting on behalf of the entity or any investor) must not loan funds to or guarantee a loan for an investor if the investor uses any part of such loan to obtain the investment interest;

•

the amount of payment to an investor in return for the investment must be directly proportional to the amount of the capital investment (including the fair market value of any pre-operational services rendered) of that investor;

•

all ancillary services for federal health care program beneficiaries performed at the entity must be directly and integrally related to primary procedures performed at the entity, and none may be separately billed to Medicare or other federal health care programs; and

•	the entity and any physician investors must treat patients receiving medical benefits or assistance under any federal health care program in a nondiscriminatory manner.

Similar standards apply to each of the remaining three categories of ambulatory surgery centers set forth in the regulations. In particular, each of the four categories includes the requirement that no ownership interests be held by a non-physician or non-hospital investor if that investor is (a) employed by the center or another investor, (b) in a position to provide items or services to the center or any of its other investors, or (c) in a position to make or influence referrals directly or indirectly to the center or any of its investors.

Because one of our subsidiaries is an investor in each partnership or limited liability company that owns one of our ambulatory surgery centers, and since this subsidiary provides management and other services to the surgery center, our arrangements with physician investors do not fit within the specific terms of the ambulatory surgery center safe harbor or any other safe harbor. We cannot assure you that the OIG would view our activities favorably even though we strive to achieve compliance with the remaining elements of the safe harbor.

In addition, although we typically contractually require that each physician-investor utilize the ASC as an extension of his or her practice (i.e. that such physician-investor meet the quantitative requirements of the surgery center safe harbor) because we do not control the medical practices of our physician investors or control where they perform surgical procedures, it is possible that the quantitative tests described above will not be met, or that other conditions of the surgery center safe harbor will not be met. Accordingly, while the surgery center safe harbor is helpful in establishing that a physician’s investment in a surgery center should be considered an extension of the physician’s practice and not as a prohibited financial relationship, we can give no assurances that these ownership interests will not be challenged under the anti-kickback statute. In an effort to monitor our compliance with the safe harbor’s extension of practice requirement, we have implemented an internal certification process, which tracks each physician’s annual extension of practice certification. While this process provides support for physician compliance with the safe harbor’s quantitative tests, we can give no assurance of such compliance. However, we believe that our arrangements involving physician ownership interests in our ambulatory surgery centers do not fall within the activities prohibited by the anti-kickback statute.

With regard to our hospitals, the OIG has not adopted any safe harbor regulations under the anti-kickback statute for physician investments in hospitals. All but one of our hospitals is held in partnership with physicians who are in a position to refer patients to the hospital. There can be no assurances that these relationships will not be found to violate the anti-kickback statute or that there will not be regulatory or legislative changes that prohibit physician ownership of hospitals.

While several federal court decisions have aggressively applied the restrictions of the anti-kickback statute, they provide little guidance regarding the application of the anti-kickback statute to our partnerships and limited liability companies. We believe that our operations do not violate the anti-kickback statute. However, a federal agency charged with enforcement of the anti-kickback statute might assert a contrary position. Further, new federal laws, or new interpretations of existing laws, might adversely affect relationships we have established with physicians or other healthcare providers or result in the imposition of penalties on us or some of our facilities. Even the assertion of a violation could have a material adverse effect upon us.

In addition, the Medicare Patient and Program Protection Act of 1987, as amended by HIPAA, and the Balanced Budget Act of 1997, impose civil monetary penalties and exclusion from state and federal healthcare programs on providers who commit violations of the Medicare fraud and abuse laws. Pursuant to the enactment of HIPAA, as of June 1, 1997, the Secretary of the U.S. Department of Health and Human Services may, and in some cases must, exclude individuals and entities that the Secretary determines have “committed an act” in violation of the Medicare fraud and abuse laws or improperly filed claims in violation of the Medicare fraud and abuse laws from participating in any federal healthcare program. HIPAA also expanded the Secretary’s authority to exclude a person involved in fraudulent activity from participating in a program providing health benefits, whether directly or indirectly, in whole or in part, by the U.S. government. Additionally, under HIPAA, individuals who hold a direct or indirect ownership or controlling interest in an entity that is found to violate the Medicare fraud and abuse laws may also be excluded from Medicare and Medicaid and other federal and state healthcare programs if the individual knew or should have known, or acted with deliberate ignorance or reckless disregard of, the truth or falsity of the information of the activity leading to the conviction or exclusion of the entity, or where the individual is an officer or managing employee of such entity. This standard does not require that specific intent to defraud be proven by the OIG; however, the OIG will apply a series of factors enumerated in a guidance document issued in 2010 to determine whether exclusion is warranted. Under HIPAA it is also a crime to defraud any commercial healthcare benefit program.

Federal Physician Self-Referral Law

The Stark Law prohibits any physician from referring patients to any entity for the furnishing of certain “designated health services” otherwise payable by Medicare or Medicaid, if the physician or an immediate family member has a financial relationship such as an ownership interest or compensation arrangement with the entity that furnishes services to Medicare beneficiaries, unless an exception applies. Persons who violate the Stark Law are subject to potential civil money penalties of up to $15,000 for each bill or claim submitted in violation of the Stark Law and up to $100,000 for each “circumvention scheme” they are found to have entered into, and potential exclusion from the Medicare and Medicaid programs. In addition, the Stark Law requires the denial (or refund, as the case may be) of any Medicare and Medicaid payments received for designated health services that result from a prohibited referral.

The list of designated health services under the Stark Law does not include ambulatory surgery services as such. However, some of the ten types of designated health services are among the types of services furnished by our ambulatory surgery centers. HHS, acting through CMS, has promulgated regulations implementing the Stark Law. These regulations exclude health services provided by an ambulatory surgery center from the definition of “designated health services” if the services are included in the surgery center’s composite Medicare payment rate. Therefore, the Stark Law’s self-referral prohibition generally does not apply to health services provided by an ambulatory surgery center. However, if the ambulatory surgery center is separately billing Medicare for designated health services that are not covered under the ambulatory surgery center’s composite Medicare payment rate, or if either the ambulatory surgery center or an affiliated physician is performing (and billing Medicare) for procedures that involve designated health services that Medicare has not designated as an ambulatory surgery center service, the Stark Law’s self-referral prohibition would apply and such services could implicate the Stark Law. We believe that our operations do not violate the Stark Law, as currently interpreted. However, it is possible that CMS will further address the exception relating to services provided by an ambulatory surgery center in the future. Therefore, we cannot assure you that future regulatory changes will not result in our ambulatory surgery centers becoming subject to the Stark Law’s self-referral prohibition.

Fourteen of our U.S. facilities are hospitals rather than ambulatory surgery centers, and physicians invest directly in thirteen of our fourteen hospitals. We believe that the physician investments in our hospitals fall within the whole hospital exception and are therefore permitted under the Stark Law. The whole hospital exception applies to physician ownership of a hospital, provided such ownership is in the whole hospital and the physician is authorized to perform services at the hospital. Physician investments in our facilities licensed as hospitals meet this requirement. However, changes to the whole hospital exception have been the subject of recent regulatory action and legislation. Changes in the Acts include:

•	a prohibition on hospitals from having any physician ownership unless the hospital already had physician ownership and a Medicare provider agreement in effect as of December 31, 2010;

•	a limitation on the maximum aggregate percentage of total physician ownership in the hospital to the aggregate percentage of physician ownership as of March 23, 2010;

•

a prohibition on expanding the aggregate number of beds, operating rooms, and procedure rooms for which the hospital is licensed as of March 23, 2010, unless the hospital obtains an exception from the Secretary of HHS;

•	a requirement that return on investment be proportionate to the investment by each investor;

•	restrictions on preferential treatment of physician versus non-physician investors;

•

a requirement for written disclosures of physician ownership interests to the hospital’s patients and on the hospital’s website and in any advertising, along with annual reports to the government detailing such interests;

•	a prohibition on the hospital or other investors from providing financing to physician investors;

•	a requirement that any hospital that does not have 24/7 physician coverage inform patients of this fact and receive signed acknowledgement from the patients of the disclosure; and

•	a prohibition on “grandfathered” status for any physician owned hospital that converted from an ambulatory surgery center to a hospital on or after March 23, 2010 (of which we have none).

We cannot predict whether other proposed amendments to the whole hospital exception will be included in any future legislation or if Congress will adopt any similar provisions that would prohibit or otherwise restrict physicians from holding ownership interests in hospitals. The Acts could have an adverse effect on our financial condition and results of operations. See “Risk Factors—Healthcare Reform has restricted our ability to operate our domestic surgical hospitals.”

In addition to the physician ownership in our surgical facilities, we have other financial relationships with potential referral sources that potentially could be scrutinized under the fraud and abuse laws. We have entered into personal service agreements, such as medical director agreements, with physicians at our hospitals and ASCs. We believe that our agreements with referral sources satisfy the requirements of the applicable exceptions to the fraud and abuse laws and have implemented formal compliance programs designed to safeguard against overbilling. However, we cannot assure you that the OIG would find our compliance programs to be adequate or that our agreements with referral sources would be found to comply with the fraud and abuse laws.

False and Other Improper Claims

The federal government is authorized to impose criminal, civil and administrative penalties on any person or entity that files a false claim for payment from the Medicare or Medicaid programs. Claims filed with private insurers can also lead to criminal and civil penalties, including, but not limited to, penalties relating to violations of federal mail and wire fraud statutes. The government is applying its criminal, civil and administrative penalty statutes in an ever-expanding range of circumstances. For example, the government has taken the position that a pattern of claiming reimbursement for unnecessary services violates these statutes if the claimant should have known the services were unnecessary, even if the government cannot demonstrate actual knowledge. The government has also taken the position that claiming payment for low-quality services is a violation of these statutes if the claimant should have known that the care was substandard.

Over the past several years, the government has accused an increasing number of healthcare providers of violating the federal False Claims Act. The False Claims Act prohibits a person from knowingly presenting, or causing to be presented, a false or fraudulent claim to the U.S. government for payment. The statute defines “knowingly” to include not only actual knowledge of a claim’s falsity, but also reckless disregard for or intentional ignorance of the truth or falsity of a claim. Because our facilities perform hundreds of similar procedures a year for which they are paid by Medicare, and there is a relatively long statute of limitations (of up to ten years), a billing error or cost reporting error could result in significant penalties under the False Claims Act. Additionally, anti-kickback statute or Stark Law claims can be “bootstrapped” to claims under the False Claims Act on the theory that, when a provider submits a claim to a federal healthcare program, the claim includes an explicit or implicit certification that the provider is in compliance with the Medicare Act, which would require compliance with other laws, including the anti-kickback statute and the Stark Law. As a result of this “bootstrap” theory, the U.S. government can collect additional civil penalties under the False Claims Act for claims that have been “tainted” by the anti-kickback or Stark Law violation. In addition, civil penalties may be imposed by the OIG of the U.S. Department of Health and Human Services and a provider can be found liable for violating the False Claims Act for the failure to report and return an overpayment within 60 days of identifying the overpayment or, in certain circumstances, by the date a corresponding cost report is due, whichever is later.

Under the “qui tam,” or whistleblower, provisions of the False Claims Act, private parties may bring actions on behalf of the federal government. Such private parties, often referred to as relators, are entitled to share in the amounts recovered by the government through trial or settlement. Both direct enforcement activity by the government and whistleblower lawsuits have increased significantly in recent years and have increased the risk that a healthcare company, like us, will have to defend a false claims action, pay fines or face exclusion from the Medicare and Medicaid programs as a result of an investigation resulting from a whistleblower complaint. Although we believe that our operations materially comply with both federal and state laws, they may nevertheless be the subject of a whistleblower lawsuit, or may otherwise be challenged or scrutinized by governmental authorities. Providers found liable for False Claims Act violations are subject to damages of up to three times the actual damage sustained by the government plus mandatory civil monetary penalties between $5,500 and $11,000 for each separate false claim. A determination that we have violated these laws could have a material adverse effect on us.

State Anti-Kickback and Physician Self-Referral Laws

Many states, including those in which we do or expect to do business, have laws that prohibit payment of kickbacks or other remuneration in return for the referral of patients. Some of these laws apply only to services reimbursable under state Medicaid programs. However, a number of these laws apply to all healthcare services in the state, regardless of the source of payment for the service. Based on court and administrative interpretations of the federal anti-kickback statute, we believe that the federal anti-kickback statute prohibits payments only if they are intended to induce referrals. However, the laws in most states regarding kickbacks have been subjected to more limited judicial and regulatory interpretation than federal law. Therefore, we can give you no assurances that our activities will be found to be in compliance with these laws. Noncompliance with these laws could subject us to penalties and sanctions and have a material adverse effect on us.

A number of states, including those in which we do or expect to do business, have enacted physician self-referral laws that are similar in purpose to the Stark Law but which impose different restrictions. Some states, for example, only prohibit referrals when the physician’s financial relationship with a healthcare provider is based upon an investment interest. Other state laws apply only to a limited number of designated health services. Some states do not prohibit referrals, but require that a patient be informed of the financial relationship before the referral is made. We believe that our operations are in material compliance with the physician self-referral laws of the states in which our facilities are located.

Health Information Security and Privacy Practices

We are subject to HIPAA and the Health Information Technology for Economic and Clinical Health Act, or the HITECH Act, which was enacted as part of the American Recovery and Reinvestment Act of 2009. The regulations promulgated under HIPAA contain, among other measures, provisions that require many organizations, including us, to employ systems and procedures designed to protect the privacy and security of each patient’s individual healthcare information. Among the standards that HHS has adopted pursuant to HIPAA are standards for the following:

•	electronic transactions and code sets;

•	unique identifiers for providers, employers, health plans and individuals;

•	security and electronic signatures;

•	privacy; and

•	enforcement.

In August 2000, HHS finalized the transaction standards, with which we are in material compliance. The transaction standards require us to use standard code sets established by the rule when transmitting health information in connection with some transactions, including health claims and health payment and remittance advices.

HHS has also published a rule establishing standards for the privacy of individually identifiable health information, with which we are in material compliance. These privacy standards apply to all health plans, all healthcare clearinghouses and many healthcare providers, including healthcare providers that transmit health information in an electronic form in connection with certain standard transactions. We are a covered entity under the final rule. The privacy standards protect individually identifiable health information held or disclosed by a covered entity in any form, whether communicated electronically, on paper or orally. These standards not only require our compliance with rules governing the use and disclosure of protected health information, but they also require us to impose those rules, by contract, on any business associate to whom such information is disclosed. A violation of the privacy standards could result in civil money penalties of $100 per incident, up to a maximum of $25,000 per person per year per standard. The final rule also provides for criminal penalties of up to $50,000 and one year in prison for knowingly and improperly obtaining or disclosing protected health information, up to $100,000 and five years in prison for obtaining protected health information under false pretenses, and up to $250,000 and ten years in prison for obtaining or disclosing protected health information with the intent to sell, transfer or use such information for commercial advantage, personal gain or malicious harm.

Finally, HHS has also issued a rule establishing, in part, standards for the security of health information by health plans, healthcare clearinghouses and healthcare providers that maintain or transmit any health information in electronic form, regardless of format. We are an affected entity under the rule. These security standards require affected entities to establish and maintain reasonable and appropriate administrative, technical and physical safeguards to ensure integrity, confidentiality and the availability of the information. The security standards were designed to protect the health information against reasonably anticipated threats or hazards to the security or integrity of the information and to protect the information against unauthorized use or disclosure. Although the security standards do not reference or advocate a specific technology, and affected entities have the flexibility to choose their own technical solutions, the security standards required us to implement significant systems and protocols. We also comply with these regulations.

Signed into law on February 17, 2009, the HITECH Act broadened the scope of the HIPAA privacy and security regulations. Among other things, the HITECH Act extends the application of certain provisions of the security and privacy regulations to business associates (entities that handle identifiable health information on behalf of covered entities) and subjects business associates to civil and criminal penalties for violation of the regulations. Under the HITECH Act, the U.S. Department of Health and Human Services is required to conduct periodic compliance audits of covered entities and their business associates. Violations of the HIPAA privacy and security regulations may result in civil and criminal penalties, and the HITECH Act has strengthened the enforcement provisions of HIPAA, which may result in increased enforcement activity. The HITECH Act increased the amount of civil penalties, with penalties now ranging up to $50,000 per violation for a maximum civil penalty of $1,500,000 in a calendar year for violations of the same requirement. In addition, the HITECH Act authorized state attorneys general to bring civil actions seeking either injunction or damages in response to violations of HIPAA privacy and security regulations that threaten the privacy of state residents.

In addition to HIPAA, many states have enacted their own security and privacy provisions concerning a patient’s health information. These state privacy provisions will control whenever they provide more stringent privacy protections than HIPAA. Therefore, a healthcare facility could be required to meet both federal and state privacy provisions if it is located in a state with strict privacy protections.

Adoption of Electronic Health Records

ARRA also includes provisions designed to increase the use of Electronic Health Records, or EHR, by both physicians and hospitals. Beginning with 2011 and extending through 2016, eligible hospitals may receive reimbursement incentives based upon successfully demonstrating “meaningful use” of certified EHR technology. Beginning in 2015, those hospitals that do not successfully demonstrate meaningful use of EHR technology are subject to reductions in reimbursements. On July 13, 2010, the Department of Health and Human Services, or HHS, released final meaningful use regulations. We are currently implementing EHR at our hospitals and intend to comply with the EHR meaningful use requirements, but we did not comply in time to qualify for available incentive payments in 2011. Implementation of EHR may result in additional costs in the future, although this may be largely offset by the reimbursement incentives we will receive.

Audits

Our facilities will be subject to federal audits to validate the accuracy of Medicare and Medicaid program submitted claims. If these audits identify overpayments, we could be required to pay a substantial rebate of prior years’ payments subject to various administrative appeal rights. The federal government contracts with third-party recovery audit contractors, or RACs, to identify overpayment and underpayments for services through post-payment reviews of Medicare providers and suppliers. The Acts expand the RAC program’s scope to include managed Medicare and to include Medicaid claims by requiring all states to establish programs to contract with RACs by December 31, 2010. In addition, the federal government employs Medicaid integrity contractors, or MICs, to perform post-payment audits of Medicaid claims and identify overpayments. The Acts increase federal funding for the MIC program for federal fiscal year 2011 and later years. Similarly, Medicare zone program integrity contractors, or ZPICs, target claims for potential fraud and abuse. Additionally, Medicare administrative contractors, or “MACs,” must ensure they pay the right amount for covered and correctly coded services rendered to eligible beneficiaries by legitimate providers. However, potential liability from future federal or state audits could ultimately exceed established reserves, and any excess could potentially be substantial.

Corporate Practice of Medicine

Several states have laws and/or regulations that prohibit corporations and other entities from employing physicians and practicing medicine for a profit or that prohibit certain direct and indirect payments or fee-splitting arrangements between health care providers that are designed to induce or encourage the referral of patients to, or the recommendation of, particular providers for medical products and services. Possible sanctions for violation of these restrictions include loss of license and civil and criminal penalties. In addition, agreements between the corporation and the physician may be considered void and unenforceable. These statutes and/or regulations vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies. We do not expect these state corporate practice of medicine proscriptions to significantly affect our operations. Many states also have laws and regulations which prohibit payments for referral of patients and fee-splitting with physicians.

EMTALA

All of our hospitals in the United States are subject to the Emergency Medical Treatment and Active Labor Act, or EMTALA. This federal law requires any hospital participating in the Medicare program to conduct an appropriate medical screening examination of every individual who presents to the hospital’s emergency room for treatment and, if the individual is suffering from an emergency medical condition, to either stabilize the condition or make an appropriate transfer of the individual to a facility able to handle the condition. The obligation to screen and stabilize emergency medical conditions exists regardless of an individual’s ability to pay for treatment. There are severe penalties under EMTALA if a hospital fails to screen or appropriately stabilize or transfer an individual or if the hospital delays appropriate treatment in order to first inquire about the individual’s ability to pay. Penalties for violations of EMTALA include civil monetary penalties and exclusion from participation in the Medicare program. In addition, an injured individual, the individual’s family or a medical facility that suffers a financial loss as a direct result of a hospital’s violation of the law can bring a civil suit against the hospital. We believe our hospitals are in material compliance with EMTALA.

Regulatory Compliance Program

It is our policy to conduct our business with integrity and in compliance with the law. We have in place and continue to enhance a company-wide compliance program that focuses on regulatory compliance including billing, reimbursement, cost reporting practices and contractual arrangements with referral sources.

Our regulatory compliance program is intended to maintain high standards of conduct applicable to the conduct of our business and that policies and procedures are implemented so that employees act in full compliance with all applicable laws, regulations and company policies. Under the regulatory compliance program, every employee receives legal compliance and ethics training upon hire and annually thereafter. In addition, we regularly monitor our ongoing compliance efforts and develop and implement policies and procedures designed to foster compliance with the law. The program also includes a mechanism for employees to report, without fear of retaliation, any suspected legal or ethical violations through our independent compliance hotline. In addition, we perform excluded parties background checks of employees upon hire, annually thereafter and as otherwise required by state law. We believe our compliance program is consistent with standard industry practices. However, we cannot provide any assurances that our compliance program will detect all violations of law or protect against qui tam suits or government enforcement actions.

MANAGEMENT

Directors and Executive Officers

Executive officers of USPI are elected annually by the board of directors and serve until their successors are duly elected and qualified. Directors are elected by USPI’s stockholders and serve until their successors are duly elected and qualified. There are no arrangements or understandings between any officer or director and any other person pursuant to which any officer or director was, or is to be, selected as an officer, director, or nominee for officer or director. There are no family relationships among any of our executive officers or directors. The names, ages as of August 1, 2012, and positions of the executive officers and directors of USPI are listed below along with their relevant business experience.

Name	Age	Position(s)
Donald E. Steen	65	Chairman of the Board
William H. Wilcox	60	Chief Executive Officer and Director
Brett P. Brodnax	47	President and Chief Development Officer
Mark A. Kopser	47	Executive Vice President and Chief Financial Officer
Niels P. Vernegaard	56	Executive Vice President and Chief Operating Officer
Philip A. Spencer	43	Senior Vice President, Business Development
Joel T. Allison	64	Director
Michael E. Donovan	35	Director
John C. Garrett, M.D.	70	Director
D. Scott Mackesy	43	Director
James Ken Newman	68	Director
Boone Powell, Jr.	75	Director
Paul B. Queally	48	Director
Raymond A. Ranelli	64	Director

Donald E. Steen founded USPI in February 1998 and served as its chief executive officer until April 2004. Mr. Steen continues to serve as chairman of the board of directors and the executive committee. Mr. Steen was chairman of AmeriPath, Inc. and chief executive officer of AmeriPath, Inc. from July 2004 until May 2007. Mr. Steen founded Medical Care International, Inc., a pioneer in the surgery center business, in 1982. Mr. Steen’s experience in the healthcare industry as well as his leadership of USPI and his role as a director since its founding provides the board with a deeper insight into the Company’s business, challenges and opportunities.

William H. Wilcox joined USPI as its president and a director in September 1998. Mr. Wilcox has served as USPI’s chief executive officer since April 2004 and is a member of the executive committee. Mr. Wilcox served as president and chief executive officer of United Dental Care, Inc. from 1996 until joining USPI. Mr. Wilcox served as president of the Surgery Group of HCA and president and chief executive officer of the Ambulatory Surgery Division of HCA from 1994 until 1996. Prior to that time, Mr. Wilcox also previously served as the chief operating officer and a director of Medical Care International, Inc. Mr. Wilcox, through his intimate knowledge of the operational, financial and strategic development of USPI and his experience in the healthcare industry, provides the board with a valuable perspective into the opportunities and challenges facing the Company.

Brett P. Brodnax serves as the president and chief development officer of USPI. Prior to joining USPI in December 1999, Mr. Brodnax was an assistant vice president of the Baylor Health Care System (Baylor) from 1990 until 1999. Mr. Brodnax also served as a director of AmeriPath, Inc. from January 2005 until May 2007.

Mark A. Kopser serves as the executive vice president and chief financial officer of USPI. Prior to joining USPI in May 2000, Mr. Kopser served as chief financial officer for the International Division of HCA from 1997 until 2000 and as chief financial officer for the London Division of HCA from 1992 until 1996.

Niels P. Vernegaard joined USPI as the executive vice president and chief operating officer in June 2006. Prior to joining USPI, Mr. Vernegaard served in various positions with HCA (or predecessors) for 25 years, including as president and chief executive officer of HCA’s Research Medical Center in Kansas City, Missouri, and chief executive officer of the Wellington Hospital in London, England.

Philip A. Spencer joined USPI in July 2009. From November 2006 until joining USPI, Mr. Spencer served as President, Anatomic Pathology Services for AmeriPath, Inc. From November 2003 to November 2006, he served as Executive Vice President of Healthcare Sales and Marketing for LabOne, Inc. From December 2000 to November 2003, Mr. Spencer served as Vice President, Business Development for Laboratory Corporation of America.

Joel T. Allison has served on our board since March 2002. Mr. Allison has served as president and chief executive officer of Baylor since 2000 and served as its senior executive vice president from 1993 until 2000. Mr. Allison brings an important perspective to the board through his role in leading a major healthcare system and his familiarity with issues impacting physicians and the delivery of healthcare in the U.S.

Michael E. Donovan joined our board in April 2007 and serves as a member of the executive and audit and compliance committees. Mr. Donovan is currently a general partner at Welsh, Carson, Anderson & Stowe. Prior to joining Welsh Carson in 2001, Mr. Donovan worked at Windward Capital Partners and in the investment banking division at Merrill Lynch. He is a member of the board of directors of several private companies. Mr. Donovan’s experience in healthcare transactions and finance provides the board greater insight into the healthcare industry and financial strategy.

John C. Garrett, M.D. has served on our board since February 2001 and is a member of the audit and compliance committee. Dr. Garrett had been a director of OrthoLink Physicians Corporation, which was acquired by USPI in February 2001, since July 1997. Dr. Garrett founded Resurgens, P.C. in 1986, where he maintained a specialized orthopedics practice in arthroscopic and reconstructive knee surgery until his retirement in 2007. Dr. Garrett is a Fellow of the American Academy of Orthopedic Surgeons. The board benefits from Dr. Garrett’s knowledge of clinical and regulatory issues impacting our facilities and physician partners and his familiarity with USPI with which he has served as a director since 2001.

D. Scott Mackesy joined our board, executive committee and compensation committee in April 2007. Mr. Mackesy is a general partner of Welsh, Carson, Anderson & Stowe, where he focuses primarily on investments in the healthcare industry and is a managing member of the general partner of Welsh, Carson, Anderson & Stowe X, L.P. Prior to joining Welsh Carson, Mr. Mackesy was a research analyst at Morgan Stanley Dean Witter, where he was responsible for coverage of the healthcare services industry. He is a member of the board of directors of several private companies. Mr. Mackesy, through his lengthy and broad focus on the healthcare industry, offers the board greater insight into industry dynamics as well as investment and acquisition strategies.

James Ken Newman has served on our board since May 2005 and is a member of the audit and compliance committee. Mr. Newman served as president and chief executive officer of Horizon Health Corporation from May 2003 until its sale in June 2007 and as chairman of the board from February 1992 until June 2007. From July 1989 until September 1997, he served as president of Horizon Health and from July 1989 until October 1998, he also served as chief executive officer of Horizon Health. Mr. Newman is a member of the board of directors of Telescape Communications, Inc. and Springstone, Inc. Mr. Newman’s leadership and experience in the healthcare industry helps the board better assess the challenges and opportunities facing USPI.

Boone Powell, Jr. has served on our board since June 1999. Mr. Powell served as the chairman of Baylor until June 2001 and served as its president and chief executive officer from 1980 until 2000. Mr. Powell also serves as a director of US Oncology, Inc. Mr. Powell, through over a decade of experience with USPI, provides the board with a comprehensive knowledge of the Company and its structure and management team. In addition, his experience in overseeing the management of a major healthcare system gives him valuable insight into the competitive environment of the healthcare industry.

Paul B. Queally has served as a director of USPI since its inception in February 1998 and serves as the chairman of the compensation committee and a member of the executive committee. Mr. Queally is Co-President of Welsh, Carson, Anderson & Stowe, where he focuses primarily on investments in the healthcare industry and is a managing member of the general partner of Welsh, Carson, Anderson & Stowe IX, L.P. Prior to joining Welsh Carson in 1996, Mr. Queally was a general partner at the Sprout Group, the private equity group of the former Donaldson, Lufkin & Jenrette. He is a member of the boards of directors of AGA Medical Corporation, Aptuit, Inc. and several private companies. Mr. Queally’s service on the boards of multiple private and public companies and his extensive experience in corporate transactions, including M&A, leveraged buyouts and private equity financing, provide the board with an important perspective in making strategic decisions.

Raymond A. Ranelli joined our board in May 2007 and serves as the chairman of the audit and compliance committee. Mr. Ranelli retired from PricewaterhouseCoopers in 2003 where he was a partner for over 20 years. Mr. Ranelli held several positions at PricewaterhouseCoopers including Vice Chairman and Global Leader of the Financial Advisory Services practice. Mr. Ranelli is also a director of United Vision Logistics, Ozburn-Hessey Logistics, K2M, Inc. and Syniverse Technologies, Inc. Mr. Ranelli possesses in-depth, practical knowledge of financial and accounting principles, having served in the financial services sector for over 20 years and serving on other boards and committees. This background, along with his past experience as a certified public accountant, is important to his role as chairman of the audit and compliance committee.

Audit Committee Financial Expert

Our board has determined that Raymond A. Ranelli, a director and chairman of the audit and compliance committee, is a financial expert and is independent as that term is used in the rules of the National Association of Securities Dealers’ listing standards, or the NASDAQ Rules.

Nominations for the Board of Directors

Our board of directors does not have a separately designated, standing nominating committee, a nominating committee charter, or a formal procedure for security holders to recommend nominees to the board of directors. USPI is not listed on a national securities exchange or in an automated inter-dealer quotation system of a national securities association, and we are not subject to either the listing standards of the New York Stock Exchange or the NASDAQ Rules.

Code of Ethics

We have adopted a Code of Conduct and a Financial Code of Ethics both applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or other persons performing similar functions. Copies of the Code of Conduct and the Financial Code of Ethics may be obtained, free of charge, by writing to the secretary of the Company at: United Surgical Partners International, Inc., 15305 Dallas Parkway, Suite 1600, Addison, Texas 75001.

EXECUTIVE COMPENSATION

Overview

This compensation discussion and analysis describes the material elements of compensation awarded to named executive officers for our 2011 fiscal year. It should be read in conjunction with the Summary Compensation Table, related tables and the narrative disclosure. Unless otherwise specifically noted, the information contained in this section is stated as of December 31, 2011.

The compensation committee of our board of directors makes decisions regarding salaries, annual bonuses and equity incentive compensation for our named executive officers. Our named executive officers include our chief executive officer, our chief financial officer and our three most highly compensated executive officers other than our chief executive officer and chief financial officer. The compensation committee is also responsible for reviewing and approving corporate goals and objectives relevant to the compensation of our named executive officers, as well as evaluating their performance in light of those goals and objectives. Based on this evaluation, the compensation committee determines and approves the named executive officers’ compensation. The compensation committee solicits input from our chief executive officer regarding the performance of the company’s other named executive officers. Finally, the compensation committee also administers our equity incentive plan.

The chief executive officer reviews our compensation plan. Based on his analysis, the chief executive officer recommends a level of compensation to the compensation committee, other than for himself, which he views as appropriate to attract, retain and motivate executive talent. The compensation committee determines and approves the chief executive officer’s and other named executive officers’ compensation.

Our Compensation Philosophy and Objectives

We have sought to create an executive compensation program that balances short-term versus long-term payments and awards, cash payments versus equity awards and fixed versus contingent payments and awards in ways that we believe are most appropriate to motivate our executive officers. Our executive compensation program is designed to:

•	attract and retain superior executive talent in the healthcare industry;

•	motivate and reward executives to achieve optimum short-term and long-term corporate operating results;

•	align the interests of our executive officers and stockholders by motivating executive officers to increase stockholder value; and

•	provide a compensation package that recognizes individual contributions as well as overall business results.

In determining each component of, and the overall, compensation of our named executive officers, the compensation committee does not exclusively use quantitative methods or formulas, but instead considers various factors, including the position of the named executive officer, the compensation of officers of comparable companies within the healthcare industry, the performance of the named executive officer with respect to specific objectives, increases in responsibilities, recommendations of the chief executive officer and other objective and subjective criteria as the compensation committee deems appropriate. The specific objectives for each named executive officer vary each year in accordance with the scope of the officer’s position, the potential inherent in that position for impacting the Company’s operating and financial results and the actual operating and financial contributions produced by the officer in previous years.

Compensation Components

Our compensation consists primarily of three elements: base salary, annual bonus and long-term equity incentives. We describe each element of compensation in more detail below.

Base Salary

Base salaries for our named executive officers are established based on the scope of their responsibilities and their prior relevant experience, taking into account competitive market compensation paid by other companies in our industry for similar positions and the overall market demand for such executives at the time of hire. A named executive officer’s base salary is also determined by reviewing the executive’s other compensation to ensure that the executive’s total compensation is in line with our overall compensation philosophy. Base salaries are reviewed annually and may be increased for merit reasons, based on the executive’s success in meeting or exceeding individual performance objectives. Additionally, we may adjust base salaries as warranted throughout the year for promotions or other changes in the scope or breadth of an executive’s role or responsibilities. Based on these factors base salaries for our named executive officers were set as follows effective June 1, 2011: $625,000 for Mr. Wilcox, $525,000 for Mr. Brodnax, $383,000 for Mr. Kopser, $340,000 for Mr. Spencer and $448,000 for Mr. Vernegaard.

Annual Bonus

Our compensation program includes eligibility for an annual incentive cash bonus. The compensation committee assesses the level of the named executive officer’s achievement of meeting individual goals, as well as that officer’s contribution towards our long-term, Company-wide goals. The amount of the cash bonus depends primarily on the Company meeting budgeted EBITDA goals, with a target bonus for each named executive officer generally set as a percentage of base salary. Target bonuses for the named executive officers were set at 50% of base salary for 2011, except for Mr. Wilcox whose target bonus was set at 75% of base salary for 2011. Based on the Company’s EBITDA performance compared to budget in 2011, all named executive officers received a bonus of 15% of their base salaries, except for Mr. Wilcox whose bonus was 18% of his base salary.

EBITDA is not a measure defined under GAAP. The Company believes EBITDA is an important measure for purposes of assessing performance. EBITDA, which is computed by adding operating income plus depreciation and amortization and losses on deconsolidations, disposals and impairments, is commonly used as an analytical indicator within the healthcare industry and also serves as a measure of leverage capacity and debt service ability. EBITDA should not be considered as measures of financial performance under GAAP and EBITDA targets and the Company’s achievement of such targets should not be understood as management’s prediction of future performance or guidance to investors.

Long-Term Equity Incentives

We believe that equity-based awards allow us to reward named executive officers for their sustained contributions to the Company. We also believe that equity awards reward continued employment by a named executive officer, with an associated benefit to us of employee continuity and retention. We believe that equity awards provide management with a strong link to long-term corporate performance and the creation of stockholder value. The compensation committee has the authority to grant shares of restricted stock and options to purchase shares of certain classes of common and preferred equity securities of our Parent. The compensation committee does not award equity awards according to a prescribed formula or target. Instead, the compensation committee takes into account the individual’s position, scope of responsibility, ability to affect profits and the individual’s historic and recent performance and the value of the awards in relation to other elements of the individual executive’s total compensation. In connection with Mr. Brodnax’s promotion to the additional position of President effective June 1, 2011, he was granted options to purchase 1,000,000 shares of the Company’s common stock. These options vest ratably over four years and have an exercise price of $1.85 per share, equal to the compensation committee’s estimate of fair value on the date of grant. No other equity awards were granted to the Company’s named executive officers in 2011. For a further description of the Company’s equity-based plan, see “Restricted Stock and Option Plan” below.

Termination Based Compensation

For payments due to our named executive officers upon termination, and the acceleration of vesting of equity-based awards in the event of a change of control under our new equity plan, see “Restricted Stock and Option Plan” and “Employment Arrangements and Agreements” below.

Other Benefits and Perquisites

We provide health and welfare benefits to our named executive officers that are available to all of the Company’s employees. Included in these benefits is a 401(k) plan that we maintain because we wish to encourage our employees to save a percentage of their cash compensation, through voluntary deferrals, for their eventual retirement. We match fifty percent of the first six percent of cash compensation contributed by individual employees subject to IRS limitations.

We also make available to our named executive officers certain perquisites and other benefits that we believe are reasonable and consistent with the perquisites that would be available to them at companies with whom we compete for experienced senior management. The primary perquisite we currently provide to named executive officers as well as certain other select members of the management team is access to a Deferred Compensation Plan (“DCP”) through which the individuals can voluntarily defer up to 75% of their base salary and 100% of their bonus. We match fifty percent of the first ten percent of compensation voluntarily deferred under this plan. Additionally, in 2011 we contributed $200,000 and $75,000 respectively to Messrs. Wilcox’s and Vernegaard’s DCP accounts.

Summary Compensation Table for 2011

The following table sets forth the total remuneration paid by us for each of the last three fiscal years to the named executive officers.

Name and Principal Position	Year	Salary	Bonus		Stock Awards(1)	Option Awards(1)	Non-Equity Incentive Plan Compensation	Change in Nonqualified Deferred Compensation Earnings	All Other Compensation		Total
William H. Wilcox	2011	$614,583	$110,625	(2)	$—	$—	—	$90,781	$245,279	(3)	$1,061,268
Chief Executive Officer and Director	2010	600,000	150,000	(2)	—	—	—	147,624	273,866	(3)	1,171,490
	2009	600,000	750,000	(2)	—	—	—	243,983	264,350	(3)	1,858,332

Brett P. Brodnax	2011	466,250	69,938	(4)	—	750,000	—	6,638	35,463	(3)	1,328,289
President and Chief Development Officer	2010	384,000	96,000	(4)	—	—	—	78,887	40,860	(3)	599,747
	2009	384,000	288,000	(4)	—	—	—	129,867	38,050	(3)	839,917

Mark A. Kopser	2011	372,583	55,887	(2)	—	—	—	(2,118)	30,454	(3)	456,806
Executive Vice President and Chief Financial Officer	2010	358,000	89,500	(2)	—	—	—	39,159	38,591	(3)	525,250
	2009	358,000	268,500	(2)	—	—	—	81,803	35,546	(3)	743,849

Philip A. Spencer	2011	333,750	50,063	(5)	—	—	—	1,419	19,756	(3)	404,988
Senior Vice President, Business Development	2010	325,000	81,250	(2)	—	—	—	3,505	23,600	(3)	433,355
	2009	139,167	104,375		380,000	—	—	—	2,505	(3)	626,047

Niels P. Vernegaard	2011	439,667	65,950	(2)	—	—	—	8,920	109,633	(3)	624,170
Executive Vice President and Chief Operating Officer	2010	428,000	107,000	(2)	—	—	—	74,782	119,700	(3)	729,482
	2009	428,000	321,000	(2)	—	—	—	91,422	116,039	(3)	956,461

(1)

We account for the cost of stock-based and option-based compensation awarded under the 2007 Equity Incentive Plan adopted by our Parent under which the cost of equity awards to employees is measured by the aggregate grant date fair value of the awards on their grant date calculated in accordance with the FASB’s Accounting Standards Codification Topic 718. No forfeitures occurred during 2009, 2010 or 2011. Assumptions used in calculation of these amounts are included in Note 14 to our audited consolidated financial statements for the fiscal year ended December 31, 2011, included in this prospectus.

(2)	Ninety percent of the amount shown was paid in cash and ten percent was deferred at our named executive officers’ election pursuant to USPI’s Deferred Compensation Plan, or the DCP.
(3)	Includes discretionary contributions to the named executive officers’ DCP and matching contributions to the named executive officers’ DCP and 401(k) accounts as follows:

	Discretionary Contribution to DCP	Matching Contribution 401(k)	Matching Contribution DCP
Mr. Wilcox
2011	$200,000	$7,350	$37,929
2010	200,000	7,350	66,516
2009	200,000	7,350	57,000
Mr. Brodnax
2011	—	7,350	28,113
2010	—	7,350	33,510
2009	—	7,350	30,700
Mr. Kopser
2011	—	7,350	23,104
2010	—	7,350	31,241
2009	—	7,350	28,196
Mr. Spencer
2011	—	7,350	12,406
2010	—	7,350	16,250
2009	—	2,505	—
Mr. Vernegaard
2011	75,000	7,350	27,283
2010	75,000	7,350	37,350
2009	75,000	7,350	33,689

(4)	Fifty percent of the amount shown was paid in cash and fifty percent was deferred at Mr. Brodnax’s election pursuant to the DCP.
(5)	Ninety-five percent of the amount shown was paid in cash and five percent was deferred at our named executive officer’s election pursuant to the DCP.

Grant of Plan-Based Awards

The following table shows the plan-based awards granted to the named executive officers during 2011.

Name	Grant Date		All Other Options Awards: Number of Securities Underlying Options		Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
William H. Wilcox	—		—		—	—
Brett P. Brodnax	6/1/2011	(1)	1,000,000	(2)	$1.85	$750,000
Mark A. Kopser	—		—		—	—
Philip A. Spencer	—		—		—	—
Niels P. Vernegaard	—		—		—	—

(1)	Mr. Brodnax received an option award under the 2007 Equity Incentive Plan in connection with his promotion to President of the Company.
(2)	Mr. Brodnax’s options vest 25% per year over four years and have an eight-year contractual life.

Outstanding Equity Awards at Fiscal Year-End

The following table shows all outstanding equity awards held by our named executive officers as of December 31, 2011.

			Option Awards				Stock Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options		Option Exercise Price	Option Expiration Date	Number of Shares that have not Vested		Fair Value of Shares that have not Vested(4)
			(Exercisable)	(Unexercisable)
William H. Wilcox	4/19/2007	(1)	—	—	—	—	2,375,000	(5)	$6,436,250
	4/19/2007	(1)	—	—	—	—	495,536	(6)	1,342,903

Brett P. Brodnax	4/19/2007	(1)	—	—	—	—	950,000	(5)	2,574,500
	4/19/2007	(1)	—	—	—	—	275,853	(6)	747,562
	6/1/2011	(2)	—	1,000,000	$1.85	6/1/2019	—		—

Mark A. Kopser	4/19/2007	(1)	—	—	—	—	850,000	(5)	2,303,500
	4/19/2007	(1)	—	—	—	—	220,683	(6)	598,051

Philip A. Spencer	8/28/2009	(3)	—	—	—	—	250,000	(5)	677,500
			—	—	—	—	—		—

Niels P. Vernegaard	4/19/2007	(1)	—	—	—	—	850,000	(5)	2,303,500
	4/19/2007	(1)	—	—	—	—	245,203	(6)	664,500

(1)	Upon consummation of the merger, our named executive officers received new stock awards under the 2007 Equity Incentive Plan.
(2)	Mr. Brodnax received an option award under the 2007 Equity Incentive Plan in connection with his promotion to President of the Company.
(3)	Mr. Spencer received a stock award upon joining the Company.
(4)

Because there is no active trading market for our common stock, we rely on members of the compensation committee and Welsh Carson to determine in good faith the fair value of our common stock. As of December 31, 2011, this value was determined to be $2.71 per share of common stock. Neither USPI, USPI Holdings, Inc. nor USPI Group Holdings, Inc. has any class of equity securities registered under Section 12 of the Exchange Act.

(5)	The restrictions with respect to these shares will lapse on April 19, 2015; provided however, that such restrictions may lapse sooner if certain internal rate of return targets are met.
(6)

The restrictions with respect to such shares will lapse upon a change of control or other exit event provided that Welsh Carson shall have disposed of all of its shares of our Parent acquired in connection with the merger and received its cost basis in such shares plus a return of at least 100%.

Option Exercises and Stock Values

The following table shows all stock options exercised during 2011 and the value realized upon exercise, and all stock awards vested during 2011 and the value realized upon vesting.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting(1)
William H. Wilcox	N/A	$—	593,750	$1,098,738
Brett P. Brodnax	N/A	—	237,500	439,375
Mark A. Kopser	N/A	—	212,500	393,125
Philip A. Spencer	N/A	—	125,000	231,250
Niels P. Vernegaard	N/A	—	212,500	393,125

(1)

Because there is no active trading market for our common stock, we rely on members of the compensation committee and Welsh Carson to determine in good faith the fair value of our common stock. As of April 19, 2011, this value was determined to be $1.85 per share of common stock. Neither USPI, USPI Holdings, Inc. nor USPI Group Holdings, Inc. has any class of equity securities registered under Section 12 of the Exchange Act.

Restricted Stock and Option Plan

Our Parent adopted the 2007 Equity Incentive Plan which became effective contemporaneously with the consummation of the merger, which we sometimes refer to as the equity plan. The purposes of the equity plan are to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants and to promote the success of our business. A maximum of 20,726,523 shares of common stock may be delivered in satisfaction of awards made under the equity plan.

The compensation committee administers the equity plan, or the Administrator. Participation in the plan is limited to those key employees and directors, as well as consultants and advisors, who in the Administrator’s opinion are in a position to make a significant contribution to the success of USPI and its affiliated corporations and who are selected by the Administrator to receive an award. The plan provides for awards of stock appreciation rights, or SARs, stock options, restricted stock, unrestricted stock, stock units, including restricted stock units, and performance awards pursuant to the Administrator’s discretion and the provisions set forth in the plan. Eligibility for incentive stock options, or ISOs, is limited to employees of USPI or of a “parent corporation” or “subsidiary corporation” of USPI as those terms are defined in Section 424 of the United States Internal Revenue Code of 1986, as amended, or the Code. Each option granted pursuant to the plan will be treated as providing by its terms that it is to be a non-incentive stock option unless, as of the date of grant, it is expressly designated as an ISO.

The exercise price of each stock option and the share value above which appreciation is to be measured in the case of a SAR will be 100% of the fair value of the stock subject to the stock option or SAR, determined as of the date of grant, or such higher amount as the Administrator may determine in connection with the grant.

Neither ISOs nor, except as the Administrator otherwise expressly provides, other awards may be transferred other than by will or by the laws of descent and distribution. During a recipient’s lifetime an ISO and, except as the Administrator may provide, other non-transferable awards requiring exercise may be exercised only by the recipient. Awards permitted by the Administrator to be transferred may be transferred only to a permitted transferee.

No awards may be made after April 18, 2017, but previously granted awards may continue beyond that date in accordance with their terms. The Administrator may at any time amend the equity plan or any outstanding award for any purpose which may at the time be permitted by law, and may at any time terminate the equity plan as to any future grants of awards; provided, that except as otherwise expressly provided in the plan, the Administrator may not, without the participant’s consent, alter the terms of an award so as to affect adversely the participant’s right under the award, unless the Administrator expressly reserved the right to do so at the time of the award.

Upon termination of a named executive officer’s employment for any reason (including, without limitation, as a result of death, disability, incapacity, retirement, resignation, or dismissal with or without cause), then any vested shares as of the date of such termination shall remain vested shares, and no additional shares will become vested after the date of such termination, except if otherwise determined by the Administrator or within 180 days after the executive’s termination, USPI consummates a change of control, in which case, the provisions pertaining to a change of control will apply.

The shares acquired under the equity plan shall vest in full upon a change of control if, as a result of such change of control, Welsh Carson shall have disposed of all of the investor shares and received its cost basis in its investor shares plus an investor return of at least 100%. In the event the shares do not vest on such change of control, such shares shall be forfeited upon the closing of such change of control.

Nonqualified Deferred Compensation

The following table shows certain information regarding the named executive officers’ DCP accounts as of December 31, 2011.

	2011 Activity				Aggregate Balance at December 31, 2011
Name	Executive Contribution	USPI Contribution	Aggregate Earnings	Aggregate Withdrawals/ Distributions
William H. Wilcox	$75,858	$237,929	$90,781	$361,037	$2,597,929
Brett P. Brodnax	94,625	28,113	6,638	536,619	318,287
Mark A. Kopser	46,208	23,104	(2,118)	192,636	250,527
Philip A. Spencer	24,812	12,406	1,419	—	90,893
Niels P. Vernegaard	54,567	102,283	8,920	—	1,181,314

Deferred Compensation Plan

USPI has a deferred compensation plan that certain of its directors, executive officers and other employees participate in which allows such participants to defer a portion of their compensation to be paid upon certain specified events (including death, termination of employment, disability or some future date). Under the terms of the DCP, all amounts payable under the DCP would become immediately vested in connection with a change of control of USPI, and as a result, each participant would be entitled to be paid their full account balance upon consummation of such a transaction. Notwithstanding the foregoing, USPI amended the DCP to exclude the merger from the definition of a change of control for purposes of the DCP. As a result, the merger had no effect on the vesting of the account balance of any participant in the deferred compensation plan.

Our board of directors designates those persons who are eligible to participate in the DCP. Currently, each of Messrs. Steen, Wilcox, Brodnax, Vernegaard, Kopser and Spencer are eligible to participate in the DCP. The DCP enables participants to defer all or a portion of their bonus in a calendar year and up to 75% of their base salary, typically by making a deferral election in the calendar year prior to the year in which the bonus relates or the annual salary is otherwise payable.

Although participants are 100% vested in their deferrals of salary and bonus, USPI contributions to the DCP are subject to vesting schedules established by the compensation committee in its sole discretion (which may vary among different contributions). Notwithstanding such vesting schedules, participants will become 100% vested in their accounts under the DCP in the event of (i) retirement on or after the earlier to occur of (a) age 60 following the completion of five years of service with USPI or (b) age 65, (ii) a change in control or (iii) death.

Benefits are payable upon termination of employment. Participants may also elect, at the time they make an annual deferral, to receive a lump sum in-service distribution payable in a calendar year that is three or more years after the calendar year to which the deferral is related. A participant who elects an in-service distribution may defer the distribution for an additional five years from the original payment date so long as such election is made at least 12 months prior to the original payment date. Participants may also make an in-service withdrawal from the DCP on account of an unforeseeable emergency (as defined in the DCP). Amounts under the DCP are distributed in a lump sum cash payment, except as provided below, unless the distribution is on account of retirement at normal retirement age under the DCP. A participant can elect, at the time of a deferral under the DCP, to receive his retirement benefit in either a lump sum or pursuant to annual installments over five, 10 or 15 years. Participants may change the form of payment of their retirement benefit from a lump sum to an annual installment payment, provided such election is submitted one year prior to the participant’s retirement.

A participant’s account will be credited with earnings and losses based on returns on deemed investment options selected by the participant from a group of deemed investments established by the deferred compensation plan committee.

USPI may make a discretionary contribution on behalf of any or all participants depending upon the financial strength of USPI. The amount of the contribution, if any, is determined in the sole discretion of the compensation committee. Currently, USPI matches fifty percent of any deferral by a named executive officer, subject to a total cap on the matching contribution of five percent of the officer’s compensation.

The DCP is administered by USPI’s compensation committee. The DCP is an “unfunded” arrangement for purposes of ERISA. Accordingly, the DCP consists of a mere promise by USPI to make payments in accordance with the terms of the DCP and participants and beneficiaries have the status of general unsecured creditors of USPI. A participant’s account and benefits payable under the DCP are not assignable. USPI may amend or terminate the DCP provided that no amendment adversely affects the rights of any participant with respect to amounts that have been credited to his account under the DCP prior to the date of such amendment. Upon termination of the DCP, a participant’s account will be paid out as though the participant experienced a termination of employment on the date of the DCP’s termination or, for participants who have attained normal retirement age, in the form of payment elected by the participant.

Employment Arrangements and Agreements

Set forth below is a description of our employment agreements and other compensation arrangements with our named executive officers.

We have employment agreements with William H. Wilcox as President and Chief Executive Officer, Mark A. Kopser as Executive Vice President and Chief Financial Officer, Brett P. Brodnax as Executive Vice President and Chief Development Officer, Niels Vernegaard as Executive Vice President and Chief Operating Officer and Philip A. Spencer as Senior Vice President, Business Development.

The initial term of our employment agreement with William H. Wilcox was for two years from April 18, 2007. Thereafter, Mr. Wilcox’s employment agreement automatically renews for additional two-year terms unless at least 30 days prior to the end of a two-year term, USPI or Mr. Wilcox gives notice that it or he does not wish to extend the agreement. Mr. Wilcox is paid a base salary of $625,000 per year, subject to increase from time to time with the possibility of a bonus, determined by the compensation committee in its sole discretion.

The initial term of our employment agreements with Mark A. Kopser and Brett P. Brodnax was for one year from April 18, 2007 to April 18, 2008. Thereafter, each agreement automatically renews for additional one-year terms unless at 30 days prior to the end of a one-year term, USPI or the executive gives notice that it or he does not wish to extend the agreement. Mr. Kopser is paid a base salary of $383,000 per year and Mr. Brodnax, $525,000 per year, and each is subject to increase from time to time with the possibility of a bonus, determined by the compensation committee in its sole discretion.

The initial term of our employment agreement with Niels P. Vernegaard was for two years from April 18, 2007. Thereafter, Mr. Vernegaard’s employment agreement automatically renews for additional one-year terms unless at 30 days prior to the end of a one-year term, USPI or Mr. Vernegaard gives notice that it or he does not wish to extend the agreement. Mr. Vernegaard is paid a base salary of $448,000 per year, subject to increase from time to time with the possibility of a bonus determined by the compensation committee in its sole discretion.

The initial term of our employment agreement with Philip A. Spencer is for three years from July 29, 2009. Thereafter, Mr. Spencer’s employment agreement automatically renews for additional one-year terms unless at 30 days prior to the end of a one-year term, USPI or Mr. Spencer gives notice that it or he does not wish to extend the agreement. Mr. Spencer is paid a base salary of $340,000 per year, subject to increase from time to time with the possibility of a bonus determined by the compensation committee in its sole discretion.

Each of the employment agreements with our named executive officers also provides that if the executive is terminated for cause, or if he terminates his employment agreement without certain enumerated good reasons, we shall pay to him any accrued or unpaid base salary through the date of his termination. In addition, if we terminate the employment without cause or upon failure to renew his employment agreement, or if he terminates his employment for certain enumerated good reasons, we will (i) continue to pay him his base salary at the rate in effect on the date of his termination for twelve months; (ii) continue his health insurance benefits for 12 months following his date of termination (24 months for Mr. Wilcox) or the economic equivalent thereof if such continuation is not permissible under the terms of our health insurance plan; and (iii) pay him a good faith estimate of the bonus he would have received had he remained employed through the end of the fiscal year in which his termination occurred. Our obligations set forth in items (i) to (iii) above are conditioned on the executive signing a release of claims and the continued performance of his continuing obligations under his employment agreement.

In connection with the consummation of the merger and the adoption of our Parent’s equity plan, certain of our executive officers, including our named executive officers, were awarded restricted shares of our Parent’s common stock under the equity plan pursuant to an agreement between each such named executive officer and our Parent. Pursuant to these restricted stock award agreements with our named executive officers, upon termination of such named executive officer’s employment for any reason (including, without limitation, as a result of death, disability, incapacity, retirement, resignation, or dismissal with or without cause), any vested shares as of the date of such termination shall remain vested shares and no additional shares will become vested after the date of such termination unless USPI consummates a change of control within 180 days after such named executive officer’s termination, in which case, such unvested shares shall become fully vested if such awards would have become fully vested had such named executive officer not been terminated on the date of such change of control as described below. Additionally, pursuant to such restricted stock award agreements with our named executive officers, all unvested restricted shares vest in full upon a change of control if, as a result of such change of control, Welsh Carson shall have disposed of all of its shares of our Parent acquired in connection with the merger and received its cost basis in such shares plus a return of at least 100%. In the event such restricted shares do not vest on such change of control, then such restricted shares shall be forfeited upon the closing of such change of control.

Potential Payments Upon Termination or Change of Control

The following table sets forth for each named executive officer potential post-employment payments and payments on a change in control and assumes that the triggering event took place on December 31, 2011.

Name	Cash Severance Payment		Accrued Bonus(1)(2)	Benefits(3)		Accelerated Vesting upon Change of Control(4)
William H. Wilcox	$1,300,000	(5)	$110,625	$14,088	(5)	$7,779,153
Brett P. Brodnax	525,000	(6)	69,938	6,744	(6)	3,322,062
Mark A. Kopser	383,000	(6)	55,887	9,108	(6)	2,901,551
Philip A. Spencer	340,000	(6)	50,063	9,108	(6)	677,500
Niels P. Vernegaard	448,000	(6)	65,950	7,944	(6)	2,968,000

(1)	Amounts are based on the bonus amount paid with respect to 2011.
(2)	Amounts will be paid at such time as annual bonuses are payable to other executive and officers of USPI in accordance with USPI’s normal payroll practices.
(3)

Amounts consist of the cost to continue to pay such named executive officer’s health insurance benefits for the designated term or the economic equivalent thereof if such continuation is not permissible under the terms of the USPI’s health insurance plan.

(4)

Pursuant to the restricted stock award agreements with our named executive officers, all unvested restricted shares of our Parent’s common stock will vest in full upon a change of control if, as a result of such change of control, Welsh Carson shall have disposed of all of its shares of our Parent acquired in connection with the merger and received its cost basis in such shares plus a return of at least 100%. A change of control is not defined to include an initial public offering of our stock. In the event such restricted shares do not vest on such change of control, then such restricted shares shall be forfeited upon the closing of such change of control transaction. The results in this column are the result of multiplying the total possible number of restricted shares of our Parent’s common stock that vest upon a change of control by $2.71 per share. Because there is no active trading market for our common stock, we rely on members of the compensation committee and Welsh Carson to determine in good faith the fair value of our common stock. As of December 31, 2011, this value was determined to be $2.71 per share of common stock. Neither USPI, USPI Holdings, Inc. nor USPI Group Holdings, Inc. has any class of equity securities registered under Section 12 of the Exchange Act.

(5)	Amounts to be paid over twenty-four months.
(6)	Amounts to be paid over twelve months.

Director Compensation

The chairman and members of our board of directors who are also officers or employees of USPI, affiliates of Welsh Carson and Mr. Allison do not receive compensation for their services as directors. At Mr. Allison’s direction, his compensation for his service as a director are paid to his employer Baylor. The other directors (“non- employee directors”) receive cash compensation in the amount of $30,000 per year and are eligible to participate in our group insurance benefits. If a non-employee director elects to participate, the director will pay the full cost of such benefits. Non-employee directors also receive the following for all meetings attended: $2,500 per board meeting, $1,250 per telephonic meeting, $3,000 per audit committee meeting and $1,000 per other committee meeting. In addition, the audit committee chairman is paid a retainer of $20,000 per year.

The following table sets forth the compensation paid to our non-employee directors in 2011.

2011 Non-Employee Director Compensation Table

Name	Fees Earned or Paid in Cash	Stock Awards(1)	All Other Compensation(2)	Total
Joel T. Allison	$—	$—	$—	$—
John C. Garrett, M.D.	46,500	74,000	18,500	139,000
James Ken Newman	46,500	74,000	18,500	139,000
Boone Powell, Jr.	37,500	74,000	18,500	130,000
Raymond A. Ranelli	65,250	74,000	18,500	157,750

(1)

We account for the cost of stock-based compensation awarded under the 2007 Equity Incentive Plan adopted by our Parent under which the cost of equity awards to employees is measured by the aggregate grant date fair value of the awards on their grant date calculated in accordance with the FASB’s Accounting Standards Codification Topic 718. No forfeitures occurred during 2011. On July 1, 2011 a grant of 40,000 restricted shares was made to each of Parent’s non-employee directors. The shares vest 25% per year over four years. These restricted shares were valued at $1.85 per share equal to the fair value per share of common stock as determined by the compensation committee.

(2)	Non-employee directors were issued a cash stipend of $18,500 in connection with the stock awards issued in July 2011.

Compensation Risk Assessment

At the request of the Compensation Committee, management conducted an assessment of the Company’s compensation plans to determine whether such plans encourage excessive or inappropriate risk taking by our employees. This assessment included a review of the risk characteristics of our business and the design of our compensation plans. Although a significant portion of our executive compensation program is performance-based, the Compensation Committee has focused on aligning the Company’s compensation plans with the long-term interests of the Company and its stockholders and avoiding rewards or incentive structures that could encourage unnecessary risks to the Company.

Management reported its findings from this assessment to the Compensation Committee. The Compensation Committee agreed that the Company’s compensation plans do not encourage excessive or inappropriate risk taking and are not reasonably likely to have a material, adverse effect on the Company.

Compensation Committee Interlocks and Insider Participation

The compensation committee of the board of directors consists of Messrs. Queally (Chairman) and Mackesy. None of such persons are officers or employees or former officers or employees of the Company. None of the executive officers of the Company served as a member of the compensation committee of any other company during 2011.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND

RELATED STOCKHOLDER MATTERS

USPI does not issue any of its equity securities in conjunction with an equity compensation plan. See “Executive Compensation—Restricted Stock and Option Plan,” for a discussion of Parent’s equity compensation plan.

All of the issued and outstanding stock of USPI is owned by Holdings, which in turn is wholly-owned by Parent. The following table sets forth information as of August 1, 2012, with respect to the beneficial ownership of the capital stock of our Parent by (i) our chief executive officer and each of the other named executive officers, (ii) each of our directors, (iii) all of our directors and executive officers as a group and (iv) each holder of five percent (5%) or more of any class of our Parent’s outstanding capital stock.

Except as described in the agreements mentioned above or as otherwise indicated in a footnote, each of the beneficial owners listed has, to our knowledge, sole voting, dispositive and investment power with respect to the indicated shares of common stock beneficially owned by them. Unless otherwise indicated in a footnote, the address for each individual listed below is c/o United Surgical Partners International, Inc. 15305 Dallas Parkway, Suite 1600, Addison, Texas 75001.

Name of Beneficial Owner(1)	Common Shares Beneficially Owned	Percent of Outstanding Common Shares	Participating Preferred Shares Beneficially Owned	Percent of Outstanding Participating Preferred Shares
Welsh, Carson, Anderson & Stowe(2)	136,448,356	84.2%	17,326,775	96.3%
California State Teacher’s Retirement System(3)	22,183,099	13.7%	2,816,901	15.7%
CPP Investment Board (USRE II) Inc.(4)	26,619,718	16.4%	3,380,282	18.8%
Silvertech Investment PTE Ltd(5)	8,873,239	5.5%	1,126,761	6.3%
Donald E. Steen(6)	1,421,127	*	78,873	*
William H. Wilcox(7)	6,488,790	4.0%	157,746	*
Brett P. Brodnax(8)	2,388,811	1.5%	27,042	*
Mark A. Kopser(9)	2,364,345	1.5%	56,338	*
Niels P. Vernegaard(10)	2,007,194	1.2%	7,872	*
Philip A. Spencer(11)	500,000	*	—	*
Joel T. Allison	—	—	—	—
Michael E. Donovan(12)(13)	80,000	*	—	—
John C. Garrett, M.D.(13)	213,095	*	16,901	*
D. Scott Mackesy(12)(13)	80,000	*	—	—
James K. Newman(13)	257,463	*	22,535	*
Boone Powell, Jr.	—	—	—	—
Paul B. Queally (12)(14)	255,457	*	22,281	*
Raymond A. Ranelli(13)	137,363	*	7,885	*
All directors and executive officers as a group(15)	16,193,645	10.0%	397,473	2.2%

*	Less than one percent
(1)	Unless otherwise indicated, the principal executive offices of each of the beneficial owners identified are located at 15305 Dallas Parkway, Suite 1600, Addison, Texas 77001.
(2)

Represents (A) 54,671,610 common shares and 6,942,423 participating preferred shares held by Welsh Carson over which Welsh Carson has sole voting and investment power, (B) 25,200 common shares and 3,200 participating preferred shares held by WCAS Management Corporation, an affiliate of Welsh Carson, over which WCAS Management Corporation has sole voting and investment power, (C) an aggregate 1,462,785 common shares and 185,752 participating preferred over which individuals who are general partners of WCAS X Associates LLC, the sole general partner of Welsh Carson, and/or otherwise employed by an affiliate of Welsh, Carson, Anderson & Stowe have voting and investment power, and (D) an aggregate 80,288,761 common shares and 10,195,400 participating preferred shares held by other co-investors, over which Welsh Carson has sole voting power. WCAS X Associates LLC, the sole general partner of Welsh Carson and the individuals who serve as general partners of WCAS X Associates LLC, including D. Scott Mackesy, Paul B. Queally and Michael E. Donovan, may be deemed to beneficially own the shares beneficially owned by Welsh Carson. Such persons disclaim beneficial ownership of such shares. The principal executive offices of Welsh, Carson, Anderson & Stowe are located at 320 Park Avenue, Suite 2500, New York, New York 10022.

(3)

Such beneficial owner has granted to Welsh Carson sole voting power over its shares. The principal executive offices of such beneficial owner is 7667 Folsom Blvd., Suite 250, Sacramento, California 95826.

(4)

Such beneficial owner has granted to Welsh Carson sole voting power over its shares. The principal executive offices of such beneficial owner is One Queen Street East, Suite 2600, Toronto, Ontario, M5C 2W5, Canada.

(5)

Such beneficial owner has granted to Welsh Carson sole voting power over its shares. The principal executive offices of such beneficial owner is 255 Shoreline Drive, Suite 600, Redwood City, California 94065.

(6)

Includes 100,000 common shares owned by the Michelle Ann Steen Trust and 100,000 common shares owned by the Marcus Anthony Steen Trust for which, in each case, Mr. Steen acts as a trustee and has voting and investment power over such shares. Such shares are subject to restrictions on transfer set forth in a restricted stock award agreement entered into at the time of the consummation of the merger. Also included are another 600,000 common shares which are subject to restrictions on transfer set forth in a restricted stock award agreement entered into at the time of the consummation of the merger.

(7)	Includes 5,246,536 common shares which are subject to restrictions on transfer set forth in a restricted stock award agreement entered into at the time of the consummation of the merger.
(8)	Includes 2,175,853 common shares which are subject to restrictions on transfer set forth in a restricted stock award agreement entered into at the time of the consummation of the merger.
(9)	Includes 1,920,683 common shares which are subject to restrictions on transfer set forth in a restricted stock award agreement entered into at the time of the consummation of the merger.
(10)	Includes 1,945,203 common shares which are subject to restrictions on transfer set forth in a restricted stock award agreement entered into at the time of the consummation of the merger.
(11)	Includes 500,000 common shares which are subject to restrictions on transfer set forth in a restricted stock award agreement entered into at the time of initial employment with USPI.
(12)

Does not include (A) 54,671,610 common shares or 6,942,423 participating preferred shares owned by Welsh Carson, or (B) 25,200 common shares or 3,200 participating preferred shares owned by WCAS Management Corporation. Messrs Queally, Mackesy and Donovan, as general partners of WCAS X Associates LLC, the sole general partner of Welsh Carson, and officers of WCAS Management Corporation, may be deemed to beneficially own the shares beneficially owned by Welsh Carson and WCAS Management Corporation. Each of Messrs Queally, Mackesy and Donovan disclaims beneficial ownership of such shares. The principal executive offices of Messrs Queally, Mackesy and Donovan are located at 320 Park Avenue, Suite 2500, New York, New York 10022.

(13)	Includes 80,000 common shares which are subject to restrictions on transfer set forth in a restricted stock award agreement.
(14)

Includes (A) an aggregate 3,090 common shares and 393 preferred shares owned by certain trusts established for the benefit of Mr. Queally’s children for which, in each case, Mr. Queally acts as a trustee and has voting and investment power over such shares and (B) 80,000 common shares which are subject to restrictions on transfer set forth in a restricted stock awards agreement.

(15)

Does not include (A) 54,671,610 common shares or 6,942,423 participating preferred shares owned by Welsh Carson, or (B) 25,200 common shares or 3,200 participating preferred shares owned by WCAS Management Corporation. Includes an aggregate 12,361,836 common shares which are subject to restrictions on transfer set forth in restricted stock award agreements entered into at the time of the consummation of the merger.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

This section describes certain relationships and transactions involving us and certain of our directors, executive officers, and other related parties. We believe that all the transactions described herein are upon fair and reasonable terms no less favorable than could be obtained in comparable arm’s length transactions with unaffiliated third parties under the same or similar circumstances.

Arrangements with Our Investors

Welsh Carson, its co-investors and the rollover stockholders entered into agreements described below with our Parent. Welsh Carson’s co-investors includes individuals and entities invited by Welsh Carson to participate in our Parent’s financings such as affiliated investment funds, individuals employed by affiliates of Welsh Carson and limited partners of Welsh Carson.

Stockholders Agreement

The stockholders agreement contains certain restrictions on the transfer of equity securities of our Parent and provides certain stockholders with certain preemptive and information rights.

Management Agreement

In connection with the merger, USPI entered into a management agreement with WCAS Management Corporation, an affiliate of Welsh Carson, pursuant to which WCAS Management Corporation will provide management and financial advisory services to us. WCAS Management Corporation receives an annual management fee of $2.0 million, of which $1.0 million will be payable in cash on an annual basis and the remainder will accrue annually over time, and annual reimbursement for out-of-pocket expenses incurred in connection with the provision of such services.

Other Arrangements with Directors and Executive Officers

Restricted Stock and Option Plan

In connection with the merger, our Parent adopted a new restricted stock and option plan. Members of our management, including some of those who are participating in the merger as rollover stockholders, received awards under this plan.

Employment Agreements

Each of the named executive officers of USPI has employment agreements with us.

Other Arrangements

We have entered into agreements with certain majority and minority owned surgery centers to provide management services. As compensation for these services, the surgery centers are charged management fees which are either fixed in amount or represent a fixed percentage of each center’s net revenue less bad debt. The percentages range from 3% to 8%. Amounts recognized under these agreements, after elimination of amounts from consolidated surgery centers, totaled approximately $60.0 million, $52.1 million and $45.2 million in 2011, 2010 and 2009, respectively, and are included in management and contract service revenue in our consolidated statements of operations.

We regularly engage in purchases and sales of ownership interests in our facilities. We operate 30 surgical facilities in partnership with the Baylor Health Care System (Baylor) and local physicians in the Dallas/Fort Worth area. Baylor’s Chief Executive Officer is a member of our board of directors. The following table summarizes transactions with Baylor during 2011 and 2009. We had no such transactions in 2010. We believe that the sale prices were approximately the same as if they had been negotiated on an arms’ length basis, and the prices equaled the value assigned by an external appraiser who valued the businesses immediately prior to the sale.

Date	Facility Location	Proceeds	Gain
August 2011	Dallas, Texas[1]	$1.6 million	$	— million

December 2009	Dallas, Texas[2]	$1.2 million		$0.3 million
December 2009	Fort Worth, Texas[3]	2.4 million		0.1 million

Total		$3.6 million		$0.4 million

(1)	Baylor acquired a controlling interest in this facility. We continue to account for this facility under the equity method of accounting.
(2)	Baylor acquired a controlling interest in a facility from us, which transferred control of the facility to Baylor. We now account for this facility under the equity method of accounting.
(3)	Baylor acquired a controlling interest in two facilities. We continue to account for these facilities under the equity method of accounting.

Additionally, we derived approximately 3% of our revenues and approximately 46% of our equity in earnings of unconsolidated affiliates in 2011 from our joint venture with Baylor.

Marc Steen, the son of Donald E. Steen, is employed by USPI as Vice President, Development. During 2011, Marc Steen earned approximately $206,500 in salary and bonus. Additionally, $84,736 of relocation expenses were paid by USPI on behalf of Marc Steen.

Blake Allison, the son of Joel T. Allison, is employed by USPI as a Vice President. During 2011, Blake Allison earned approximately $170,000 in salary and bonus. Additionally, $32,311 of relocation expenses were paid by USPI on behalf of Blake Allison.

USPI does not have a written policy on related party transactions, however, the audit and compliance committee will review and approve all related party transactions required to be reported pursuant to item 404(a) of Regulation S-X.

Neither the Company, UPSI Holdings, Inc. nor USPI Group Holdings, Inc. are listed on a national securities exchange or in an automated inter-dealer quotation system of a national securities association, and we are not subject to either the listing standards of the New York Stock Exchange or the NASDAQ Rules. For the purposes of the following determinations of director independence, we have chosen to use the NASDAQ Rules. Using such Rules, we have determined that each of the directors on our board of directors are independent for general board service, except Messrs. Steen, Wilcox, Mackesy, Queally, Donovan and Allison.

Our board of directors has a separately designated, standing audit and compliance committee comprised of the following members of the board: Messrs. Ranelli (Chairman), Donovan, Garrett and Newman. Under the NASDAQ Rules, Messrs. Ranelli, Garrett and Newman would be considered independent for the purposes of audit and compliance committee service.

Our board of directors also has a separately designated, standing compensation committee comprised of the following members of the board: Messrs. Queally (Chairman) and Mackesy. Under the NASDAQ Rules, Messrs. Queally and Mackesy would not be considered independent for the purposes of compensation committee service.

DESCRIPTION OF OTHER INDEBTEDNESS

Following is a description of our other indebtedness.

Description of Senior Secured Credit Facility

General

In connection with the outstanding notes offering, we amended our existing senior secured credit facility in order to, among other things, extend the maturity of a portion of the existing term loan facility, add a new tranche of term loans and refinance the existing revolving credit facility. Set forth below is a summary of the terms of our senior secured credit facility after giving effect to the amendment. Such summary is not complete and is qualified in its entirety by reference to the complete text of the credit agreement and security agreements.

The amended senior secured credit facility provides for senior secured financing of up to $956.8 million, consisting of

•	$144.4 million of non-extended term loans maturing in 2014;

•	$312.4 million of extended term loans maturing in 2017;

•	$375.0 million of new term loans maturing in 2019; and

•	a $125.0 million revolving credit facility maturing in 2017, including a $20.0 million letter of credit sub-facility and a $20.0 million swingline loan sub-facility.

The credit agreement governing our senior secured credit facility permits us to request additional tranches of term loans, additional commitments to the revolving credit facility and additional tranches of revolving commitments in an aggregate amount not exceeding (i) $200 million, minus the amount of certain permitted other indebtedness plus (ii) an amount, the net proceeds of which are either (x) in the case of incremental term commitments, applied to the prepayment of term loans or (y) in the case of incremental revolving commitments, accompanied by a permanent reduction of commitments, in each case subject to certain conditions, including the absence of a default, and our pro forma compliance with the financial covenant. The lenders under these facilities are not under any obligation to provide any such incremental commitments or loans and any such addition of or increase in commitments or loans will be subject to certain customary conditions precedent.

All borrowings under our amended senior secured credit facility are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

Proceeds of the new term loans, together with other sources of funds, were used to finance the transactions and related fees and expenses. Proceeds of revolving loans borrowed after the closing date of the transactions, swingline loans and letters of credit are and will continue to be used for working capital and other general corporate purposes.

Interest and Fees

The interest rates per annum applicable to loans, other than swingline loans, under our senior secured credit facility are, at our option, equal to either an alternate base rate or an adjusted LIBO rate for a one, two, three or six month interest period (or a nine or 12 month period if available) in each case, plus an applicable margin percentage. The alternate base rate is the greater of (1) the Administrative Agent’s base rate or (2) 0.5% over the weighted average of the rates on overnight Federal funds transactions as published by the Federal Reserve Bank of New York. The adjusted LIBO rate is determined by reference to settlement rates established for deposits in dollars in the London interbank market for a period equal to the interest period of the loan and the maximum reserve percentages established by the Board of Governors of the U.S. Federal Reserve to which our lenders are subject.

The applicable margin percentage for non-extended term loans is 1.00% per annum for alternate base rate term loans and 2.00% per annum for adjusted LIBO rate term loans. The applicable margin percentage for extended term loans, new term loans and revolving loans is determined prior to the consummation of the Transactions.

Swingline loans bear interest at the interest rate applicable to alternate base rate revolving loans. We are required to pay a quarterly commitment fee in respect of any unused commitments under the revolving credit facility. We also pay customary fees and expenses in connection with letters of credit.

Prepayments

Subject to exceptions, our senior secured credit facility requires mandatory prepayments of term loans in amounts equal to:

•	50% (subject to reduction based upon our leverage ratio) of our annual excess cash flow;

•	100% of the net cash proceeds from asset sales and casualty and condemnation events, subject to reinvestment rights and certain other exceptions; and

•	100% of the net cash proceeds from certain issuances or incurrences of debt.

Voluntary prepayments of extended and new term loans in connection with repricing transactions on or prior to the first anniversary of the closing date are be subject to a call premium of 1.0%. Otherwise, voluntary prepayments of loans under our senior secured credit facility and voluntary reductions of revolving credit commitments are permitted, in whole or in part, in minimum amounts without premium or penalty, other than customary breakage costs with respect to adjusted LIBOR rate loans.

Amortization of Principal

Each term loan under our senior secured credit facility amortizes each year in an amount of 1% per annum in equal quarterly installments, with the balance payable at the final maturity of such term loan facility. The revolving credit facility is not subject to amortization.

Collateral and Guarantors

The obligations under our senior secured credit facility are guaranteed by USPI Holdings, Inc. and our current and future direct and indirect wholly-owned domestic subsidiaries, subject to certain exceptions, and will be secured by a first priority security interest in those guarantors’ existing and future real and personal property, including accounts receivable, inventory, equipment, general intangibles, intellectual property, investment property and cash, as well as a first priority pledge of our capital stock, the capital stock of each of our wholly-owned domestic subsidiaries and 65% of the capital stock of certain of our foreign subsidiaries that are directly owned by us or one of our wholly-owned domestic subsidiaries, subject to certain exceptions.

Restrictive Covenants and Other Matters

The credit agreement governing our senior secured credit facility requires that we comply on a quarterly basis with a secured leverage financial covenant if there are any revolving loans or swingline loans outstanding or letters of credit in excess of $7.5 million, and is subject to waiver by required lenders under our revolving credit facility. In addition, our senior secured credit facility includes, subject to significant exceptions, certain negative covenants restricting or limiting our ability and the ability of our subsidiaries, to, among other things:

•	incur, assume or permit to exist additional indebtedness or guarantees;

•	incur liens and engage in sale leaseback transactions;

•	make loans, investments and other advances;

•	declare dividends, make payments or redeem or repurchase capital stock;

•	engage in mergers, acquisitions and other business combinations;

•	prepay, redeem or repurchase certain indebtedness including the notes;

•	amend or otherwise alter terms of certain indebtedness including the notes;

•	enter into agreements limiting subsidiary distributions;

•	sell assets;

•	engage in certain transactions with affiliates; or

•	alter the business that we conduct.

The credit agreement governing our senior secured credit facility contains certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of certain guaranty or security documents supporting our senior secured credit facility to be in full force and effect and certain changes of control. If such an event of default occurs, the lenders under our senior secured credit facility would be entitled to take various actions, including the acceleration of amounts due under our senior secured credit facility and all actions permitted to be taken by a secured creditor.

DESCRIPTION OF EXCHANGE NOTES

General

The outstanding notes were initially issued by a newly formed, wholly-owned subsidiary of USPI Group Holdings, Inc., USPI Finance Corp. (“USPI Finance”). Upon consummation of the U.K. Spin-off and the outstanding notes offering, USPI Finance merged with and into United Surgical Partners International, Inc. (“USPI”), with USPI being the surviving corporation.

You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” In this description, (1) the term “Issuer” refers only to (a) prior to the consummation of the merger of USPI Finance and USPI, USPI Finance and not to any of its subsidiaries and (b) from and after the consummation of the merger of USPI Finance and USPI, USPI and not to any of its subsidiaries, (2) the terms “we,” “our” and “us” refer collectively to (a) prior to the consummation of the merger of USPI Finance and USPI, USPI Finance and not to any of its subsidiaries and (b) from and after the consummation of the merger of USPI Finance and USPI, USPI and its consolidated Subsidiaries and (3) the term “notes” refers collectively to the outstanding notes and the exchange notes.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Exchange Notes versus Outstanding Notes

The outstanding notes were issued under the indenture dated as of April 3, 2012 among USPI Finance and U.S. Bank, National Association, as trustee (the “indenture”) to which USPI and the Guarantors became a party upon the execution of a joinder to the Purchase Agreement (the “Purchase Agreement Joinder”). The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The exchange notes will be governed by the indenture. The terms of the exchange notes are substantially identical in all material respects to the outstanding notes except that the exchange notes will be registered under the Securities Act and will not contain terms with respect to registration rights under the Securities Act, transfer restrictions or additional interest.

The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because the indenture, and not this description, defines your rights as holders of the notes. Copies of the indenture are available as set forth below under “—Additional Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture.

Brief Description of the Notes and the Subsidiary Guarantees of the Notes

The Notes

The notes:

•	are general unsecured, senior obligations of the Issuer;

•	rank equally in right of payment with all existing and future Pari Passu Indebtedness of the Issuer, including Indebtedness under the Credit Agreement;

•	are effectively subordinated to all Secured Indebtedness of the Issuer (including Indebtedness under the Credit Agreement), to the extent of the value of the assets securing such Secured Indebtedness;

•	are structurally subordinated to all existing and future Indebtedness, claims of holders of preferred stock and other liabilities of Non-Guarantor Subsidiaries;

•	are senior in right of payment to any future Subordinated Indebtedness of the Issuer; and

•

are initially guaranteed on a senior unsecured basis by each Restricted Subsidiary that incurs or guarantees Indebtedness under the Credit Agreement and in the future by each wholly-owned domestic Restricted Subsidiary that incurs or guarantees Indebtedness under the Credit Agreement.

The Subsidiary Guarantees

The Guarantors, as primary obligors and not merely as sureties, will jointly and severally irrevocably and unconditionally guarantee, on a senior basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuer under the indenture and the notes, whether for payment of principal of, premium, if any, interest on the notes, or Additional Interest, if any, expenses, indemnification or otherwise, on the terms set forth in the indenture.

The notes will be guaranteed by each of the Issuer’s current Domestic Subsidiaries, other than those that are Non-Guarantor Subsidiaries, as long as they remain Restricted Subsidiaries. Future Restricted Subsidiaries (other than Non-Guarantor Subsidiaries) that are guarantors under the Credit Agreement will also become Guarantors under the indenture governing the notes.

The guarantee of each Guarantor of the notes:

•	will be a general unsecured, senior obligation of that Guarantor;

•	will rank equally in right of payment with all existing and future Pari Passu Indebtedness of that Guarantor, including guarantees of Indebtedness under the Credit Agreement;

•

will be effectively subordinated to all Secured Indebtedness of that Guarantor (including Indebtedness under the Credit Agreement), to the extent of the value of the assets securing such Secured Indebtedness;

•	will be structurally subordinated to all existing and future Indebtedness, claims of holders of preferred stock and other liabilities of Non-Guarantor Subsidiaries; and

•	will be senior in right of payment to any future subordinated Indebtedness of that Guarantor.

The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law and, therefore, are limited to the amount that such Guarantor could guarantee without such Subsidiary Guarantee constituting a fraudulent conveyance; this limitation, however, may not be effective to prevent such Subsidiary Guarantee from constituting a fraudulent conveyance. If a Subsidiary Guarantee was rendered voidable, it could be subordinated by a court to all other Indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and, depending on the amount of such Indebtedness, a Guarantor’s liability on its Subsidiary Guarantee could be reduced to zero. See “Risk Factors—Risks Related to the Exchange Notes—U.S. federal and state fraudulent transfer laws may permit a court to void the exchange notes and/or the guarantees and, if that occurs, you may not receive any payment on the exchange notes.”

As of June 30, 2012, the Issuer and the Guarantors have total Pari Passu Indebtedness of $831.8 million, including $830.2 million of borrowings under the Credit Facilities. The indenture will permit us and the Guarantors to incur additional Pari Passu Indebtedness.

Upon consummation of the Transactions all of our Subsidiaries were “Restricted Subsidiaries.” The Restricted Subsidiaries that guarantee the Credit Agreement will initially guarantee the notes. None of the Non-Guarantor Subsidiaries, including our Foreign Subsidiaries, will guarantee the notes.

Substantially all of our operations are conducted through Non-Guarantor Subsidiaries. Holders of the notes will only be creditors of the Issuer and the Guarantors, and not of our Non-Guarantor Subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of the Non-Guarantor Subsidiaries, the Non-Guarantor

Subsidiaries will pay the holders of their debt, including their trade creditors, secured creditors and creditors holding indebtedness or guarantees issued by those subsidiaries, before they will be able to distribute any of their assets to us. As a result, all the existing and future liabilities of our Non-Guarantor Subsidiaries, including any claims of trade creditors, will be effectively senior to the exchange notes.

As of June 30, 2012, the Non-Guarantor Subsidiaries had approximately $64.2 million of indebtedness outstanding (excluding debt owing to the Issuer and the Guarantors). Our Non-Guarantor Subsidiaries have other liabilities, including contingent liabilities, that may be significant. Although the indenture contains limitations on the amount of additional Indebtedness that we and the Restricted Subsidiaries may incur, the amounts of this Indebtedness could be substantial. In addition, because the indenture does not materially limit our ability to purchase equity interests of other equity investors in our Qualified Restricted Subsidiaries, the holders of those interests may have the ability to obtain a return on their investment senior to the holders of the notes. Our ability to service our debt, including the notes, is dependent upon the earnings of our Non-Guarantor Subsidiaries and their ability to distribute those earnings to us. See “Risk Factors—Risks Relating to the Exchange Notes.”

Under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture and will not guarantee the notes.

Each Guarantor that makes a payment under its Subsidiary Guarantee will be entitled upon payment in full of all guaranteed obligations under the indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

A Subsidiary Guarantee of a Guarantor shall provide by its terms that it shall be automatically and unconditionally released and discharged upon:

(1) (a) any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or otherwise) to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Restricted Subsidiary of the Issuer (other than a Non-Guarantor Subsidiary), if the sale or other disposition is made in compliance with the applicable provisions of the indenture;

(b) any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Restricted Subsidiary of the Issuer (other than a Non-Guarantor Subsidiary), after which the applicable Guarantor is no longer a Restricted Subsidiary;

(c) the proper designation of any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary or a Non-Guarantor Subsidiary in accordance with the applicable provisions of the indenture;

(d) the release or discharge of the guarantee by such Guarantor of the Credit Agreement or the guarantee which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee; or

(e) the Issuer exercising its legal defeasance option or covenant defeasance option or the Issuer’s obligations under the indenture being satisfied and discharged in accordance with the terms of the indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

(2) such Guarantor delivering to the trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent provided for in the indenture relating to such transaction have been complied with.

If any Guarantor is released from its Subsidiary Guarantee, any of its Subsidiaries that are Guarantors will be released from their Subsidiary Guarantees, if any.

Principal, Maturity and Interest

The Issuer issued $440.0 million in aggregate principal amount of the outstanding notes in connection with the Transactions. We may issue additional notes other than the notes under the indenture from time to time. Any issuance of additional notes other than the notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” The notes offered by the Issuer and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including waivers, amendments, redemptions and offers to purchase; provided that, if any additional notes subsequently issued are not fungible for U.S. federal income tax purposes or securities law purposes with any notes previously issued, such additional notes shall trade separately from such previously issued notes under a separate CUSIP number but shall otherwise be treated as a single class with all other notes issued under the indenture. Unless the context requires otherwise, references to “notes” for all purposes of the indenture and this “Description of Exchange Notes” include any additional notes that are actually issued. We will issue notes in denominations of $2,000 and integral multiples of $1,000. The notes will mature on April 1, 2020.

Interest on the notes will accrue at the rate of 9.000% per annum and will be payable semiannually in arrears on April 1 and October 1, commencing on October 1, 2012 (or, in the case of the exchange notes, on the interest payment date next occurring after issuance of the exchange notes). Interest on overdue principal, interest and Additional Interest, if any, will accrue at a rate equal to the then applicable interest rate on the notes to the extent lawful. The Issuer will make each interest payment to the holders of record on the immediately preceding March 15 or September 15.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

Principal of, premium, if any, and interest and Additional Interest on the notes will be payable, and the notes may be exchanged or transferred, at the office or agency of the Issuer in the Borough of Manhattan, The City of New York (which initially will be an office of an affiliate of the trustee in New York, New York); provided, however, payment of interest and Additional Interest may, at the option of the Issuer, be made by check mailed to the address of the holders as such address appears in the register of holders, and in addition, if a holder of certificated notes has given wire transfer instructions to us no later than 30 days prior to the record date for a payment, the Issuer will make such payment of principal of, premium, if any, and interest and Additional Interest on such holder’s notes in accordance with those instructions. Payment of principal of, premium, if any, and interest and Additional Interest on, notes in global form registered in the name of or held by DTC or any successor depositary or its nominee will be made by wire transfer of immediately available funds to such depositary or its nominee, as the case may be, as the registered holder of such global note.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. The Issuer may change the paying agent or registrar without prior notice to the holders of the notes, and the Issuer or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes held in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. No service charge will be made for any registration of transfer or exchange of notes, but the Issuer may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. The Issuer will not be required to transfer or exchange any note selected for redemption. Also, the Issuer will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Optional Redemption

At any time prior to April 1, 2015, the Issuer may, upon notice as described under the heading “Selection and Notice,” on any one or more occasions, redeem up to 40% of the aggregate principal amount of notes issued under the indenture at a redemption price of 109.000% of the aggregate principal amount, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings by the Issuer or a contribution to the equity capital of the Issuer (other than Disqualified Stock) from the net proceeds of one or more Equity Offerings by Holdings or any other direct or indirect parent of the Issuer (in each case, other than Excluded Contributions); provided that:

(1) at least 50% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by the Issuer and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering or equity contribution.

Except pursuant to the preceding paragraph and the second succeeding paragraph, the notes will not be redeemable at the Issuer’s option prior to April 1, 2015.

On or after April 1, 2015, the Issuer may redeem all or a part of the notes, upon notice as described under the heading “Selection and Notice,” at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2015	106.750%
2016	104.500%
2017	102.250%
2018 and thereafter	100.000%

Before April 1, 2015, the Issuer may also redeem all or any portion of the notes, upon notice as described under the heading “Selection and Notice,” at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued and unpaid interest thereon, if any, to, the date of redemption (a “Make-Whole Redemption Date”), subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date.

“Applicable Premium” means, with respect to any note on any Make-Whole Redemption Date, the greater of (i) 1.0% of the principal amount of such note and (ii) the excess of (A) the present value at such Make-Whole Redemption Date of (1) the redemption price of such note at April 1, 2015 (exclusive of accrued interest), plus (2) all scheduled interest payments due on such note from the Make-Whole Redemption Date through April 1, 2015 computed using a discount rate equal to the Treasury Rate at such Make-Whole Redemption Date, plus 50 basis points over (B) the principal amount of such note.

“Treasury Rate” means, with respect to any Make-Whole Redemption Date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to such Make-Whole Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such Make-Whole Redemption Date to April 1, 2015; provided, however, that if the period from such Make-Whole Redemption Date to April 1, 2015 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from such Make-Whole Redemption Date to April 1, 2015 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Mandatory Redemption

The Issuer is not required to make any mandatory redemption or sinking fund payments with respect to the exchange notes. However, under certain circumstances, the Issuer may be required to offer to purchase notes as described under the caption “Repurchase at the Option of Holders.” We may at any time and from time to time purchase notes in the open market or otherwise.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require the Issuer to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, the Issuer will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Additional Interest, if any, on the notes repurchased to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuer will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, the Issuer will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officer’s certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Issuer.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any. The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require the Issuer to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that the Issuer repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Issuer will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Issuer and purchases all notes properly tendered and not withdrawn under the Change of Control Offer or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Issuer and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Issuer to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Issuer and its Subsidiaries taken as a whole to another Person or group may be uncertain.

The Credit Agreement limits, and future credit agreements or other agreements relating to Indebtedness to which the Issuer (or one of its affiliates) becomes a party may prohibit or limit, the Issuer from purchasing any notes as a result of a Change of Control. In the event a Change of Control occurs at a time when the Issuer is contractually prohibited from purchasing the notes, the Issuer could seek the consent of its lenders to permit the purchase of the notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuer does not obtain such consent or repay such borrowings, the Issuer will remain contractually prohibited from purchasing the notes. In such case, the Issuer’s failure to purchase tendered notes would constitute a Default under the indenture. The Credit Agreement provides, and future credit agreements or other agreements relating to Indebtedness to which the Issuer (or one of its affiliates) becomes a party may provide, that certain change of control events with respect to the Issuer would constitute a default thereunder (including a Change of Control under the indenture). If we experience a change of control event that triggers a default under our Credit Agreement, we could seek a waiver of such default or seek to refinance our Credit Agreement. In the event we do not obtain such a waiver or refinance the Credit Agreement, such default could result in amounts outstanding under our Credit Agreement being declared due and payable. Our ability to pay cash to the holders of notes following the occurrence of a Change of Control may be limited by our then existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases of the notes. See “Risk Factors—Risks Related to the Exchange Notes—The Company may not be able to repurchase the exchange notes upon a change of control.”

The Change of Control purchase feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Initial Purchasers and us. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of

Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens.” Such restrictions in the indenture can be waived only with the consent of the holders of a majority in principal amount of the notes then outstanding. Except for the limitations contained in such covenants, however, the indenture will not contain any covenants or provisions that may afford holders of the notes protection in the event of a highly leveraged transaction.

The provisions under the indenture relating to the Issuer’s obligation to make an offer to repurchase the notes as a result of a Change of Control, including the definition of “Change of Control,” may be waived or modified with the written consent of the holders of a majority in principal amount of the notes outstanding under the indenture.

Asset Sales

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, consummate, directly or indirectly, an Asset Sale unless:

(1) the Issuer (or such Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (as determined at the time of contractually agreeing to such Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by the Issuer or such Restricted Subsidiary is in the form of cash. For purposes of this paragraph (2), each of the following will be deemed to be cash:

(a) Cash Equivalents;

(b) any liabilities, as shown on the Issuer’s or such Restricted Subsidiary’s most recent consolidated balance sheet or in the footnotes thereto (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Issuer or such Restricted Subsidiary from further liability by all creditors;

(c) any securities, notes or other obligations received by the Issuer or any such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash within 180 days of receipt, to the extent of the cash received in that conversion;

(d) (i) any Designated Noncash Consideration received by the Issuer or such Restricted Subsidiary in connection with the sale or contribution of assets by the Issuer or a Restricted Subsidiary to a joint venture with a Strategic Investor, provided, however, that (x) any such Designated Noncash Consideration that is converted into Cash Equivalents shall be treated as Net Proceeds in the manner set forth below and (y) in the event such Designated Noncash Consideration is other than in the form of Indebtedness, such Designated Noncash Consideration shall be deemed to have been acquired and consequently reduce amounts available under clause (15) or (18) of the definition of “Permitted Investments,” as determined by the Issuer and (ii) other Designated Noncash Consideration the Fair Market Value of which, when taken together with all other Designated Noncash Consideration received pursuant to this clause (ii) that is at that time outstanding, does not exceed 5% of Total Assets at the time of receipt of such Designated Noncash Consideration, with the Fair Market Value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value; and

(e) any stock or assets of the kind referred to in clauses (5) or (7) of the second succeeding paragraph.

Notwithstanding the foregoing, the 75% requirement referred to in clause (2) above shall not apply to any Asset Sale in which the cash or Cash Equivalents portion of the consideration received therefrom, determined in accordance with the foregoing provision, is equal to or greater than what the after-tax proceeds would have been had such Asset Sale complied with the aforementioned 75% requirement.

Within 450 days after the receipt of any Net Proceeds from an Asset Sale, the Issuer (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds at its option:

(1) to repay or reduce secured Obligations under a Credit Facility to the extent such Obligations were incurred under clause (1) of the second paragraph under “Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” and to correspondingly reduce commitments with respect thereto;

(2) to repay or reduce Obligations under other Secured Indebtedness, which is secured by a Lien that is permitted by the indenture, and to correspondingly reduce commitments with respect thereto;

(3) to repay or reduce other Pari Passu Indebtedness (and to correspondingly reduce commitments with respect thereto); provided that the Issuer shall reduce Obligations under the notes on a pro rata basis by, at its option, (A) redeeming such notes as provided under “Optional Redemption” or (B) purchasing such notes (i) through open-market purchases (at a price equal to or above 100% of the principal amount thereof), in a manner that complies with the indenture and applicable securities laws or (ii) by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase their notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, and Additional Interest, if any, on the amount of notes to be purchased, to the date of repurchase;

(4) Indebtedness of a Non-Guarantor Subsidiary, other than Indebtedness owed to the Issuer or another Restricted Subsidiary (and to correspondingly reduce commitments with respect thereto);

(5) to (x) acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Issuer or (y) make Investments pursuant to clause (15) or (18) of the definition of “Permitted Investments;”

(6) to make a capital expenditure with respect to a Permitted Business; or

(7) to acquire Additional Assets;

provided that the requirements of clauses (5) through (7) above shall be deemed to be satisfied if an agreement (including a lease, whether a capital lease or an operating lease) committing to make the acquisitions or expenditures referred to in any of clauses (5) through (7) above is entered into by the Issuer or such Restricted Subsidiary within 450 days after the receipt of such Net Proceeds with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment in accordance with such agreement within 180 days of such commitment and if such Net Proceeds are not so applied within such 180 day period, then such Net Proceeds shall constitute Excess Proceeds (as defined below).

Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds to temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the third paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $25.0 million, within ten business days thereof, the Issuer will make an Asset Sale Offer to all holders of notes and if the Issuer elects (or is required by the terms of such other Pari Passu Indebtedness), all holders of such Pari Passu Indebtedness. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Issuer may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other Pari Passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Issuer will select the notes and such other Pari Passu Indebtedness to be purchased on a pro rata basis. In the event that the Issuer or a Restricted Subsidiary prepays any Pari Passu Indebtedness that is outstanding under a revolving credit or other committed loan facility pursuant to an Asset Sale Offer, the Issuer or such Restricted Subsidiary shall cause the related loan commitment to be reduced in an amount equal to the principal amount so prepaid. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The Credit Agreement limits, and future credit agreements or other agreements relating to Indebtedness to which the Issuer (or one of its affiliates) becomes a party may prohibit or limit, the Issuer from purchasing any notes pursuant to this Asset Sales covenant. In the event the Issuer is contractually prohibited from purchasing the notes, the Issuer could seek the consent of its lenders to the purchase of the notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuer does not obtain such consent or repay such borrowings, it will remain contractually prohibited from purchasing the notes. In such case, the Issuer’s failure to purchase tendered notes would constitute a Default under the indenture.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.

No notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture.

Any redemption upon any Equity Offering or in connection with a transaction (or series of related transactions) that constitutes a Change of Control or other corporate transaction may, at the Issuer’s discretion, be subject to one or more conditions precedent, which shall be set forth in the related notice of redemption, including, but not limited to, completion of an Equity Offering or Change of Control, other offering or other transaction or event.

The Issuer and its affiliates may acquire the notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the indenture.

If any note is to be redeemed in part only, the notice of redemption that relates to that exchange note will state the portion of the principal amount of that exchange note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest and Additional Interest will cease to accrue on notes or portions thereof called for redemption.

Certain Covenants

Effectiveness of Covenants

Set forth below are summaries of certain covenants contained in the indenture. During any period of time that: (i) the notes have Investment Grade Ratings from both Rating Agencies and (ii) no Default has occurred and is continuing under the indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), the Issuer and the Restricted Subsidiaries will not be subject to the following provisions of the applicable Indenture:

(1)	“—Restricted Payments”;

(2)	“—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(3)	“—Transactions with Affiliates”;

(4)	“—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

(5)	“Repurchase at the Option of Holders—Asset Sales”; and

(6)	clause (4) of the first paragraph of “Merger, Consolidation or Sale of Assets”;

(collectively, the “Suspended Covenants”). Upon the occurrence of a Covenant Suspension Event (the date of such occurrence, the “Suspension Date”), the amount of Excess Proceeds from Net Proceeds shall be set at zero under the indenture. In the event that the Issuer and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraws its Investment Grade Rating or downgrades the rating assigned to the notes below an Investment Grade Rating or a Default or an Event of Default occurs and is continuing, then the Issuer and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants with respect to future events under the indenture. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the “Suspension Period.” Notwithstanding that the Suspended Covenants may be reinstated, no Default, Event of Default or breach of any kind shall be deemed to exist under the indenture, the Registration Rights Agreement, the notes or the Subsidiary Guarantees with respect to the Suspended Covenants, and none of the Issuer or any of its Subsidiaries shall bear any liability for any actions taken or events occurring during the Suspension Period, or any actions taken at any time pursuant to any contractual obligation arising prior to the Reversion Date, as a result of a failure to comply with the Suspended Covenants during the Suspension Period (or upon termination of the Suspension Period or after that time based solely on events that occurred during the Suspension Period).

On the Reversion Date, all Indebtedness incurred, or Disqualified Stock issued, during the Suspension Period will be classified to have been incurred or issued pursuant to clause (2) of the second paragraph of “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” On the Reversion Date, all Liens created, incurred or assumed during the Suspension Period in compliance with the indenture will be deemed to have been outstanding on the Effective Date, so that they are classified as permitted under clause (6) of the definition of “Permitted Liens.” Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under “—Restricted Payments” will be made as though the covenant described under “—Restricted Payments” had been in effect prior to, but not during, the Suspension Period. No Subsidiaries shall be designated as Unrestricted Subsidiaries during any Suspension Period.

Restricted Payments

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(A) declare or pay any dividend or make any other payment or distribution on account of the Issuer’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Issuer or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Issuer’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Issuer); provided that the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of a Restricted Subsidiary of the Issuer shall not constitute a Restricted Payment;

(B) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Issuer) any Equity Interests of the Issuer, Holdings or any other direct or indirect parent of the Issuer;

(C) make any payment on or with respect to, or purchase, repurchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness of the Issuer or any Guarantor (excluding any intercompany Indebtedness between or among the Issuer and any of its Restricted Subsidiaries), except (i) a payment of interest or principal at the Stated Maturity thereof or (ii) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of any such Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or payment at final maturity, in each case within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition or retirement; or

(D) make any Restricted Investment;

(all such payments and other actions set forth in these clauses (A) through (D) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) the Issuer would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries since the Effective Date (including Restricted Payments permitted by clauses (1), (11), and (14), but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) from April 1, 2012 to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b) 100% of the aggregate Qualified Proceeds received by the Issuer since the Effective Date as a contribution to its equity capital (other than Disqualified Stock) or from the issue or sale of Equity Interests of the Issuer (other than Disqualified Stock and Excluded Contributions) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Issuer that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Issuer); plus

(c) an amount equal to the net reduction in Investments by the Issuer and its Restricted Subsidiaries resulting from (A) the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of any Restricted Investment that was made after the Effective Date and (B) repurchases, redemptions and repayments of such Restricted Investments and the receipt of any dividends or distributions from such Restricted Investments; plus

(d) to the extent that any Unrestricted Subsidiary of the Issuer designated as such after the Effective Date is redesignated as a Restricted Subsidiary after the Effective Date, an amount equal to the lesser of (A) the Fair Market Value of the Issuer’s interest in such Subsidiary immediately prior to such redesignation and (B) the aggregate amount of the Issuer’s Investments in such Subsidiary that was previously treated as a Restricted Payment; plus

(e) in the event the Issuer and/or any Restricted Subsidiary of the Issuer makes any Investment in a Person that, as a result of or in connection with such Investment, becomes a Restricted Subsidiary of the Issuer, an amount equal to the existing Investment of the Issuer and/or any of its Restricted Subsidiaries in such Person that was previously treated as a Restricted Payment.

The preceding provisions will not prohibit:

(1) the payment of any dividend or other distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Issuer) of, Equity Interests of the Issuer (other than Disqualified Stock) or from the substantially concurrent contribution of equity capital to the Issuer (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3) the repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Indebtedness of the Issuer or any Guarantor with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness, or from the substantially concurrent sale (other than to a Restricted Subsidiary of the Issuer) of, Equity Interests of the Issuer (other than Disqualified Stock) or from the substantially concurrent contribution of equity capital to the Issuer (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(4) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Issuer or any Restricted Subsidiary of the Issuer which Disqualified Stock was issued after the Effective Date in accordance with the provisions of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(5) the repurchase, redemption or other acquisition or retirement for value of Disqualified Stock of the Issuer or any Restricted Subsidiary of the Issuer made by exchange for, or out of the proceeds of the substantially concurrent sale of Replacement Preferred Stock that is permitted to be incurred pursuant to the covenant described below under “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(6) the payment of any dividend (or any similar distribution) by a Restricted Subsidiary of the Issuer to the holders of its Equity Interests on a pro rata basis;

(7) the purchase, redemption or other acquisition or retirement for value of shares of Capital Stock of a Qualified Restricted Subsidiary owned by a Strategic Investor if such purchase, redemption or other acquisition or retirement for value is made for consideration not in excess of the Fair Market Value of such Capital Stock;

(8) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Issuer or any Restricted Subsidiary of the Issuer held by any current or former officer, director, employee or consultant of the Issuer or any of its Restricted Subsidiaries, and any dividend payment or other distribution by the Issuer or a Restricted Subsidiary to Holdings or any other direct or indirect parent holding company of the Issuer utilized for the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Holdings or such other direct or indirect parent holding company held by any current or former officer, director, employee or consultant of the Issuer or any of its Restricted Subsidiaries or Holdings or such other parent holding company, in each case, pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement or benefit plan of any kind; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $5.0 million in any fiscal year (it being understood, however, that unused amounts permitted to be paid pursuant to this proviso are available to be carried over to subsequent fiscal years); provided further that such amount in any fiscal year may be increased by an amount not to exceed:

(a) the cash proceeds from the sale of Equity Interests of the Issuer and, to the extent contributed to the Issuer as equity capital (other than Disqualified Stock), Equity Interests of Holdings or any other direct or indirect parent company of the Issuer, in each case to members of management, directors or consultants of the Issuer, any of its Subsidiaries, Holdings or any other direct or indirect parent company of the Issuer that occurs after the Effective Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3)(b) of the preceding paragraph, and excluding Excluded Contributions, plus

(b) the cash proceeds of key man life insurance policies received by the Issuer and its Restricted Subsidiaries after the Effective Date, less

(c) the amount of any Restricted Payments made since the Effective Date pursuant to clauses (a) and (b) of this clause (8);

and provided, further, that cancellation of Indebtedness owing to the Issuer or any Restricted Subsidiary from members of management of the Issuer, any of the Issuer’s direct or indirect parent companies or any of the Issuer’s Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(9) the repurchase of Equity Interests deemed to occur upon the exercise of options, rights or warrants to the extent such Equity Interests represent a portion of the exercise price of those options, rights or warrants;

(10) the repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Indebtedness of the Issuer or any Guarantor with any Excess Proceeds that remain after consummation of an Asset Sale Offer;

(11) after the occurrence of a Change of Control and within 60 days after the completion of the offer to repurchase the notes pursuant to the covenant described above under “—Repurchase at the Option of Holders—Change of Control” (including the purchase of the notes tendered), any purchase or redemption of Subordinated Indebtedness required pursuant to the terms thereof as a result of such Change of Control at a purchase or redemption price not to exceed 101% of the outstanding principal amount thereof, plus any accrued and unpaid interest;

(12) cash payments in lieu of fractional shares issuable as dividends on preferred stock or upon the conversion of any preferred stock or convertible debt securities of the Issuer or any of its Restricted Subsidiaries;

(13) Permitted Payments to Parent;

(14) so long as no Default has occurred and is continuing or would be caused thereby, the payment:

(a) by the Issuer or any Restricted Subsidiary to Holdings or any other direct or indirect parent of the Issuer, which payment is used by the Person receiving such payment, upon or following the first initial public offering of common Equity Interests by such Person, to pay dividends of up to 6% per annum of the net proceeds received by such Person in such public offering (or any subsequent public offering of common Equity Interests of such Person) that are contributed to the Issuer as equity capital (other than Disqualified Stock), or

(b) by the Issuer, upon or following the first initial public offering of common Equity Interests by the Issuer, to pay dividends of up to 6% per annum of the net proceeds received by or contributed to the Issuer in such public offering (or any subsequent public offering of common Equity Interests by the Issuer); (excluding, in the case of both clause (a) and clause (b), public offerings of common Equity Interests registered on Form S-8, or any successor form, and any other public sale to the extent the proceeds thereof are Excluded Contributions);

(15) Investments that are made with Excluded Contributions;

(16) distributions or payments of Receivables Fees;

(17) payment of fees and reimbursement of other expenses to the Permitted Holders and/or their Affiliates in connection with the Transactions as described in the Offering Memorandum under the caption “Certain Relationships and Related Party Transactions”;

(18) all other payments made or to be made in connection with the Transactions as described in this prospectus;

(19) the distribution, dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Issuer or a Restricted Subsidiary by Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which (i) are cash and/or Cash Equivalents or (ii) were contributed to such Unrestricted Subsidiary in anticipation of such distribution, dividend or other payment, as determined in good faith by the Issuer);

(20) the 2012 Dividend

(21) so long as no Default has occurred and is continuing or would be caused thereby, other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (21) not to exceed the greater of (a) $50.0 million and (b) 2.5% of Total Assets at the time made; and

(22) so long as no Default has occurred and is continuing or would be caused thereby, on or prior to the third anniversary of the Issue Date, in connection with a Recapitalization Transaction, Restricted Payments in an aggregate amount not to exceed $300.0 million; provided, after giving effect to such Restricted Payments, the Consolidated Leverage Ratio of the Issuer and its Restricted Subsidiaries shall be equal to or less than 6.0 to 1.0 for the Issuer’s most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such Restricted Payments are made; provided, further, that Restricted Payments pursuant to this clause (22) shall be permitted to be made only one time after the Issue Date.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Issuer or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will, if the fair market value thereof exceeds $20.0 million, be determined by the Board of Directors of the Issuer whose resolution with respect thereto will be delivered to the trustee.

For purposes of determining compliance with the provisions set forth above, in the event that a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described in the above clauses, the Issuer, in its sole discretion, may order and classify, and from time to time may reorder and reclassify, such Restricted Payment if it would have been permitted at the time such Restricted Payment was made and at the time of any such reclassification.

Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Issuer will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of Disqualified Stock or preferred stock; provided, however, that (x) the Issuer may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock and any Guarantor may incur Indebtedness (including Acquired Debt), issue shares of Disqualified Stock and issue shares of preferred stock, if the Fixed Charge Coverage Ratio for the Issuer’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period and (y) Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock or preferred stock if all such Indebtedness incurred, or Disqualified Stock or preferred stock issued, in reliance upon this clause (y) (together with the aggregate principal amount of all Indebtedness of the Restricted Subsidiaries outstanding on the Effective Date (other than the Credit

Agreement, the notes or the related guarantees), but only to the extent such Indebtedness or any refinancing Indebtedness in respect thereof remains outstanding (provided, that any Indebtedness under a revolving credit facility will not be deemed outstanding only if it has been permanently repaid and has not been replaced) on the date of on which such additional Indebtedness is incurred does not exceed 1.25x Facility-Level EBITDA for the Issuer’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, determined on a pro forma basis (including a pro forma application of net proceeds therefrom), as if the additional Indebtedness has been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be.

The first paragraph of this covenant does not prohibit the incurrence of any of the following items of Indebtedness or the issuance of any of the following items of Disqualified Stock or preferred stock (collectively, “Permitted Debt”):

(1) the incurrence by the Issuer and/or any Restricted Subsidiary of Indebtedness under the Credit Agreement and other Credit Facilities entered into after the date of the Credit Agreement in an aggregate principal amount at any one time outstanding under this clause (1) not to exceed $1,160.0 million, less the aggregate amount of all Net Proceeds of Asset Sales of the Issuer or any Domestic Subsidiary applied since the Effective Date to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(2) the incurrence by the Issuer and its Restricted Subsidiaries of the Existing Indebtedness after giving effect to the Transactions;

(3) the incurrence by the Issuer and the Guarantors of Indebtedness represented by the notes issued on the Issue Date, replacement notes in respect thereof, if any, and the related Subsidiary Guarantees and the exchange notes and related Subsidiary Guarantees to be issued pursuant to the registration rights agreement;

(4) the incurrence or issuance by the Issuer or any of its Restricted Subsidiaries of Indebtedness (including Capital Lease Obligations), Disqualified Stock or preferred stock, in each case, incurred or issued for the purpose of financing all or any part of the purchase price or cost of design, construction, lease installation or improvement of property, plant or equipment used or useful in a Permitted Business, in an aggregate principal amount, including all Permitted Refinancing Indebtedness and Replacement Preferred Stock incurred to renew refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4) not to exceed the greater of (a) $50.0 million or (b) 2.5% of Total Assets at any time outstanding;

(5) the incurrence by the Issuer or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness or Replacement Preferred Stock in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) or any Disqualified Stock or preferred stock that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), (14), (16), (18), (19) or (20) of this paragraph;

(6) the incurrence by the Issuer or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Issuer and any of its Restricted Subsidiaries; provided, however, that:

(a) if the Issuer or any Guarantor is the obligor on such Indebtedness and the payee is not the Issuer or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, in the case of the Issuer or the Subsidiary Guarantee, in the case of a Guarantor, except to the extent such subordination would violate any applicable law, rule or regulation; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Issuer or a Restricted Subsidiary of the Issuer and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Issuer or a Restricted

Subsidiary of the Issuer, will be deemed, in each case, to constitute a new incurrence of such Indebtedness by the Issuer or such Restricted Subsidiary, as the case may be, which new incurrence is not permitted by this clause (6);

(7) the issuance by any of the Issuer’s Restricted Subsidiaries to the Issuer or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Issuer or a Restricted Subsidiary of the Issuer, and

(b) any sale or other transfer of any such preferred stock to a Person that is not either the Issuer or a Restricted Subsidiary of the Issuer,

will be deemed, in each case, to constitute a new issuance of such preferred stock by such Restricted Subsidiary which new issuance is not permitted by this clause (7);

(8) the incurrence by the Issuer or any of its Restricted Subsidiaries of Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting interest rate, currency or commodity risk;

(9) the guarantee:

(a) by the Issuer or any of the Guarantors of Indebtedness of the Issuer or a Restricted Subsidiary of the Issuer that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to the notes, then the guarantee shall be subordinated to the same extent as the Indebtedness guaranteed; and

(b) by any Non-Guarantor Subsidiary of Indebtedness of a Non-Guarantor Subsidiary incurred in accordance with the terms of the indenture;

(10) the incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, letters of credit, performance bonds, surety bonds, appeal bonds or other similar bonds in the ordinary course of business; provided, however, that upon the drawing of letters of credit for reimbursement obligations, including with respect to workers’ compensation claims, or the incurrence of other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims, such obligations are reimbursed within 30 days following such drawing or incurrence;

(11) the incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, so long as such Indebtedness is extinguished within five business days;

(12) the incurrence of Indebtedness arising from agreements of the Issuer or a Restricted Subsidiary providing for indemnification, adjustment of purchase price, holdback, contingency payment obligations or similar obligations, in each case, incurred or assumed in connection with the disposition or acquisition of any business, assets or Capital Stock of the Issuer or any Restricted Subsidiary;

(13) Indebtedness of the Issuer or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to any Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

(14) the incurrence of Indebtedness resulting from endorsements of negotiable instruments for collection in the ordinary course of business;

(15) Indebtedness, Disqualified Stock or preferred stock of (x) the Issuer or a Restricted Subsidiary incurred or issued to finance an acquisition or (y) Persons that are acquired by the Issuer or any Restricted Subsidiary (including by way of merger or consolidation) in accordance with the terms of the indenture; provided that after giving effect to such acquisition or merger, in each case, either:

(a) the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio; or

(b) the Issuer’s Fixed Charge Coverage Ratio after giving pro forma effect to such acquisition or merger would be greater than the Issuer’s actual Fixed Charge Coverage Ratio immediately prior to such acquisition or merger;

(16) Indebtedness of the Issuer or a Restricted Subsidiary in respect of netting services, overdraft protection and otherwise in connection with deposit accounts; provided that such Indebtedness remains outstanding for ten business days or less;

(17) the incurrence by a Receivables Subsidiary of Indebtedness in a Qualified Receivables Transaction;

(18) the incurrence or issuance by the Issuer or any of its Restricted Subsidiaries of additional Indebtedness, Disqualified Stock or preferred stock in an aggregate principal amount (or accreted value or liquidation preference, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness and all Replacement Preferred Stock incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness, Disqualified Stock and preferred stock incurred or issued pursuant to this clause (18), not to exceed $100.0 million;

(19) the incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness in the form of loans from a Captive Insurance Subsidiary; and

(20) Indebtedness in respect of promissory notes issued to physicians, consultants, employees or directors or former employees, consultants or directors in connection with repurchases of Equity Interests permitted by clause (8) under the under the caption “—Restricted Payments.”

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (20) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant except that Indebtedness under the Credit Agreement (including revolving credit commitments) outstanding on the Effective Date and any refinancing thereof will be deemed to have been incurred in reliance on the exception provided by clause (1) of the definition of Permitted Debt above. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Issuer as accrued (other than the reclassification of preferred stock as Indebtedness due to a change in accounting principles).

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the Fair Market Value of such assets at the date of determination; and

(b) the amount of the Indebtedness of the other Person.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to Refinance other Indebtedness denominated in another currency, and such Refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such Refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Permitted Refinancing Indebtedness does not exceed (i) the principal amount of such Indebtedness being Refinanced plus (ii) the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such Refinancing.

The principal amount of any Indebtedness incurred to Refinance other Indebtedness, if incurred in a different currency from the Indebtedness being Refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such Refinancing.

The indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Pari Passu Indebtedness as subordinated or junior to any other Pari Passu Indebtedness merely because it has a junior priority with respect to the same collateral. The indenture provides that the Issuer will not and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness that is subordinated or junior in right of payment to any Indebtedness of the Issuer or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the notes or such Guarantor’s guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Issuer or such Guarantor, as the case may be.

Liens

The Issuer will not, and will not permit any of its Restricted Subsidiaries to create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) securing Indebtedness upon any of their property or assets, now owned or hereafter acquired, unless:

(1) in the case of Liens securing Subordinated Indebtedness, the notes and related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; and

(2) in all other cases, all payments due under the indenture and the notes are secured on an equal and ratable basis with the obligations so secured.

Any Lien created for the benefit of the holders of the notes pursuant to the preceding paragraph shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Lien that gave rise to the obligation to secure the notes.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to the Issuer or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Issuer or any of its Restricted Subsidiaries;

(2) make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and the Credit Agreement as in effect on the Effective Date;

(2) the indenture, the notes and the Subsidiary Guarantees;

(3) applicable law, rule, regulation or order;

(4) any instrument or agreement governing Indebtedness or Capital Stock of a Restricted Subsidiary acquired by the Issuer or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or any of its Subsidiaries, or the property or assets of the Person or any of its Subsidiaries, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary non-assignment provisions in contracts, leases, subleases, licenses and sublicenses entered into in the ordinary course of business;

(6) customary restrictions in leases (including capital leases), security agreements or mortgages or other purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of all or substantially all the Capital Stock or the assets of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8) any instrument or agreement governing Permitted Refinancing Indebtedness; provided that the restrictions contained therein are not materially more restrictive (as determined in good faith by the Issuer), taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable only to the assets that are the subject of such agreements, and customary provisions in joint venture and other similar agreements, including agreements related to the ownership and operation of surgical facilities, relating solely to such joint venture or facilities or Equity Interests therein;

(11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(12) customary provisions imposed on the transfer of copyrighted or patented materials;

(13) customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Issuer or any Restricted Subsidiary;

(14) Indebtedness or other contractual requirements of a Receivables Subsidiary in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Receivables Subsidiary;

(15) contracts entered into in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Issuer or any Restricted Subsidiary of the Issuer in any manner material to the Issuer or any Restricted Subsidiary of the Issuer;

(16) restrictions on the transfer of property or assets required by any regulatory authority having jurisdiction over the Issuer or any Restricted Subsidiary of the Issuer or any of their businesses;

(17) any instrument or agreement governing Indebtedness or preferred stock (i) of any Foreign Subsidiary and (ii) of the Issuer or any Restricted Subsidiary that is incurred or issued subsequent to the Effective Date and not in violation of the covenant described under “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that (x) in the case of preferred stock, such encumbrances and restrictions are not materially more restrictive in the aggregate than the restrictions contained in the indenture and (y) in the case of Pari Passu Indebtedness, are not materially more restrictive in the aggregate than the restrictions contained in the Credit Agreement, in each case, as determined in good faith by the Issuer;

(18) restrictions in Management Agreements that require the payment of management fees to the Issuer or one of its Restricted Subsidiaries prior to payment of dividends or distributions;

(19) Permitted Payment Restrictions; and

(20) any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the Indebtedness, preferred stock, Liens, agreements, contracts, licenses, leases, subleases, instruments or obligations referred to in clauses (1), (2), (4) through (15), (17) and (18) above; provided, however, that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are in the good faith judgment of the Issuer’s Board of Directors, whose determination shall be conclusive, not materially more restrictive, taken as a whole, than those restrictions contained in the Indebtedness, preferred stock, Liens, agreements, contracts, licenses, leases, subleases, instruments or obligations referred to in clauses (1), (2), (4) through (15), (17) and (18) above, as applicable prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

For purposes of determining compliance with this covenant, (i) the priority of any preferred stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans and advances made to the issuer or a Restricted Subsidiary to other Indebtedness incurred by the Issuer or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Distributions by Qualified Restricted Subsidiaries

Except to the extent restricted pursuant to any Permitted Payment Restrictions, the Issuer shall cause each, and shall cause each Restricted Subsidiary that is the parent of a, Qualified Restricted Subsidiary to declare and pay regular monthly, quarterly or semiannual dividends or distributions to the holders of its Capital Stock in an amount equal to substantially all of the available cash flow of such Restricted Subsidiary for such period as determined in good faith by the board of directors, board of governors or such other individuals performing similar functions, subject to such ordinary and customary reserves and other amounts as, in the good faith judgment of such individuals, may be necessary so that the business of such Restricted Subsidiary may be properly and advantageously conducted at all times.

If, at any time, any Restricted Subsidiary would fail to meet the requirements set forth in the definition of “Qualified Restricted Subsidiary,” it will thereafter cease to be a Qualified Restricted Subsidiary for purposes of the indenture governing the notes and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary that is not a Qualified Restricted Subsidiary as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Issuer will be in default of such covenant. The Board of Directors of the Issuer may at any time designate any Restricted Subsidiary not to be a Qualified Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by such Restricted Subsidiary of any outstanding Indebtedness of such Restricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” and (2) no Default or Event of Default would be in existence following such designation. In the event (x) a Restricted Subsidiary fails to meet the requirements to be a Qualified Restricted Subsidiary or (y) the Board of Directors designates a Qualified Restricted Subsidiary not to be a Qualified Restricted Subsidiary, then all Investments in such Subsidiary since the Effective Date shall be deemed to have been acquired and consequently reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or the amount available for Restricted Investments under clauses (15) or (18) of the definition of “Permitted Investments,” as determined by the Issuer. As of the Effective Date, all of the Issuer’s Restricted Subsidiaries are Qualified Restricted Subsidiaries.

Merger, Consolidation or Sale of Assets

The Issuer will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Issuer is the surviving corporation); or (2) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of the Issuer and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) the Issuer is the surviving entity; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is an entity organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made expressly assumes all the obligations of the Issuer under the notes, the indenture and the registration rights agreement pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the trustee; provided, however, that at all times, a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia must be a co-issuer or the issuer of the notes if such surviving Person is not a corporation;

(3) immediately after such transaction, no Default or Event of Default exists; and

(4) the Issuer or the Person formed by or surviving any such consolidation or merger (if other than the Issuer), or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions, as if the same had occurred at the beginning of the applicable four-quarter period:

(a) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b) have a Fixed Charge Coverage Ratio that is greater than the actual Fixed Charge Coverage Ratio of the Issuer immediately prior to such transaction.

The Person formed by or surviving any such consolidation or merger or the Person to which such sale, assignment, transfer, lease or conveyance or other disposition has been made will succeed to, and be substituted for, the Issuer under the indenture, the registration rights agreement and the notes. Notwithstanding the foregoing, clauses (3) and (4) above will not apply to:

(1) a merger of the Issuer with an Affiliate solely for the purpose of reincorporating the Issuer in another state of the United States, the District of Columbia or any territory thereof so long as the amount of Indebtedness of the Issuer and the Restricted Subsidiaries is not increased thereby;

(2) any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Issuer and its Restricted Subsidiaries; and

(3) transfers of accounts receivable and related assets of the type specified in the definition of Qualified Receivables Transaction (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Transaction.

Subject to certain limitations described in the indenture governing release of a Subsidiary Guarantee upon the sale, disposition or transfer of a Guarantor, no Guarantor will, and the Issuer will not permit a Guarantor to sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than the Issuer or another Guarantor, unless:

(1) (a) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale or other disposition will have been made is a Person organized or existing under the laws of the jurisdiction of organization of such Guarantor, or the laws of the United States, any state thereof, the District of Columbia or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(b) the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the indenture, the registration rights agreement and such Guarantor’s related Subsidiary Guarantee pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(c) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(d) the Issuer shall have delivered to the trustee an officer’s certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the indenture; or

(2) the transaction (a) does not constitute an “Asset Sale” in accordance with the definition thereof or (b) constitutes an Asset Sale and is made in compliance with the covenant described under “Repurchase at the Option of Holders—Asset Sales.”

Subject to certain limitations described in the indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the indenture and such Guarantor’s Subsidiary Guarantee. Notwithstanding the foregoing, any Guarantor may (i) merge into or transfer all or part of its properties and assets to another Guarantor or the Issuer, (ii) merge with an Affiliate of the Issuer solely for the purpose of reincorporating or reorganizing the Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby or (iii) convert into a Person organized or existing under the laws of the jurisdiction of such Guarantor or the laws of another jurisdiction in the United States.

Transactions with Affiliates

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer involving aggregate consideration in excess of $5.0 million (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that, taken as a whole, are not materially less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person; and

(2) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, the Issuer delivers to the trustee a resolution adopted by the majority of the members of the Board of Directors of the Issuer approving such Affiliate Transaction and set forth in an officer’s certificate certifying that such Affiliate Transaction complies with clause (1) above.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2) transactions between or among the Issuer and/or its Restricted Subsidiaries;

(3) transactions with a Person (other than an Unrestricted Subsidiary of the Issuer) that is an Affiliate of the Issuer solely because the Issuer owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) payment of reasonable directors’ fees;

(5) any issuance of Equity Interests (other than Disqualified Stock) of the Issuer to Affiliates of the Issuer;

(6) Permitted Investments or Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments”;

(7) payment of fees and the reimbursement of other expenses to the Permitted Holders and/or their Affiliates in connection with the Transactions as described in the Offering Memorandum under the caption “Certain Relationships and Related Party Transactions”;

(8) payments by the Issuer or any of its Restricted Subsidiaries to the Sponsor for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are approved by the majority of the disinterested members of the Board of Directors of the Issuer in good faith in an aggregate amount for all such fees not to exceed 2.00% of the aggregate transaction value in respect of which such services are rendered;

(9) loans (or cancellation of loans) or advances to employees in the ordinary course of business;

(10) transactions with customers, suppliers, contractors, joint venture partners or purchasers or sellers of goods or services, in each case which are in the ordinary course of business (including, without limitation, pursuant to joint venture agreements) and otherwise in compliance with the terms of the indenture, and which are fair to the Issuer or its Restricted Subsidiaries, as applicable, in the reasonable determination of the Board of Directors, chief executive officer or chief financial officer of the Issuer or its Restricted Subsidiaries, as applicable, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(11) the existence of, or the performance by the Issuer or any Restricted Subsidiary of their obligations, if any, or obligations of Holdings under the terms of, any subscription, registration rights or stockholders agreement, partnership agreement or limited liability company agreement to which Holdings, the Issuer or any Restricted Subsidiary is a party as of the Effective Date and which is disclosed in the Offering Memorandum under the caption “Certain Relationships and Related Party Transactions” and any similar agreements which the Issuer, any Restricted Subsidiary, Holdings or any other direct or indirect parent company of the Issuer may enter into thereafter; provided, however, that the entering into by the Issuer or any Restricted Subsidiary or the performance by the Issuer or any Restricted Subsidiary of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Effective Date will only be permitted by this clause to the extent that the terms of any such amendment or new agreement, taken as a whole, are not materially disadvantageous to the holders of the notes, as determined in good faith by the Board of Directors, chief executive officer or chief financial officer of the Issuer;

(12) the Transactions, including all payments made or to be made in connection with the Transactions as described in this prospectus;

(13) any customary transaction with a Receivables Subsidiary effected as part of a Qualified Receivables Transaction;

(14) Permitted Payments to Parent;

(15) any management, consulting, monitoring, advisory, financing, underwriting or placement services or any other investment banking, banking or similar services involving the Issuer and any of its Restricted Subsidiaries (including without limitation any payments in cash, Equity Interests or other consideration made by the Issuer or any of its Restricted Subsidiaries in connection therewith) on the one hand and the Permitted Holders on the other hand, which services (and payments and other transactions in connection therewith) are approved as fair to the Issuer or such Restricted Subsidiary by a majority of the members of the Board of Directors of the Issuer in good faith;

(16) the issuance of Equity Interests (other than Disqualified Stock) in the Issuer or any Restricted Subsidiary for compensation purposes;

(17) any lease or sublease entered into between the Issuer or any Restricted Subsidiary, as lessee and any Affiliate of the Issuer, as lessor or sublessor, which is approved by a majority of the disinterested members of the Board of Directors of the Issuer in good faith;

(18) intellectual property licenses in the ordinary course of business;

(19) transactions in which the Issuer or any Restricted Subsidiary delivers to the trustee a letter from an accounting, appraisal or investment banking firm of national standing stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view and which are approved by a majority of the disinterested members of the Board of Directors of the Issuer in good faith;

(20) payments by the Issuer or any of its Restricted Subsidiaries of reasonable insurance premiums to, and any borrowings or dividends received from, any Captive Insurance Subsidiary; and

(21) any agreements and arrangements existing on the Effective Date and described in the Offering Memorandum, including any amendment thereto (so long as such amendment is not disadvantageous to the holders of the notes in any material respect).

Additional Subsidiary Guarantees

If the Issuer or any of its Restricted Subsidiaries, acquires or creates another Subsidiary, other than a Non-Guarantor Subsidiary, after the Effective Date that incurs or guarantees Indebtedness of the Issuer or any Guarantor under the Credit Agreement, then that newly acquired or created Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel to the trustee within 30 business days of the date on which such guarantee was created.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Issuer may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Issuer and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by the Issuer. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Any designation of a Subsidiary of the Issuer as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors of the Issuer giving effect to such designation and an officer’s certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Issuer as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Issuer will be in default of such covenant. The Board of Directors of the Issuer may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Issuer; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Issuer of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” and (2) no Default or Event of Default would be in existence following such designation.

Payments for Consent

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that are “qualified institutional buyers” within the meaning of Rule 144A of the Securities Act, who, upon request, confirm that they are “qualified institutional buyers,” that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, the Issuer will furnish to the trustee and to Cede & Co., the nominee of DTC and the holders of notes, within the time periods that are applicable to the Issuer (or, if not applicable, would be if the Issuer were required to file such reports under Section 13(a) or 15(d) of the Exchange Act as a non accelerated filer):

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, if the Issuer were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the Issuer’s consolidated financial condition and results of operation and, with respect to the annual information only, a report thereon by the Issuer’s independent registered public accountants, and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Issuer were required to file such reports.

The Issuer may satisfy its obligation to furnish such information to the trustee and Cede & Co. at any time by filing such information with the SEC. If, notwithstanding the foregoing, the SEC will not accept such filings for any reason, the Issuer will post the reports specified in the preceding sentence on its website within the time periods that would apply if the Issuer were required to file those reports with the SEC. In addition, the Issuer will agree that, for so long as any notes remain outstanding, the Issuer will furnish to any beneficial owner of notes or to any prospective purchaser of notes in connection with any sale thereof, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

If at any time Holdings (or any other direct or indirect parent company of the Issuer) becomes a guarantor of the notes (there being no obligation of Holdings or any other direct or indirect parent company of the Issuer to do so), and Holdings (or such other parent company) holds no material assets other than cash, Cash Equivalents and the Capital Stock of the Issuer, Holdings or any other direct or indirect parent company of the Issuer (and performs the related incidental activities associated with such ownership) and complies with the requirements of Rule 3-10 of Regulation S-X promulgated by the SEC (or any successor provision), the reports, information and other documents required to be furnished to the trustee and Cede & Co. or filed with the SEC pursuant to this covenant may, at the option of the Issuer, be those of Holdings (or such other parent company) rather than the Issuer.

Notwithstanding anything herein to the contrary, the Issuer will not be deemed to have failed to comply with any of its obligations hereunder for purposes of clause (4) under “Events of Default and Remedies” until 120 days after the date any report hereunder is due. To the extent that the Issuer fails to furnish any such information within the time periods specified in this section “—Reports” and such information is subsequently furnished prior to the time such failure results in an Event of Default, the Issuer will be deemed to have satisfied its obligations with respect thereto and any Default with respect thereto shall be deemed to have been cured.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Additional Interest, if any, with respect to, the notes;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the notes;

(3) failure by the Issuer or any of its Restricted Subsidiaries to comply with the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(4) failure by the Issuer or any of its Restricted Subsidiaries for 60 days after notice to the Issuer by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Significant Subsidiaries (or the payment of which is guaranteed by the Issuer or any of its Significant Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the Effective Date, if that default;

(a) is caused by a failure to pay principal at the final Stated Maturity of such Indebtedness (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity;

and, in each case, the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $35.0 million or more;

(6) with respect to any judgment or decree for the payment of money (net of any amount covered by insurance issued by a reputable and creditworthy insurer that has not contested coverage or reserved rights with respect to an underlying claim) in excess of $35.0 million or its foreign currency equivalent against the Issuer or any Significant Subsidiary, the failure by the Issuer or such Significant Subsidiary, as applicable, to pay such judgment or decree, which judgment or decree has remained outstanding for a period of 60 days after such judgment or decree became final and nonappealable without being paid, discharged, waived or stayed;

(7) except as permitted by the indenture, any Subsidiary Guarantee of any Significant Subsidiary is declared to be unenforceable or invalid by any final and nonappealable judgment or decree or ceases for any reason to be in full force and effect, or any Guarantor that is a Significant Subsidiary or any Person acting on behalf of any Guarantor that is a Significant Subsidiary denies or disaffirms its obligations in writing under its Subsidiary Guarantee and such Default continues for 10 days after receipt of the notice specified in the indenture; and

(8) certain events of bankruptcy or insolvency described in the indenture with respect to the Issuer or any Subsidiary that is a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Issuer or any Restricted Subsidiary that is a Significant Subsidiary, all notes then outstanding will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare all the notes to be due and payable immediately.

In the event of any Event of Default specified in clause (5) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the notes) shall be annulled, waived and rescinded, automatically and without action by the trustee or the holders, if within 20 days after such Event of Default arose:

(1) the Indebtedness or Guarantee that is the basis for such Event of Default has been discharged;

(2) holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3) the default that is the basis for such Event of Default has been cured.

Subject to certain limitations, holders of a majority in aggregate principal amount of the notes then outstanding may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Additional Interest, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Additional Interest, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the notes then outstanding have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount of the notes then outstanding have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Additional Interest, if any, on, or the principal of, the notes.

The Issuer is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, the Issuer is required to deliver to the trustee within 30 days a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, stockholder, member, partner or other holder of Equity Interests of the Issuer or any Guarantor, as such, will have any liability for any obligations of the Issuer or the Guarantors under the notes, the indenture, the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Issuer may at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on, such notes when such payments are due from the trust referred to below;

(2) the Issuer’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and the Issuer’s and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

In addition, the Issuer may, at its option and at any time, elect to have the obligations of the Issuer and the Guarantors released (“Covenant Defeasance”) with respect to the covenants described under “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales” and “Certain Covenants” and with respect to certain Events of Default (including bankruptcy default with respect to Significant Subsidiaries, cross-default and judgment default) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment and bankruptcy, receivership, rehabilitation and insolvency events with respect to the Issuer) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Issuer must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on, the notes outstanding on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Issuer must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuer must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the notes then outstanding will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuer must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the notes outstanding will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement (including, without limitation, the Credit Agreement) or instrument (other than the indenture) to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound;

(5) the Issuer must deliver to the trustee an officer’s certificate stating that the deposit was not made by the Issuer with the intent of preferring the holders of notes over the other creditors of the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or others; and

(6) the Issuer must deliver to the trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, the indenture or the notes or the Subsidiary Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the notes or the Subsidiary Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the optional redemption of the notes as described the caption “—Optional Redemption” (other than provisions relating to the notice period for consummating an optional redemption of the notes);

(3) reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Additional Interest, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes then outstanding and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on, the notes on or after the due dates therefor; or

(7) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, the Issuer, the Guarantors and the trustee may amend or supplement the indenture or the notes or the Subsidiary Guarantees:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of the Issuer’s or a Guarantor’s obligations to holders of notes and Subsidiary Guarantees in the case of a merger or consolidation or sale of all or substantially all of the Issuer’s or such Guarantor’s assets, as applicable;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to conform the text of the indenture, the Subsidiary Guarantees or the notes to any provision of this Description of Notes to the extent that such provision in this Description of Exchange Notes was intended to be a verbatim recitation of a provision of the indenture, the Subsidiary Guarantees or the exchange notes;

(7) to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the Issue Date;

(8) to allow any Guarantor to execute a supplemental indenture and/or a Subsidiary Guarantee with respect to the exchange notes; or

(9) to issue additional notes in accordance with the terms of the indenture.

The consent of the Holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all exchange notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(3) the Issuer or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4) the Issuer has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, the Issuer must deliver an officer’s certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of the Issuer or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to United Surgical Partners International, Inc., 15305 Dallas Parkway, Suite 1600, Addison, Texas 75001, Attention: Secretary.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“2012 Dividend” means a one-time cash dividend made on or about the Effective Date by the Issuer to Holdings, the proceeds of which will be used to make a dividend or other payment to holders of Equity Interests of Holdings or any direct or indirect parent thereof.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Assets” means any property or assets (other than Indebtedness and Capital Stock) to be used by the Issuer or a Restricted Subsidiary in a Permitted Business.

“Additional Interest” means all additional interest then owing pursuant to the registration rights agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings. No Person in whom a Receivables Subsidiary makes an Investment in connection with a Qualified Receivables Transaction will be deemed to be an Affiliate of the Issuer or any of its Subsidiaries solely by reason of such Investment.

“Applicable Premium” has the meaning set forth under “Optional Redemption.”

“Asset Sale” means:

(1) the sale, lease (other than operating leases), conveyance or other disposition of any assets or rights outside of the ordinary course of business; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Issuer and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of the Issuer’s Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries (other than directors’ qualifying Equity Interests or Equity Interests required by applicable law to be held by a Person other than the Issuer or a Restricted Subsidiary).

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $5.0 million;

(2) a transfer of assets between or among the Issuer and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary of the Issuer to the Issuer or to a Restricted Subsidiary of the Issuer;

(4) the sale or lease of products, services or accounts receivable (including at a discount) in the ordinary course of business and any sale or other disposition of damaged, worn-out, negligible, surplus or obsolete assets in the ordinary course of business;

(5) the sale or other disposition of Cash Equivalents;

(6) a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment;

(7) any financing transaction with respect to property built or acquired by the Issuer or any Restricted Subsidiary after the Effective Date, including sale and leaseback transactions and asset securitizations not prohibited by the indenture;

(8) any exchange of like-kind property of the type described in Section 1031 of the Internal Revenue Code of 1986, as amended, for use in a Permitted Business;

(9) the sale or disposition of any assets or property received as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries on any secured Investment or any other transfer of title with respect to any secured Investment in default;

(10) the licensing of intellectual property in the ordinary course of business or in accordance with industry practice;

(11) any issuance of or sale, lease, conveyance, disposition or other transfer of (a) the Capital Stock of, or any Investment in, any Unrestricted Subsidiary or, (b) Permitted Investments made pursuant to clause (15) of the definition thereof;

(12) surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(13) leases or subleases to third persons in the ordinary course of business that do not interfere in any material respect with the business of the Issuer or any of its Restricted Subsidiaries;

(14) sales of accounts receivable and related assets of the type specified in the definition of Qualified Receivables Transaction to a Receivables Subsidiary for the Fair Market Value thereof, less amounts required to be established as reserves and customary discounts pursuant to contractual agreements with entities that are not Affiliates of the Issuer entered into as part of a Qualified Receivables Transaction;

(15) transfers of accounts receivable and related assets of the type specified in the definition of Qualified Receivables Transaction (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Transaction; and

(16) for purposes of the covenant described under “Repurchase at the Option of the Holders—Asset Sales” only, the sale of Capital Stock in a Qualified Restricted Subsidiary to a Strategic Investor in connection with the syndication or resyndication of such Capital Stock within eighteen (18) months of the commencement of syndication or the purchase thereof from another Strategic Investor, as applicable, in the ordinary course of business.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the board of directors or board of managers of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Captive Insurance Subsidiary” means a Subsidiary established by the Issuer or any of its Subsidiaries for the sole purpose of insuring the business, facilities and/or employees of the Issuer and its Subsidiaries.

“Cash Equivalents” means:

(1) United States dollars or, in the case of any Restricted Subsidiary which is not a Domestic Subsidiary, any other currencies held from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than 12 months from the date of acquisition;

(3) direct obligations issued by any state of the United States of America or any political subdivision of any such state, or any public instrumentality thereof, in each case having maturities of not more than 12 months from the date of acquisition;

(4) certificates of deposit and eurodollar time deposits with maturities of 12 months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding 12 months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank that has capital and surplus of not less than $500.0 million;

(5) repurchase obligations with a term of not more than one year for underlying securities of the types described in clauses (2) and (4) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper having one of the two highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and, in each case, maturing within 12 months after the date of acquisition;

(7) Indebtedness or preferred stock issued by Persons with a rating of “A” or higher from Standard & Poor’s Rating Services or “A2” or higher from Moody’s Investors Service, Inc. with maturities of 12 months or less from the date of acquisition; and

(8) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition or money market funds that comply with the criteria set forth in SEC Rule 2a-7 under the Investment Company Act of 1940, as amended, substantially all of whose assets are invested in investments of the type described in clauses (1) through (6) above.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Issuer and its Subsidiaries, taken as a whole, to any Person other than Permitted Holders;

(2) the adoption of a plan relating to the liquidation or dissolution of the Issuer; or

(3) the Issuer becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any such group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than one or more Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of more than 50.0% of the total voting power of the Voting Stock of the Issuer or any direct or indirect parent company of the Issuer.

“Change of Control Offer” has the meaning assigned to that term in the indenture governing the notes.

“Consolidated Adjusted EBITDA” means, with respect to any specified Person for any period (the “Measurement Period”), the Consolidated Net Income of such Person for such period

(1) increased, without duplication and to the extent deducted in determining such Consolidated Net Income (other than with respect to clause (10)), by:

(a) the consolidated interest expense of such Person and its Restricted Subsidiaries for the Measurement Period; plus

(b) the consolidated income tax expense of such Person and its Restricted Subsidiaries for the Measurement Period; plus

(c) the consolidated depreciation expense of such Person and its Restricted Subsidiaries for the Measurement Period; plus

(d) the consolidated amortization expense of such Person and its Restricted Subsidiaries for the Measurement Period; plus

(e) fees, costs and expenses paid or payable in cash by the Issuer or any of its Subsidiaries during the Measurement Period in connection with the Transactions; plus

(f) other non-cash expenses and charges for the Measurement Period reducing Consolidated Net Income (including any impairment charges or the impact of purchase accounting), excluding any such charge that represents an accrual or reserve for a cash expenditure for a future period; plus

(g) any non-recurring out-of-pocket fees, expenses or charges for the Measurement Period relating to any offering of Equity Interests by the Issuer, Holdings or any other direct or indirect parent of the Issuer or merger, recapitalization or acquisition transactions made by the Issuer or any of its Restricted Subsidiaries, or any Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries (in each case, whether or not successful); plus

(h) all fees paid by the Issuer pursuant to clauses (8) and (15) of the covenant described under “Certain Covenants—Transactions with Affiliates”; plus

(i) the amount of any restructuring charges or reserves, integration and facilities opening costs or other business optimization expenses (which, for the avoidance of doubt, shall include business optimization programs, new systems design and implementation costs, retention, severance, systems establishment cost, contract termination costs, including future lease commitments, costs to close and/or consolidate facilities and relocate employees, project start-up costs and one-time costs incurred in connection with acquisitions after the Effective Date); plus

(j) the amount of “run-rate” net cost savings and synergies (other than any of the foregoing related to Specified Transactions) projected by the Issuer in good faith to be realized as a result of specified actions taken or expected to be taken no later than 12 months after the end of such period (calculated on a pro forma basis as though such cost savings and synergies had been realized on the first day of the period for which Consolidated Adjusted EBITDA is being determined), net of the amount of actual benefits realized during such period from such actions; provided that such benefit is expected to be realized within 12 months of taking such action; provided, further that (A) such cost savings and synergies are reasonably identifiable, factually supportable and reasonably attributable to the actions specified and reasonably anticipated to result from such actions, (B) no cost savings or synergies shall be added pursuant to this clause (j) to the extent duplicative of any expenses or charges relating to such cost savings or synergies that are included elsewhere in this definition with respect to such period or duplicative of any pro forma adjustments made pursuant to the definition of “Fixed Charge Coverage Ratio” and (C) the aggregate amount of cost savings and synergies added pursuant to this clause (j) shall not exceed 5% of Consolidated Adjusted EBITDA for any period of four consecutive fiscal quarters; plus

(k) the amount of loss on sale of receivables, transfers of accounts receivable and related assets of the type specified in the definition of Qualified Receivables Transaction (or a fractional undivided interest therein) to any Receivables Subsidiary in connection with a Qualified Receivables Transaction; plus

(l) any fees, expenses or charges incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, recapitalization, Asset Sale, incurrence or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (including, in each case, any such transaction consummated prior to the Effective Date and any such transaction undertaken but not completed), and any charges or non-recurring merger costs incurred during such period as a result of any such transaction, shall be excluded; and

(2) decreased, without duplication, by other non-cash items increasing Consolidated Net Income of such Person for the Measurement Period, excluding any such non-cash item to the extent it represents the reversal of an accrual or reserve for potential cash item that reduced Consolidated Adjusted EBITDA in any prior period and any non-cash items with respect to cash actually received in a prior period so long as such cash did not increase Consolidated Adjusted EBITDA in such prior period; and

(3) increased or decreased by, without duplication:

(a) any net gain or loss resulting in such period from currency gains or losses related to Indebtedness, intercompany balances and other balance sheet items, plus or minus, as the case may be, and

(b) any net gain or loss resulting in such period from Hedging Obligations, and the application of Financial Accounting Standards Codification No. 815—Derivatives and Hedging.

“Consolidated Leverage Ratio” means, on any date, the ratio of (a) Consolidated Total Indebtedness of the Issuer and its Restricted Subsidiaries on such date to (b) Consolidated Adjusted EBITDA of the Issuer and its Restricted Subsidiaries for the most recently ended four fiscal quarters ending immediately prior to such date for which internal financial statements are available, in each case with such pro forma adjustments as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio”.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such specified Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided that, without duplication:

(1) solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of “Certain Covenants—Limitation on Restricted Payments,” the Net Income (but not loss) of any other Person that is not a Restricted Subsidiary of such specified Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting will be excluded; provided that, notwithstanding the foregoing, Consolidated Net Income of the Issuer will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) or Cash Equivalents to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(2) solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of “Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided that, notwithstanding the foregoing, Consolidated Net Income of the Issuer will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) or Cash Equivalents to the Issuer or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;

(3) the cumulative effect of a change in accounting principles will be excluded;

(4) the amortization of any premiums, fees or expenses incurred in connection with the Transactions or any amounts required or permitted by ASC 805 (including non-cash write-ups and non-cash charges relating to inventory and fixed assets, in each case arising in connection with the Transactions) and ASC 350 (including non-cash charges relating to intangibles and goodwill), in each case in connection with the Transactions, will be excluded;

(5) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any sale of assets outside the ordinary course of business; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any (i) Indebtedness, (ii) obligations under any Hedging Obligations or (iii) other derivative instruments of such Person or any of its Restricted Subsidiaries will be excluded;

(6) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss will be excluded;

(7) income or losses attributable to discontinued operations (including, without limitation, operations disposed during such period whether or not such operations were classified as discontinued) will be excluded;

(8) effects of adjustments (including the effects of such adjustments pushed down to the Issuer and its Restricted Subsidiaries) in any line item in such Person’s consolidated financial statements required or permitted by ASC 805 and ASC 350 (formerly Financial Accounting Standards Board Statement Nos. 141 and 142, respectively) resulting from the application of purchase accounting in relation to the Transactions and any acquisition that is consummated after the Effective Date or the amortization or write-off of any amounts thereof, net of taxes, will be excluded;

(9) any impairment charge, asset write-off or write-down pursuant to ASC 350 and ASC 360 (formerly Financial Accounting Standards Board Statement Nos. 142 and 144, respectively) and the amortization of intangibles arising pursuant to ASC 805 (formerly Financial Accounting Standards Board Statement No. 141), will be excluded;

(10) all non-cash charges relating to employee benefit or other management or stock compensation plans of the Issuer or a Restricted Subsidiary (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense incurred in a prior period) will be excluded to the extent that such non-cash charges are deducted in computing such Consolidated Net Income; provided, further, that if the Issuer or any Restricted Subsidiary of the Issuer makes a cash payment in respect of such non-cash charge in any period, such cash payment will (without duplication) be deducted from the Consolidated Net Income of the Issuer for such period;

(11)(i) any after-tax effect of income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments (including deferred financing costs written off and premiums paid), (ii) any non-cash income (or loss) related to currency gains or losses related to Indebtedness, intercompany balances and other balance sheet items and to Hedging Obligations pursuant to Financial Accounting Standards Codification No. 815—Derivatives and Hedging (or such successor provision) and (iii) any non-cash expense, income or loss attributable to the movement in mark to market valuation of Indebtedness or derivative instruments pursuant to GAAP, will be excluded;

(12) to the extent covered by insurance (including, without limitation, business interruption insurance) and actually reimbursed, or, so long as the Issuer has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of the insurable event (with a deduction for any amount so added back to the extent not so reimbursed within such 365 day period), expenses with respect to liability or casualty events or business interruption shall be excluded; provided, that any proceeds of such reimbursement when received shall be excluded to the extent the expense reimbursed was previously excluded pursuant to this clause (12);

(13) any (i) non-cash compensation expense recorded from grants of stock appreciation or similar rights, phantom equity, stock options, restricted stock or other rights to officers, directors, managers or employees and (ii) income (loss) attributable to deferred compensation plans or trusts, shall be excluded; and

(14) cash expenses incurred during such period in connection with an acquisition to the extent that such expenses are reimbursed in cash during such period pursuant to indemnification provisions of any agreement relating to such transaction shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “Certain Covenants—Restricted Payments” only (other than clause (3)(c) thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Issuer and the Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Issuer and the Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Issuer or any Restricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(c) thereof.

“Consolidated Secured Leverage Ratio” means, on any date, the ratio of (a) Consolidated Total Indebtedness of the Issuer and its Restricted Subsidiaries that is secured by Liens on such date to (b) Consolidated Adjusted EBITDA of the Issuer and its Restricted Subsidiaries for the most recently ended four fiscal quarters ending immediately prior to such date for which internal financial statements are available, in each case with such pro forma adjustments as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio” ; provided, however, that solely for purposes of the calculation of the Consolidated Secured Leverage Ratio, in connection with the incurrence of any Lien pursuant to clause (28) of the definition of “Permitted Liens,” the Issuer or its Restricted Subsidiaries may elect, pursuant to an officer’s certificate delivered to the trustee, to treat all or any portion of the commitment under any Indebtedness which is to be secured by such Lien as being incurred at such time and any subsequent incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this calculation to be an incurrence at such subsequent time.

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to (a) (1) the aggregate amount of all outstanding Indebtedness of the Issuer and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Capital Lease Obligations and debt obligations evidenced by promissory notes and similar instruments (and, excluding for the avoidance of doubt, Hedging Obligations), as determined in accordance with GAAP, and (2) the aggregate amount of all outstanding Disqualified Stock of the Issuer and all preferred stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and preferred stock equal to the greater of their respective voluntary or involuntary liquidation preferences and Maximum Fixed Repurchase Prices, in each case determined on a consolidated basis in accordance with GAAP, minus (b) the aggregate amount of cash and Cash Equivalents included in the consolidated balance sheet of the Issuer and its Restricted Subsidiaries as of such date, provided that the aggregate amount of cash and Cash Equivalents of any Non-Guarantor Subsidiaries counted for purposes of this clause (b) may not exceed the aggregate principal amount at maturity of all outstanding Indebtedness or preferred stock of any Non-Guarantor Subsidiaries included in clause (a) above.

For purposes hereof, the “Maximum Fixed Repurchase Price” of any Disqualified Stock or preferred stock means the price at which such Disqualified Stock or preferred stock could be redeemed or repurchased by the issuer thereof in accordance with its terms or, if such Disqualified Stock or preferred stock cannot be so redeemed or repurchased, the fair market value of such Disqualified Stock or preferred stock, in each case, determined on any date on which Consolidated Total Indebtedness shall be required to be determined.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Issuer who:

(1) was a member of such Board of Directors on the Effective Date; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election; or

(3) was designated or appointed with the approval of Permitted Holders holding a majority of the Voting Stock of all of the Permitted Holders.

“Credit Agreement” means that certain Credit Agreement, dated as of April 19, 2007, as amended through and on the Effective Date, by and among the Issuer, as borrower, Holdings, certain subsidiaries of the Issuer, J.P. Morgan Chase Bank, N.A., as administrative agent and collateral agent, the other agents named therein and various lenders from time to time party thereto, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced by any other Indebtedness (including by means of sales of debt securities and including any amendment, restatement, modification, renewal, refunding, replacement or refinancing that increases the amount borrowed thereunder or extends the maturity thereof) in whole or in part from time to time.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement) or other financing arrangements (including, without limitation, commercial paper facilities with banks or other institutional lenders or indentures) providing for revolving credit loans, term loans, notes, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit or other Indebtedness, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities and including any amendment, restatement, modification, renewal, refunding, replacement or refinancing that increases the amount borrowed thereunder or extends the maturity thereof) in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Noncash Consideration” means any non-cash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is designated as Designated Noncash Consideration pursuant to an officer’s certificate.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 90 days after the date on which the notes mature. Notwithstanding the preceding sentence, (x) any

Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Issuer or the Subsidiary that issued such Capital Stock to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Issuer may not repurchase such Capital Stock unless the Issuer would be permitted to do so in compliance with the covenant described under “—Certain Covenants—Restricted Payments” (including as a result of a waiver thereunder), (y) any Capital Stock that would constitute Disqualified Stock solely as a result of any redemption feature that is conditioned upon, and subject to, compliance with the covenant described above under “—Certain Covenants—Restricted Payments” (including as a result of a waiver thereunder) will not constitute Disqualified Stock and (z) any Capital Stock issued to any plan for the benefit of employees will not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or the Subsidiary that issued such Capital Stock in order to satisfy applicable statutory or regulatory obligations. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that the Issuer and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Restricted Subsidiary of the Issuer that was formed under the laws of the United States or any state of the United States.

“Effective Date” means April 3, 2012.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a public or private offering of Qualified Capital Stock of the Issuer, Holdings or any other direct or indirect parent of the Issuer.

“Excluded Contributions” means net cash proceeds, marketable securities or Qualified Proceeds received by the Issuer from (i) contributions to its equity capital (other than Disqualified Stock) or (ii) the sale (other than to a Subsidiary of the Issuer or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer) of Equity Interests (other than Disqualified Stock) of the Issuer, in each case designated as Excluded Contributions pursuant to an officer’s certificate on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, that are excluded from the calculation set forth in clause (3) of the first paragraph under “—Certain Covenants—Restricted Payments.”

“Existing Indebtedness” means Indebtedness, other than the notes and Indebtedness under the Credit Agreement, existing on the Effective Date after giving effect to the Transactions.

“Facility-Level EBITDA” means, for any period, the sum of (a) Consolidated Adjusted EBITDA of the Issuer and its Restricted Subsidiaries plus (b) minority interest in income of consolidated Subsidiaries, plus (c) corporate level general and administrative expenses, minus (d) equity in unconsolidated Affiliates, in each case for such period on a consolidated basis determined in accordance with GAAP.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors, chief executive officer or chief financial officer of the Issuer (unless otherwise provided in the indenture).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of (1) the Consolidated Adjusted EBITDA of such Person for such period to (2) the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than

Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues, repurchases or redeems preferred stock or Disqualified Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock or Disqualified Stock, and the pro forma application of the net proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) Investments, acquisitions, mergers, consolidations and dispositions that have been made by the specified Person or any of its Restricted Subsidiaries, or any Person or any of its Restricted Subsidiaries acquired by, merged or consolidated with the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect, as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated Adjusted EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness).

For purposes of this definition, whenever pro forma effect is given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer and include, for the avoidance of doubt, the amount of “run-rate” cost savings, operating expense reductions and synergies projected by the Issuer in good faith to be realized as a result of specified actions taken, committed to be taken or expected to be taken (calculated as though such cost savings, operating expense reductions and synergies had been realized on the first day of such period and as if such cost savings, operating expense reductions and synergies were realized during the entirety of such period) and “run-rate” means the full recurring benefit for a period that is associated with any action taken, committed to be taken or expected to be taken (including any savings expected to result from the elimination of a public target’s compliance costs with public company requirements) net of the amount of actual benefits realized during such period from such actions, and any such adjustments shall be included in the initial pro forma calculations of such financial ratios or tests and during any subsequent Measurement Period in which the effects thereof are expected to be realized relating to such transaction; provided that at the election of the Issuer, such pro forma calculations shall not be required to be determined for any transaction to the extent the aggregate consideration paid in connection with such transaction was less than $5.0 million and provided, further, that (A) the chief financial officer of the Issuer shall have certified that such amounts are reasonably identifiable and factually supportable in the good faith judgment of the

Issuer, (B) such actions are taken, committed to be taken or expected to be taken no later than 12 months after the date of such transaction, and (C) such pro forma adjustments may be in addition to (but not duplicative of) any amounts that are otherwise added back in computing Consolidated Adjusted EBITDA, whether through a pro forma adjustment or otherwise, with respect to such period. For purposes of determining whether any Indebtedness constituting a Guarantee may be incurred, the interest on the Indebtedness to be guaranteed shall be included in calculating the Fixed Charge Coverage Ratio on a pro forma basis. Interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including, without limitation, (a) amortization of original issue discount or premium resulting from the issuance of Indebtedness at less than or greater than par, as applicable, other than with respect to Indebtedness issued in connection with the Transactions, (b) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (c) the interest component of any deferred payment obligations and the interest component of all payments associated with Capital Lease Obligations, (d) all commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and (e) net of the effect of all cash payments, if any, made or received pursuant to Hedging Obligations with respect to Indebtedness, and excluding (v) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (w) accretion or accrual of discounted liabilities not constituting Indebtedness, (x) any expense resulting from the discounting of any Indebtedness in connection with the application of recapitalization or purchase accounting, (y) any expensing of bridge, commitment and other financing fees and (z) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Qualified Receivables Transaction); plus

(2) any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, but only to the extent that such Guarantee or Lien is called upon; plus

(3) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, plus

(4) all cash dividends or other distributions paid on any series of preferred stock of such Person or any of its Restricted Subsidiaries (other than to the Issuer or a Restricted Subsidiary of the Issuer), in each case, determined on a consolidated basis in accordance with GAAP; plus

(5) all cash dividends or other distributions paid on any series of Disqualified Stock of such Person or any of its Restricted Subsidiaries (other than to the Issuer or a Restricted Subsidiary of the Issuer), in each case, determined on a consolidated basis in accordance with GAAP; less

(6) interest income for such period.

For purposes of this definition, interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Foreign Subsidiary” means any Subsidiary of the Issuer that is not formed under the laws of the United States of America, any State thereof or the District of Columbia.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Effective Date.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America (including any agency or instrumentality thereof) and the payment for which the United States pledges its full faith and credit.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means each Restricted Subsidiary of the Issuer that executes a Subsidiary Guarantee in accordance with the provisions of the indenture, and their respective successors and assigns, in each case, until the Subsidiary Guarantee of such Person has been released in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Holdings” means USPI Holdings, Inc., a Delaware corporation.

“Indebtedness” means, with respect to any specified Person, the principal and premium (if any) of any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) (other than letters of credit issued in respect of trade payables);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than twelve months after such property is acquired or such services are completed (other than (i) trade accounts and accrued expenses payable in the ordinary course of business, (ii) any earn-out obligation until such obligation is not paid after becoming due and payable and (iii) accruals for payroll and other liabilities accrued in the ordinary course of business); or

(6) representing the net obligations under any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit, and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

Notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) contingent obligations incurred in the ordinary course of business; (2) obligations under or in respect of a Qualified Receivables Transaction and (3) current liabilities due to affiliates in connection with cash management arrangements in the ordinary course of business.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers and commission, travel, relocation and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Issuer or any Restricted Subsidiary of the Issuer sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Issuer such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Issuer, the Issuer will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Issuer’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the penultimate paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by the Issuer or any Restricted Subsidiary of the Issuer of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Issuer or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the penultimate paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The outstanding amount of any Investment shall be the original cost thereof, reduced by all returns on such Investment (including dividends, interest, distributions, returns of principal and profits on sale).

“Issue Date” means April 3, 2012.

“Issuer” means United Surgical Partners International, Inc., a Delaware corporation and any successor obligor.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed a Lien.

“Make-Whole Redemption Date” has the meaning set forth under “Optional Redemption—Notes.”

“Management Agreements” means the management, service or similar agreements pursuant to which Parent or any of its Qualified Restricted Subsidiaries manages the assets and businesses of any of its Restricted Subsidiaries.

“Management Stockholders” means (i) the members of management of Holdings, the Issuer or any of its Subsidiaries who are investors in the Issuer or Holdings (or any other direct or indirect parent company of the Issuer), (ii) the spouses, ancestors, siblings, descendants (including children or grandchildren by adoption) and the descendants of any of the siblings of the Persons referred to in clause (i), (iii) in the event of the incompetence or death of any of the Persons described in any of clauses (i) through (ii), such Person’s estate, executor, administrator, committee or other personal representative, in each case who at any particular date shall be the owner, beneficially or of record, or have the right to acquire, directly or indirectly, Equity Interests of the Issuer or Holdings (or any other direct or indirect parent company of the Issuer); (iv) any trust created for the benefit of the Persons described in any of clauses (i) through (iii) or any trust for the benefit of any such trust; or (v) any Person controlled by any of the Persons described in any of the clauses (i) through (iv).

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends and after reduction for any net income attributable to noncontrolling interests.

“Net Proceeds” means the aggregate cash proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, payments made in order to obtain a necessary consent or required by applicable law, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, including taxes resulting from the transfer of the proceeds of such Asset Sale to the Issuer, in each case, after taking into account:

(1) any available tax credits or deductions and any tax sharing arrangements;

(2) amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale;

(3) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP;

(4) any reserve for adjustment in respect of any liabilities associated with the asset disposed of in such transaction and retained by the Issuer or any Restricted Subsidiary after such sale or other disposition thereof;

(5) any distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale; and

(6) in the event that a Restricted Subsidiary consummates an Asset Sale and makes a pro rata payment of dividends to all of its stockholders from any cash proceeds of such Asset Sale, the amount of dividends paid to any stockholder other than the Issuer or any other Restricted Subsidiary, provided that any net proceeds of an Asset Sale by a Non-Guarantor Subsidiary that are subject to legal or contractual restrictions on repatriation to the Issuer will not be considered Net Proceeds for so long as such proceeds are subject to such restrictions, provided, however, that any such contractual restrictions on repatriation were not entered into in contemplation of such Asset Sale.

“Non-Guarantor Subsidiaries” means (1) any Unrestricted Subsidiary, (2) any Receivables Subsidiary, (3) any Captive Insurance Subsidiary, (4) any Foreign Subsidiary, (5) any Subsidiary that is treated as a disregarded entity for federal income tax purposes and substantially all of the assets of which include the Equity Interests and/or Indebtedness of one or more Foreign Subsidiaries and any other assets incidental thereto, and (6) any other Subsidiary of the Issuer that does not guarantee the Issuer’s Obligations under the Credit Agreement.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Issuer nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), or (b) is directly or indirectly liable as a guarantor or otherwise; and

(2) as to which the lenders have been notified in writing or have agreed in writing (in the agreement relating thereto or otherwise) that they will not have any recourse to the stock or assets of the Issuer or any of its Restricted Subsidiaries except as permitted by the definition of “Unrestricted Subsidiary.”

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Offering Memorandum” means the offering memorandum related to the offering of outstanding notes dated March 20, 2012.

“Pari Passu Indebtedness” means:

(1) all Indebtedness of the Issuer or any Guarantor outstanding under the Credit Agreement or under any other Credit Facilities (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of the Issuer or any Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the Effective Date or thereafter created or incurred) and all obligations of the Issuer or any Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

(2) all Hedging Obligations and Treasury Management Obligations (and guarantees thereof) owing to a Lender (as defined in the Credit Agreement) or any Affiliate of such Lender (or any Person that was a Lender or an Affiliate of such Lender at the time the applicable agreement giving rise to such Hedging Obligation or Treasury Management Obligation was entered into), provided that such Hedging Obligations and Treasury Management Obligations are permitted to be incurred under the terms of the indenture;

(3) any other Indebtedness of the Issuer or any Guarantor permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the notes or any Subsidiary Guarantee; and

(4) all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3).

Notwithstanding anything to the contrary in the preceding, Pari Passu Indebtedness will not include:

(1) any liability for federal, state, local or other taxes owed or owing by the Issuer or the Guarantors;

(2) any intercompany Indebtedness of the Issuer or any of its Subsidiaries to the Issuer or any of its Affiliates;

(3) any trade payables;

(4) the portion of any Indebtedness that is incurred in violation of the indenture (but only to the extent so incurred); provided that Indebtedness outstanding under Credit Facilities will not cease to be Pari Passu Indebtedness as a result of this clause (4) if the lenders or agents thereunder obtained a representation from the Issuer or any of its Subsidiaries on the date such Indebtedness was incurred to the effect that such Indebtedness was not prohibited by the indenture;

(5) Indebtedness which is classified as non-recourse in accordance with GAAP or any unsecured claim arising in respect thereof by reason of the application of Section 1111(b)(1) of the Bankruptcy Code; or

(6) Disqualified Stock.

“Permitted Business” means (i) any business engaged in by the Issuer or any of its Restricted Subsidiaries on the Effective Date, and (ii) any business or other activities that are reasonably similar, ancillary, complementary or related to, or a reasonable extension, development or expansion of, the businesses in which the Issuer and its Restricted Subsidiaries are engaged on the Effective Date.

“Permitted Holder” means each of (i) the Sponsor and the Management Stockholders of the Issuer (or any direct or indirect parent company) who are holders of Equity Interests of the Issuer (or any direct or indirect parent company) on the Effective Date and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided, that, in the case of such group and without giving effect to the existence of such group or any other group, the Sponsor beneficially owns (within the meaning of Rule 13d- 3 under the Exchange Act, or any successor provision) at least 50.0% of the total voting power of the Voting Stock of the Issuer held by such group and (ii) any Permitted Parent.

“Permitted Investments” means:

(1) any Investment in the Issuer or in a Qualified Restricted Subsidiary of the Issuer;

(2) any Investment in Cash Equivalents;

(3) any Investment by the Issuer or any Qualified Restricted Subsidiary of the Issuer in a Person, if as a result of such Investment:

(a) such Person becomes a Qualified Restricted Subsidiary of the Issuer; or

(b) such Person, in one transaction or a series of transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Qualified Restricted Subsidiary of the Issuer;

(c) such Person becomes a Guarantor, provided, however, that such Person’s primary business is a Permitted Business;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales” or in connection with a disposition of assets not constituting an Asset Sale;

(5) any Investment solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Issuer;

(6) any Investments received in compromise, settlement or resolution of (A) obligations of trade debtors or customers that were incurred in the ordinary course of business of the Issuer or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade debtor or customer, (B) litigation, arbitration or other disputes with Persons who are not Affiliates or (C) as a result of a foreclosure by the Issuer or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7) Investments represented by Hedging Obligations entered into to protect against fluctuations in interest rates, exchange rates and commodity prices;

(8) any Investment in payroll, travel and similar advances to cover business-related travel expenses, moving expenses or other similar expenses, in each case incurred in the ordinary course of business;

(9) Investments in receivables owing to the Issuer or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Issuer or any such Restricted Subsidiary deems reasonable under the circumstances;

(10) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business;

(11) obligations of one or more officers or other employees of the Issuer or any of its Restricted Subsidiaries in connection with such officer’s or employee’s acquisition of shares of Capital Stock of the

Issuer or Capital Stock of Holdings (or any other direct or indirect parent company of the Issuer) so long as no cash or other assets are paid by the Issuer or any of its Restricted Subsidiaries to such officers or employees in connection with the acquisition of any such obligations;

(12) loans or advances to and guarantees provided for the benefit of employees made in the ordinary course of business of the Issuer or the Restricted Subsidiary of the Issuer in an aggregate principal amount not to exceed $5.0 million at any one time outstanding;

(13) Investments existing as on the Effective Date or an Investment consisting of any extension, modification or renewal of any Investment existing as of the Effective Date (excluding any such extension, modification or renewal involving additional advances, contributions or other investments of cash or property or other increases thereof unless it is a result of the accrual or accretion of interest or original issue discount or payment-in-kind pursuant to the terms, as of the Effective Date, of the original Investment so extended, modified or renewed);

(14) repurchases of the notes;

(15) Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (15) that are at the time outstanding not to exceed $50.0 million; provided, however, that if any Investment pursuant to this clause (15) is made in any Person that is not a Qualified Restricted Subsidiary of the Issuer at the date of the making of such Investment and such Person becomes a Qualified Restricted Subsidiary of the Issuer or is merged or consolidated into, or transfers all or substantially all of its assets to, or is liquidated into, the Issuer or a Qualified Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (15) for so long as such Person continues to be a Qualified Restricted Subsidiary (it being understood that if such Person thereafter ceases to be a Qualified Restricted Subsidiary of the Issuer, such Investment will again be deemed to have been made pursuant to this clause (15));

(16) the acquisition by a Receivables Subsidiary in connection with a Qualified Receivables Transaction of Equity Interests of a trust or other Person established by such Receivables Subsidiary to effect such Qualified Receivables Transaction; and any other Investment by the Issuer or a Subsidiary of the Issuer in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Transaction customary for such transactions;

(17) payments to any Captive Insurance Subsidiary in an amount equal to (i) the capital required under the applicable laws or regulations of the jurisdiction in which such Captive Insurance Subsidiary is formed or determined by independent actuaries as prudent and necessary capital to operate such Captive Insurance Subsidiary plus (ii) any reasonable general corporate and overhead expenses of such Captive Insurance Subsidiary;

(18) Investments in joint ventures or Unrestricted Subsidiaries in an amount, taken together with all other Restricted Payments made pursuant to this clause (18) not to exceed 20% of Total Assets outstanding at any time; provided that (i) substantially all of the business activities of any such joint venture consists of owning or operating surgical facilities and (ii) a majority of the Voting Stock of such Person is owned by the Issuer, its Restricted Subsidiaries and/or other Persons that are not Affiliates of the Issuer; provided, further, that if any Investment pursuant to this clause (18) is made in any Person that is not a Qualified Restricted Subsidiary of the Issuer at the date of the making of such Investment and such Person becomes a Qualified Restricted Subsidiary of the Issuer or is merged or consolidated into, or transfers all or substantially all of its assets to, or is liquidated into, the Issuer or a Qualified Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (18) (it being understood that if such Person thereafter ceases to be a Qualified Restricted Subsidiary of the Issuer, such Investment will again be deemed to have been made pursuant to this clause (18));

(19) Guarantees of Indebtedness of the Issuer or a Restricted Subsidiary permitted under the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” performance guarantees in the ordinary course of business and guarantees of operating leases in the ordinary course of business; and

(20) Investments consisting of amounts due from a seller of property in an acquisition that (i) relate to customary post-closing adjustments with respect to accounts receivable, accounts payable and similar items typically subject to post-closing adjustments in similar transactions and (ii) are outstanding for a period of one hundred twenty (120) days or less following the closing of such acquisition.

“Permitted Liens” means:

(1) Liens in favor of the Issuer or the Guarantors;

(2) Liens on property or assets of a Person, plus renewals and extensions of such Liens, existing at the time such Person is merged with or into, consolidated with or acquired by the Issuer or any Restricted Subsidiary of the Issuer; provided that such Liens were in existence prior to the contemplation of such merger, consolidation or acquisition and do not extend to any assets other than those of the Person merged into, consolidated with or acquired by the Issuer or such Subsidiary;

(3) Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Issuer or any Restricted Subsidiary of the Issuer; provided that such Liens were in existence prior to such acquisition, and not incurred in contemplation of, such acquisition;

(4) Liens (including deposits and pledges) to secure the performance of public or statutory obligations, progress payments, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(5) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covering only the assets acquired, constructed or improved with or financed by such Indebtedness;

(6) Liens existing on the Effective Date, plus renewals and extensions of such Liens;

(7) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(8) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s, materialmen’s, laborers’, employees’, suppliers’ and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(9) survey exceptions, title defects, encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that do not materially interfere with the ordinary conduct of the business of the Issuer and its Subsidiaries, taken as a whole;

(10) Liens created for the benefit of (or to secure) the notes (or the Subsidiary Guarantees);

(11) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a) the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Indebtedness (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(12) Liens incurred in the ordinary course of business of the Issuer or any Subsidiary of the Issuer with respect to obligations that do not exceed $10.0 million at any one time outstanding;

(13) Liens incurred in connection with a Qualified Receivables Transaction (which, in the case of the Issuer and its Restricted Subsidiaries (other than Receivables Subsidiaries) shall be limited to receivables and related assets referred to in the definition of Qualified Receivables Transaction);

(14) security for the payment of workers’ compensation, unemployment insurance, other social security benefits or other insurance-related obligations (including, but not limited to, in respect of deductibles, self-insured retention amounts and premiums and adjustments thereto) entered into in the ordinary course of business;

(15) deposits or pledges in connection with bids, tenders, leases and contracts (other than contracts for the payment of money), and Liens arising from conditional sale, title retention, consignment and similar arrangements, in each case entered into in the ordinary course of business;

(16) zoning restrictions, easements, licenses, reservations, provisions, encroachments, encumbrances, protrusion permits, servitudes, covenants, conditions, waivers, restrictions on the use of property or minor irregularities of title (and with respect to leasehold interests, mortgages, obligations, liens and other encumbrances incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without consent of the lessee), in each case, not materially interfering with the ordinary conduct of the business of the Issuer and its Subsidiaries, taken as a whole;

(17) leases, subleases, licenses or sublicenses to third parties entered into in the ordinary course of business;

(18) Liens securing Hedging Obligations entered into to protect against fluctuations in interest rates, exchange rates and commodity prices;

(19) Liens arising out of judgments, decrees, orders or awards in respect of which the Issuer shall in good faith be prosecuting an appeal or proceedings for review which appeal or proceedings shall not have been finally terminated, or if the period within which such appeal or proceedings may be initiated shall not have expired;

(20) Liens on Capital Stock of an Unrestricted Subsidiary that secure Indebtedness or other obligation of such Unrestricted Subsidiary;

(21) Liens on the assets of Non-Guarantor Subsidiaries securing Indebtedness of the Issuer or the Restricted Subsidiaries that were permitted by the terms of the indenture to be incurred;

(22) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(23) [Reserved]

(24) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection and (ii) in favor of banking institution encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(25) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(26) Liens created or deemed to exist by the establishment of trusts for the purpose of satisfying government reimbursement program costs and other actions or claims pertaining to the same or related matters or other medical reimbursement programs;

(27) Liens solely on any cash earned money deposits made by the Issuer or any Restricted Subsidiary with any letter of intent or purchase agreement permitted under the indenture; and

(28) (i) Liens securing Indebtedness under one or more Credit Facilities permitted to be incurred pursuant to clause (1) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”, (ii) Liens securing Indebtedness permitted to be incurred pursuant to clause (y) of the first paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (iii) Liens securing Indebtedness permitted to be incurred pursuant to the second paragraph or clause (x) of the first paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”, so long as, in the case of clause (iii), after giving effect to such incurrence and such Liens, the Consolidated Secured Leverage Ratio of the Issuer and its Restricted Subsidiaries shall be equal to or less than 4.0 to 1.0 for the Issuer’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such Lien is incurred. The Issuer may elect, pursuant to an officer’s certificate delivered to the trustee, to treat all or any portion of the commitment under any Indebtedness which is to be secured by a Lien permitted by this clause (28) as being incurred at the time the Lien is incurred and any subsequent issuance of Indebtedness under such Indebtedness shall not be deemed to be an incurrence at such subsequent time.

“Permitted Parent” means any direct or indirect parent of the Issuer that at the time it became a parent of the Issuer was a Permitted Holder pursuant to clause (i) of the definition thereof and such parent was not formed in connection with, or in contemplation of, a transaction (other than the Transactions) that would otherwise constitute a Change of Control.

“Permitted Payment Restriction” means any consensual encumbrance or restriction (each, a “restriction”) on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Equity Interests to the Issuer or a Restricted Subsidiary or pay any Indebtedness owed to the Issuer or a Restricted Subsidiary or (b) make any loans or advances to the Issuer or a Restricted Subsidiary, which restriction satisfies all of the following conditions: (i) such restriction becomes effective only upon the occurrence of (x) specified events under its charter or (y) a default by such Restricted Subsidiary in the payment of principal of or interest, a bankruptcy default, a default on any financial covenant or any other material default, in each case, on Indebtedness that was incurred by such Restricted Subsidiary under the caption “Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock, and (ii) such restriction would not materially impair the Issuer’s ability to make scheduled payments of cash interest and to make required principal payments on the notes, as determined in good faith by the chief executive officer or chief financial officer of the Issuer whose determination shall be conclusive.

“Permitted Payments to Parent” means

(1) payments, directly or indirectly, to Holdings or any other direct or indirect parent company of the Issuer to be used by Holdings (or any other direct or indirect parent company of the Issuer) to pay (x) consolidated, combined or similar Federal, state and local taxes payable by Holdings (or such parent company) and directly attributable to (or arising as a result of) the operations of the Issuer and its Subsidiaries and (y) franchise or similar taxes and fees of Holdings (or such parent company) required to maintain Holdings’ (or such parent company’s) corporate or other existence and other taxes; provided that:

(a) the amount of such dividends, distributions or advances paid shall not exceed (x) the amount that the Issuer and its Subsidiaries would be required to pay in respect of Federal, state and local taxes were the Issuer and its Subsidiaries to pay such taxes separately from Holdings (or such parent company) plus (y) the actual amount of such franchise or similar taxes and fees of Holdings (or such parent company) required to maintain Holdings’ (or such parent company’s) corporate or other existence and other taxes, each as applicable; provided, that notwithstanding anything to the contrary, the Issuer may make payments to Holdings in an amount necessary to enable Holdings to pay (or makes payments to allow a parent company to pay) any taxes incurred as a result of the U.K. Spin-off and the 2012 Dividend; and

(b) such payments are used by Holdings (or such parent company) for such purposes within 90 days of the receipt of such payments; and

(2) payments, directly or indirectly, to Holdings or any other direct or indirect parent company of the Issuer if the proceeds thereof are (i) used to pay general corporate and overhead expenses (including salaries and other compensation of employees) incurred in the ordinary course of its business or of the business of Holdings or such other parent company of the Issuer as a direct or indirect holding company for the Issuer, including such amounts relating to Holdings or such other parent company of the Issuer being a public company or (ii) used to pay fees and expenses (other than to Affiliates) relating to any unsuccessful debt or equity financing.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Issuer or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, renew, refund, refinance, replace, defease or discharge other Indebtedness of the Issuer or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided, that:

(1) the principal amount (or if issued with original issue discount, issue price) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or if issued with original issue discount, accreted value) of the Indebtedness extended, renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest (including capitalized interest) on the Indebtedness and the amount of all fees, commissions, discounts and expenses, including premiums, incurred in connection therewith);

(2) either (a) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, renewed, refunded, refinanced, replaced, defeased or discharged or (b) all scheduled payments on or in respect of such Permitted Refinancing Indebtedness (other than interest payments) shall be at least 91 days following the final scheduled maturity of the notes;

(3) if the Indebtedness being extended, renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, renewed, refunded, refinanced, replaced, defeased or discharged; and

(4) such Indebtedness is incurred

(a) by the Issuer or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(b) by any Guarantor if the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is a Guarantor; or

(c) by any Non-Guarantor Subsidiary if the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is a Non-Guarantor Subsidiary.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Stock.

“Qualified Proceeds” means any of the following or any combination of the following:

(1) Cash Equivalents;

(2) the Fair Market Value of assets that are used or useful in the Permitted Business; and

(3) the Fair Market Value of the Capital Stock of any Person engaged primarily in a Permitted Business if, in connection with the receipt by the Issuer or any of its Restricted Subsidiaries of such Capital Stock, such Person becomes a Restricted Subsidiary or such Person is merged or consolidated into the Issuer or any Restricted Subsidiary;

provided that (i) for purposes of clause (3) of the first paragraph under “—Certain Covenants—Restricted Payments,” Qualified Proceeds shall not include Excluded Contributions and (ii) the amount of Qualified Proceeds shall be reduced by the amount of payments made in respect of the applicable transaction which are permitted under clause (8) of the covenant described under “—Certain Covenants—Transactions with Affiliates.”

“Qualified Receivables Transaction” means any transaction or series of transactions entered into by the Issuer or any of its Subsidiaries pursuant to which the Issuer or any of its Subsidiaries sells, conveys or otherwise transfers, or grants a security interest, to:

(1) a Receivables Subsidiary (in the case of a transfer by the Issuer or any of its Subsidiaries, which transfer may be effected through the Issuer or one or more of its Subsidiaries); and

(2) if applicable, any other Person (in the case of a transfer by a Receivables Subsidiary),

in each case, in any accounts receivable (including health care insurance receivables), instruments, chattel paper, general intangibles and similar assets (whether now existing or arising in the future, the “Receivables”) of the Issuer or any of its Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such Receivables, all contracts, contract rights and all guarantees or other obligations in respect of such Receivables, proceeds of such Receivables and any other assets, which are customarily transferred or in respect of which security interests are customarily granted in connection with receivables financings and asset securitization transactions of such type, together with any related transactions customarily entered into in receivables financings and asset securitizations, including servicing arrangements. All determinations as to whether a particular provision in respect of a receivables transaction is customary shall be made by the Issuer in good faith (which determination shall be conclusive).

“Qualified Restricted Subsidiary” means any other Restricted Subsidiary of the Issuer that satisfies all of the following requirements:

(1) except for Permitted Payment Restrictions, there are no restrictions, directly or indirectly, on the ability of such Restricted Subsidiary to pay dividends or make distributions to the holders of its Capital Stock;

(2) the Capital Stock of such Restricted Subsidiary consists solely of (A) Capital Stock owned by the Issuer and its Qualified Restricted Subsidiaries, (B) Capital Stock owned by Strategic Investors and (C) directors’ qualifying shares; and

(3) the primary business of such Restricted Subsidiary is a Permitted Business.

“Rating Agencies” mean Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer (as certified by a Board Resolution) which shall be substituted for Moody’s or S&P or both, as the case may be.

“Recapitalization Transaction” means a transaction that results in a Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) including any such group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than a Sponsor, becoming the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act or any successor provision), including by acquiring, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, the power to vote or to direct the vote, of 20% or more of the total voting power of the Voting Stock of the Issuer or any direct or indirect parent company.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Qualified Receivables Transaction.

“Receivables Subsidiary” means a Subsidiary of the Issuer which engages in no activities other than in connection with the financing of accounts receivable and in businesses related or ancillary thereto and that is designated by the Board of Directors of the Issuer (as provided below) as a Receivables Subsidiary (A) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which:

(1) is guaranteed by the Issuer or any Subsidiary of the Issuer (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness) pursuant to representations, warranties, covenants and indemnities customarily entered into in connection with a Qualified Receivables Transaction);

(2) is recourse to or obligates the Issuer or any Subsidiary of the Issuer in any way other than pursuant to representations, warranties, covenants and indemnities customarily entered into in connection with a Qualified Receivables Transaction; or

(3) subjects any property or asset of the Issuer or any Subsidiary of the Issuer (other than accounts receivable and related assets as provided in the definition of Qualified Receivables Transaction), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to representations, warranties, covenants and indemnities customarily entered into in connection with a Qualified Receivables Transaction; and (B) with which neither the Issuer nor any Subsidiary of the Issuer has any material contract, agreement, arrangement or understanding other than on terms no less favorable to the Issuer or such Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Issuer, other than as may be customary in a Qualified Receivables Transaction including for fees payable in the ordinary course of business in connection with servicing accounts receivable; and (C) with which neither the Issuer nor any Subsidiary of the Issuer has any obligation to maintain or preserve such Subsidiary’s financial condition or cause such Subsidiary to achieve certain levels of operating results other than pursuant to representations, warranties, covenants and indemnities entered into in connection with a Qualified Receivables Transaction. Any such designation by the Board of Directors of the Issuer will be evidenced to the trustee by filing with the trustee a certified copy of the resolution of the Board of Directors of the Issuer giving effect to such designation and an officer’s certificate certifying that such designation complied with the foregoing conditions.

“Refinance” means, in respect of any Indebtedness, Disqualified Stock or preferred stock, to refinance, extend, renew, refund, repay, prepay, purchase, redeem, defease or retire, or to issue other Indebtedness, Disqualified Stock or preferred stock in exchange or replacement for, such Indebtedness, Disqualified Stock or preferred stock, in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

“Replacement Preferred Stock” means any Disqualified Stock of the Issuer or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace or discharge any Disqualified Stock of the Issuer or any of its Restricted Subsidiaries (other than intercompany Disqualified Stock); provided that such Replacement Preferred Stock (i) is issued by the Issuer or by the Restricted Subsidiary who is the issuer of the Disqualified Stock being redeemed, refunded, refinanced, replaced or discharged, and (ii) does not have an initial liquidation preference in excess of the liquidation preference plus accrued and unpaid dividends on the Disqualified Stock being redeemed, refunded, refinanced, replaced or discharged.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary “ of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Secured Indebtedness” means any Indebtedness of the Issuer or any of its Restricted Subsidiaries secured by a Lien.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the

Effective Date. For purposes of determining whether an Event of Default has occurred, if any group of Restricted Subsidiaries as to which a particular event has occurred and is continuing at any time would be, taken as a whole, a “Significant Subsidiary” then such event shall be deemed to have occurred with respect to a Significant Subsidiary.

“Specified Transaction” means any Investment that results in a Person becoming a Restricted Subsidiary, any designation of a Subsidiary as a Restricted Subsidiary or an Unrestricted Subsidiary, any acquisition or disposition that results in a Restricted Subsidiary ceasing to be a Subsidiary of the Issuer, any Investment constituting an acquisition of assets constituting a business unit, line of business or division of, or all or substantially all of the Equity Interests of, another Person or any disposition of a business unit, line of business or division of the Issuer or a Restricted Subsidiary, in each case whether by merger, consolidation, amalgamation or otherwise, or any incurrence or repayment of Indebtedness (other than Indebtedness incurred or repaid under any revolving credit facility or line of credit) or Restricted Payment.

“Sponsor” means (i) any of WCAS Management Corporation and its Affiliates, and investment funds and partnerships managed or advised by any of them or any of their respective Affiliates but not including, however, any operating company or a company controlled by an operating company of any of the foregoing, (ii) any officer, director, employee, member, partner or stockholder of the manager or general partner (or the general partner of the general partner) of any of the Persons referred to in clause (i), (iii) the spouses, ancestors, siblings, descendants (including children or grandchildren by adoption) and the descendants of any of the siblings of the Persons referred to in clause (ii), (iv) in the event of the incompetence or death of any of the Persons described in any of clauses (ii) through (iii), such Person’s estate, executor, administrator, committee or other personal representative, in each case who at any particular date shall be the owner, beneficially or of record, or have the right to acquire, directly or indirectly, Equity Interests of the Issuer or Holdings (or any other direct or indirect parent company of the Issuer), (v) any trust created for the benefit of the Persons described in any of clauses (ii) through (iv) or any trust for the benefit of any such trust; or (vi) any Person controlled by any of the Persons described in any of the clauses (ii) through (v). The provisions set forth in clauses (ii) through (v) above shall only be applicable to the determination of Permitted Holders and for no other purpose.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the Effective Date, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Strategic Investors” means physicians, hospitals, health systems, other healthcare providers, other healthcare companies and other similar strategic joint venture partners which joint venture partners are actively involved in the day-to-day operations of providing surgical care and surgery-related services, or, in the case of physicians, that have retired therefrom, individuals who are former owners or employees of surgical care facilities purchased by the Issuer, any of its Restricted Subsidiaries, and consulting firms that receive common stock solely as consideration for consulting services performed.

“Subsidiary” means, with respect to any specified Person (the “parent”) at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date.

“Subordinated Indebtedness” means, with respect to the notes,

(1) any Indebtedness of the Issuer which is expressly subordinated in right of payment to the notes by its terms or pursuant to a written agreement, and

(2) any Indebtedness of any Guarantor which expressly subordinated in right of payment to the Subsidiary Guarantee of such Guarantor by its term or pursuant to a written agreement.

“Subsidiary Guarantee” means the Guarantee by each Guarantor of the Issuer’s obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

“Total Assets” means the total consolidated assets of the Issuer and its Restricted Subsidiaries as set forth on the most recent consolidated balance sheet of the Issuer and its Restricted Subsidiaries.

“Transactions” means, collectively, any or all of the following transactions consummated on April 3, 2012: (i) the offer and issuance of the outstanding notes and the entry into the indenture and related agreements, (ii) the entry into the Credit Agreement and the incurrence of Indebtedness thereunder, (iii) the repayment of certain existing Indebtedness of the Issuer and its Subsidiaries, (iv) the 2012 Dividend, (v) the U.K. Spin-off and (vi) all other transactions relating to any of the foregoing (including payment of fees and expenses related to any of the foregoing).

“Treasury Management Obligations” means obligations under any agreement governing the provision of treasury or cash management services, including deposit accounts, funds transfer, automated clearinghouse, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade finance services. Treasury Management Obligations shall not constitute Indebtedness.

“Treasury Rate” has the meaning set forth under “Optional Redemption.”

“U.K. Spin-off” means, collectively, (a) the distribution by the Issuer of all of the outstanding Equity Interests of USPE Holdings, Ltd. to Holdings, (b) the distribution by Holdings of all of such Equity Interests to its parent company and (c) each subsequent distribution of all of such Equity Interests by a direct or indirect parent of Holdings and ultimately to the shareholders of USPI Group Holdings, Inc.

“Unrestricted Subsidiary” means any Subsidiary of the Issuer that is designated by the Board of Directors of the Issuer as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors and any Subsidiary of an Unrestricted Subsidiary, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt; provided that this clause (1) shall be deemed to be satisfied for so long as the total amount of Indebtedness of all Unrestricted Subsidiaries that is not Non-Recourse Debt does not exceed, measured as of the date of incurrence thereof, 1% of Total Assets;

(2) except with respect to any Indebtedness permitted by clause (1), is not party to any agreement, contract, arrangement or understanding with the Issuer or any Restricted Subsidiary of the Issuer unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Issuer or such Restricted Subsidiary than those permitted under the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates”;

(3) is a Person with respect to which neither the Issuer nor any of its Restricted Subsidiaries has any direct or indirect obligation to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Issuer or any of its Restricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Subsidiary” of any specified Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interest of which (other than directors’ qualifying shares) will at that time be owned by such Person or by one or more Wholly Owned Subsidiaries of such person.

BOOK-ENTRY; DELIVERY AND FORM

The certificates representing the exchange notes will be issued in fully registered form without interest coupons, or the global notes. The global notes will be deposited with the trustee as a custodian for the Depository Trust Company, or DTC, as depositary, and registered in the name of a nominee of such depositary.

The Global Notes

We expect that pursuant to procedures established by DTC (i) upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such global notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the initial purchasers and ownership of beneficial interests in the global notes will be limited to persons who have accounts with DTC, referred to as participants, or persons who hold interests through participants. Holders may hold their interests in the global notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global notes for all purposes under the indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the global notes.

Payments of the principal of, premium (if any) and interest (including additional interest) on the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest (including additional interest) on the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the global notes for certificated securities, which it will distribute to its participants and which will be legended as set forth under the heading “Transfer Restrictions” in the final offering memoranda relating to the outstanding notes.

Global debt securities are deposited with, or on behalf of, DTC and are registered in the name of DTC’s nominee, Cede & Co. All interests in global debt securities deposited with, or on behalf of, DTC will be subject to the operations and procedures of DTC and, in the case of any interests in global debt securities held through Euroclear Bank S.A./N.V., or Euroclear, or Clearstream Banking, Societe Anonyme, or Clearstream, Luxembourg, the operations and procedures of Euroclear or Clearstream, Luxembourg, as the case may be. The following provisions apply to the depository arrangements with respect to the global debt securities. DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended, or the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly, referred to as indirect participants.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

Certificated securities shall only be issued in exchange for beneficial interests in the global notes (i) after there has occurred, and is continuing, an event of default with respect to the notes or (ii) if DTC is at any time unwilling or unable to continue as a depositary for the global notes or has ceased to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 120 days.

Secondary Market Trading, Global Clearance and Settlement under the Book-Entry System

Any permitted secondary market trading activity in the notes will be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any certificated notes will also be settled in immediately available funds.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following discussion is a summary of certain United States federal income tax considerations relating to the exchange of outstanding notes for exchange notes pursuant to the exchange offer and the ownership and disposition of exchange notes received pursuant to the exchange offer. This summary does not purport to be a complete analysis of all the potential tax considerations relevant to the particular circumstances of holders. This summary is based on the provisions of the Code, the Treasury regulations promulgated or proposed thereunder, judicial authority, published administrative positions of the Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect on the date of this prospectus, and all of which are subject to change, possibly on a retroactive basis. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in this summary, and there can be no assurance that the IRS will agree with our statements and conclusions. This summary deals only with outstanding notes and exchange notes held as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not purport to deal with all aspects of United States federal income taxation that might be relevant to particular holders in light of their personal circumstances or status, nor does it address tax considerations applicable to holders that may be subject to special tax rules, such as banks and other financial institutions, tax-exempt organizations, S corporations, partnerships or other pass-through entities, insurance companies, broker/dealers, dealers or traders in securities, controlled foreign corporations, passive foreign investment companies or certain former citizens or residents of the United States. This summary also does not discuss exchange notes held as part of a hedge, straddle, synthetic security or conversion transaction, or situations in which the “functional currency” of a United States holder (as defined below) is not the United States dollar. Moreover, the effect of the alternative minimum tax and any applicable gift, estate, state, local or non-United States tax laws is not discussed.

THE FOLLOWING DISCUSSION IS INTENDED FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. INVESTORS CONSIDERING THE EXCHANGE OFFER SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

The term “United States holder” means a beneficial owner of an outstanding note or an exchange note that is, for United States federal income tax purposes:

1. an individual citizen or resident of the United States;

2. a corporation, or other entity classified as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

3. an estate, the income of which is subject to United States federal income taxation regardless of its source; or

4. a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons (within the meaning of the Code) has the authority to control all of its substantial decisions, or (ii) the trust was in existence on August 20, 1996, was treated as a domestic trust on August 19, 1996 and has a valid election in effect under applicable Treasury regulations to be treated as a domestic trust.

The term “non-United States holder” means a beneficial owner of an outstanding note or an exchange note that is an individual, a corporation, an estate or a trust that is not a United States holder.

If an entity or arrangement classified as a partnership for United States federal income tax purposes holds outstanding notes or exchange notes, the United States federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership participating in the exchange offer should consult with its own tax advisors about the United States federal income tax consequences of the partnership’s purchase, ownership and disposition of the outstanding notes and exchange notes.

Treatment of the Exchange

The exchange of an outstanding note for an exchange note pursuant to the exchange offer will not constitute a taxable exchange for U.S. federal income tax purposes, and accordingly a holder will not recognize any gain or loss upon the receipt of an exchange note for an outstanding note. A holder’s holding period for an exchange note will include the holding period for the outstanding note exchanged therefor, and a holder’s tax basis in the exchange note immediately after the exchange will be the same as such holder’s adjusted tax basis in such outstanding note immediately before the exchange.

Effect of Certain Additional Payments

In certain circumstances, we may be obligated to pay amounts in excess of the stated interest or principal on the exchange notes or the outstanding notes (as described under “Description of Exchange Notes—Repurchase at the Option of Holders—Change of Control,” and with respect to the outstanding notes, as described under “The Exchange Offer—Purpose and Effect of the Exchange Offer”). These potential payments may implicate the provisions of Treasury regulations relating to “contingent payment debt instruments.” According to the applicable Treasury regulations, certain contingencies will not cause a debt instrument to be treated as a contingent payment debt instrument if such contingencies, as of the date of issuance, are either remote or incidental. We intend to take the position that the foregoing contingencies are remote and/or incidental, and we do not intend to treat the exchange notes as contingent payment debt instruments. Our position that such contingencies are remote and/or incidental is binding on a holder unless such holder discloses its contrary position in the manner required by applicable Treasury regulations. If any additional amounts are in fact paid, holders will be required to recognize such amounts as income at the time such payments are received or accrued, in accordance with each holder’s method of accounting for U.S. federal income tax purposes. Our determination, however, is not binding on the IRS, and in the event the IRS successfully takes the position that certain of the potential payments described above are not remote and/or incidental, the amount and timing (and possibly the character) of the income recognized by a holder would be affected. In addition, if we exercise our option to repurchase the exchange notes prior to the maturity date, the yield on such exchange notes may be greater than it would otherwise be. Under special rules governing this type of unconditional option, we will be deemed not to exercise this option, and the possibility of this increased yield will not affect the amount and timing of interest income you recognize in advance of such events.

The remainder of this discussion assumes that the determinations above are correct. Holders should consult their own tax advisors regarding the tax considerations relating to the potential payments and optional redemption rights described above.

United States Holders

Payment of Interest. In general, stated interest on an exchange note will be taken into account by a United States holder as ordinary income at the time such interest is accrued or received in accordance with the holder’s regular method of accounting for United States federal income tax purposes. It is expected, and this discussion assumes, that the exchange notes will not be treated as issued with “original issue discount” (equal to or greater than a statutorily defined de minimis amount) within the meaning of Section 1273 of the Code.

Market Discount. In general, outstanding notes will have “market discount” if such notes were acquired by a holder after their original issuance at a discount of more than a de minimis amount to their stated redemption price at maturity. United States holders of outstanding notes that have market discount in such notes will carry over that market discount to the exchange notes received pursuant to the exchange offer.

Under the market discount rules, a United States holder is required to treat any principal payment on, or any gain on a sale, exchange, redemption or other disposition of, an exchange note as ordinary income to the extent of any accrued market discount that has not previously been included in income. Accrued market discount will include any market discount that has accrued on the exchange note and on the outstanding note for which the exchange note was received. If a United States holder disposes of an exchange note in an otherwise nontaxable transaction, other than certain specified nonrecognition transactions, such holder will be required to include any accrued market discount as ordinary income as if such holder had sold the exchange note at its then fair market value. In addition, the holder may be required to defer, until the maturity of the exchange note or its earlier disposition in a taxable transaction, the deduction of a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the outstanding note or the exchange note.

Market discount generally accrues ratably on a straight-line basis from the date on which a United States holder acquired the outstanding note through the maturity date of the exchange note for which the outstanding note was exchanged, unless such holder makes an irrevocable election to accrue market discount under a constant yield method. A United States holder may elect to include market discount in income currently as it accrues, in which case the rule described above regarding deferral of interest deductions will not apply. If such a holder elects to include market discount in income currently, the holder’s adjusted basis in an exchange note will be increased by any market discount included in income. An election to include market discount in income currently will apply to all market discount obligations acquired during or after the first taxable year for which the election is made, and the election may not be revoked without the consent of the IRS.

Amortizable Bond Premium. A United States holder who acquired outstanding notes at a premium (i.e., the excess of the holder’s adjusted tax basis over the note’s stated redemption price at maturity) will carry over that premium to the exchange notes acquired in the exchange. A United States holder generally may elect to amortize that premium (“amortizable bond premium”) from the acquisition date of the outstanding note to the maturity date under a constant yield method based on the note’s payment period. Amortizable bond premium will be treated as an offset to interest income on the exchange notes and not as a separate deduction. The election to amortize bond premium, once made, applies to all debt obligations held or subsequently acquired by the electing United States holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If such an election to amortize bond premium is not made, a United States holder must include all amounts of taxable interest in income without reduction for such premium, and may receive a tax benefit from the premium only in computing such United States holder’s gain or loss upon a disposition of an exchange note.

Sale, Exchange, Redemption or Other Taxable Disposition of the Notes. Upon a sale, exchange, redemption or other taxable disposition of a note, except as discussed above under “—Market Discount,” a United States holder generally will recognize capital gain or loss equal to the difference between (i) the amount realized on the sale, exchange, retirement, redemption or other taxable disposition (not including the amount allocable to accrued but unpaid interest, which will be treated as ordinary interest income to the extent not previously included in gross income) and (ii) the holder’s adjusted tax basis in the note. A United States holder’s adjusted tax basis in an exchange note immediately after the exchange generally will be the same as such holder’s basis in the outstanding note exchanged therefor. Such tax basis will be increased by any amount includible in income as accrued market discount (if current inclusion is elected as described in more detail above), and decreased by the amount of any premium amortized by the holder and used to offset interest income, and by payments from us other than qualified stated interest (if any). The capital gain or loss will be long-term capital gain or loss if the United States holder’s holding period in the note exceeds one year at the time of the disposition. Certain non-corporate United States holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

Medicare Contribution Tax on Unearned Income. For taxable years beginning after December 31, 2012, a 3.8% Medicare tax will be imposed on the lesser of the “net investment income” or the amount by which modified adjusted gross income exceeds a threshold amount, in either case, of United States holders that are individuals, estates and trusts. Net investment income includes, among other things, interest income derived other than from the conduct of a nonpassive trade or business. Payments of interest on, and capital gain recognized on the sale or other disposition of, the exchange notes are expected to constitute net investment income.

Information Reporting and Backup Withholding Tax. Information reporting requirements generally will apply with respect to payments of principal, payments of stated interest, and the proceeds of sales or other dispositions (including a retirement or redemption) of the exchange notes unless an exemption exists. In addition, backup withholding may apply to such payments and proceeds with respect to a United States holder if: (i) a United States holder fails to provide its correct taxpayer identification number in the manner requested and certify that it is exempt from backup withholding, (ii) the IRS notifies the payor that such United States holder has furnished to the payor an incorrect taxpayer identification number, or (iii) in the case of payments of interest, the IRS notifies the payor to start withholding on such interest because such United States holder has underreported interest or dividends on such holder’s income tax return. All individual United States holders are subject to these requirements. In general, corporations are exempt from these requirements, provided that their exemptions are properly established. Under current law, the backup withholding rate is 28% through 2012, and 31% thereafter.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be credited against a United States holder’s U.S. federal income tax liability (or refunded), provided that the required information is timely provided to the IRS. United States holders should consult their own tax advisors regarding the application of backup withholding in their particular situations, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

Non-United States Holders

Payment of Interest. Generally, interest income of a non-United States holder with respect to the exchange notes that is not effectively connected with a United States trade or business (and in the case of a non-United States holder eligible for the benefits of an applicable income tax treaty, is not attributable to a permanent establishment in the United States) of the non-United States holder will not be subject to United States federal income tax or withholding tax, provided that (i) the non-United States holder does not actually or constructively own 10% or more of the combined voting power of all classes of our stock entitled to vote, (ii) the non-United States holder is not a controlled foreign corporation related to us actually or constructively through stock ownership, (iii) the non-United States holder is not a bank whose receipt of interest on the exchange notes is on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business and (iv) either (a) the non-United States holder provides an IRS Form W-8BEN (or a suitable substitute form) signed under penalties of perjury that includes its name and address and certifies as to its non-United States status in compliance with applicable law and regulations, or (b) the non-United States holder holds the exchange notes through an appropriate intermediary that provides a statement to us or our agent under penalties of perjury in which it certifies that an IRS Form W-8BEN (or a suitable substitute form) has been received by it from the non-United States holder or a qualifying intermediary and furnishes a copy to us or our agent. If these requirements are not satisfied with respect to a non-United States holder, a 30% U.S. federal income withholding tax will apply to interest paid on the exchange notes to such non-United States holder, unless the non-United States holder provides (1) a properly executed IRS Form W-8BEN (or successor form) signed under penalties of perjury claiming an exemption from (or a reduction of) withholding under the benefit of a tax treaty between the United States and the non-United States holder’s country of residence, or (2) a properly executed IRS Form W-8 ECI (or successor form) signed under penalties of perjury claiming that the payments of interest are effectively connected with such non-United States holder’s conduct of a trade or business in the United States, as discussed below.

Except to the extent that an applicable treaty otherwise provides, a non-United States holder generally will be taxed in the same manner as a United States holder with respect to interest that is effectively connected with a

United States trade or business of the non-United States holder. A corporate non-United States holder receiving effectively connected interest income may also, in some circumstances, be subject to an additional “branch profits tax” at a 30% rate (or, if applicable, a lower treaty rate). Even though such effectively connected interest is subject to United States federal income tax, it is not subject to withholding tax if the non-United States holder delivers a properly executed IRS Form W-8ECI (or successor form) to the payor.

Sale, Exchange, Redemption or Other Taxable Disposition of the Notes. A non-United States holder of an exchange note generally will not be subject to United States federal income tax or withholding tax on any gain realized on a sale, exchange, retirement, redemption or other taxable disposition of the note (other than any amount representing accrued but unpaid interest on the note, which is subject to the rules discussed above under “—Non-United States Holders—Payment of Interest”) unless (i) the gain is effectively connected with a United States trade or business of the non-United States holder (and, in the case of a non-United States holder eligible for the benefits of an applicable income tax treaty, is attributable to a permanent establishment in the United States), in which case the non-United States holder will be taxed in the same manner discussed above with respect to effectively connected income (including, in the case of a non-United States holder that is a corporation, potentially being subject to the branch profits tax), or (ii) in the case of a non-United States holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other requirements are met, in which case the non-United States holder will be subject to a 30% U.S. federal income tax on any gain recognized (except as otherwise provided by an applicable income tax treaty), which may be offset by certain U.S. source losses.

Information Reporting and Backup Withholding Tax. United States backup withholding tax generally will not apply to payments of interest on an exchange note to a non-United States holder if the non-United States holder certifies that such holder is not a United States person as described in “—Non-United States Holders—Payment of Interest,” provided that the payor does not have actual knowledge or reason to know that the holder is a United States person. Payments of interest to a non-United States holder, and the amount of tax, if any, withheld with respect to those payments generally must be reported to the IRS. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which the non-United States holder resides under the provisions of an applicable income tax treaty or agreement.

Payments on the sale, exchange or other disposition of an exchange note made to or through a foreign office of a broker will be subject to information reporting to the IRS if such broker is for United States federal income tax purposes (i) a United States person, (ii) a controlled foreign corporation, (iii) a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period or (iv) a foreign partnership if, at any time during the applicable tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during such tax year, the foreign partnership is engaged in a U.S. trade or business, in each case unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that a foreign broker is required to report if the broker has actual knowledge or reason to know that the payee is a United States person. Payments to or through the United States office of a broker will be subject to backup withholding and information reporting unless the holder certifies, under penalties of perjury, that it is not a United States person (and the broker does not have actual knowledge or reason to know that the payee is a United States person), or the payee otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a non-United States holder under the backup withholding rules will be allowed as a credit against such holder’s United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS. Non-United States holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

The HIRE Act

The “Foreign Account Tax Compliance” provisions of the Hiring Incentives to Restore Employment Act, or the HIRE Act, modify some of the withholding, information reporting and certification rules above with respect to certain holders who fail to comply with the HIRE Act’s reporting and disclosure obligations. If applicable, additional withholding could apply to most types of payments on, or gross proceeds from the disposition of, the exchange notes. This withholding tax is being phased in beginning with respect to payments after December 31, 2013. The HIRE Act contains an exception that provides that the new withholding tax will not apply to payments made on, or gross proceeds from the disposition of, debt instruments that are outstanding on March 18, 2012, and proposed regulations extend this grandfathering provision to cover debt instruments that are outstanding on January 1, 2013. Nonetheless, because these proposed regulations will not be binding until finalized and the U.S. Treasury has broad authority to interpret these new rules and promulgate regulations, holders should consult their own tax advisors regarding whether the HIRE Act may be relevant to their investment in the exchange notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired as a result of market-making activities or other trading activities. To the extent any such broker-dealer participates in the exchange offer, we have agreed that for a period of up to 90 days, we will use our commercially reasonable efforts to make this prospectus, as amended or supplemented, available to such broker-dealer for use in connection with any such resale, and will promptly provide such number of copies of this prospectus (as the amended or supplemented) as such broker-dealer may reasonably request.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses. We will also indemnify the holders of outstanding notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity and enforceability of the exchanges notes and the related guarantees offered hereby will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements of United Surgical Partners International, Inc. as of December 31, 2011 and 2010 and for each of the years in the three-year period ended December 31, 2011 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Texas Health Ventures Group, L.L.C. as of June 30, 2011, 2010 and 2009 and for each of the three years then ended included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Stockholder

United Surgical Partners International, Inc.:

We have audited the accompanying consolidated balance sheets of United Surgical Partners International, Inc. (the Company) and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the years in the three year period ended December 31, 2011. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Surgical Partners International, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Dallas, Texas

March 2, 2012 except as to

footnotes 1, 2, 3, 4, 5, 8, 9, 11,

13, 15, 16 and 17, which are

as of August 22, 2012

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2011 and 2010

	2011	2010
	(In thousands, except share amounts)
ASSETS
Cash and cash equivalents (Note 1)	$41,822	$60,253
Available for sale securities (Note 1)	4,815	—
Accounts receivable, net of allowance for doubtful accounts of $8,576 and $7,481, respectively	58,057	50,082
Other receivables (Note 6)	10,499	15,242
Inventories of supplies	10,117	9,191
Deferred tax asset, net (Note 13)	14,704	14,961
Prepaids and other current assets	15,314	14,682

Total current assets	155,328	164,411
Property and equipment, net (Note 7)	235,321	202,260
Investments in unconsolidated affiliates (Note 3)	444,734	393,561
Goodwill (Note 8)	1,209,345	1,268,663
Intangible assets, net (Note 8)	327,140	319,213
Other assets	21,630	24,631

Total assets	$2,393,498	$2,372,739

LIABILITIES AND EQUITY
Accounts payable	$28,765	$23,488
Accrued salaries and benefits	24,405	26,153
Due to affiliates	139,628	116,104
Accrued interest	6,671	8,714
Current portion of long-term debt (Note 9)	25,487	22,386
Other current liabilities	52,281	67,815

Total current liabilities	277,237	264,660
Long-term debt, less current portion (Note 9)	1,042,969	1,047,440
Other long-term liabilities	30,807	26,615
Deferred tax liability, net (Note 13)	167,946	131,205

Total liabilities	1,518,959	1,469,920
Noncontrolling interests—redeemable (Note 4)	106,668	81,668
Commitments and contingencies (Notes 4 and 15)
Equity (Note 14)
United Surgical Partners International, Inc. (USPI) stockholder’s equity:
Common stock, $0.01 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	778,030	784,573
Accumulated other comprehensive loss, net of tax	(63,033)	(66,351)
Retained earnings	17,691	68,535

Total USPI stockholder’s equity	732,688	786,757
Noncontrolling interests—nonredeemable (Note 4)	35,183	34,394

Total equity	767,871	821,151

Total liabilities and equity	$2,393,498	$2,372,739

See accompanying notes to consolidated financial statements

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Consolidated Statements of Operations

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
	(In thousands)
Revenues:
Net patient service revenues	$418,155	$402,049	$418,802
Management and contract service revenues	72,113	64,838	58,326
Other revenues	8,910	7,062	11,250

Total revenues	499,178	473,949	488,378
Equity in earnings of unconsolidated affiliates	83,137	69,916	61,771
Operating expenses:
Salaries, benefits, and other employee costs	125,143	118,838	122,372
Medical services and supplies	76,721	75,341	78,333
Other operating expenses	79,707	84,026	74,244
General and administrative expenses	38,028	33,762	34,817
Provision for doubtful accounts	9,409	8,417	8,614
Net (gains) losses on deconsolidations, disposals and impairments (Notes 2 and 8)	(1,529)	6,378	29,162
Depreciation and amortization	21,177	22,493	24,431

Total operating expenses	348,656	349,255	371,973

Operating income	233,659	194,610	178,176
Interest income	516	742	1,729
Interest expense	(63,537)	(66,886)	(67,770)
Other, net	(73)	708	373

Total other expense, net	(63,094)	(65,436)	(65,668)

Income from continuing operations before income taxes	170,565	129,174	112,508
Income tax benefit (expense) (Note 13)	(39,918)	(29,257)	5,455

Income from continuing operations	130,647	99,917	117,963
Discontinued operations, net of tax (Note 2):
Income (loss) from discontinued operations	(111,033)	9,518	15,425
Loss on disposal of discontinued operations	(529)	(6,782)	—

Total earnings (loss) from discontinued operations	(111,562)	2,736	15,425

Net income	19,085	102,653	133,388
Less: Net income attributable to noncontrolling interests	(69,929)	(60,560)	(63,722)

Net income (loss) attributable to USPI’s common stockholder	$(50,844)	$42,093	$69,666

Amounts attributable to USPI’s common stockholder:
Income (loss) from continuing operations, net of tax	$60,868	$39,678	$54,103
Earnings (loss) from discontinued operations, net of tax	(111,712)	2,415	15,563

Net income (loss) attributable to USPI’s common stockholder	$(50,844)	$42,093	$69,666

See accompanying notes to consolidated financial statements

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
	(In thousands)
Net income	$19,085	$102,653	$133,388
Other comprehensive income (loss):
Foreign currency translation adjustments	1,314	(11,638)	21,967
Unrealized gain on interest rate swaps, net of tax	2,560	3,408	3,894
Pension adjustments, net of tax	(556)	724	(698)

Total other comprehensive income (loss)	3,318	(7,506)	25,163

Comprehensive income	22,403	95,147	158,551
Less: Comprehensive income attributable to noncontrolling interests	(69,929)	(60,560)	(63,722)

Comprehensive income (loss) attributable to USPI’s common stockholder	$(47,526)	$34,587	$94,829

See accompanying notes to consolidated financial statements

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

	USPI Common Stockholder
	Outstanding Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Noncontrolling Interests— Nonredeemable	Total
	(In thousands, except share amounts)
Balance, December 31, 2008	100	$—	$801,902	$(84,008)	$46,243	$42,080	$806,217
Distributions to noncontrolling interests	—	—	—	—	—	(5,749)	(5,749)
Purchases of noncontrolling interests	—	—	(8,411)	—	—	4,597	(3,814)
Sales of noncontrolling interests	—	—	(5,922)	—	—	(140)	(6,062)
Deconsolidation of subsidiaries	—	—	—	—	—	(6,682)	(6,682)
Payment of common stock dividend	—	—	—	—	(88,617)	—	(88,617)
Contribution related to equity award grants by USPI Group Holdings, Inc. and other	—	—	1,936	—	—	—	1,936
Net income	—	—	—	—	69,666	5,945	75,611
Other comprehensive income	—	—	—	25,163	—	—	25,163

Balance, December 31, 2009	100	—	789,505	(58,845)	27,292	40,051	798,003
Distributions to noncontrolling interests	—	—	—	—	—	(5,710)	(5,710)
Purchases of noncontrolling interests	—	—	(452)	—	—	329	(123)
Sales of noncontrolling interests	—	—	(6,774)	—	—	678	(6,096)
Deconsolidation of subsidiaries	—	—	—	—	—	(6,621)	(6,621)
Contribution related to equity award grants by USPI Group Holdings, Inc. and other	—	—	2,294	—	—	—	2,294
Dividend to USPI Holdings, Inc. / USPI Group Holdings, Inc.	—	—	—	—	(850)	—	(850)
Net income	—	—	—	—	42,093	5,667	47,760
Comprehensive income	—	—	—	(7,506)	—		(7,506)

Balance, December 31, 2010	100	—	784,573	(66,351)	68,535	34,394	821,151
Distributions to noncontrolling interests	—	—	—	—	—	(8,163)	(8,163)
Purchases of noncontrolling interests	—	—	(473)	—	—	(672)	(1,145)
Sales of noncontrolling interests	—	—	(7,220)	—	—	1,081	(6,139)
Contribution related to equity award grants by USPI Group Holdings, Inc. and other	—	—	1,150	—	—	—	1,150
Net income (loss)	—	—	—	—	(50,844)	8,543	(42,301)
Other comprehensive income	—	—	—	3,318	—	—	3,318

Balance, December 31, 2011	100	$—	$778,030	$(63,033)	$17,691	$35,183	$767,871

See accompanying notes to consolidated financial statements

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
	(In thousands)
Cash flows from operating activities:
Net income	$19,085	$102,653	$133,388
Adjustments to reconcile net income to net cash provided by operating activities:
Loss (earnings) from discontinued operations	111,562	(2,736)	(15,425)
Provision for doubtful accounts	9,409	8,417	8,614
Depreciation and amortization	21,177	22,493	24,431
Amortization of debt issue costs and discount	3,483	3,266	3,253
Deferred income taxes	16,612	8,353	(9,859)
Net (gains) loss on deconsolidations, disposals and impairments	(1,529)	6,378	29,162
Equity in earnings of unconsolidated affiliates, net of distributions received	45	1,265	(6,951)
Equity-based compensation	1,237	1,694	1,695
Increases (decreases) in cash from changes in operating assets and liabilities, net of effects from purchases of new businesses:
Accounts receivable	(7,774)	(9,126)	(6,156)
Other receivables	1,632	(2,456)	798
Inventories of supplies, prepaids and other assets	(366)	3,703	(3,525)
Accounts payable and other current liabilities	(16,373)	3,538	2,538
Other long-term liabilities	6,467	876	56

Net cash provided by operating activities	164,667	148,318	162,019

Cash flows from investing activities:
Purchases of new businesses and equity interests, net of cash received	(93,413)	(83,475)	(59,647)
Proceeds from sales of businesses and equity interests, net	15,532	50,377	22
Purchases of property and equipment	(15,196)	(19,698)	(17,311)
Purchases of marketable securities, net	(4,820)	—	—
Returns of capital from unconsolidated affiliates	1,744	1,193	2,894
Decrease in deposits and notes receivable	2,598	101	508

Net cash used in investing activities	(93,555)	(51,502)	(73,534)

Cash flows from financing activities:
Proceeds from long-term debt, net of debt issuance costs	21,067	35,054	5,539
Payments on long-term debt	(41,059)	(29,777)	(19,357)
Net equity contribution from USPI Group Holdings, Inc. and other	(102)	72	(39)
(Purchases) sales of noncontrolling interests, net	510	739	(1,980)
Payment of common stock dividend	—	(850)	(88,617)
(Decrease) increase in cash held on behalf of unconsolidated affiliates	23,167	(14,166)	63,101
Distributions to noncontrolling interests	(67,791)	(58,989)	(63,555)

Net cash used in financing activities	(64,208)	(67,917)	(104,908)

Cash flows of discontinued operations:
Operating cash flows	19,448	25,083	23,194
Investing cash flows	(43,801)	(22,008)	(14,394)
Financing cash flows	(481)	(6,780)	(7,118)
Effect of exchange rate changes on cash	(501)	169	196

Net cash (used in) provided by discontinued operations	(25,335)	(3,536)	1,878

Net (decrease) increase in cash and cash equivalents	(18,431)	25,363	(14,545)
Cash and cash equivalents at beginning of period	60,253	34,890	49,435

Cash and cash equivalents at end of period	$41,822	$60,253	$34,890

Supplemental information:
Interest paid—continuing operations	$62,089	$67,003	$68,337
Income taxes paid—continuing operations	31,127	14,085	4,647
Interest paid—discontinued operations	1,781	2,327	2,583
Income taxes paid—discontinued operations	2,001	2,871	3,413
Non-cash transactions:
Assets acquired under capital lease obligations—continuing operations	$16,983	$11,452	$2,985
Assets acquired under capital lease obligations—discontinued operations	$—	$2,029	$—

See accompanying notes to consolidated financial statements

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

(1) Summary of Significant Accounting Policies and Practices

(a) Description of Business

United Surgical Partners International, Inc., a Delaware corporation, and subsidiaries (USPI or the Company) was formed in February 1998 for the primary purpose of ownership and management of ambulatory surgery centers, surgical hospitals and related businesses. At December 31, 2011 the Company, headquartered in Dallas, Texas, operated 200 short-stay surgical facilities in the United States. Of these 200 facilities, the Company consolidates the results of 59 and accounts for 141 under the equity method. The majority of the Company’s U.S. facilities are jointly owned with local physicians and a not-for-profit healthcare system that has other healthcare businesses in the region. At December 31, 2011, the Company had agreements with not-for-profit healthcare systems providing for joint ownership of 138 of the Company’s 200 U.S. facilities and also providing a framework for the planning and construction of additional facilities in the future. All but three of the Company’s U.S. facilities include physician owners.

Prior to April 3, 2012, the Company also operated in the United Kingdom. At December 31, 2011, the Company’s U.K. subsidiary managed and owned six facilities, consisting of three private hospitals and an oncology clinic in the greater London area, a hospital in Sheffield, England, and a diagnostic and surgery center in Edinburgh, Scotland. On April 3, 2012, the Company distributed the stock of its U.K. subsidiary to the equity holders of USPI Group Holdings, Inc. (its “Parent”). Subsequent to April 3, 2012, the Company has no further ownership in the U.K. operations. The Company’s former U.K. operations have now been classified as “discontinued operations” in its historical results of operations.

The Company is subject to changes in government legislation that could impact Medicare and Medicaid reimbursement levels and is also subject to increased levels of managed care penetration and changes in payor patterns that may impact the level and timing of payments for services rendered.

The Company maintains its books and records on the accrual basis of accounting, and the consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The Company operates in one reportable business segment, the ownership and operation of surgical facilities in the United States.

The Company had publicly traded equity securities from June 2001 through April 2007. Pursuant to an Agreement and Plan of Merger (the merger) dated as of January 7, 2007, between an affiliate of Welsh, Carson, Anderson & Stowe X, L.P. (Welsh Carson), the Company became a wholly owned subsidiary of USPI Holdings, Inc. on April 19, 2007. USPI Holdings is a wholly owned subsidiary of the Company’s Parent, which is owned by an investor group that includes affiliates of Welsh Carson, members of the Company’s management and other investors.

Certain amounts in the consolidated financial statements for prior periods have been reclassified to conform to the 2011 presentation. Net operating results have not been affected by these reclassifications.

(b) Translation of Foreign Currencies

The financial statements of foreign subsidiaries are measured in local currency and then translated into U.S. dollars. All assets and liabilities have been translated using the current rate of exchange at the balance sheet date. Results of operations have been translated using the average rates prevailing throughout the year. Translation gains or losses resulting from changes in exchange rates are accumulated in a separate component of stockholder’s equity.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

(c) Principles of Consolidation

The consolidated financial statements include the financial statements of USPI and its wholly-owned and majority-owned subsidiaries. In addition, the Company consolidates the accounts of certain investees of which it does not own a majority ownership interest because the Company maintains effective control over the investees’ assets and operations. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company also determines if it is the primary beneficiary of (and therefore should consolidate) any entity whose operations it does not control with voting rights. At December 31, 2011 and 2010, the Company consolidated one such entity (Note 5).

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original or remaining maturities of three months or less to be cash equivalents. Cash and cash equivalents at times may exceed the FDIC limits. The Company believes no significant concentration of credit risk exists with respect to these cash investments.

The Company’s wholly-owned insurance subsidiary maintains certain balances in cash and cash equivalents that are used in connection with its retained professional and general liability risks and are not designated for general corporate purposes. At December 31, 2011 and 2010, these cash and cash equivalents balances were $6.4 million and $6.0 million, respectively.

(f) Available for Sale Securities

At December 31, 2011, the Company had $4.8 million of marketable securities, which are held by the Company’s wholly-owned insurance subsidiary. These investments are used in connection with its retained professional and general liability risks and are not designed for general corporate purposes. The marketable securities consist of U.S. Treasury and corporate debt, are classified as available for sale and are recorded at fair value on the consolidated balance sheet. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. These amounts are not material for the year ended December 31, 2011. Realized gains and losses from the sale of available for sale securities are determined on a specific-identification basis. Premiums and discounts on debt securities are amortized or accreted over the life of the related available for sale security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

The fair value of these securities are classified within Level 2 of the valuation hierarchy, and are based on closing market prices of the investments when applicable, or alternatively, valuations utilizing market data and other observable inputs.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

(g) Inventories of Supplies

Inventories of supplies are stated at cost, which approximates market, and are expensed as used.

(h) Property and Equipment

Property and equipment are stated at cost or, when acquired as part of a business combination, fair value at date of acquisition. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. Upon retirement or disposal of assets, the asset and accumulated depreciation accounts are adjusted accordingly, and any gain or loss is reflected in earnings or loss of the respective period. Maintenance costs and repairs are expensed as incurred; significant renewals and betterments are capitalized. Assets held under capital leases are classified as property and equipment and amortized using the straight-line method over the shorter of the useful lives or lease terms, and the related obligations are recorded as debt. Amortization of assets under capital leases and of leasehold improvements is included in depreciation expense. The Company records operating lease expense on a straight-line basis unless another systematic and rational allocation is more representative of the time pattern in which the leased property is physically employed. The Company amortizes leasehold improvements, including amounts funded by landlord incentives or allowances, for which the related deferred rent is amortized as a reduction of lease expense, over the shorter of their economic lives or the lease term.

(i) Goodwill and Intangible Assets

Intangible assets consist of costs in excess of net assets acquired (goodwill), costs of acquired management and other contract service rights, and other intangibles, which consist primarily of debt issue costs. Most of the Company’s intangible assets have indefinite lives. Accordingly, these assets, along with goodwill, are not amortized but are instead tested for impairment annually, or more frequently if changing circumstances warrant. Goodwill is tested for impairment at the reporting unit level. Prior to spinning off its U.K. operations in April 2012, the Company had two reporting units, corresponding to the two countries in which it operated. The Company amortizes intangible assets with definite useful lives over their respective useful lives to their estimated residual values and reviews them for impairment in the same manner as long-lived assets, discussed below.

(j) Impairment of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset, or related groups of assets, may not be fully recoverable from estimated future cash flows. In the event of impairment, measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimates of future discounted cash flows using market participant assumptions with respect to the use and ultimate disposition of the asset.

(k) Fair Value Measurements

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between market participants to sell the asset or transfer the liability. The Company uses fair value measurements based on quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2) or unobservable inputs for assets or liabilities (Level 3), depending on the nature of the item being valued. The Company discloses on a yearly basis the valuation techniques and discloses any change in method of such within the body of each applicable footnote. The estimated fair values may not be representative of actual values that will be realized or settled in the future.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value because of the short maturity of these instruments.

(l) Derivative Instruments and Hedging Activities

The Company accounts for its derivative instruments at fair value and records the value on its consolidated balance sheet as an asset or liability. The Company does not engage in derivative instruments for speculative purposes. Because the Company’s current derivatives (interest rate swaps) qualify for hedge accounting, gains or losses resulting from changes in the values of the Company’s derivatives are reported in accumulated other comprehensive income (loss), a separate component of equity (Note 10).

(m) Revenue Recognition

Revenues consist primarily of net patient service revenues, which are based on the facilities’ established billing rates less allowances and discounts, principally for patients covered under contractual programs with private insurance companies. The Company derives approximately 72% of its net patient service revenues from private insurance payors, approximately 19% from governmental payors and approximately 9% from self-pay and other payors. Amounts are recognized as services are provided.

With respect to management and contract service revenues, amounts are also recognized as services are provided. The Company is party to agreements with certain surgical facilities, hospitals and physician practices to provide management services. As compensation for these services each month, the Company charges the managed entities management fees which are either fixed in amount or represent a fixed percentage of each entity’s earnings, typically defined as net revenue less a provision for doubtful accounts or operating income. In many cases the Company also holds equity ownership in these entities (Note 12). Amounts charged to consolidated facilities eliminate in consolidation.

(n) Concentration of Credit Risk

Concentration of credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company’s customer base and their breakdown among geographical locations in which the Company operates. The Company provides for bad debts principally based upon the aging of accounts receivable and uses specific identification to write off amounts against its allowance for doubtful accounts. The Company believes the allowance for doubtful accounts adequately provides for estimated losses as of December 31, 2011 and 2010. The Company has a risk of incurring losses if such allowances are not adequate.

(o) Investments and Equity in Earnings of Unconsolidated Affiliates

Investments in unconsolidated companies in which the Company exerts significant influence but does not control or otherwise consolidate are accounted for using the equity method. The Company’s ownership in these entities range from 5% to 71%. Certain investments in unconsolidated companies in which the Company owns a majority interest are not consolidated due to the substantive participating rights of the minority owners.

These investments are included as investments in unconsolidated affiliates in the accompanying consolidated balance sheets.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

The carrying amounts of these investments are greater than the Company’s equity in the underlying net assets of many of these companies due in part to goodwill, which is not subject to amortization. The Company monitors its investments for other-than-temporary impairment by considering factors such as current economic and market conditions and the operating performance of the companies and records reductions in carrying values when necessary.

Equity in earnings of unconsolidated affiliates consists of the Company’s share of the profits or losses generated from its noncontrolling equity investments in 141 surgical facilities. Because these operations are central to the Company’s business strategy, equity in earnings of unconsolidated affiliates is classified as a component of operating income in the accompanying consolidated statements of operations. The Company has contracts to manage these facilities, which results in the Company having an active role in the operations of these facilities and devoting a significant portion of its corporate resources to the fulfillment of these management responsibilities.

(p) Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets may not be realized.

(q) Equity-Based Compensation

The Company accounts for equity-based compensation, such as stock options and other stock-based awards to employees and directors, at fair value. The fair value is measured at the date of grant and recognized as expense over the employee’s requisite service period. The Company also accounts for equity instruments issued to non-employees at fair value.

(r) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(2) Discontinued Operations and Other Dispositions

The Company classifies formerly consolidated subsidiaries in which it has no continuing involvement and consolidated subsidiaries that are held for sale as discontinued operations. The gains or losses on these transactions are classified within discontinued operations in the Company’s consolidated statements of operations. The Company has also reclassified the historical results of these subsidiaries to remove the operations of these entities from its revenues and expenses, collapsing the net income or loss from these operations into a single line within discontinued operations.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

Discontinued operations are as follows:

Date	Facility Location	Proceeds	Gain (Loss)
April 2012	United Kingdom[1]	$—	$—

December 2010	Nashville, Tennessee[2]	$32.5 million	$2.8 million
December 2010	Orlando, Florida	—	(2.0 million	)
December 2010	Templeton, California[3]	—	(1.9 million	)
December 2010	Houston, Texas[3]	—	(0.2 million	)

Total		$32.5 million	$(1.3 million	)

1

On April 3, 2012, the Company distributed the stock of its U.K. subsidiary to its Parent’s equity holders. Subsequent to April 3, 2012, the Company has no ownership in the U.K. operations. Because GAAP requires spin-off transactions to be accounted for at carrying value, there was no gain or loss recorded on the spin-off of the U.K. operations.

2	The Company sold an endoscopy service business that was based in Nashville, Tennessee.
3

These investments were written down to estimated fair value less costs to sell at December 31, 2010. The Company received cash proceeds of $1.9 million in February 2011 related to the sale of these two facilities. The assets and liabilities of these entities were not material.

The table below summarizes certain amounts related to the Company’s discontinued operations for the periods presented (in thousands):

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Revenues	$110,983	$131,896	$133,986

Income (loss) from discontinued operations before income taxes	$(94,217)	$12,470	$20,783
Income tax expense	(16,816)	(2,952)	(5,358)

Income (loss) from discontinued operations	$(111,033)	$9,518	$15,425

Loss on disposal of discontinued operations before income taxes	$(902)	$(1,332)	$—
Income tax (expense) benefit	373	(5,450)	—

Total loss from disposal of discontinued operations	$(529)	$(6,782)	$—

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

Equity method investments that are sold do not represent discontinued operations under GAAP. During 2011 and 2009, the Company completed sales of investments in twelve facilities operated through unconsolidated affiliates, including its equity ownership in these entities as well as the related rights to manage the facilities. The Company did not sell any equity method investments during 2010. Gains and losses on the disposals of these investments are classified within “Net (gains) losses on deconsolidations, disposals and impairments” in the accompanying consolidated statements of operations. These transactions are summarized below:

Date	Facility Location	Proceeds (Costs)		Gain (Loss)
December 2011	Caldwell, Idaho	$1.0 million		$0.1 million
September 2011	Cleveland, Ohio	1.2 million		0.2 million
June 2011	Lawton, Oklahoma	1.7 million		0.6 million
May 2011	Flint, Michigan	1.1 million		0.4 million
May 2011	Fort Worth, Texas	0.7 million		(0.1 million	)
April 2011	Richmond, Virginia	0.6 million		0.2 million

Total		$6.3 million		$1.4 million

December 2009	Oxnard, California	$0.3 million		$(0.3 million	)
December 2009	Baton Rouge, Louisiana	(5.1 million	)	(8.2 million	)
September 2009	San Antonio, Texas	—		(2.6 million	)
July 2009	Cleveland, Ohio	1.0 million		—
February 2009	Las Cruces, New Mexico	—		—
February 2009	East Brunswick, New Jersey	0.7 million		(2.6 million	)

Total		$(3.1 million	)	$(13.7 million	)

The Company from time to time surrenders control of an entity but retains a noncontrolling interest (classified within “investments in unconsolidated affiliates”). These types of transactions result in a gain or loss, computed as the difference between (a) the sales proceeds and fair value of the retained investment and (b) the Company’s carrying value of the investment prior to the transaction. Gains or losses for such transactions are classified within “Net (gains) losses on deconsolidations, disposals and impairments” in the accompanying consolidated statements of operations. The Company’s continuing involvement as an equity method investor and manager of the facilities precludes classification of these transactions as discontinued operations. Fair values for the retained noncontrolling interests are estimated based on market multiples and discounted cash flow models which have been derived from the Company’s experience in acquiring surgical facilities and third-party valuations it has obtained with respect to such transactions.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

During the years ended December 31, 2010, and 2009, the Company surrendered control of, but retained an equity method investment in, five entities as summarized below. The Company did not surrender control of any entities during 2011.

Effective Date	Facility Location	Proceeds	Gain (Loss)
December 2010	Phoenix, Arizona[1]	$0.6 million	$(1.5 million	)
December 2010	Dallas, Texas[2]	—	1.6 million

Total		$0.6 million	$0.1 million

December 2009	Dallas, Texas[3]	$1.2 million	$0.3 million
July 2009	Oklahoma City, Oklahoma[4]	0.2 million	0.1 million
March 2009	Phoenix, Arizona[5]	0.1 million	(8.2 million	)

Total		$1.5 million	$(7.8 million	)

1	A hospital partner acquired a portion of the Company’s interest in this facility and shares control of the facility with the Company.
2	The Company previously controlled this facility but now shares control with physicians due to a change in the entity’s governing documents.
3

A controlling interest in a facility was sold to a hospital partner as part of the Company’s strategy for partnering with this hospital system. The Company recorded a net gain of $0.3 million on the sale and deconsolidation of the facility. The gain is comprised of a $1.4 million gain related to the remeasurement of the Company’s retained interest to fair value, offset by a loss of $1.1 million, the amount by which the carrying value of the investment exceeded the proceeds received. This hospital system is a related party (Note 12).

4

The Company and other owners of a facility consolidated by the Company agreed to merge the facility into another entity in which the Company holds an investment accounted for under the equity method. The Company recorded a gain of $0.1 million on the sale and deconsolidation of the facility.

5

A controlling interest in an entity was sold to a hospital partner as part of the Company’s strategy for partnering with this hospital system. The hospital partner already had a 49% ownership interest in this entity, which owns and manages two surgical facilities, and through the transaction acquired an additional 1.1% interest. The $8.2 million loss was primarily related to the revaluation of the Company’s remaining investment in the entity to fair value.

(3) Business Combinations and Investments in Unconsolidated Affiliates

The Company acquires interests in existing surgery centers from third parties and invests in new facilities that it develops in partnership with hospital partners and local physicians. Some of these transactions result in the Company controlling the acquired entity and meet the GAAP definition of a business combination. The financial results of the acquired entities are included in the Company’s consolidated financial statements beginning on the acquisition’s effective date.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

During the year ended December 31, 2011, the Company obtained control of the following entities:

Effective Date	Facility Location	Amount
Investments
December 2011	San Diego, California[1]	$3.3 million
September 2011	Various[2]	43.4 million
September 2011	Rancho Mirage, California[3]	—
April 2011	Destin, Florida[3]	—

Total—continuing operations		46.7 million

December 2011	Sheffield, England[4]	23.1 million
December 2011	Edinburgh, Scotland[5]	0.9 million

Total—discontinued operations		24.0 million

Total		$70.7 million

1	Acquisition of a controlling interest in and right to manage a surgical facility in which the Company previously had no involvement. This facility is jointly owned with local physicians.
2

As further discussed below, the Company acquired 100% of the equity interests in Titan Health Corporation. (Titan). Titan has an equity investment in 14 ambulatory surgery centers, nine of which are located in markets in which the Company already operates. Local physicians have ownership in all but one of the 14 facilities, and hospital partners have invested in three of these facilities. The purchase price noted above is net of approximately $5.0 million of cash acquired.

3

The Company obtained control of two separate facilities in which it already had ownership due to changes in the voting rights of the facilities. Although no consideration was transferred, US GAAP requires the transactions to be accounted for as business combinations and requires adjusting the carrying value of the Company’s existing ownership to its fair value. As a result, the Company recorded gains totaling $1.8 million for the year ended December 31, 2011, which are included in “Net (gain) loss on deconsolidations, disposals and impairments” in the accompanying consolidated statements of operations.

4	Acquisition of 100% of a hospital in which the Company previously had no involvement. This hospital was purchased by the Company’s former U.K. subsidiary which was spun-off on April 3, 2012.
5

Acquisition of a controlling interest in a diagnostic and surgical facility in which the Company already held an ownership interest. The remainder of the facility is owned by local physicians. This facility was purchased by the Company’s former U.K. subsidiary which was spun-off on April 3, 2012.

Effective September 1, 2011, the Company completed the acquisition of 100% of the equity interests in Titan, a privately-held, Sacramento, California-based owner and operator of surgery centers. The Company paid cash totaling approximately $43.4 million, net of $5.0 million of cash acquired, and subject to certain purchase price adjustments set forth in the purchase agreement. The purchase price was allocated to Titan’s tangible and identifiable intangible assets and liabilities based upon estimates of fair value, with the remainder allocated to goodwill. The Company funded the purchase using cash on hand. The Company incurred approximately $2.6 million in acquisition and severance costs, of which $0.6 million is included in “general and administrative expenses” and the remaining $2.0 million is included in “salaries, benefits, and other employee costs” in the accompanying consolidated statements of operations.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

The following is a summary of the assets acquired and liabilities assumed in the acquisition of Titan (in thousands):

Purchase price allocated	$48,419

Estimated fair value of net tangible assets acquired:
Cash	$4,952
Other current assets	909
Investments in affiliates	25,188
Property and equipment and other noncurrent assets	515
Current liabilities	(542)
Long term liabilities	(2,220)

Net tangible assets acquired	28,802
Intangible assets acquired	9,412
Goodwill	10,205

Total purchase price	$48,419

The goodwill recorded in conjunction with the Titan acquisition was allocated to the Company’s United States reporting unit and the Company expects that none of the goodwill will be deductible for income tax purposes. Indefinite-lived intangibles of $9.4 million relate to long-term management contracts and are not subject to amortization.

Effective December 30, 2011, the Company’s U.K. subsidiary completed the acquisition of 100% of the assets of The Claremont Hospital (Claremont), an acute care hospital located in Sheffield, England. As disclosed in Note 1, the Company spun-off its U.K. subsidiary on April 3, 2012. The Company paid cash totaling approximately £14.9 million ($23.1 million), and subject to certain purchase price adjustments set forth in the purchase agreement. The purchase price was allocated to Claremont’s tangible and assets and liabilities based upon preliminary estimates of fair value, with the remainder allocated to goodwill. The Company funded the purchase using cash on hand. The Company incurred approximately $0.1 million in acquisition costs, which are included in “discontinued operations” in the accompanying consolidated statements of operations.

The following is a summary of the assets acquired and liabilities assumed in the acquisition of Claremont (in thousands):

Purchase price allocated	$23,084
Estimated fair value of net tangible assets acquired:
Accounts receivable	$2,277
Inventory	515
Other current assets	275
Property and equipment	13,707
Current liabilities	(3,190)
Long term liabilities	(701)

Net tangible assets acquired	12,883
Goodwill	10,201

Total purchase price	$23,084

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

Before the spin-off of the Company’s U.K. subsidiary, the goodwill recorded in conjunction with the Claremont acquisition was allocated to the Company’s former United Kingdom reporting unit.

The following table presents the unaudited pro forma results as if the acquisition of Titan had occurred on January 1 of each year. The pro forma results are not necessarily indicative of the results of operations that would have occurred if the acquisition had been completed on the dates indicated, nor is it indicative of the future operating results of the Company. The pro forma results include acquisition and severance costs of approximately $3.7 million. The adjustments to arrive at pro forma operating results for the Claremont acquisition are not included as the Company’s former U.K. operations are now classified as discontinued operations. The adjustments to arrive at pro forma operating results for the other business combinations noted above are not material.

	Year Ended December 31, 2011	Year Ended December 31, 2010
	(In thousands)
Total revenues	$506,046	$483,880
Net income (loss) attributable to USPI’s common stockholder	$(46,937)	$44,885

The Company controls 59 of its U.S. entities and therefore consolidates their results. However, the Company accounts for an increasing majority (141 of its 200 U.S. facilities at December 31, 2011) as investments in unconsolidated affiliates, i.e., under the equity method, as the Company’s level of influence is significant but does not reach the threshold of controlling the entity. The majority of these investments are partnerships or limited liability companies, which require the associated tax benefit or expense to be recorded by the partners or members. Summarized financial information for the Company’s equity method investees on a combined basis is as follows (amounts are in thousands, except number of facilities, and reflect 100% of the investees’ results on an aggregated basis and are unaudited):

	2011	2010	2009
Unconsolidated facilities operated at year-end	141	130	109
Income statement information:
Revenues	$1,538,030	$1,329,041	$1,178,114
Operating expenses:
Salaries, benefits, and other employee costs	360,519	309,698	277,053
Medical services and supplies	360,148	310,770	271,663
Other operating expenses	352,667	305,045	271,769
Loss (gain) on asset disposals, net	(309)	1,025	(7)
Depreciation and amortization	66,608	55,216	50,251

Total operating expenses	1,139,633	981,754	870,729

Operating income	398,397	347,287	307,385
Interest expense, net	(33,719)	(25,630)	(24,394)
Other, net	(15)	(200)	4,572

Income before income taxes	$364,663	$321,457	$287,563

Balance sheet information:
Current assets	$333,203	$303,627	$264,944
Noncurrent assets	613,114	495,765	412,977
Current liabilities	192,802	177,909	152,081
Noncurrent liabilities	438,523	343,007	283,951

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

The Company’s equity method investment in Texas Health Ventures Group, L.L.C., is considered significant to the Company’s 2011 consolidated financial statements under regulations of the SEC. As a result, the Company has filed Texas Health Ventures Group, L.L.C.’s consolidated financial statements with this registration statement for the required periods.

During 2010, the Company recorded an impairment on one of its equity method investments due to the decline in the fair value of the investment being other than temporary. The impairment was approximately $3.7 million and is recorded within “Equity in earnings of unconsolidated affiliates” in the accompanying consolidated statement of operations.

The Company also regularly engages in the purchase and sale of equity interests with respect to its investments in unconsolidated affiliates that do not result in a change of control. These transactions are primarily the acquisitions and sales of equity interests in unconsolidated surgical facilities and the investment of additional cash in surgical facilities under development. During the year ended December 31, 2011, these transactions resulted in a cash outflow of approximately $39.1 million, which is summarized as follows:

Effective Date	Facility Location	Amount
Investments
December 2011	Hackensack, New Jersey[1]	$23.7 million
September 2011	Various[2]	14.3 million
March 2011	Plano, Texas[3]	1.9 million
March 2011	Oklahoma City, Oklahoma[4]	1.2 million
January 2011	Dallas, Texas[5]	1.3 million
January 2011	Rancho Mirage, California[6]	0.5 million

Total—continuing operations		42.9 million
January 2011	Edinburgh, Scotland[7]	1.1 million

Sales
August 2011	Dallas, Texas[8]	1.6 million
Various	Various[9]	3.3 million

4.9 million

Total		$39.1 million

1	Acquisition of an equity interest in and right to manage a surgical facility in which the Company previously had no involvement. This facility is jointly owned with local physicians.
2

Through negotiations with each facility’s other owners, the Company acquired additional ownership in six of Titan’s facilities. These facilities are jointly owned with local physicians and one facility also has a hospital partner.

3

Represents additional capital the Company contributed to a joint venture with one of its not-for-profit hospital partners, which the joint venture used to acquire an equity interest in this facility. The remainder of this facility is owned by local physicians. The Company also acquired the right to manage this facility.

4	Represents additional capital the Company contributed to a facility in which it holds an equity interest.
5

Represents additional capital the Company contributed to a joint venture with one of its not-for-profit hospital partners, which the joint venture used to acquire an equity interest in this facility. The Company was already providing management services to the facility. The remainder of this facility is owned by local physicians.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

6

Acquisition of additional equity interest in a surgical facility in which the Company already held an investment. This facility is jointly owned with physicians and continued to be accounted for under the equity method until the Company obtained control in September 2011.

7

Acquisition of a 50% noncontrolling interest in diagnostic and surgery facility in which the Company had no previous involvement. The Company obtained control of this entity by acquiring an additional 40% of it in December 2011. This facility was purchased by the Company’s former U.K. subsidiary which was spun-off on April 3, 2012.

8	A hospital partner obtained ownership in this entity, which is also owned with local physicians. Additionally, this hospital partner is a related party (Note 12).
9	Represents the net receipt related to various other purchases and sales of equity interests and contributions of cash to equity method investees.

(4) Noncontrolling Interests

The Company controls and therefore consolidates the results of 59 of its 200 U.S. facilities and consolidated all six U.K. facilities it operated at the time the U.K. operations were spun-off. Similar to its investments in unconsolidated affiliates, the Company regularly engages in the purchase and sale of equity interests with respect to its consolidated subsidiaries that do not result in a change of control. These transactions are accounted for as equity transactions, as they are undertaken among the Company, its consolidated subsidiaries, and noncontrolling interests, and their cash flow effect is classified within financing activities.

During the year ended December 31, 2011, the Company purchased and sold equity interests in various consolidated subsidiaries in the amounts of $3.7 million and $4.2 million, respectively. The basis difference between the Company’s carrying amount and the proceeds received or paid in each transaction is recorded as an adjustment to additional paid-in capital. The impact of these transactions is summarized as follows (in thousands):

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Net income (loss) attributable to USPI’s common stockholder	$(50,844)	$42,093	$69,666
Transfers to the noncontrolling interests:
Decrease in USPI’s additional paid-in capital for sales of subsidiaries’ equity interests	(7,220)	(6,774)	(5,922)
Decrease in USPI’s additional paid-in capital for purchases of subsidiaries’ equity interests	(473)	(452)	(8,411)

Net transfers to noncontrolling interests	(7,693)	(7,226)	(14,333)

Change in equity from net income (loss) attributable to USPI and transfers to non-controlling interests	$(58,537)	$34,867	$55,333

Upon the occurrence of various fundamental regulatory changes, the Company could be obligated, under the terms of its investees’ partnership and operating agreements, to purchase some or all of the noncontrolling interests related to the Company’s consolidated U.S. subsidiaries. These repurchase requirements are limited to the portions of its facilities that are owned by physicians who perform surgery at the Company’s facilities and would be triggered by regulatory changes making the existing ownership illegal. While the Company is not aware of events that would make the occurrence of such a change probable, regulatory changes are outside the

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

control of the Company. Accordingly, the noncontrolling interests subject to these repurchase provisions, and the income attributable to those interests, are not included as part of the Company’s equity and are carried as noncontrolling interests-redeemable on the Company’s consolidated balance sheets. The activity for the years ended December 31, 2011, 2010 and 2009 is summarized below (in thousands):

Noncontrolling Interests— Redeemable
Balance, December 31, 2008	$51,961
Net income attributable to noncontrolling interests	57,777
Distributions to noncontrolling interests	(57,807)
Purchases of noncontrolling interests	(2,519)
Sales of noncontrolling interests	12,403
Deconsolidation of noncontrolling interests and other	2,050

Balance, December 31, 2009	63,865
Net income attributable to noncontrolling interests	54,893
Distributions to noncontrolling interests	(53,485)
Purchases of noncontrolling interests	(2,180)
Sales of noncontrolling interests	9,984
Deconsolidation of noncontrolling interests and other	8,591

Balance, December 31, 2010	81,668
Net income attributable to noncontrolling interests	61,386
Distributions to noncontrolling interests	(59,701)
Purchases of noncontrolling interests	(1,951)
Sales of noncontrolling interests	18,422
Acquisition of new businesses	6,844

Balance, December 31, 2011	$106,668

(5) Other Investments

The consolidated financial statements include the financial statements of USPI and subsidiaries the Company effectively controls, usually indicated by majority ownership. The Company also determines if it is the primary beneficiary of (and therefore should consolidate) any entity whose operations it does not control with voting rights. At December 31, 2011 and 2010, the Company consolidated one such entity.

This entity operates and manages seven surgical facilities in the Houston, Texas area. Despite not holding a controlling voting interest, the Company is the primary beneficiary because the Company is able to make the decisions that are most significant to the operations of the entity and has provided all of the funding for the entity, which the entity has used to acquire surgical facilities. The Company is entitled to a majority of the entity’s earnings until the Company has received a specified return on the investment. The Company has no exposure for the entity’s losses beyond this investment. Accordingly, the Company did not provide any financial or other support to the entity that it was not previously contractually required to provide during the years ended December 31, 2011 or 2010. At December 31, 2011 and 2010, the total assets of this entity were $81.1 million and $82.3 million, and the total liabilities owed to third parties were $19.3 million and $22.6 million, respectively. Such amounts are included in the accompanying consolidated balance sheets.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

(6) Other Receivables

Other receivables consist primarily of amounts receivable for services performed and funds advanced under management and administrative service agreements. As discussed in Note 12, many of the entities to which the Company provides management and administrative services are related parties, due to the Company being an investor in those facilities. At December 31, 2011 and 2010, the amounts receivable from related parties, which are included in other receivables on the Company’s consolidated balance sheet, totaled $6.0 million and $6.2 million, respectively.

(7) Property and Equipment

At December 31, 2011 and 2010, property and equipment consisted of the following (in thousands):

	Estimated Useful Lives	2011	2010
Land	—	$33,156	$29,379
Buildings and leasehold improvements	7-50 years	164,808	135,631
Equipment	3-15 years	131,541	118,709
Furniture and fixtures	4-10 years	5,335	4,563
Construction in progress	—	16,219	7,248

		351,059	295,530
Accumulated depreciation		(115,738)	(93,270)

Net property and equipment		$235,321	$202,260

At December 31, 2011 and 2010, assets recorded under capital lease arrangements, included in property and equipment, consisted of the following (in thousands):

	2011	2010
Land and buildings	$21,087	$16,955
Equipment and furniture	16,939	15,666

	38,026	32,621
Accumulated amortization	(10,725)	(10,450)

Net property and equipment under capital leases	$27,301	$22,171

(8) Goodwill and Intangible Assets

Under GAAP, goodwill and intangible assets with indefinite useful lives are not amortized but instead are tested for impairment at least annually, with tests of goodwill occurring at the reporting unit level (defined as an operating segment or one level below an operating segment). Prior to spinning off its U.K. operations in April 2012, the Company had two reporting units, corresponding to the two countries in which it operated. Intangible assets with definite useful lives are amortized over their respective useful lives to their estimated residual values.

The Company completed the required annual impairment tests during 2011, 2010 and 2009. No impairment losses were identified in any reporting unit as a result of these goodwill impairment tests during 2010 or 2009. No impairment loss was identified in the U.S. reporting unit during 2011.

The Company recorded a goodwill impairment charge related to its United Kingdom (U.K.) reporting unit in 2011. The first step in the two-step impairment test for goodwill indicated that the fair value of the Company’s

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

U.K. reporting unit was less than the carrying value of the unit’s net assets. Therefore, the Company performed the second step of the test to compute the amount of the impairment. The amount of the impairment is the excess of the goodwill’s carrying value over its implied fair value. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, that is, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any identifiable intangible assets, whether or not previously recognized) as if the reporting unit had been acquired in a business combination and the estimated fair value of the reporting unit was the purchase price paid. The Company determined the fair value of the reporting unit using discounted estimated future cash flows as well as a market approach that compared the U.K. reporting unit’s earnings and revenue multiples to those of comparable public companies. The inputs to the cash flow models are Level 3 inputs under the GAAP fair value hierarchy due to the use of significant unobservable inputs, such as estimates of future annual revenues, margins and long-term growth.

As a result of this test, the Company recognized a goodwill impairment charge of $107.0 million at December 31, 2011, which is included in discontinued operations in the accompanying consolidated statements of operations. The impairment primarily results from worsening conditions in the U.K. and European capital markets toward the end of 2011 leading to generally lower business valuations and poor overall economic conditions reducing the amount of healthcare purchased by individuals as a supplement to care provided by the National Health Service or funded with private insurance. Self-pay business, which represented 24% of the Company’s former U.K. revenues, is often more elective in nature in the U.K. and is generally considered more susceptible to changes in general economic conditions, as the cost of service is borne entirely by patients who must demonstrate ability to pay at the time of service.

As a result of impairment testing performed on the Company’s indefinite-lived management contracts, the Company recorded impairment losses on two contracts in 2011, six contracts in 2010 and three contracts in 2009. These losses totaled approximately $1.2 million, $5.9 million and $5.7 million, respectively, and were primarily triggered by a reduction in the Company’s expected earnings under the contracts. Fair values for indefinite-lived intangible assets are estimated based on market multiples and discounted cash flow models which have been derived from the Company’s experience in acquiring surgical facilities, market participant assumptions and third-party valuations it has obtained with respect to such transactions. The inputs used in these models are Level 3 inputs, which under GAAP, are significant unobservable inputs. Inputs into these models include expected revenue growth, expected gross margins and discount factors. Such expense is recorded in “Net (gains) losses on deconsolidations, disposals and impairments” in the accompanying consolidated statements of operations.

The following is a summary of changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2010 (in thousands):

	United States	United Kingdom	Total
Balance at December 31, 2009	$1,064,139	$215,152	$1,279,291
Additions	27,474	—	27,474
Disposals	(27,820)	—	(27,820)
Other	—	(10,282)	(10,282)

Balance at December 31, 2010	1,063,793	204,870	1,268,663
Additions	32,034	13,408	45,442
Goodwill impairment	—	(107,028)	(107,028)
Other	—	2,268	2,268

Balance at December 31, 2011	$1,095,827	$113,518	$1,209,345

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

Goodwill additions resulted primarily from business combinations and additionally from purchases of additional interests in subsidiaries. Disposals of goodwill relate to businesses that the Company has sold or the deconsolidation of entities the Company no longer controls. In the United Kingdom, the other changes were primarily due to foreign currency translation adjustments.

Intangible assets with definite useful lives are amortized over their respective estimated useful lives, ranging from approximately one to nine years, to their estimated residual values. The majority of the Company’s management contracts have indefinite useful lives. Most of these contracts have evergreen renewal provisions that do not contemplate a specific termination date. Some of the contracts have provisions which make it possible for the facility’s other owners to terminate them at certain dates and under certain circumstances. Based on the Company’s history with these contracts, the Company’s management considers the lives of these contracts to be indefinite and therefore does not amortize them unless facts and circumstances indicate otherwise.

The following is a summary of intangible assets at December 31, 2011 and 2010 (in thousands):

	December 31, 2011
	Gross Carrying Amount	Accumulated Amortization	Total
Definite Useful Lives
Management and other service contracts	$17,277	$(9,926)	$7,351
Other	30,494	(15,011)	15,483

Total	$47,771	$(24,937)	$22,834

Indefinite Useful Lives
Management contracts			304,306

Total intangible assets			$327,140

	December 31, 2010
	Gross Carrying Amount	Accumulated Amortization	Total
Definite Useful Lives
Management and other service contracts	$17,242	$(7,856)	$9,386
Other	30,405	(11,580)	18,825

Total	$47,647	$(19,436)	$28,211

Indefinite Useful Lives
Management contracts			291,002

Total intangible assets			$319,213

Amortization expense from continuing operations related to intangible assets with definite useful lives was $2.1 million and $2.0 million for the year ended December 31, 2011 and 2010, respectively. The amortization of debt issuance costs, which is included within interest expense, was $3.5 million and $3.3 million in for the year ended December 31, 2011 and 2010, respectively.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

The following table provides estimated amortization expense, including amounts that will be classified within interest expense, related to intangible assets with definite useful lives for each of the years in the five-year period ending December 31, 2016 (in thousands):

2012	$5,596
2013	5,545
2014	4,279
2015	3,848
2016	2,353

(9) Long-term Debt

As further described in Note 16, on April 3, 2012, the Company amended its senior secured credit agreement, issued new senior unsecured notes, redeemed all validly tendered outstanding senior subordinated notes pursuant to a previously announced tender offer and consent solicitation, deposited funds with a trustee to redeem the remaining outstanding senior subordinated notes, and distributed the stock of its U.K. subsidiary to the equity holders of the Company’s Parent. Except as noted, descriptions of the Company’s long-term debt in Note 9 refer to the debt as it existed at December 31, 2011.

At December 31, 2011 and 2010 long-term debt consisted of the following (in thousands):

	2011	2010
Senior secured credit facility	$519,180	$533,445
U.K. senior credit agreement	50,864	49,981
Senior subordinated notes	437,515	437,515
Notes payable to financial institutions	30,185	22,347
Capital lease obligations (Note 11)	30,712	26,538

Total long-term debt	1,068,456	1,069,826
Current portion	(25,487)	(22,386)

Long-term debt, less current portion	$1,042,969	$1,047,440

(a) Senior secured credit facility

The senior secured credit facility (credit facility) provided for borrowings of up to $615.0 million (with a $150.0 million accordion feature described below), consisting of (1) an $85.0 million revolving credit facility with a maturity of six years, including a $20.0 million letter of credit sub-facility, and a $20.0 million swing-line loan sub-facility; and (2) a $530.0 million term loan facility (including a $100.0 million delayed draw facility) with a maturity of seven years. The Company had utilized the availability under the $530.0 million term loan facility and has been making scheduled quarterly principal payments. The term loans required principal payments each year in an amount of $4.3 million per annum in equal quarterly installments and $0.2 million per quarter with respect to the delayed draw facility with the remaining balance maturing in 2014. No principal payments were required on the revolving credit facility until its maturity in 2013.

The Company may request additional tranches of term loans or additional commitments to the revolving credit facility in an aggregate amount not exceeding $150.0 million, subject to certain conditions. Interest rates on the credit facility were based on LIBOR plus a margin of 2.00% to 2.25%. Additionally, the Company paid

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

0.50% per annum on the daily-unused commitment of the revolving credit facility. The Company also paid a quarterly participation fee of 2.13% per annum related to outstanding letters of credit. At December 31, 2011, the Company had $519.2 million of debt outstanding under the credit facility at a weighted average interest rate of approximately 2.3%. At December 31, 2011, the Company had $67.4 million available for borrowing under the revolving credit facility, representing the facility’s $85.0 million capacity, net of the $16.0 million outstanding balance at December 31, 2011 and $1.6 million of outstanding letters of credit.

The credit facility was guaranteed by USPI Holdings, Inc. and its current and future direct and indirect wholly-owned domestic subsidiaries, subject to certain exceptions, and borrowings under the credit facility were secured by a first priority security interest in all real and personal property of these subsidiaries, as well as a first priority pledge of the Company’s capital stock, the capital stock of each of its wholly owned domestic subsidiaries and 65% of the capital stock of certain of its wholly-owned foreign subsidiaries. Additionally, the credit facility contains various restrictive covenants, including financial covenants that limit the Company’s ability and the ability of its subsidiaries to borrow money or guarantee other indebtedness, grant liens, make investments, sell assets, pay dividends, enter into sale-leaseback transactions or issue and sell capital stock.

Fees paid for unused portions of the senior secured credit facility were approximately $0.4 million in each of the years ended December 31, 2011 and 2010 and $0.5 million for the year ended December 31, 2009. These amounts are included within interest expense in the Company’s consolidated statements of operations. As described in Note 16, many terms of and outstanding amounts under the Company’s senior secured credit facility were amended on April 3, 2012.

(b) Senior subordinated notes

Also in connection with the 2007 merger, the Company issued $240.0 million of 8 7/8% senior subordinated notes (the 2017 cash notes) and $200.0 million of 9 1/4%/10% senior subordinated toggle notes (the 2017 toggle notes and, together with the 2017 cash notes, the 2017 notes), all due in 2017. These notes were redeemed and new notes were issued as part of the transactions described in Note 16. Interest on the 2017 notes was payable on May 1 and November 1 of each year, which commenced on November 1, 2007. All interest payments on the 2017 cash notes were payable in cash. The initial interest payment on the 2017 toggle notes was payable in cash. For any interest period after November 1, 2007 through November 1, 2012, the Company could have paid interest on the 2017 toggle notes (i) in cash, (ii) by increasing the principal amount of the outstanding toggle notes or by issuing payment-in-kind notes (PIK Interest) or (iii) by paying interest on half the principal amount of the 2017 toggle notes in cash and half in PIK Interest. PIK Interest is paid at 10% and cash interest is paid at 9 1/4% per annum. The Company paid all interest payments in cash. During 2009, the Company repurchased approximately $2.5 million in principal amount of the 2017 toggle notes in the open market. At December 31, 2011, the Company had $437.5 million of 2017 notes outstanding. The 2017 notes were unsecured senior subordinated obligations of the Company; however, the Notes were guaranteed by all of its current and future direct and indirect wholly-owned domestic subsidiaries. Additionally, the 2017 notes contained various restrictive covenants, including financial covenants that limit its ability and the ability of its subsidiaries to borrow money or guarantee other indebtedness, grant liens, make investments, sell assets, pay dividends, enter into sale-leaseback transactions or issue and sell capital stock.

As discussed below, on May 1, 2012, the Company redeemed all of the remaining 2017 notes.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

(c) United Kingdom borrowings

In April 2007, the Company entered into an amended and restated credit agreement, which covered its existing overdraft facility and term loan facility (Term Loan A). This agreement provided a total overdraft facility of £2.0 million, and an additional Term Loan B facility of £10 million, which was drawn in April 2007. In March 2008, the Company further amended its U.K. Agreement to provide for a £2.0 million Term Loan C facility. The Company borrowed the entire £2.0 million in March 2008 to acquire property adjacent to one of its hospitals in London. In September 2011, the Company renewed its overdraft facility and added a new £10.0 million revolving credit facility to assist in funding the expansion of Holly House hospital. Under the renewal, the Company was required to pay a commitment fee of 0.5% per annum on the unused portion of the overdraft facility and 1.10% per annum on the unused revolving credit facility each quarter. Excluding availability on the overdraft facility and revolving credit facility, no additional borrowings could be made under the Term Loan A, B or C facilities. At December 31, 2011, the Company had £32.7 million ($50.9 million) outstanding under the U.K. credit facility, including £4.0 million ($6.2 million) on the revolving credit facility at a weighted average interest rate of approximately 2.7%.

Interest on the borrowings was based on a three-month or six-month LIBOR, or other rate as the bank may agree, plus a margin of 1.25% to 1.50%. Quarterly principal payments were required on the Term Loan A, which began in June 2007, and approximate $4.7 million in the first and second year, $6.2 million in the third and fourth year; $7.8 million in the fifth year, with the remainder due in the sixth year after the April 2007 closing. The Term Loan B did not require any principal payments prior to maturity and matures in 2013. The Term Loan C required quarterly principal payments of approximately £0.1 million ($0.2 million), which began in June 2008 and continue through its maturity date of February 2013 when the final payment of £0.5 million ($0.8 million) is due. No principal payments were due on the revolving credit facility until its maturity in February 2013. The borrowings were guaranteed by certain of the Company’s subsidiaries in the United Kingdom with a security interest in various assets, and a pledge of the capital stock of the U.K. borrowers and the capital stock of certain guarantor subsidiaries. The Agreement contained various restrictive covenants, including financial covenants that limit the Company’s ability and the ability of certain U.K. subsidiaries to borrow money or guarantee other indebtedness, grant liens on its assets, make investments, use assets as security in other transactions, pay dividends, enter into leases or sell assets or capital stock.

The Company also had the ability to borrow under a capital asset finance facility in the U.K. of up to £2.5 million ($3.9 million). The Company borrowed against the facility in June 2010 and November 2010 and had £1.1 million ($1.7 million) outstanding at December 31, 2011. The terms of the borrowings required monthly principal and interest payments over 48 months. The Company pledged capital assets as collateral against these borrowings. The Company ceased to be obligated under its United Kingdom borrowing agreements effective with the spin-off of its U.K. operations on April 3, 2012.

(d) Other Long-term Debt

The Company and its subsidiaries have notes payable to financial institutions and other parties of $30.2 million, which mature at various dates through 2018 and accrue interest at fixed and variable rates ranging from 4.4% to 8.8%. Capital lease obligations in the carrying amount of $30.7 million are secured by underlying real estate and equipment and have implicit interest rates ranging from 1.6% to 19.2%.

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2011 are as follows (in thousands): 2012, $25,487; 2013, $72,516; 2014, $499,665; 2015, $5,538; 2016, $4,876 and thereafter, $460,374.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

The fair value of the Company’s long-term debt is determined by either (i) estimation of the discounted future cash flows of the debt at rates currently quoted or offered to the Company for similar debt instruments of comparable maturities by its lenders, or (ii) quoted market prices at the reporting date for traded debt securities. At December 31, 2011, the aggregate carrying amount and estimated fair value of long-term debt was $1.1 billion and $1.0 billion, respectively. At December 31, 2010, the aggregate carrying amount and estimated fair value of long-term debt was $1.1 billion.

(10) Interest Rate Swaps

The Company does not enter into derivative contracts for speculative purposes but has at times entered into interest rate swaps to fix the rate of interest owed on a portion of its variable rate debt. By using derivative financial instruments to hedge exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. The Company minimizes the credit risk in derivative instruments by entering into transactions with counterparties who maintain a strong credit rating. Market risk is the risk of an adverse effect on the value of a derivative instrument that results from a change in interest rates. This risk essentially represents the risk that variable interest rates decline to a level below the fixed rate the Company has locked in. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

At the inception of the interest rate swap, the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

In order to manage the Company’s interest rate risk related to a portion of its variable-rate U.K. debt, on February 29, 2008, the Company entered into an interest rate swap agreement for a notional amount of £20.0 million. The interest rate swap required the Company to pay 4.99% and it received interest at a variable rate of three-month GBP-LIBOR. The interest rate swap matured in March 2011. The Company entered into a new interest swap effective March 31, 2011 for a notional amount of £18.0 million ($28.1 million). The interest rate swap requires the Company to pay 1.45% and to receive interest at a variable rate of three-month GBP-LIBOR (currently 1.1%), and is reset quarterly. No collateral is required under the interest rate swap agreement. The swap matures in June 2012.

In order to manage the Company’s interest rate risk related to a portion of its variable-rate senior secured credit facility, effective July 24, 2008, the Company entered into a three-year interest rate swap agreement for a notional amount of $200.0 million. The interest rate swap required the Company to pay 3.6525% and it received interest at a variable rate of three-month USD-LIBOR. The swap matured in July 2011.

The proceeds from the swaps are used to settle the Company’s interest obligations on the hedged portion of the variable rate debt, which has the overall outcome of the Company paying and expensing a fixed rate of interest on the hedged debt.

The Company recognizes all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheet. The Company designated the interest rate swaps as cash flow hedges of certain of its

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

variable-rate borrowings. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified to earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivatives representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings and would be classified as interest expense in the Company’s consolidated statements of operations. The Company recorded no expense related to ineffectiveness for the years ended December 31, 2011, 2010 or 2009. For the years ended December 31, 2011, 2010 and 2009, the Company reclassified $4.2 million, $7.9 million and $6.4 million, respectively, out of other comprehensive income to interest expense related to the swaps. Through the expiration date of the U.K. swap, if current interest rates remain at December 31, 2011 levels, the Company will record approximately $0.1 million more interest expense than if it had not entered into the interest rate swap.

At December 31, 2011, the fair value of the U.K. interest rate swap was $0.1 million and was included in other current liabilities in the accompanying 2011 consolidated balance sheet, with the offset to other comprehensive income (loss). At December 31, 2010, the fair values of the U.K. and U.S. interest rate swaps were current liabilities of $0.3 million and $3.6 million, respectively and were included in other current liabilities in the accompanying 2010 consolidated balance sheet, with the offset to other comprehensive income (loss). During the years ended December 31, 2011, 2010 and 2009, the amounts, net of taxes, recorded in other comprehensive income (loss) related to the interest rate swaps were $2.6 million, $3.4 million and $3.9 million, respectively. The estimated fair value of the interest rate swaps was determined using present value models of the contractual payments. Inputs to the models were based on prevailing LIBOR market data and incorporate credit data that measure nonperformance risk. The estimated fair value represents the theoretical exit cost the Company would have to pay to transfer the obligations to a market participant with similar credit risk. The interest rate swap agreements are classified within Level 2 of the valuation hierarchy.

(11) Leases

The Company leases various office equipment and office space under a number of operating lease agreements, which expire at various times through the year 2024. Such leases do not involve contingent rentals, nor do they contain significant renewal or escalation clauses. Office leases generally require the Company to pay all executory costs (such as property taxes, maintenance and insurance).

Minimum future payments under noncancelable leases, with remaining terms in excess of one year as of December 31, 2011 are as follows (in thousands):

	Capital Leases	Operating Leases
Year ending December 31,
2012	$6,962	$14,108
2013	6,544	12,090
2014	4,508	10,039
2015	3,856	8,388
2016	3,449	6,913
Thereafter	25,945	21,828

Total minimum lease payments	51,264	$73,366

Amount representing interest	(20,552)

Present value of minimum lease payments	$30,712

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

Total rent expense from continuing operations under operating leases was $15.2 million, $15.0 million and $15.7 million for the years ended December 31, 2011, 2010 and 2009, respectively.

(12) Related Party Transactions

The Company has entered into agreements with certain majority and minority owned surgery centers to provide management services. As compensation for these services, the surgery centers are charged management fees which are either fixed in amount or represent a fixed percentage of each center’s net revenue less bad debt. The percentages range from 3% to 8%. Amounts recognized under these agreements, after elimination of amounts from consolidated surgery centers, totaled approximately $60.0 million, $52.1 million and $45.2 million for the years ended December 31, 2011, 2010 and 2009, respectively. Such amounts are included in management and contract service revenues in the accompanying consolidated statements of operations.

As discussed in Notes 3 and 4, the Company regularly engages in purchases and sales of ownership interests in its facilities. The Company operates 30 surgical facilities in partnership with the Baylor Healthcare System (Baylor) and local physicians in the Dallas/Fort Worth area. Baylor’s Chief Executive Officer is a member of the Company’s board of directors. The following table summarizes transactions with Baylor during 2011 and 2009. The Company did not sell any ownership interests in facilities to Baylor in 2010. The Company believes that the sale prices were approximately the same as if they had been negotiated on an arms’ length basis, and the prices equaled the value assigned by an external appraiser who valued the businesses immediately prior to the sale.

Date	Facility Location	Proceeds	Gain
August 2011	Dallas, Texas[1]	$1.6 million	$	— million
December 2009	Dallas, Texas[2]	$1.2 million		$0.3 million
December 2009	Fort Worth, Texas[3]	2.4 million		0.1 million

Total		$3.6 million		$0.4 million

1	Baylor acquired a controlling interest in this facility. The Company continues to account for this facility under the equity method of accounting.
2	Baylor acquired a controlling interest in a facility from the Company, which transferred control of the facility to Baylor.
3	Baylor acquired a controlling interest in two facilities. The Company continues to account for these facilities under the equity method of accounting.

Included in general and administrative expenses are management fees payable to an affiliate of Welsh Carson, which holds a controlling interest in the Company, in the amount of $2.0 million for the years ended December 31, 2011, 2010 and 2009. Such amounts accrue at an annual rate of $2.0 million. The Company pays $1.0 million in cash per year with the unpaid balance due and payable upon a change in control. At December 31, 2011, the Company had approximately $5.5 million accrued related to such management fee, of which $0.8 million is included in other current liabilities and $4.7 million is included in other long term liabilities in the accompanying consolidated balance sheet. At December 31, 2010, the Company had approximately $4.5 million accrued related to such management fee, of which $0.8 million is included in other current liabilities and $3.7 million is included in other long term liabilities in the accompanying consolidated balance sheet.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

(13) Income Taxes

Income tax expense (benefit) attributable to income from continuing operations consists of (in thousands):

	Current	Deferred	Total
Year ended December 31, 2011:
U.S. federal	$19,151	$15,194	$34,345
State and local	4,155	1,418	5,573

Net income tax expense	$23,306	$16,612	$39,918

	Current	Deferred	Total
Year ended December 31, 2010:
U.S. federal	$17,024	$7,726	$24,750
State and local	3,880	627	4,507

Net income tax expense	$20,904	$8,353	$29,257

	Current	Deferred	Total
Year ended December 31, 2009:
U.S. federal	$1,260	$(9,859)	$(8,599)
State and local	3,144	—	3,144

Net income tax expense (benefit)	$4,404	$(9,859)	$(5,455)

Income tax expense differed from the amount computed by applying the U.S. federal income tax rate of 35% to pretax income from continuing operations is as follows (in thousands):

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Computed “expected” tax expense	$59,698	$45,211	$39,378
Increase (reduction) in income taxes resulting from:
Book income of consolidated entities attributable to noncontrolling interests	(24,424)	(21,093)	(22,284)
State tax expense, net of federal benefit	3,970	2,979	1,824
Nondeductible impairment charges	215	1,366	6,338
Valuation allowance	—	—	(31,193)
Other	459	794	482

Total	$39,918	$29,257	$(5,455)

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2011 and 2010 are presented below (in thousands):

	December 31,
	2011	2010
Deferred tax assets:
Net operating loss and other tax carryforwards	$6,635	$8,276
Accrued expenses	11,027	11,687
Bad debts/reserves	3,323	3,334
Interest rate swaps	13	1,359
Capitalized costs and other	1,287	1,605

Total deferred tax assets	22,285	26,261
Valuation allowance	(820)	(685)

Total deferred tax assets, net	$21,465	$25,576

Deferred tax liabilities:
Basis difference of acquisitions	$171,367	$139,362
Accelerated depreciation	1,933	1,126
Capitalized interest and other	1,407	1,332

Total deferred tax liabilities	$174,707	$141,820

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

In conjunction with Welsh Carson’s acquisition of the Company in April 2007, which increased the Company’s debt, caused the Company to generate U.S. taxable losses, and reduced the likelihood of the Company generating U.S. taxable income, the Company established a valuation allowance against its U.S. deferred tax assets. Subsequent to the acquisition, the Company continued to establish a full valuation allowance against newly generated U.S. deferred tax assets and has continuously assessed the likelihood of the assets being realized at a future date. During the third quarter of 2009, the Company determined, based on factors such as those described above, including recent favorable operating trends, expected future taxable income, and other factors, that it is more likely than not that the majority of these assets, which include net operating loss carryforwards and other items, will be realized in the future. Accordingly, the Company’s results of operations for 2009 include an income tax benefit of $31.2 million related to the reversal of a majority of the Company’s valuation allowance against its deferred tax assets. The Company still carries a valuation allowance totaling $0.8 million against certain of its deferred tax assets, which relates to deferred tax assets that have restrictions as to use and are not considered more likely than not to be realized. It the Company’s estimates related to the above items change significantly, the Company may need to alter the amount of its valuation allowance in the future through a favorable or unfavorable adjustment to net income.

At December 31, 2011, the Company had federal net operating loss carryforwards for U.S. federal income tax purposes of approximately $16.6 million. The Company’s ability to offset future taxable income with these

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

carryforwards would begin to be forfeited in 2022, if unused. The Company does not believe that it is more likely than not that it will be able to generate state taxable income in future periods to utilize its net operating loss carryforwards and other deferred tax assets.

The Company’s U.K. operations have no net operating loss carryforwards or other deferred tax assets. The Company’s income tax expense related to these operations is classified within discontinued operations.

The Company has analyzed its income tax filing positions in all of the federal and state jurisdictions where it is required to file income tax returns for all open tax years in these jurisdictions for uncertainty in tax positions. The Company believes, based on the facts and technical merits associated with each of its income tax filing positions and deductions, that each of its income tax filing positions would be sustained on audit. Further, the Company has concluded that to the extent any adjustments to its income tax filing positions were not to be sustained upon an IRS or other audit, such adjustments would not have a material effect on the Company’s consolidated financial statements. As a result, no reserves for uncertain income tax positions have been recorded. The Company’s policy for recording interest and penalties associated with audits is to record such items as a component of income before taxes. The Company has not recorded any material amounts for interest or penalties related to audit or other activity.

(14) Equity and Equity-Based Compensation

On December 1, 2009, the Company’s board of directors declared and the Company paid a special cash dividend in the amount of $88.6 million on the Company’s common stock. The proceeds of the dividend were used by USPI Holdings, Inc., the sole stockholder of the Company, to pay a special cash dividend on its common stock. In turn, the proceeds were used by USPI Group Holdings, Inc., the sole stockholder of USPI Holdings, Inc., to pay amounts currently accrued on its preferred stock.

The Company accounts for equity-based compensation, such as stock options and other stock-based awards to employees and directors, at fair value. The fair value of the compensation is measured at the date of grant and recognized as expense over the recipient’s requisite service period.

The Company’s parent, USPI Group Holdings, Inc. (Parent), granted stock options and nonvested share awards to certain employees and members of the board of directors. These awards were granted pursuant to the 2007 Equity Incentive Plan (the Plan) which was adopted by Parent’s board of directors. The board of directors or a designated administrator has the sole authority to determine which individuals receive grants, the type of grant to be received, the vesting period and all other option terms. Stock options granted generally have a term not to exceed eight years. A maximum of 20,726,523 shares of stock may be delivered under the Plan. As 7,541,875 shares had been delivered under the Plan at December 31, 2011, 13,184,648 remained available for delivery, with 15,565,207 having been granted at December 31, 2011.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

Total equity-based compensation included in the consolidated statements of operations, classified by line item, is as follows (in thousands):

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Salaries, benefits and other employee costs	$404	$566	$548
General and administrative expenses	833	1,128	1,016
Other operating expenses	—	—	131
Discontinued operations	—	474	256

Expense before income tax benefit	1,237	2,168	1,951
Income tax benefit	(206)	(494)	(389)

Total equity-based compensation expense, net of tax	$1,031	$1,674	$1,562

Total equity-based compensation, included in the consolidated statements of operations, classified by type of award, is as follows (in thousands):

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Share awards	$835	$1,331	$1,215
Stock options	402	837	605
Warrants	—	—	131

Expense before income tax benefit	1,237	2,168	1,951
Income tax benefit	(206)	(494)	(389)

Total equity-based compensation expense, net of tax	$1,031	$1,674	$1,562

Total unrecognized compensation related to nonvested awards of stock options and nonvested shares was $12.6 million at December 31, 2011 of which $3.8 million is expected to be recognized over a weighted average period of approximately three years. The remaining $8.8 million relates to restricted share awards exchanged in conjunction with the merger and will be expensed only upon the occurrence of a change in control or other qualified exit event.

During the years ended December 31, 2011 and 2010, the Company received immaterial cash proceeds from the exercise of stock options. No stock options were exercised during the year ended December 31, 2009.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

Stock Options

Parent generally grants stock options vesting 25% per year over four years and having an eight-year contractual life. The fair value of stock options is estimated using the Black-Scholes formula. The expected lives of options are determined using the “simplified method” which defines the life as the average of the contractual term of the options and the weighted average vesting period for all option tranches. The risk-free interest rates are equal to rates of U.S. Treasury notes with maturities approximating the expected life of the option. Volatility was calculated as a weighted average based on the historical volatility of the Company’s predecessor before the merger as well as industry peers. The assumptions are as follows:

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Assumptions:
Expected life in years	4.82	4.82	4.82
Risk-free interest rates	0.93-2.35%	1.35-2.59%	2.09%
Dividend yield	0.0%	0.0%	0.0%
Volatility	45.16%	45.16%	45.16%
Weighted average grant-date fair value	$0.75	$0.65	$0.37

Stock option activity during the year ended December 31, 2011 was as follows:

Stock Options	Number of Shares (000)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value ($000)
Outstanding at January 1, 2011	4,675	$0.68	4.9	$5,480
Additional grants	1,740	1.85	—	—
Exercised	(122)	0.38	—	—
Forfeited or expired	(136)	1.43	—	—

Outstanding at December 31, 2011	6,157	$0.99	4.9	$10,591

Exercisable at December 31, 2011	3,810	$0.54	3.6	$8,269

Share Awards

On April 19, 2007, Parent granted nonvested share awards to certain company employees. The first tranche (50%) of the share awards vested 25% over four years, while the second tranche (50%) vests 100% in April 2015, but can vest earlier upon the occurrence of a qualified exit event and Company performance. An additional grant was made to Parent’s board of directors in August 2007 and July 2011. The nonvested shares granted to the board of directors vests 25% each year over four years. The grant made to the board of directors in August 2007 is now fully vested. The value of such share awards is equal to the share price on the date of grant.

Additionally, in conjunction with the merger, Parent cancelled 379,000 restricted share awards of the Company’s predecessor. These share awards were replaced with 2,212,957 nonvested shares of Parent. This cancellation and exchange was accounted for as a modification. The replacement awards vest only upon the occurrence of a change in control or other exit event as defined in the award agreement and Company performance. As a result of the modification, approximately $8.8 million of unamortized compensation cost

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

related to the Predecessor awards will only be expensed upon the occurrence of a change in control or qualified exit event, and the completion of the derived service period. At December 31, 2011, 2,212,957 of these share awards were outstanding and unvested.

The grants of nonvested share awards, excluding the awards exchanged concurrent with the merger, during the year ended December 31, 2011 are summarized as follows:

Nonvested Shares	Number of Shares (000)	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2011	8,937	$0.49
Additional grants	320	1.85
Vested	(1,887)	0.51
Forfeited	(175)	1.62

Nonvested at December 31, 2011	7,195	$0.52

The weighted average grant-date fair value per share award was $1.85, $1.62 and $0.76 for the years ended December 31, 2011, 2010 and 2009, respectively. The total fair value of shares which vested during the years ended December 31, 2011, 2010 and 2009 was approximately $3.5 million, $3.0 million and $1.7 million, respectively.

Warrants

During 2009, Parent granted warrants to a not-for-profit healthcare system (hospital partner) that holds ownership in some of the Company’s facilities. The warrants are to purchase Parent’s common stock and were fully vested and non-forfeitable at the date of grant but contain exercise restrictions. Because the warrants are fully vested, the expense associated with them was recorded upon grant within other operating expenses at a fair value determined using the Black-Scholes formula. The assumptions included an expected life equal to the contractual life of approximately 8 1/2 years; a risk free interest rate of 2.7%; a dividend yield of 0.0%; and an estimated volatility of approximately 58%. In this grant, the hospital partner received 333,330 warrants with an exercise price of $3.00 per share, of which 55,555 were exercisable immediately; the exercise restrictions on additional tranches of 55,555 warrants lapse each December 1 which began in 2009 and ends in 2013. At December 31, 2011, 222,220 warrants are exercisable. Because the warrants are fully vested, the expense associated with these warrants was recorded upon grant within “other operating expenses.”

During 2008, one of the Company’s hospital partners, Baylor, was granted 666,666 warrants to purchase Parent’s common stock for $3.00 per share. The warrants are fully vested and nonforfeitable but contain exercise restrictions. The exercise restrictions on 111,111 warrants lapse each December 31 which began in 2008 and ends in 2013. The warrants have a contractual life of ten years. The total fair value of the warrants was approximately $0.3 million and was determined using the Black Scholes formula. The assumptions included an expected life equal to the contractual life of the warrants; a risk free interest rate of 3.5%, a dividend yield of 0.0%; and an estimated volatility of approximately 59%. Because the warrants are fully vested, the expense associated with these warrants was recorded upon grant within “other operating expenses.” Baylor’s Chief Executive Officer is a member of the Company’s Board of Directors (Note 12). At December 31, 2011, 444,444 warrants are exercisable.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

During 2007, Parent granted a total of 2,333,328 warrants to purchase its common stock to four of the Company’s hospital partners. The exercise price of the warrants was $3.00 per share. All of the warrants are fully vested and non-forfeitable but contain exercise restrictions. Of the 2,333,328 warrants outstanding at December 31, 2011, 1,777,774 warrants are exercisable and a portion of the remaining 555,554 warrants will become exercisable in 2012 and become fully exercisable by 2013. The warrants have a contractual life of eight to ten years. The total fair value of the warrants was approximately $1.1 million and was determined using the Black Scholes formula. The assumptions included an expected life equal to the contractual life of each warrant; a risk free interest rate of 3.6% to 4.6%; a dividend yield of 0.0%; and an estimated volatility of approximately 59%. Because the warrants are fully vested, the expense associated with these warrants was recorded upon grant within “other operating expenses.”

(15) Commitments and Contingencies

(a) Financial Guarantees

As of December 31, 2011, the Company had issued guarantees of the indebtedness and other obligations of its investees to third parties, which could potentially require the Company to make maximum aggregate payments totaling approximately $76.4 million. Of the total, $21.1 million relates to the obligations of consolidated subsidiaries, whose obligations are included in the Company’s consolidated balance sheet and related disclosures, and $46.6 million of the remaining $55.3 million relates to the obligations of unconsolidated affiliated companies, whose obligations are not included in the Company’s consolidated balance sheet and related disclosures. The remaining $8.7 million primarily represents guarantees of the obligations of four facilities which have been sold. The Company has full recourse to the buyers with respect to these amounts.

The Company has recorded long-term liabilities totaling approximately $0.5 million related to the guarantees the Company has issued to unconsolidated affiliates on or after January 1, 2003, and has not recorded any liabilities related to guarantees issued prior to that date. Generally, these arrangements (a) consist of guarantees of real estate and equipment financing, (b) are secured by the related property and equipment, (c) require payments by the Company, when the collateral is insufficient, in the event of a default by the investee primarily obligated under the financing, (d) expire as the underlying debt matures at various dates through 2022, and (e) provide no recourse for the Company to recover any amounts from third parties. The Company also has $1.6 million of letters of credit outstanding, as discussed in Note 9.

(b) Litigation

From time to time the Company is named as a party to legal claims and proceedings in the ordinary course of business. The Company’s management is not aware of any claims or proceedings that are expected to have a material adverse impact on the Company.

(c) Self Insurance and Professional Liability Claims

The Company is self-insured for certain losses related to health and workers’ compensation claims, although it obtains third-party insurance coverage to limit its exposure to these claims. The Company estimates its self-insured liabilities using a number of factors including historical claims experience, an estimate of incurred but not reported claims, demographic factors, severity factors and actuarial valuations. The Company believes that the accruals established at December 31, 2011, which were estimated based on actual employee health claim patterns, adequately provide for its exposure under this arrangement. The Company’s potential for losses related to professional and general liability is managed through a wholly-owned insurance captive.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

(d) Employee Benefit Plans

The Company’s eligible U.S. employees may choose to participate in the United Surgical Partners International, Inc. 401(k) Plan under which the Company may elect to make contributions that match from zero to 100% of participants’ contributions. Charges to expense under this plan were $2.2 million for the year ended December 31, 2011 and $2.0 million in each of the years ended December 31, 2010 and 2009.

The Company’s former U.K. subsidiary, which was spun-off on April 3, 2012, has obligations remaining under a defined benefit pension plan that originated in 1991 and was closed to new participants at the end of 1998. The plan’s overall strategy is to outperform the CAPS Pooled Fund Median over rolling three year periods. To implement this strategy the plan invests in a wide diversification of asset types and fund strategies. The target allocations for plan assets are approximately 79% equity securities, 14% bonds and 7% to all other types of investments. At December 31, 2011, the plan had 59 participants, plan assets of $10.5 million, an accumulated pension benefit obligation of $13.7 million, and a projected benefit obligation of $13.7 million. At December 31, 2010, the plan had 59 participants, plan assets of $10.4 million, an accumulated pension benefit obligation of $13.1 million, and a projected benefit obligation of $13.1 million. Pension expense, which is now classified within discontinued operations, for the years ended December 31, 2011, 2010 and 2009 was $0.4 million, $0.5 million and $0.5 million, respectively.

At December 31, 2011, the estimated fair value of U.K.’s pension plan assets by asset type was: $8.2 million—equities; $1.4 million—bonds; $0.7 million—cash; and $0.3 million of other investments, which are primarily mutual funds invested in real estate properties. At December 31, 2010, the estimated fair value of U.K.’s pension plan assets by asset type was: $8.6 million—equities; $1.0 million—bonds; $0.5 million—cash; and $0.3 million of other investments, which are primarily mutual funds invested in real estate properties. The estimated fair value of equities, bonds and cash are calculated using Level 1 inputs. The estimated fair value of property mutual funds are based on Level 3 inputs. There was no significant activity within the Level 3 investments during 2011 or 2010.

The Company’s Deferred Compensation Plan covers select members of management as determined by its Compensation Committee. Under the plan, eligible employees may contribute a portion of their salary and annual bonus on a pretax basis. The plan is a non-qualified plan; therefore, the associated liabilities are included in the Company’s consolidated balance sheets as of December 31, 2011 and 2010. In addition, the Company maintains an irrevocable grantor’s trust to hold assets that fund benefit obligations under the plan, including corporate-owned life insurance policies. The cash surrender value of such policies is included in the consolidated balance sheets in other noncurrent assets and totaled $10.7 million and $11.0 million at December 31, 2011 and 2010, respectively. The Company’s obligations related to the plan were $13.2 million and $13.1 million, at December 31, 2011 and 2010, respectively, of which $0.7 million and $2.3 million in 2011 and 2010, respectively, are included in accrued salaries and benefits with the remaining amounts included in other long-term liabilities. Total expense under the plan for the years ended December 31, 2011, 2010 and 2009 was $1.2 million, $0.8 million and $0.3 million, respectively.

(e) Employment Agreements

The Company entered into employment agreements dated April 19, 2007 with Donald E. Steen and William H. Wilcox. The agreement with Mr. Steen, who serves as the Company’s Chairman provides for annual base compensation of $312,500 (as of December 31, 2011), subject to increases approved by the board of

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

directors, a performance bonus based on the sole discretion of the Company’s Board of Directors, and his continued employment until April 19, 2013. After April 19, 2013, the contract automatically renews for additional one year terms unless terminated by either party.

The agreement with Mr. Wilcox, the Company’s Chief Executive Officer, provides for annual base compensation of $625,000 (as of December 31, 2011), subject to increases approved by the board of directors, and Mr. Wilcox is eligible for a performance bonus based on the sole discretion of the Company’s Board of Directors. The agreement renews automatically for two-year terms unless terminated by either party.

At December 31, 2011, the Company has employment agreements with 17 other senior managers which generally include one year terms and renew automatically for additional one year terms unless terminated by either party. The total annual base compensation under these agreements is $5.5 million as of December 31, 2011, subject to increases approved by the board of directors, and performance bonuses of up to a total of $3.7 million per year.

(16) Subsequent Events

On April 3, 2012, the Company amended its senior secured credit agreement, issued new senior unsecured notes, redeemed all validly tendered outstanding notes pursuant to a previously announced tender offer and consent solicitation, deposited funds with a trustee to redeem the outstanding notes and distributed the stock of its U.K. subsidiary to it’s Parent’s equity holders. The Company no longer has any ownership in the U.K. operations, and the U.K.’s historical results of operations have been presented as “discontinued operations” in the accompanying consolidated financial statements.

The amended credit facility provided a new term loan and modified the terms of the Company’s current outstanding term loan. The amended credit facility provided for borrowings up to $958.2 million, consisting of $144.9 million in non-extended term loans maturing in April 2014; $313.3 million in extended term loans maturing in April 2017; $375.0 million in a new term loan maturing in April 2019; and $125.0 million under a new revolving credit facility. In conjunction with the amendment to the credit facility, the Company repaid $16.0 million that was outstanding on its existing revolver and repaid $45.0 million of its existing term loan. The non-extended, extended and new term loans each require quarterly principal payments of 0.25% of the outstanding balance as of April 3, 2012 with the remaining balances due in 2014 for the non-extended term loan, in 2017 for the extended term loan and in 2019 for the new term loan. No principal payments are required on the revolving credit facility until its maturity in 2017. Interest rates on the amended credit facility are based on the prime rate or LIBOR plus a margin of 1.00% to 4.75%. Additionally, the Company pays 0.50% per annum on the daily-unused commitment of the new revolving credit facility. The Company also pays a quarterly participation fee of 2.13% per annum related to outstanding letters of credit.

The amended credit facility is guaranteed by USPI Holdings, Inc. and its current and future directly and indirectly wholly-owned domestic subsidiaries, subject to certain exceptions, and borrowings under the credit facility are secured by a first priority security interest in all real and personal property of these subsidiaries, as well as a first priority pledge of the Company’s capital stock, and the capital stock of each of our wholly owned domestic subsidiaries. The credit facility contains various restrictive covenants, including financial covenants that limit the Company’s ability and the ability of the Company’s subsidiaries to borrow money or guarantee other indebtedness, grant liens, make investments, sell assets, pay dividends, enter into sale-leaseback transactions or issue and sell capital stock.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

On May 1, 2012, the Company completed the redemption of all of its remaining $240.0 million of 2017 cash notes and $200.0 million of 2017 toggle notes, which was funded by the Company’s issuance of $440.0 million 9.0% senior notes due 2020 (the 2020 notes). Interest on the 2020 notes is payable on April 1 and October 1 of each year, and commences on October 1, 2012. The 2020 notes are unsecured senior obligations of the Company; however, the 2020 notes are guaranteed by all if its current and future directly and indirectly wholly-owned domestic subsidiaries. The 2020 notes also contain various restrictive covenants, including financial covenants that limit its ability and the ability of its subsidiaries to borrow money or guarantee other indebtedness, grant liens, make investments, sell assets, pay dividends, enter into sale-leaseback transactions or issue and sell capital stock.

Additionally, on April 3, 2012, a cash dividend was paid by the Company in the amount of approximately $314.5 million.

Effective June 1, 2012, the Company acquired an additional 44% ownership in a surgical facility in New Jersey in which it already had ownership and the right to manage. As a result of the transaction, the Company now controls the facility and began consolidating its operating results effective June 1, 2012. The Company paid cash totaling $17.1 million, which is subject to certain purchase price adjustments set forth in the purchase agreement.

The Company has entered into letters of intent with various entities regarding possible joint venture, development or other transactions. These possible joint ventures, developments or other transactions are in various stages of negotiation.

(17) Condensed Consolidating Financial Statements

The following information is presented as required by regulations of the U.S. Securities and Exchange Commission. None of this information is routinely prepared for use by management. The operating and investing activities of the separate legal entities included in the consolidated financial statements are fully interdependent and integrated. Accordingly, the operating results of the separate legal entities are not representative of what the operating results would be on a stand-alone basis. Revenues and operating expenses of the separate legal entities include intercompany charges for management and other services.

As further disclosed in Note 16, on April 3, 2012, the Company issued $440.0 million of the 2020 notes, redeemed all validly tendered outstanding senior subordinated notes pursuant to a previously announced tender offer and consent solicitation, deposited funds with a trustee to redeem the remaining 2017 notes on May 1, 2012. The 2020 notes are unsecured senior subordinated obligations of the Company; however, the Notes are guaranteed by all of the Company’s current and future direct and indirect wholly-owned domestic subsidiaries. USPI, which issued the Notes, does not have independent assets or operations. USPI’s investees in the United Kingdom are not guarantors of the obligation. USPI’s investees in the United States in which USPI owns less than 100% are not guarantors of the obligation. The financial positions and results of operations (below, in thousands) of the respective guarantors are based upon the guarantor relationship at the end of the period presented. Consolidation adjustments include purchase accounting entries for investments in which the Company’s ownership percentage in non-participating investees is not high enough to permit the application of pushdown accounting.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

Condensed Consolidating Balance Sheets:

As of December 31, 2011	Guarantors	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
ASSETS
Current assets:
Cash and cash equivalents	$36,198	$5,624	$—	$41,822
Accounts receivable, net	—	58,057	—	58,057
Other receivables	44,627	52,122	(86,250)	10,499
Inventories of supplies	737	9,380	—	10,117
Prepaids and other current assets	32,248	2,585	—	34,833

Total current assets	113,810	127,768	(86,250)	155,328
Property and equipment, net	23,705	211,296	320	235,321
Investments in affiliates	952,116	—	(507,382)	444,734
Goodwill and intangible assets, net	930,186	251,882	354,417	1,536,485
Other assets	88,206	511	(67,087)	21,630

Total assets	$2,108,023	$591,457	$(305,982)	$2,393,498

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$1,789	$26,976	$—	$28,765
Accrued expenses and other	227,790	79,603	(84,408)	222,985
Current portion of long-term debt	5,595	21,193	(1,301)	25,487

Total current liabilities	235,174	127,772	(85,709)	277,237
Long-term debt, less current portion	952,717	91,038	(786)	1,042,969
Other long-term liabilities	187,444	11,618	(309)	198,753
Parent’s equity	732,688	335,461	(335,461)	732,688
Noncontrolling interests	—	25,568	116,283	141,851

Total liabilities and equity	$2,108,023	$591,457	$(305,982)	$2,393,498

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

As of December 31, 2010	Guarantors	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
ASSETS
Current assets:
Cash and cash equivalents	$60,186	$67	$—	$60,253
Accounts receivable, net	—	50,082	—	50,082
Other receivables	27,313	45,146	(57,217)	15,242
Inventories of supplies	685	8,506	—	9,191
Prepaids and other current assets	27,477	2,166	—	29,643

Total current assets	115,661	105,967	(57,217)	164,411
Property and equipment, net	24,343	177,803	114	202,260
Investments in affiliates	1,010,592	—	(617,031)	393,561
Goodwill and intangible assets, net	904,108	342,777	340,991	1,587,876
Other assets	91,151	2,602	(69,122)	24,631

Total assets	$2,145,855	$629,149	$(402,265)	$2,372,739

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$1,684	$21,804	$—	$23,488
Accrued expenses and other	236,835	37,868	(55,917)	218,786
Current portion of long-term debt	4,932	19,751	(2,297)	22,386

Total current liabilities	243,451	79,423	(58,214)	264,660
Long-term debt, less current portion	966,999	82,732	(2,291)	1,047,440
Other long-term liabilities	148,648	9,692	(520)	157,820
Parent’s equity	786,757	432,261	(432,261)	786,757
Noncontrolling interests	—	25,041	91,021	116,062

Total liabilities and equity	$2,145,855	$629,149	$(402,265)	$2,372,739

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

Condensed Consolidating Statements of Operations:

Year Ended December 31, 2011	Guarantors	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
Revenues	$106,481	$416,496	$(23,799)	$499,178
Equity in earnings of unconsolidated affiliates	138,005	3,461	(58,329)	83,137
Operating expenses, excluding depreciation and amortization	79,067	270,353	(21,941)	327,479
Depreciation and amortization	6,635	14,410	132	21,177

Operating income	158,784	135,194	(60,319)	233,659
Interest expense, net	(58,835)	(4,186)	—	(63,021)
Other income (expense), net	(155)	265	(183)	(73)

Income from continuing operations before income taxes	99,794	131,273	(60,502)	170,565
Income tax expense	(39,076)	(842)	—	(39,918)

Income (loss) from continuing operations	60,718	130,431	(60,502)	130,647
Loss from discontinued operations, net of tax	(111,562)	(97,846)	97,846	(111,562)

Net income (loss)	(50,844)	32,585	37,344	19,085
Less: Net income attributable to noncontrolling interests	—	(16,978)	(52,951)	(69,929)

Net income (loss) attributable to Parent	$(50,844)	$15,607	$(15,607)	$(50,844)

Year Ended December 31, 2010	Guarantors	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
Revenues	$97,463	$398,789	$(22,303)	$473,949
Equity in earnings of unconsolidated affiliates	123,107	2,116	(55,307)	69,916
Operating expenses, excluding depreciation and amortization	86,521	263,185	(22,944)	326,762
Depreciation and amortization	7,249	15,040	204	22,493

Operating income	126,800	122,680	(54,870)	194,610
Interest expense, net	(61,205)	(4,849)	(90)	(66,144)
Other income (expense), net	708	—	—	708

Income from continuing operations before income taxes	66,303	117,831	(54,960)	129,174
Income tax expense	(26,946)	(2,311)	—	(29,257)

Income from continuing operations	39,357	115,520	(54,960)	99,917
Loss from discontinued operations, net of tax	2,736	9,205	(9,205)	2,736

Net income	42,093	124,725	(64,165)	102,653
Less: Net income attributable to noncontrolling interests	—	(12,879)	(47,681)	(60,560)

Net income attributable to Parent	$42,093	$111,846	$(111,846)	$42,093

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

Year Ended December 31, 2009	Guarantors	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
Revenues	$96,861	$414,196	$(22,679)	$488,378
Equity in earnings of unconsolidated affiliates	119,258	2,413	(59,900)	61,771
Operating expenses, excluding depreciation and amortization	101,711	268,245	(22,414)	347,542
Depreciation and amortization	7,380	16,675	376	24,431

Operating income	107,028	131,689	(60,541)	178,176
Interest expense, net	(60,386)	(5,650)	(5)	(66,041)
Other income (expense), net	384	(11)	—	373

Income from continuing operations before income taxes	47,026	126,028	(60,546)	112,508
Income tax benefit (expense)	7,215	(1,760)	—	5,455

Income from continuing operations	54,241	124,268	(60,546)	117,963
Earnings from discontinued operations, net of tax	15,425	14,968	(14,968)	15,425

Net income	69,666	139,236	(75,514)	133,388
Less: Net income attributable to noncontrolling interests	—	(11,128)	(52,594)	(63,722)

Net income attributable to Parent	$69,666	$128,108	$(128,108)	$69,666

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

Condensed Consolidating Statements of Comprehensive Income (Loss):

Year Ended December 31, 2011	Guarantors	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
Net income (loss)	$(50,844)	$32,585	$37,344	$19,085
Other comprehensive income:
Foreign currency translation adjustments	1,314	1,314	(1,314)	1,314
Unrealized gain on interest rate swaps, net of tax	2,560	204	(204)	2,560
Pension adjustments, net of tax	(556)	(556)	556	(556)

Total other comprehensive income	3,318	962	(962)	3,318

Comprehensive income (loss)	(47,526)	33,547	36,382	22,403
Less: Comprehensive income attributable to noncontrolling interests	—	(16,978)	(52,951)	(69,929)

Comprehensive income (loss) attributable to Parent	$(47,526)	$16,569	$(16,569)	$(47,526)

Year Ended December 31, 2010	Guarantors	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
Net income	$42,093	$124,725	$(64,165)	$102,653
Other comprehensive income:
Foreign currency translation adjustments	(11,638)	(11,638)	11,638	(11,638)
Unrealized gain on interest rate swaps, net of tax	3,408	780	(780)	3,408
Pension adjustments, net of tax	724	724	(724)	724

Total other comprehensive income	(7,506)	(10,134)	10,134	(7,506)

Comprehensive income	34,587	114,591	(54,031)	95,147
Less: Comprehensive income attributable to noncontrolling interests	—	(12,879)	(47,681)	(60,560)

Comprehensive income attributable to Parent	$34,587	$101,712	$(101,712)	$34,587

Year Ended December 31, 2009	Guarantors	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
Net income	$69,666	$139,236	$(75,514)	$133,388
Other comprehensive income:
Foreign currency translation adjustments	21,967	21,967	(21,967)	21,967
Unrealized gain on interest rate swaps, net of tax	3,894	108	(108)	3,894
Pension adjustments, net of tax	(698)	(698)	698	(698)

Total other comprehensive income	25,163	21,377	(21,377)	25,163

Comprehensive income	94,829	160,613	(96,891)	158,551
Less: Comprehensive income attributable to noncontrolling interests	—	(11,128)	(52,594)	(63,722)

Comprehensive income attributable to Parent	$94,829	$149,485	$(149,485)	$94,829

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

Condensed Consolidating Statements of Cash Flows:

Year Ended December 31, 2011	Guarantor	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
Cash flows from operating activities:
Net income (loss)	$(50,844)	$32,585	$37,344	$19,085
Loss on discontinued operations	111,562	97,846	(97,846)	111,562
Changes in operating and intercompany assets and liabilities and noncash items included in net income	26,940	1,350	5,730	34,020

Net cash provided by (used in) operating activities	87,658	131,781	(54,772)	164,667
Cash flows from investing activities:
Purchases of property and equipment, net	(7,955)	(7,241)	—	(15,196)
Purchases of new businesses and equity interests, net	(77,881)	—	—	(77,881)
Other items, net	2,250	12,009	(14,737)	(478)

Net cash (used in) provided by investing activities	(83,586)	4,768	(14,737)	(93,555)
Cash flows from financing activities:
Long-term borrowings, net	(14,265)	(8,236)	2,509	(19,992)
Purchases and sales of noncontrolling interests, net	510	—	—	510
Distributions to noncontrolling interests	—	(122,563)	54,772	(67,791)
Decrease in cash held on behalf of noncontrolling interest holders and other	11,057	(220)	12,228	23,065

Net cash provided by (used in) financing activities	(2,698)	(131,019)	69,509	(64,208)
Net cash (used in) provided by discontinued operations	(25,362)	27	—	(25,335)

Net increase (decrease) in cash	(23,988)	5,557	—	(18,431)
Cash at the beginning of the period	60,186	67	—	60,253

Cash at the end of the period	$36,198	$5,624	$—	$41,822

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

Year Ended December 31, 2010	Guarantor	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
Cash flows from operating activities:
Net income	$42,093	$124,725	$(64,165)	$102,653
Earnings from discontinued operations	(2,736)	(9,206)	9,206	(2,736)
Changes in operating and intercompany assets and liabilities and noncash items included in net income	26,961	20,065	1,375	48,401

Net cash provided by (used in) operating activities	66,318	135,584	(53,584)	148,318
Cash flows from investing activities:
Purchases of property and equipment, net	(5,437)	(14,261)	—	(19,698)
Purchases of new businesses and equity interests, net	(21,698)	(11,400)	—	(33,098)
Other items, net	(4,808)	(2,348)	8,450	1,294

Net cash used in investing activities	(31,943)	(28,009)	8,450	(51,502)
Cash flows from financing activities:
Long-term borrowings, net	14,735	(13,971)	4,513	5,277
Purchases and sales of noncontrolling interests, net	739	—	—	739
Distributions to noncontrolling interests	—	(112,573)	53,584	(58,989)
Dividend payment on common stock	(850)	—	—	(850)
Decrease in cash held on behalf of noncontrolling interest holders and other	(11,743)	10,612	(12,963)	(14,094)

Net cash provided by (used in) financing activities	2,881	(115,932)	45,134	(67,917)
Net cash (used in) provided by discontinued operations	(4,500)	964	—	(3,536)

Net increase (decrease) in cash	32,756	(7,393)	—	25,363
Cash at the beginning of the period	27,430	7,460	—	34,890

Cash at the end of the period	$60,186	$67	$—	$60,253

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

Year Ended December 31, 2009	Guarantor	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
Cash flows from operating activities:
Net income	$69,666	$139,236	$(75,514)	$133,388
Earnings from discontinued operations	(15,425)	(14,968)	14,968	(15,425)
Changes in operating and intercompany assets and liabilities and noncash items included in net income	12,390	25,455	6,211	44,056

Net cash provided by operating activities	66,631	149,723	(54,335)	162,019
Cash flows from investing activities:
Purchases of property and equipment, net	(5,139)	(12,172)	—	(17,311)
Purchases of new businesses and equity interests, net	(57,625)	(11,914)	9,914	(59,625)
Other items, net	3,837	(10,668)	10,233	3,402

Net cash used in investing activities	(58,927)	(34,754)	20,147	(73,534)
Cash flows from financing activities:
Long-term borrowings, net	(2,750)	(12,653)	1,585	(13,818)
Purchases and sales of noncontrolling interests, net	(4,662)	2,682	—	(1,980)
Distributions to noncontrolling interests	—	(117,890)	54,335	(63,555)
Dividend payment on common stock	(88,617)	—	—	(88,617)
Increase in cash held on behalf of noncontrolling interest holders and other	73,730	11,064	(21,732)	63,062

Net cash used in financing activities	(22,299)	(116,797)	34,188	(104,908)

Net cash provided by discontinued operations	—	1,878	—	1,878

Net increase (decrease) in cash	(14,595)	50	—	(14,545)
Cash at the beginning of the period	42,025	7,410	—	49,435

Cash at the end of the period	$27,430	$7,460	$—	$34,890

(18) Selected Quarterly Financial Data (Unaudited)

	2011 Quarters
	First	Second	Third	Fourth
Net revenues	$119,094	$123,447	$122,261	$134,376
Income (loss) from continuing operations	28,907	32,387	29,878	26,273
Net income attributable to noncontrolling interests	(15,712)	(17,282)	(16,598)	(20,337)
Net income (loss) attributable to USPI’s common stockholder	15,721	17,786	15,286	(99,637)

	2010 Quarters
	First	Second	Third	Fourth
Net revenues	$111,525	$118,374	$116,280	$127,770
Income from continuing operations	23,253	28,209	23,424	25,031
Net income attributable to noncontrolling interests	(13,635)	(15,135)	(14,309)	(17,481)
Net income attributable to USPI’s common stockholder	12,011	15,887	11,848	2,347

Quarterly operating results are not necessarily representative of operations for a full year for various reasons, including case volumes, interest rates, acquisitions, changes in contracts, the timing of price changes, and financing activities. The Company has also completed acquisitions and opened new facilities throughout 2010 and 2011, all of which significantly affect the comparability of net income from quarter to quarter. In addition, the Company recorded a $107.0 million goodwill impairment charged related to its former U.K. subsidiary in the fourth quarter of 2011. As further disclosed in Note 1, the U.K. subsidiary’s operating results are now reported in discontinued operations.

SCHEDULE II: VALUATION AND QUALIFYING ACCOUNTS

Allowance for Doubtful Accounts

	Balance at Beginning of Period	Additions Charged to:		Deductions(2)	Other Items(3)	Balance at End of Period
		Costs and Expenses	Other Accounts
	(In thousands)
Year ended December 31, 2009(1)	$11,544	$8,958	$—	$(10,149)	$(2,193)	$8,160
Year ended December 31, 2010(1)	8,160	8,458	—	(8,742)	(395)	7,481
Year ended December 31, 2011(1)	7,481	9,648	—	(9,130)	577	8,576

Valuation allowance for deferred tax assets

	Balance at Beginning of Period	Additions Charged to:		Deductions(5)	Other Items	Balance at End of Period
		Costs and Expenses	Other Accounts(4)
	(In thousands)
Year ended December 31, 2009	$38,558	$—	$—	$(31,193)	$(4,082)	$3,283
Year ended December 31, 2010	3,283	—	—	—	(2,598)	685
Year ended December 31, 2011	685	—	—	—	135	820

1	Includes amounts related to companies disposed of in 2009 through 2011.
2	Accounts written off.
3	Balances from entities that were deconsolidated and other.
4	Recorded to goodwill
5	Reversal of deferred tax asset allowance (Note 13), recorded as a reduction of income tax expense.

All other schedules are omitted because they are not applicable or not required or because the required information is included in the consolidated financial statements or notes thereto.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Consolidated Balance Sheets

	June 30, 2012	December 31, 2011
	(Unaudited)
	(In thousands—except share data)
ASSETS
Cash and cash equivalents	$38,557	$41,822
Available for sale securities (Note 8)	10,013	4,815
Accounts receivable, net of allowance for doubtful accounts of $9,105 and $8,576, respectively	39,043	58,057
Other receivables	14,254	10,499
Inventories of supplies	7,237	10,117
Deferred tax asset, net	14,049	14,704
Prepaids and other current assets	17,363	15,314

Total current assets	140,516	155,328
Property and equipment, net	120,660	235,321
Investments in unconsolidated affiliates	443,658	444,734
Goodwill	1,128,153	1,209,345
Intangible assets, net	343,281	327,140
Other assets	22,783	21,630

Total assets	$2,199,051	$2,393,498

LIABILITIES AND EQUITY
Accounts payable	$11,343	$28,765
Accrued salaries and benefits	25,465	24,405
Due to affiliates	144,224	139,628
Accrued interest	10,000	6,671
Current portion of long-term debt	17,919	25,487
Other current liabilities	44,046	52,281

Total current liabilities	252,997	277,237
Long-term debt, less current portion	1,316,422	1,042,969
Other long-term liabilities	27,359	30,807
Deferred tax liability, net	153,569	167,946

Total liabilities	1,750,347	1,518,959
Noncontrolling interests—redeemable (Note 4)	135,626	106,668
Commitments and contingencies (Note 11)
Equity (Note 9):
United Surgical Partners International, Inc. (USPI) stockholder’s equity:
Common stock, $0.01 par value; 100 shares authorized; issued and outstanding	—	—
Additional paid-in capital	291,690	778,030
Accumulated other comprehensive income (loss)	53	(63,033)
Retained earnings (deficit)	(11,493)	17,691

Total USPI stockholder’s equity	280,250	732,688
Noncontrolling interests—nonredeemable (Note 4)	32,828	35,183

Total equity	313,078	767,871

Total liabilities and equity	$2,199,051	$2,393,498

See accompanying notes to consolidated financial statements.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Consolidated Statements of Operations

	Three Months Ended June 30, 2012	Three Months Ended June 30, 2011
	(Unaudited—in thousands)
Revenues:
Net patient service revenues	$107,412	$103,380
Management and contract service revenues	19,535	17,791
Other revenues	2,273	2,276

Total revenues	129,220	123,447
Equity in earnings of unconsolidated affiliates	23,653	20,101
Operating expenses:
Salaries, benefits, and other employee costs	33,350	30,876
Medical services and supplies	20,001	18,996
Other operating expenses	20,895	19,329
General and administrative expenses	10,084	9,795
Provision for doubtful accounts	1,966	2,267
Net gain on deconsolidations, disposals and impairments	(1,273)	(1,979)
Depreciation and amortization	5,977	5,376

Total operating expenses	91,000	84,660

Operating income	61,873	58,888
Interest income	158	168
Interest expense	(23,555)	(16,551)
Loss on early retirement of debt	(37,958)	—
Other, net	(836)	(192)

Total other expense, net	(62,191)	(16,575)

Income (loss) from continuing operations before income taxes	(318)	42,313
Income tax benefit (expense)	6,173	(9,926)

Income from continuing operations	5,855	32,387
Discontinued operations, net of tax (Note 2):
Income from discontinued operations	—	2,515
Gain on disposal of discontinued operations	—	166

Total earnings from discontinued operations	—	2,681

Net income	5,855	35,068
Less: Net income attributable to noncontrolling interests	(17,348)	(17,282)

Net income (loss) attributable to USPI’s common stockholder	$(11,493)	$17,786

Amounts attributable to USPI’s common stockholder:
Income (loss) from continuing operations, net of tax	$(11,493)	$15,183
Earnings from discontinued operations, net of tax	—	2,603

Net income (loss) attributable to USPI’s common stockholder	$(11,493)	$17,786

See accompanying notes to consolidated financial statements.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Consolidated Statements of Operations

	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
	(Unaudited—in thousands)
Revenues:
Net patient service revenues	$213,931	$203,049
Management and contract service revenues	38,925	35,067
Other revenues	4,559	4,425

Total revenues	257,415	242,541
Equity in earnings of unconsolidated affiliates	44,090	38,033
Operating expenses:
Salaries, benefits, and other employee costs	66,650	61,075
Medical services and supplies	38,699	37,402
Other operating expenses	41,087	38,616
General and administrative expenses	20,682	18,503
Provision for doubtful accounts	4,312	3,984
Net gain on deconsolidations, disposals and impairments	(1,572)	(2,478)
Depreciation and amortization	11,663	10,720

Total operating expenses	181,521	167,822

Operating income	119,984	112,752
Interest income	302	324
Interest expense	(38,775)	(33,087)
Loss on early retirement of debt	(37,958)	—
Other, net	(781)	(120)

Total other expense, net	(77,212)	(32,883)

Income from continuing operations before income taxes	42,772	79,869
Income tax expense	(3,948)	(18,574)

Income from continuing operations	38,824	61,295
Discontinued operations, net of tax (Note 2):
Income from discontinued operations	3,435	5,735
Loss on disposal of discontinued operations	—	(529)

Total earnings from discontinued operations	3,435	5,206

Net income	42,259	66,501
Less: Net income attributable to noncontrolling interests	(35,028)	(32,994)

Net income attributable to USPI’s common stockholder	$7,231	$33,507

Amounts attributable to USPI’s common stockholder:
Income from continuing operations, net of tax	$3,850	$28,413
Earnings from discontinued operations, net of tax	3,381	5,094

Net income attributable to USPI’s common stockholder	$7,231	$33,507

See accompanying notes to consolidated financial statements.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

	Three Months Ended June 30, 2012	Three Months Ended June 30, 2011
	(Unaudited—in thousands)
Net income	$5,855	$35,068
Other comprehensive income:
Foreign currency translation adjustments	—	588
Unrealized gain on interest rate swaps, net of tax	—	930
Reclassification due to spin-off of U.K. subsidiary:
Foreign currency translation adjustments	58,682	—

Total other comprehensive income	58,682	1,518

Comprehensive income	64,537	36,586
Less: Comprehensive income attributable to noncontrolling interests	(17,348)	(17,282)

Comprehensive income attributable to USPI’s common stockholder	$47,189	$19,304

	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
	(Unaudited—in thousands)
Net income	$42,259	$66,501
Other comprehensive income:
Foreign currency translation adjustments	4,949	10,097
Unrealized loss on foreign currency contract, net of tax	(560)	—
Unrealized gain on interest rate swaps, net of tax	15	2,181
Reclassification due to spin-off of U.K. subsidiary:
Foreign currency translation adjustments	58,682	—

Total other comprehensive income	63,086	12,278

Comprehensive income	105,345	78,779
Less: Comprehensive income attributable to noncontrolling interests	(35,028)	(32,994)

Comprehensive income attributable to USPI’s common stockholder	$70,317	$45,785

See accompanying notes to consolidated financial statements.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

For the Three Months and Six Months Ended June 30, 2012

	USPI’s Common Stockholder
	Outstanding Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Noncontrolling Interests Non-Redeemable	Total
	(Unaudited—in thousands, except share amounts)
Balance, December 31, 2011	100	$—	$778,030	$(63,033)	$17,691	$35,183	$767,871
Distributions to noncontrolling interests	—	—	—	—	—	(3,511)	(3,511)
Purchases of noncontrolling interests	—	—	(103)	—	—	(86)	(189)
Sales of noncontrolling interests	—	—	(16,064)	—	—	584	(15,480)
Contribution related to equity award grants by parent and other	—	—	366	—	—	—	366
Net income	—	—	—	—	18,724	1,990	20,714
Other comprehensive income	—	—	—	4,404	—	—	4,404

Balance, March 31, 2012	100	—	762,229	(58,629)	36,415	34,160	774,175
Distributions to noncontrolling interests	—	—	—	—	—	(3,063)	(3,063)
Purchases of noncontrolling interests	—	—	713	—	—	(129)	584
Sales of noncontrolling interests	—	—	(464)	—	—	403	(61)
Contribution related to equity award grants by parent and other	—	—	575	—	—	—	575
Spin-off of U.K. subsidiary (Note 2)	—	—	(193,320)	—		(523)	(193,843)
Dividend to Parent’s equity holders (Note 9)	—	—	(278,043)	—	(36,415)	—	(314,458)
Net income (loss)	—	—	—	—	(11,493)	1,980	(9,513)
Other comprehensive income	—	—	—	58,682	—	—	58,682

Balance, June 30, 2012	100	$—	$291,690	$53	$(11,493)	$32,828	$313,078

See accompanying notes to consolidated financial statements.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

For the Three Months and Six Months Ended June 30, 2011

	USPI’s Common Stockholder
	Outstanding Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Noncontrolling Interests Non-Redeemable	Total
	(Unaudited—in thousands, except share amounts)
Balance, December 31, 2010	100	$—	$784,573	$(66,351)	$68,535	$34,394	$821,151
Distributions to noncontrolling interests	—	—	—	—	—	(1,578)	(1,578)
Purchases of noncontrolling interests	—	—	4	—	—	(27)	(23)
Sales of noncontrolling interests	—	—	(2,324)	—	—	272	(2,052)
Contribution related to equity award grants by parent and other	—	—	450	—	—	—	450
Net income	—	—	—	—	15,721	1,608	17,329
Other comprehensive income	—	—	—	10,760	—	—	10,760

Balance, March 31, 2011	100	—	782,703	(55,591)	84,256	34,669	846,037
Distributions to noncontrolling interests	—	—	—	—	—	(2,654)	(2,654)
Purchases of noncontrolling interests	—	—	(483)	—	—	(603)	(1,086)
Sales of noncontrolling interests	—	—	(10,124)	—	—	409	(9,715)
Contribution related to equity award grants by parent and other	—	—	352	—	—	—	352
Net income	—	—	—	—	17,786	2,241	20,027
Other comprehensive income	—	—	—	1,518	—	—	1,518

Balance, June 30, 2011	100	$—	$772,448	$(54,073)	$102,042	$34,062	$854,479

See accompanying notes to consolidated financial statements.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
	(Unaudited—in thousands)
Cash flows from operating activities:
Net income	$42,259	$66,501
Adjustments to reconcile net income to net cash provided by operating activities:
Earnings from discontinued operations	(3,435)	(5,206)
Loss on early retirement of debt	37,958	—
Provision for doubtful accounts	4,312	3,984
Depreciation and amortization	11,663	10,720
Net gain on deconsolidations, disposals and impairments	(1,572)	(2,478)
Amortization of debt issue costs and discount	1,926	1,718
Deferred income tax expense	(11,931)	4,896
Equity in earnings of unconsolidated affiliates, net of distributions received	(2,067)	5,523
Equity-based compensation	837	766
Increases (decreases) in cash from changes in operating assets and liabilities, net of effects from purchases of new businesses:
Accounts receivable	238	680
Other receivables	(4,997)	(4,572)
Inventories of supplies, prepaids and other current assets	(3,985)	(2,991)
Accounts payable and other current liabilities	3,683	(18,035)
Long-term liabilities	431	1,999

Net cash provided by operating activities	75,320	63,505

Cash flows from investing activities:
Purchases of new businesses and equity interests, net of cash received	(25,762)	(6,171)
Proceeds from sale of businesses and equity interests	1,634	6,045
Purchases of property and equipment	(8,944)	(4,389)
Purchases of marketable securities, net	(5,201)	(4,713)
Returns of capital from unconsolidated affiliates	614	746
Decrease in deposits and notes receivable	850	2,028

Net cash used in investing activities	(36,809)	(6,454)

Cash flows from financing activities:
Proceeds from long-term debt, net of debt issuance costs	789,204	4,718
Payments on long-term debt	(531,636)	(33,773)
Increase in cash held on behalf of unconsolidated affiliates and other	4,797	6,327
Sales of noncontrolling interests, net	3,374	1,317
Payment of common stock dividend	(314,458)	—
Distributions to noncontrolling interests	(39,838)	(32,594)

Net cash used in financing activities	(88,557)	(54,005)

Cash flows from discontinued operations:
Operating cash flows	5,101	9,205
Investing cash flows	(11,383)	(10,213)
Financing cash flows	53,142	(596)
Effect of exchange rate changes on cash and cash equivalents	(79)	20

Net cash provided by (used in) discontinued operations	46,781	(1,584)

Net (decrease) increase in cash and cash equivalents	(3,265)	1,462
Cash and cash equivalents at beginning of period	41,822	60,253

Cash and cash equivalents at end of period	$38,557	$61,715

Supplemental information:
Interest paid—continuing operations	$33,542	$31,382
Income taxes paid—continuing operations	17,637	23,740
Interest paid—discontinued operations	772	1,064
Income taxes paid—discontinued operations	1,989	1,317
Non-cash transactions:
Spin-off of U.K. subsidiary	$(193,843)	$—
Assets acquired under capital lease obligations	8,534	1,963

See accompanying notes to consolidated financial statements

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(1)	Basis of Presentation

(a) Description of Business

United Surgical Partners International, Inc., a Delaware Corporation, and subsidiaries (USPI or the Company) was formed in February 1998 for the primary purpose of ownership and management of ambulatory surgery centers, surgical hospitals and related businesses. At June 30, 2012, the Company, headquartered in Dallas, Texas, operated 202 short-stay surgical facilities. Of these 202 facilities, the Company consolidates the results of 59 and accounts for 143 under the equity method. The majority of the Company’s facilities are jointly owned with local physicians and a not-for-profit healthcare system that has other healthcare businesses in the region. At June 30, 2012, the Company had agreements with not-for-profit healthcare systems providing for joint ownership of 140 of the Company’s 202 facilities and also providing a framework for the construction or acquisition of additional facilities in the future. All but three of the Company’s facilities include physician owners. Until April 3, 2012, the Company had seven facilities in the United Kingdom. On April 3, 2012, the Company distributed the stock of its U.K. subsidiary to its Parent’s equity holders. Subsequent to April 3, 2012, the Company has no further ownership in the U.K. operations. The Company’s former U.K. operations have now been classified as “discontinued operations” in its historical results of operations.

The Company is subject to changes in government legislation that could impact Medicare, Medicaid, and other government reimbursement levels and is also subject to increased levels of managed care penetration and changes in payor patterns that may impact the level and timing of payments for services rendered.

The Company maintains its books and records on the accrual basis of accounting, and the accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The accompanying consolidated financial statements and notes should be read in conjunction with the Company’s December 31, 2011 Form 10-K. It is management’s opinion that the accompanying consolidated financial statements reflect all adjustments necessary for a fair presentation of the results for the periods presented. The results of operations for any interim period are not necessarily indicative of results for the full year.

The Company operates in one reportable business segment, the ownership and operation of surgical facilities in the United States.

The preparation of financial statements in conformity with GAAP requires management to make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2)	Discontinued Operations

The Company classifies formerly consolidated subsidiaries in which it has no continuing involvement and consolidated subsidiaries that are held for sale as discontinued operations. The gains or losses on the disposal of these subsidiaries are classified within discontinued operations in the Company’s consolidated statements of operations. The Company has also reclassified the historical financial results of these subsidiaries to remove the operations of these entities from the Company’s revenues and expenses, collapsing the net income or loss from these operations into a single line within discontinued operations.

Discontinued operations consist primarily of the Company’s former U.K. operations. On April 3, 2012, the Company distributed the stock of its U.K. subsidiary to its Parent’s equity holders. Subsequent to April 3, 2012,

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

the Company has no ownership in the U.K. operations. Because GAAP requires spin-off transactions to be accounted for at carrying value, there was no gain or loss recorded on the spin-off of the U.K. operations.

Discontinued operations also include two investments in surgery centers that were designated as held for sale at December 31, 2010 and were sold in February 2011. The estimated net loss on disposal of these operations was recorded in the fourth quarter of 2010 and adjusted in 2011.

The table below summarizes certain amounts related to the Company’s discontinued operations for the periods presented (in thousands):

	Three Months Ended June 30, 2012	Six Months Ended June 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2011
Revenues	$—	$36,528	$27,603	$56,174
Income from discontinued operations before income taxes	$—	$4,703	$3,289	$7,729
Income tax expense	—	(1,268)	(774)	(1,994)

Income from discontinued operations	$—	$3,435	$2,515	$5,735

Gain (loss) on disposal of discontinued operations before income taxes	$—	$—	$272	$(902)
Income tax benefit (expense)	—	—	(106)	373

Total gain (loss) from disposal of discontinued operations	$—	$—	$166	$(529)

(3)	Investments in Unconsolidated Affiliates and Business Combination

The Company’s facilities are generally operated through separate legal entities in which the Company holds an equity interest. Other investors generally include physicians who utilize the facility and, in a majority of cases, a local not-for-profit health system.

The Company controls 59 of these entities and therefore consolidates their results. However, the Company accounts for an increasing majority (143 of its 202 facilities at June 30, 2012) as investments in unconsolidated affiliates, i.e., under the equity method, as the Company’s level of influence is significant but does not reach the threshold of controlling the entity. The majority of these investments are partnerships or limited liability companies, which require the associated tax benefit or expense to be recorded by the partners or members. Summarized financial information for the Company’s equity method investees on a combined basis is as follows (amounts are in thousands, except number of facilities, reflect 100% of the investees’ results on an aggregated basis and are unaudited):

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Unconsolidated facilities operated at period-end	143	132	143	132
Income statement information:
Revenues	$427,180	$374,291	$837,153	$722,548
Operating expenses:
Salaries, benefits, and other employee costs	98,592	88,676	195,909	173,553
Medical services and supplies	104,377	88,085	203,931	167,883
Other operating expenses	96,937	85,691	192,866	168,765
Net loss (gain) on asset disposals, net	632	(215)	530	(185)
Depreciation and amortization	18,312	15,723	36,398	31,457

Total operating expenses	318,850	277,960	629,634	541,473

Operating income	108,330	96,331	207,519	181,075
Interest expense, net	(8,702)	(8,135)	(17,824)	(15,828)
Other, net	21	26	13	12

Income before income taxes	$99,649	$88,222	$189,708	$165,259

Balance sheet information:
Current assets	$321,821	$294,001	$321,821	$294,001
Noncurrent assets	590,064	589,639	590,064	589,639
Current liabilities	183,795	173,626	183,795	173,626
Noncurrent liabilities	423,752	415,777	423,752	415,777

The Company regularly engages in the purchase and sale of equity interests with respect to its investments in unconsolidated affiliates that do not result in a change of control. These transactions are primarily the acquisitions and sales of equity interests in unconsolidated surgical facilities and the investment of additional cash in surgical facilities under development. During the six months ended June 30, 2012, these transactions resulted in a net cash outflow of approximately $7.1 million, which is summarized as follows:

Effective Date	Facility Location	Amount
Investments
February 2012	Midland, Texas(1)	$3.0 million
March 2012	Chandler, Arizona(1)	0.8 million
Various	Various(2)	3.3 million

Total		$7.1 million

1

Acquisition of a noncontrolling interest in and right to manage a surgical facility in which the Company previously had no involvement. The facility is jointly owned with a hospital partner and local physicians.

2	Represents the net payment related to various other purchases and sales of equity interests and contributions of cash to equity method investees.

Effective June 1, 2012, the Company acquired an additional 44% ownership in a surgical facility in New Jersey in which it already had ownership and the right to manage. As a result of the transaction, the Company now controls the facility and began consolidating its operating results effective June 1, 2012. The Company paid cash totaling $17.1 million, which is subject to certain purchase price adjustments set forth in the

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

purchase agreement. The purchase price was allocated to the facility’s tangible assets and liabilities based upon preliminary estimates of fair value, with the remainder to goodwill. The Company funded the purchase using cash on hand. The adjustments to arrive at pro forma operating results for this acquisition are not material. The Company recorded a gain of approximately $0.2 million as a result of adjusting the carrying value of its existing ownership to fair value as required by GAAP. The gain is included in “Net gain on deconsolidations, disposals and impairments” in the accompanying consolidated statements of operations.

(4)	Noncontrolling Interests

The Company controls and therefore consolidates the results of 59 of its 202 facilities. Similar to its investments in unconsolidated affiliates, the Company regularly engages in the purchase and sale of equity interests with respect to its consolidated subsidiaries that do not result in a change of control. These transactions are accounted for as equity transactions, as they are undertaken among the Company, its consolidated subsidiaries, and noncontrolling interests, and their cash flow effect is classified within financing activities.

During the six months ended June 30, 2012, the Company purchased and sold equity interests in various consolidated subsidiaries in the amounts of $1.1 million and $4.5 million, respectively. The basis difference between the Company’s carrying amount and the proceeds received or paid in each transaction is recorded as an adjustment to additional paid-in capital. The impact of these transactions is summarized as follows (in thousands):

	Three Months Ended June 30, 2012	Six Months Ended June 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2011
Net income (loss) attributable to USPI’s common stockholder	$(11,493)	$7,231	$17,786	$33,507
Transfers to the noncontrolling interests:
Decrease in USPI’s additional paid-in capital for sales of subsidiaries’ equity interests	(464)	(16,528)	(10,124)	(12,448)
Increase (decrease) in USPI’s additional paid-in capital for purchases of subsidiaries’ equity interests	713	610	(483)	(479)

Net transfers to noncontrolling interests	249	(15,918)	(10,607)	(12,927)

Change in equity from net income (loss) attributable to USPI and transfers to noncontrolling interests	$(11,244)	$(8,687)	$7,179	$20,580

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Upon the occurrence of certain fundamental regulatory changes, the Company could be obligated, under the terms of its investees’ partnership and operating agreements, to purchase some or all of the noncontrolling interests related to the Company’s consolidated subsidiaries. These repurchase requirements are limited to the portions of its facilities that are owned by physicians who perform surgery at the Company’s facilities and would be triggered by regulatory changes making the existing ownership structure illegal. While the Company is not aware of events that would make the occurrence of such a change probable, regulatory changes are outside the control of the Company. Accordingly, the noncontrolling interests subject to these repurchase provisions have been classified outside of equity and are carried as “noncontrolling interests—redeemable” on the Company’s consolidated balance sheets. The activity for the three and six months ended June 30, 2012 and 2011 is summarized below (in thousands):

2012 Noncontrolling Interests— Redeemable
Balance, December 31, 2011	$106,668
Net income attributable to noncontrolling interests	15,690
Distributions to noncontrolling interests	(17,151)
Purchases of noncontrolling interests	(349)
Sales of noncontrolling interests	20,186
Acquisition of new business	3,908

Balance, March 31, 2012	128,952
Net income attributable to noncontrolling interests	15,368
Distributions to noncontrolling interests	(16,155)
Purchases of noncontrolling interests	(5,909)
Sales of noncontrolling interests	983
Acquisition of new business	12,387

Balance, June 30, 2012	$135,626

2011 Noncontrolling Interests— Redeemable
Balance, December 31, 2010	$81,668
Net income attributable to noncontrolling interests	14,104
Distributions to noncontrolling interests	(13,939)
Purchases of noncontrolling interests	(145)
Sales of noncontrolling interests	3,187

Balance, March 31, 2011	84,875
Net income attributable to noncontrolling interests	15,041
Distributions to noncontrolling interests	(14,471)
Purchases of noncontrolling interests	(291)
Sales of noncontrolling interests	12,510
Acquisition of new business	984

Balance, June 30, 2011	$98,648

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(5)	Long-term Debt

On April 3, 2012, the Company amended its senior secured credit facility, issued new senior unsecured notes, redeemed all validly tendered outstanding notes pursuant to the previously announced tender offer and consent solicitation, deposited funds with the trustee to redeem the remaining outstanding notes on May 1, 2012, and distributed the stock of its U.K. subsidiary to the company’s Parent’s equity holders.

The amended credit facility provided a new term loan and modified the terms of the Company’s existing term loan. The amended credit facility provided for borrowings up to $958.2 million, consisting of $144.9 million in non-extended term loans maturing in April 2014; $313.3 million in extended term loans maturing in April 2017; $375.0 million in new term loans maturing in April 2019; and $125.0 million under a revolving facility maturing in April 2017. In conjunction with the amendment to the credit facility, the Company repaid $16.0 million that was outstanding on its existing revolver and repaid $45.0 million of its existing term loan. The non-extended, extended and new term loans each require quarterly principal payments of 0.25% of the outstanding balance as of April 3, 2012 with the remaining balances due in 2014 for the non-extended term loans, in 2017 for the extended term loans and in 2019 for the new term loan. No principal payments are required on the revolving credit facility until its maturity in 2017. At June 30, 2012, the Company had $830.1 million outstanding under the amended credit facility at a weighted average interest rate of approximately 5.1%. At June 30, 2012, the Company had $123.4 million available for borrowing under the revolving credit facility, representing the facility’s $125.0 million capacity, net of the $1.6 million of outstanding letters of credit.

Interest rates on the amended credit facility are based on the prime rate or LIBOR plus a margin of 1.00% to 4.75%. Additionally, the Company pays 0.50% per annum on the daily-unused commitment of the new revolving credit facility. The Company also pays a quarterly participation fee of 2.13% per annum related to outstanding letters of credit.

The amended credit facility is guaranteed by USPI Holdings, Inc. and its current and future directly and indirectly wholly-owned domestic subsidiaries, subject to certain exceptions, and borrowings under the credit facility are secured by a first priority security interest in all real and personal property of these subsidiaries, as well as a first priority pledge of USPI’s capital stock, and the capital stock of each of USPI’s wholly owned domestic subsidiaries. Additionally, the credit facility contains various restrictive covenants, including financial covenants that limit the Company’s ability and the ability of the Company’s subsidiaries to borrow money or guarantee other indebtedness, grant liens, make investments, sell assets, pay dividends, enter into sale-leaseback transactions or issue and sell capital stock.

On May 1, 2012, the Company completed the redemption of all of its remaining $240.0 million 8 7/8% senior subordinated notes and $200.0 million 9 1/4%/10% senior subordinated toggle notes, which was funded by the Company’s issuance of $440.0 million 9.0% senior notes due 2020. Interest on the 2020 notes is payable on April 1 and October 1 of each year, and commences on October 1, 2012. The 2020 notes are unsecured senior obligations of the Company; however, the 2020 notes are guaranteed by all of the Company’s current and future directly and indirectly wholly-owned domestic subsidiaries. Additionally, the 2020 notes contain various restrictive covenants, including financial covenants that limit the Company’s ability and the ability of its subsidiaries to borrow money or guarantee other indebtedness, grant liens, make investments, sells assets, pay dividends, enter into sale-leaseback transactions or issue and sell capital stock. At June 30, 2012, the Company had $440.0 million of the 2020 notes outstanding.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(6)	Other Investments

The consolidated financial statements include the financial statements of USPI and its wholly-owned and controlled subsidiaries. The Company also determines if it is the primary beneficiary of (and therefore should consolidate) any entity whose operations it does not control with voting rights. At June 30, 2012, the Company consolidated one entity in accordance with this accounting guidance.

This entity operates and manages seven surgical facilities in the Houston, Texas area. Despite not holding a controlling voting interest, the Company is the primary beneficiary because the Company is able to make the decisions that are most significant to the operations of the entity and has provided all of the funding for the entity, which the entity has used to acquire surgical facilities. The Company is entitled to a majority of the entity’s earnings until the Company has received a specified return on the investment. The Company has no exposure for the entity’s losses beyond this investment. Accordingly, the Company did not provide any financial or other support to the entity that it was not previously contractually required to provide during the six months ended June 30, 2012 or 2011. At June 30, 2012 and 2011, the total assets of this entity were $78.5 million and $79.8 million, and the total liabilities owed to third parties were $17.4 million and $20.6 million, respectively. Such amounts are included in the accompanying consolidated balance sheets.

(7)	Derivatives

The Company does not enter into derivative contracts for speculative purposes but has at times entered into interest rate swaps to fix the rate of interest owed on a portion of its variable rate debt. By using derivative financial instruments to hedge exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. The Company minimizes the credit risk in derivative instruments by entering into transactions with counterparties who maintain a strong credit rating. Market risk is the risk of an adverse effect on the value of a derivative instrument that results from a change in interest rates. This risk essentially represents the risk that variable interest rates decline to a level below the fixed rate the Company has locked in. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

At the inception of the interest rate swap, the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

In order to manage the Company’s interest rate risk related to a portion of its variable-rate U.K. debt, the Company entered into an interest swap effective March 31, 2011 for a notional amount of £18.0 million. The interest rate swap required the Company to pay 1.45% and to receive interest at a variable rate of three-month GBP-LIBOR, and was reset quarterly. No collateral was required under the interest rate swap agreement. As described in Note 1, the Company spun-off its U.K. subsidiary effective April 3, 2012.

In order to manage the Company’s interest rate risk related to a portion of its variable-rate senior secured credit facility, effective July 24, 2008, the Company entered into a three-year interest rate swap agreement for a

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

notional amount of $200.0 million. The interest rate swap required the Company to pay 3.6525% and to receive interest at a variable rate of three-month USD-LIBOR, which was reset quarterly. No collateral was required under the interest rate swap agreement. The swap matured in July 2011.

The proceeds from the swaps were used to settle the Company’s interest obligations on the hedged portion of the variable rate debt, which had the overall outcome of the Company paying and expensing a fixed rate of interest on the hedged debt.

The Company recognizes all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheet. The Company designated the interest rate swaps as cash flow hedges of certain of its variable-rate borrowings. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified to earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivatives representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings and would be classified as interest expense in the Company’s consolidated statements of operations. The Company recorded no expense related to ineffectiveness for the three and six months ended June 30, 2012 or 2011. For the six months ended June 30, 2012, the amount reclassified out of comprehensive income was immaterial. For the three and six months ended June 30, 2011, the Company reclassified $1.7 million and $3.7 million, respectively, out of other comprehensive income to interest expense related to the swaps.

At June 30, 2011, the fair value of the U.K. interest rate swap was approximately $0.2 million (recorded in other current liabilities), with the offset to other comprehensive income. At June 30, 2011 the fair value of the U.S. interest rate swap was approximately $0.5 million (recorded in other current liabilities), with the offset to other comprehensive income. During the three and six months ended June 30, 2011, the amounts, net of taxes, recorded in other comprehensive income related to the interest rate swaps were $0.9 million and $2.2 million, respectively. During the six months ended June 30, 2012, the amount related to the interest rate swap recorded in other comprehensive income was not material.

The estimated fair value of the interest rate swaps was determined using present value models of the contractual payments. Inputs to the models were based on prevailing LIBOR market data and incorporate credit data that measure nonperformance risk. The estimated fair value represents the theoretical exit cost the Company would have to pay to transfer the obligations to a market participant with similar credit risk. The interest rate swap agreements are classified within Level 2 of the valuation hierarchy.

In December 2011, one of the Company’s U.S. subsidiaries loaned its U.K. subsidiary £15.0 million to fund the purchase of a hospital in Sheffield, England. In order to protect the Company against foreign currency fluctuations, in January 2012, the Company entered into a foreign currency contract (contract) with a bank to lock in the receipt of $21.5 million at the loan’s due date of May 31, 2012. This contract qualified for hedge accounting, and therefore the contract is recorded at fair value on the accompanying consolidated balance sheet, with the offset to other comprehensive income (loss). On April 4, 2012, the contract was settled for $0.9 million due to the spin-off of the Company’s U.K. subsidiary.

(8)	Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between market participants to sell the asset or transfer the liability. The Company uses fair value measurements based on quoted prices in active markets for identical assets or liabilities (Level 1),

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

significant other observable inputs (Level 2) or unobservable inputs for assets or liabilities (Level 3), depending on the nature of the item being valued. The estimated fair values may not be representative of actual values that will be realized or settled in the future.

The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, and accounts payable approximate fair value because of the short maturity of these instruments. The fair value of the Company’s interest rate swaps is disclosed in Note 7.

The fair value of the Company’s long-term debt is determined by either (i) estimation of the discounted future cash flows of the debt at rates currently quoted or offered to the Company for similar debt instruments of comparable maturities by its lenders, or (ii) quoted market prices at the reporting date for the traded debt securities. At June 30, 2012, the aggregate carrying amount and estimated fair value of long-term debt were $1.3 billion and $1.4 billion, respectively. At June 30, 2011, the aggregate carrying amount and estimated fair value of long-term debt were $1.0 billion and $1.1 billion, respectively. The fair value of debt is classified within Level 2 of the valuation hierarchy.

At June 30, 2012 and 2011, the Company had approximately $10.0 million and $4.7 million, respectively, of marketable securities, which are held by the Company’s wholly-owned insurance subsidiary. These investments are used in connection with its retained professional and general liability risks and are not available for general corporate purposes. The marketable securities consist of U.S. Treasury and corporate debt, are classified as available-for-sale and are recorded at fair value on the consolidated balance sheet. The fair value of these securities are classified within Level 2 of the valuation hierarchy, and are based on closing market prices of the investments when applicable, or alternatively, valuations utilizing market data and other observable inputs.

(9)	Equity

On April 3, 2012, the Company paid a cash dividend of approximately $314.5 million to its Parent’s equity holders. Also, on April 3, 2012, the Company distributed the stock of its U.K. subsidiary to its Parent’s equity holders.

The Company accounts for equity-based compensation, such as stock options and other stock-based awards to employees and directors, at fair value. The fair value of the compensation is measured at the date of grant and recognized as expense over the recipient’s requisite service period.

The Company’s equity-based compensation consists primarily of stock options and restricted stock granted by parent to certain employees and members of the board of directors. The fair value of stock options was estimated at the date of grant using the Black-Scholes formula based on assumptions derived from historical experience.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Total equity-based compensation, included in the accompanying consolidated statements of operations, classified by line item, is as follows (in thousands):

	Three Months Ended June 30, 2012	Six Months Ended June 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2011
Salaries, benefits and other employee costs	$110	$184	$91	$246
General and administrative expenses	262	460	232	520
Other operating expenses	193	193	—	—

Expense before income tax benefit	565	837	323	766
Income tax benefit	(125)	(162)	(67)	(148)

Total equity-based compensation expense, net of tax	$440	$675	$256	$618

Total equity-based compensation, included in the accompanying consolidated statements of operations, classified by type of award, is as follows (in thousands):

	Three Months Ended June 30, 2012	Six Months Ended June 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2011
Share awards	$149	$298	$268	$599
Stock options	223	346	55	167
Warrants	193	193	—	—

Expense before income tax benefit	565	837	323	766
Income tax benefit	(125)	(162)	(67)	(148)

Total equity-based compensation expense, net of tax	$440	$675	$256	$618

(10)	Related Party Transactions

Included in general and administrative expenses are management fees payable to an affiliate of Welsh Carson, which holds a controlling interest in the Company, in the amount of $0.5 million and $1.0 million in both the three months and six months ended June 30, 2012 and 2011, respectively. Such amounts accrue at an annual rate of $2.0 million. The Company pays $1.0 million in cash per year with the unpaid balance due and payable upon a change in control. At June 30, 2012, the Company had approximately $5.4 million accrued related to such management fee, of which $0.2 million is included in other current liabilities and $5.2 million is included in other long-term liabilities in the accompanying consolidated balance sheet.

(11)	Commitments and Contingencies

As of June 30, 2012, the Company had issued guarantees of the indebtedness and other obligations of its investees to third parties, which could potentially require the Company to make maximum aggregate payments totaling approximately $72.8 million. Of the total, $22.6 million relates to the obligations of consolidated subsidiaries, whose obligations are included in the Company’s consolidated balance sheet and related disclosures, and $41.9 million of the remaining $50.2 million relates to the obligations of unconsolidated affiliated companies, whose obligations are not included in the Company’s consolidated balance sheet and related disclosures. The remaining $8.3 million represents a guarantee of the obligations of four facilities which have been sold. The Company has full recourse to the buyers with respect to these amounts.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

The Company has recorded long-term liabilities totaling approximately $0.5 million related to the guarantees the Company has issued to unconsolidated affiliates on or after January 1, 2003, and has not recorded any liabilities related to guarantees issued prior to that date. Generally, these arrangements (a) consist of guarantees of real estate and equipment financing, (b) are secured by the related property and equipment, (c) require payments by the Company, when the collateral is insufficient, in the event of a default by the investee primarily obligated under the financing, (d) expire as the underlying debt matures at various dates through 2022, and (e) provide no recourse for the Company to recover any amounts from third parties. The Company also has $1.6 million of letters of credit outstanding.

(12)	Subsequent Events

The Company’s management has evaluated subsequent events through August 1, 2012, the date that the consolidated financial statements were available to be issued, and except as described below, concluded there are no material subsequent events.

The Company has entered into letters of intent with various entities regarding possible joint venture, development, or other transactions. These possible joint ventures, developments of new facilities, or other transactions are in various stages of negotiation.

(13)	Condensed Consolidating Financial Statements

The following information is presented as required by the Company’s bond covenants. This information is not routinely prepared for use by management. The operating and investing activities of the separate legal entities included in the consolidated financial statements are fully interdependent and integrated. Accordingly, the operating results of the separate legal entities are not representative of what the operating results would be on a stand-alone basis. Revenues and operating expenses of the separate legal entities include intercompany charges for management and other services.

The 2020 notes are unsecured obligations of the Company; however, the 2020 notes are guaranteed by all of its current and future direct and indirect wholly-owned domestic subsidiaries. USPI, which issued the 2020 notes, does not have independent assets or operations. USPI’s investees in which USPI owns less than 100% are not guarantors of the obligation. The financial positions and results of operations (below, in thousands) of the respective guarantors are based upon the guarantor relationship at the end of the period presented. Consolidation adjustments include purchase accounting entries for investments in which the Company’s ownership percentage in non-participating investees is not high enough to permit the application of pushdown accounting.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Condensed Consolidating Balance Sheets:

As of June 30, 2012	Guarantors	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
ASSETS

Current assets:
Cash and cash equivalents	$34,138	$4,419	$—	$38,557
Accounts receivable, net	—	39,043	—	39,043
Other receivables	17,748	25,096	(28,590)	14,254
Inventories of supplies	723	6,514	—	7,237
Prepaids and other current assets	40,278	1,147	—	41,425

Total current assets	92,887	76,219	(28,590)	140,516
Property and equipment, net	26,260	93,912	488	120,660
Investments in unconsolidated affiliates	875,154	—	(431,496)	443,658
Goodwill and intangible assets, net	946,559	139,732	385,143	1,471,434
Other assets	22,708	684	(609)	22,783

Total assets	$1,963,568	$310,547	$(75,064)	$2,199,051

LIABILITIES AND EQUITY

Liabilities and Equity
Current liabilities:
Accounts payable	$1,060	$10,283	$—	$11,343
Accrued expenses and other	233,880	17,776	(27,921)	223,735
Current portion of long-term debt	8,657	10,449	(1,187)	17,919

Total current liabilities	243,597	38,508	(29,108)	252,997
Long-term debt, less current portion	1,263,065	53,735	(378)	1,316,422
Other long-term liabilities	176,656	4,868	(596)	180,928
Parent’s equity	280,250	189,068	(189,068)	280,250
Noncontrolling interests	—	24,368	144,086	168,454

Total liabilities and equity	$1,963,568	$310,547	$(75,064)	$2,199,051

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

As of December 31, 2011	Guarantors	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
ASSETS

Current assets:
Cash and cash equivalents	$36,198	$5,624	$—	$41,822
Accounts receivable, net	—	58,057	—	58,057
Other receivables	44,627	52,122	(86,250)	10,499
Inventories of supplies	737	9,380	—	10,117
Prepaids and other current assets	32,248	2,585	—	34,833

Total current assets	113,810	127,768	(86,250)	155,328
Property and equipment, net	23,705	211,296	320	235,321
Investments in unconsolidated affiliates	952,116	—	(507,382)	444,734
Goodwill and intangible assets, net	930,186	251,882	354,417	1,536,485
Other assets	88,206	511	(67,087)	21,630

Total assets	$2,108,023	$591,457	$(305,982)	$2,393,498

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$1,789	$26,976	$—	$28,765
Accrued expenses and other	227,790	79,603	(84,408)	222,985
Current portion of long-term debt	5,595	21,193	(1,301)	25,487

Total current liabilities	235,174	127,772	(85,709)	277,237
Long-term debt, less current portion	952,717	91,038	(786)	1,042,969
Other long-term liabilities	187,444	11,618	(309)	198,753
Parent’s equity	732,688	335,461	(335,461)	732,688
Noncontrolling interests	—	25,568	116,283	141,851

Total liabilities and equity	$2,108,023	$591,457	$(305,982)	$2,393,498

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Condensed Consolidating Statements of Operations:

For the Six Months Ended June 30, 2012	Guarantors	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
Revenues	$55,961	$213,574	$(12,120)	$257,415
Equity in earnings of unconsolidated affiliates	70,599	1,956	(28,465)	44,090
Operating expenses, excluding depreciation and amortization	40,853	141,034	(12,029)	169,858
Depreciation and amortization	3,633	7,971	59	11,663

Operating income	82,074	66,525	(28,615)	119,984
Interest expense, net	(36,068)	(2,405)	—	(38,473)
Loss on early retirement of debt	(37,958)	—	—	(37,958)
Other income (expense), net	(779)	(2)	—	(781)

Income from continuing operations before income taxes	7,269	64,118	(28,615)	42,772
Income tax expense	(3,473)	(475)	—	(3,948)

Income from continuing operations	3,796	63,643	(28,615)	38,824
Earnings from discontinued operations, net of tax	3,435	3,212	(3,212)	3,435

Net income	7,231	66,855	(31,827)	42,259
Less: Net income attributable to noncontrolling interests	—	(8,395)	(26,633)	(35,028)

Net income attributable to Parent	$7,231	$58,460	$(58,460)	$7,231

For the Six Months Ended June 30, 2011	Guarantors	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
Revenues	$52,021	$202,084	$(11,564)	$242,541
Equity in earnings of unconsolidated affiliates	65,287	1,706	(28,960)	38,033
Operating expenses, excluding depreciation and amortization	36,433	130,485	(9,816)	157,102
Depreciation and amortization	3,430	7,211	79	10,720

Operating income	77,445	66,094	(30,787)	112,752
Interest expense, net	(30,733)	(2,030)	—	(32,763)
Other income (expense), net	(203)	266	(183)	(120)

Income from continuing operations before income taxes	46,509	64,330	(30,970)	79,869
Income tax expense	(18,208)	(366)	—	(18,574)

Income from continuing operations	28,301	63,964	(30,970)	61,295
Earnings from discontinued operations, net of tax	5,206	5,718	(5,718)	5,206

Net income	33,507	69,682	(36,688)	66,501
Less: Net income attributable to noncontrolling interests	—	(7,534)	(25,460)	(32,994)

Net income attributable to Parent	$33,507	$62,148	$(62,148)	$33,507

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Condensed Consolidating Statements of Comprehensive Income:

For the Six Months Ended June 30, 2012	Guarantors	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
Net income	$7,231	$66,855	$(31,827)	$42,259
Other comprehensive income (loss):
Foreign currency translation adjustments	4,949	4,949	(4,949)	4,949
Unrealized loss on foreign currency contract, net of tax	(560)	—	—	(560)
Unrealized gain on interest rate swap, net of tax	15	15	(15)	15
Reclassification due to spin-off of U.K. subsidiary:
Foreign currency translation adjustments	58,682	58,682	(58,682)	58,682

Total other comprehensive income	63,086	63,646	(63,646)	63,086

Comprehensive income	70,317	130,501	(95,473)	105,345
Comprehensive income attributable to noncontrolling interests	—	(8,395)	(26,633)	(35,028)

Comprehensive income attributable to Parent	$70,317	$122,106	$(122,106)	$70,317

For the Six Months Ended June 30, 2011	Guarantors	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
Net income	$33,507	$69,682	$(36,688)	$66,501
Other comprehensive income:
Foreign currency translation adjustments	10,097	10,097	(10,097)	10,097
Unrealized gain on interest rate swap, net of tax	2,181	130	(130)	2,181

Total other comprehensive income	12,278	10,227	(10,227)	12,278

Comprehensive income	45,785	79,909	(46,915)	78,779
Comprehensive income attributable to noncontrolling interests	—	(7,534)	(25,460)	(32,994)

Comprehensive income attributable to Parent	$45,785	$72,375	$(72,375)	$45,785

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Condensed Consolidating Statements of Cash Flows:

For the Six Months Ended June 30, 2012	Guarantors	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
Cash flows from operating activities:
Net income	$7,231	$66,855	$(31,827)	$42,259
Earnings on discontinued operations	(3,435)	(3,212)	3,212	(3,435)
Loss on early retirement of debt	37,958	—		37,958
Changes in operating and intercompany assets and liabilities and noncash items included in net income	(11,079)	10,387	(770)	(1,462)

Net cash provided by operating activities	30,675	74,030	(29,385)	75,320
Cash flows from investing activities:
Purchases of property and equipment, net	(3,047)	(5,897)	—	(8,944)
Purchases and sales of new businesses and equity interests, net	(23,903)	(225)	—	(24,128)
Other items, net	(3,455)	4,027	(4,309)	(3,737)

Net cash used in investing activities	(30,405)	(2,095)	(4,309)	(36,809)
Cash flows from financing activities:
Long-term borrowings, net	260,489	(3,443)	522	257,568
Purchases and sales of noncontrolling interests, net	3,374	—	—	3,374
Distributions to noncontrolling interests	—	(68,999)	29,161	(39,838)
Payment of common stock dividend	(314,458)	—	—	(314,458)
Increase in cash held on behalf of noncontrolling interest holders and other	771	239	3,787	4,797

Net cash used in financing activities	(49,824)	(72,203)	33,470	(88,557)

Net cash provided by (used in) discontinued operations	47,494	(937)	224	46,781

Net increase (decrease) in cash	(2,060)	(1,205)	—	(3,265)
Cash at the beginning of the period	36,198	5,624	—	41,822

Cash at the end of the period	$34,138	$4,419	$—	$38,557

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

For the Six Months Ended June 30, 2011	Guarantors	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
Cash flows from operating activities:
Net income	$33,507	$69,682	$(36,688)	$66,501
Earnings on discontinued operations	(5,206)	(5,718)	5,718	(5,206)
Changes in operating and intercompany assets and liabilities and noncash items included in net income	1,498	(1,713)	2,425	2,210

Net cash provided by operating activities	29,799	62,251	(28,545)	63,505
Cash flows from investing activities:
Purchases of property and equipment, net	(744)	(3,645)	—	(4,389)
Purchases and sales of new businesses and equity interests, net	(126)	—	—	(126)
Other items, net	600	11,618	(14,157)	(1,939)

Net cash used in investing activities	(270)	7,973	(14,157)	(6,454)
Cash flows from financing activities:
Long-term borrowings, net	(27,631)	(3,429)	2,005	(29,055)
Purchases and sales of noncontrolling interests, net	1,317	—	—	1,317
Distributions to noncontrolling interests	—	(61,139)	28,545	(32,594)
Increase in cash held on behalf of noncontrolling interest holders and other	(5,291)	(534)	12,152	6,327

Net cash used in financing activities	(31,605)	(65,102)	42,702	(54,005)
Net cash provided by (used in) discontinued operations	(3,911)	2,327	—	(1,584)

Net (decrease) increase in cash	(5,987)	7,449	—	1,462
Cash at the beginning of the period	60,186	67	—	60,253

Cash at the end of the period	$54,199	$7,516	$—	$61,715

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended June 30, 2011 and 2010

(With Independent Auditors’ Report Thereon)

REPORT OF INDEPENDENT AUDITORS

To the Board of Managers

Texas Health Ventures Group, L.L.C.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in equity, and of cash flows present fairly, in all material respects, the financial position of Texas Health Ventures Group, L.L.C and Subsidiaries (the “Company”) at June 30, 2011 and 2010, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

October 5, 2011

Dallas, Texas

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—

JUNE 30, 2011 AND 2010

	2011	2010
	(In thousands)
ASSETS

CURRENT ASSETS:
Cash	$1,085	$522
Funds due from United Surgical Partners, Inc.	46,538	43,709
Patient receivables, net of allowance for doubtful accounts of $10,523 and $12,560 at June 30, 2011 and 2010, respectively	57,894	48,468
Supplies	10,531	8,903
Prepaid and other current assets	3,076	2,096

Total current assets	119,124	103,698
PROPERTY AND EQUIPMENT, net (Note 2)	199,922	170,428
OTHER LONG-TERM ASSETS:
Investments in unconsolidated affiliates (Note 4)	2,298	1,871
Goodwill and intangible assets, net (Note 6)	174,036	143,915
Other	575	1,051

Total assets	$495,955	$420,963

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	$17,996	$16,335
Accrued expenses and other	21,187	16,504
Current portion of long-term obligations (Note 7)	16,339	12,887

Total current liabilities	55,522	45,726
LONG-TERM OBLIGATIONS, NET OF CURRENT PORTION (Note 7)	164,747	142,709
OTHER LIABILITIES	14,424	14,540

Total liabilities	234,693	202,975
COMMITMENTS AND CONTINGENCIES (Notes 7, 8, 9 and 10)
NONCONTROLLING INTERESTS—REDEEMABLE	49,251	30,352
EQUITY:
Members’ equity	194,810	172,091
Noncontrolling interests—nonredeemable	17,201	15,545

Total equity	212,011	187,636

Total liabilities and equity	$495,955	$420,963

See accompanying notes to consolidated financial statements.

TEXAS HEALTH VENTURES GROUP, L.L.C AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

(In thousands)

	2011	2010
REVENUES:
Net patient service revenue	$578,825	$478,973
Management and royalty fee income (Note 9)	601	600
Other income	802	517

Total revenues	580,228	480,090

EQUITY IN EARNINGS OF UNCONSOLIDATED AFFILIATES (Note 4)	1,199	1,100

OPERATING EXPENSES:
Salaries, benefits, and other employee costs	127,628	102,498
Medical services and supplies	139,517	120,017
Management and royalty fees (Note 9)	23,785	19,181
Professional fees	4,072	3,348
Other operating expenses	80,658	65,665
Provision for doubtful accounts	15,636	15,283
Depreciation and amortization	24,536	19,635

Total operating expenses	415,832	345,627

Operating income	165,595	135,563
NONOPERATING INCOME (EXPENSES):
Interest expense	(15,998)	(13,680)
Interest income (Note 9)	235	338
Other income (expense), net	(271)	31

Income before income taxes	149,561	122,252
INCOME TAXES	(3,661)	(3,009)

Net income	145,900	119,243
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS—Redeemable	(71,501)	(57,886)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS—Nonredeemable	(4,833)	(4,444)

Net income attributable to the Company	$69,566	$56,913

See accompanying notes to consolidated financial statements.

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

(In thousands)

	Equity				Noncontrolling Interests— Nonredeemable
	Total	USP	BUMC	Total
Balance at June 30, 2009	$209,603	$97,100	$97,491	$194,591	$15,012
Net income	61,357	28,400	28,513	56,913	4,444
Distributions to members	(87,059)	(41,368)	(41,534)	(82,902)	(4,157)
Contributions from members	4,766	2,238	2,247	4,485	281
Purchase of noncontrolling interests	495	(95)	(96)	(191)	686
Sales of noncontrolling interests	(1,526)	(402)	(403)	(805)	(721)

Balance at June 30, 2010	187,636	85,873	86,218	172,091	15,545
Net income	74,399	34,713	34,853	69,566	4,833
Distributions to members	(68,266)	(31,727)	(31,855)	(63,582)	(4,684)
Contributions from members	17,859	8,912	8,947	17,859	—
Purchase of noncontrolling interests	653	(583)	(585)	(1,168)	1,821
Sales of noncontrolling interests	(270)	22	22	44	(314)

Balance at June 30, 2011	$212,011	$97,210	$97,600	$194,810	$17,201

See accompanying notes to consolidated financial statements.

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

(In thousands)

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$145,900	$119,243
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	15,636	15,283
Depreciation and amortization	24,536	19,635
Amortization of debt issue costs	9	5
Equity in earnings of unconsolidated affiliates, net of distributions received	(427)	(183)
Changes in operating assets and liabilities, net of effects from purchases of new businesses:
Patient receivables	(22,931)	(20,815)
Due to/from affiliates, net	—	(3,119)
Supplies, prepaids, and other assets	(2,058)	(835)
Accounts payable and accrued expenses	3,789	2,829

Net cash provided by operating activities	164,454	132,043

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of new businesses and equity interests, net of cash received of $1,862 and $1,506 for 2011 and 2010, respectively	(20,000)	1,506
Purchases of property and equipment	(11,898)	(16,842)
Sales of property and equipment	—	100
Change in deposits and notes receivables	330	43
Change in funds due from United Surgical Partners, Inc.	(2,219)	26,229

Net cash (used in) provided by investing activities	(33,787)	11,036

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	$3,093	$9,988
Payments on long-term obligations	(17,067)	(17,703)
Distributions to noncontrolling interest owners	(70,644)	(61,361)
Purchases of noncontrolling interests	(1,969)	(1,838)
Sales of noncontrolling interests	2,206	2,944
Contributions from members	17,859	—
Distributions to members	(63,582)	(82,902)

Net cash used in financing activities	(130,104)	(150,872)

INCREASE (DECREASE) IN CASH	563	(7,793)
CASH, beginning of period	522	8,315

CASH, end of period	$1,085	$522

SUPPLEMENTAL INFORMATION:
Cash paid for interest	$15,917	$13,397
Cash paid for income taxes	3,143	2,816
Noncash transactions:
Noncash assets contributed by Members (Note 3)	—	4,766
Assets acquired under capital leases	36,271	25,339

See accompanying notes to consolidated financial statements.

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEAR ENDED JUNE 30, 2011 AND 2010

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Texas Health Ventures Group, L.L.C. and subsidiaries (THVG or the Company), a Texas limited liability company, was formed on January 21, 1997, for the primary purpose of developing, acquiring, and operating ambulatory surgery centers and related entities. Prior to June 29, 2008, Baylor Health Services (BHS), a Texas nonprofit corporation that is a controlled affiliate of Baylor Health Care System (BHCS), a Texas nonprofit corporation, owned 50.1% interest in THVG. On June 29, 2008, BHS distributed 49% of its existing 50.1% interest in THVG to Baylor University Medical Center (BUMC), a Texas nonprofit corporation whose sole member is BHCS. THVG is ultimately a subsidiary of BHCS through the combined ownership by BUMC and BHS (collectively referred to herein as Baylor). USP North Texas, Inc. (USP), a Texas corporation and subsidiary of United Surgical Partners International, Inc. (USPI), owns 49.9% of THVG. On June 30, 2009, BHS assigned its 1.1% remaining interest to BUMC. THVG’s fiscal year ends June 30. THVG’s subsidiaries’ fiscal years end December 31; however, the financial information of these subsidiaries included in these consolidated financial statements is as of and for the twelve months ended June 30, 2011 and 2010.

THVG owns equity interests in and operates ambulatory surgery centers, surgical hospitals, and related businesses in the Dallas/Fort Worth, Texas, metropolitan area. At June 30, 2011, THVG operated thirty-two facilities (the Facilities) under management contracts, thirty-one of which are consolidated for financial reporting purposes and one of which is accounted for under the equity method. In addition, THVG holds equity method investments in two partnerships that each own the real estate used by two of the Facilities.

THVG has been funded by capital contributions from its members and by cash distributions from the Facilities. The board of managers, which is controlled by Baylor, initiates requests for capital contributions. The Facilities’ operating agreements provide that cash flows available for distribution will be distributed at least quarterly to THVG and other owners of the Facilities.

THVG’s operating agreement provides that the board of managers determine, on at least a quarterly basis, if THVG should make a cash distribution based on a comparison of THVG’s excess cash on hand versus current and anticipated needs, including, without limitation, needs for operating expenses, debt service, acquisitions, and a reasonable contingency reserve. The terms of THVG’s operating agreement provide that any distributions, whether driven by operating cash flows or by other sources, such as the distribution of noncash assets or distributions in the event THVG liquidates, are to be shared according to each member’s overall ownership level in THVG. Those ownership levels were 50.1% for BUMC and 49.9% for USP as of June 30, 2011 and 2010.

Basis of Accounting

THVG maintains its books and records on the accrual basis of accounting, and the consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated financial statements include the financial statements of THVG and its wholly owned subsidiaries and other entities THVG controls. All significant intercompany balances and transactions have been eliminated in consolidation.

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEAR ENDED JUNE 30, 2011 AND 2010

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of THVG to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

THVG considers all highly liquid instruments with original maturities when purchased of three months or less to be cash equivalents. There were no cash equivalents at June 30, 2011 or 2010.

Patient Receivables

Patient receivables are stated at estimated net realizable value. Significant concentrations of patient receivables at June 30, 2011 and 2010 include:

	2011	2010
Commercial and managed care providers	68%	64%
Government-related programs	12%	18%
Self-pay patients	20%	18%

	100%	100%

Receivables from government-related programs (i.e. Medicare and Medicaid) represent the only concentrated groups of credit risk for THVG and management does not believe that there are any credit risks associated with these receivables. Commercial and managed care receivables consist of receivables from various payors involved in diverse activities and subject to differing economic conditions, and do not represent any concentrated credit risk to THVG. THVG maintains allowances for uncollectible accounts for estimated losses resulting from the payors’ inability to make payments on accounts. THVG assesses the reasonableness of the allowance account based on historic write-offs, the aging of accounts and other current conditions. Furthermore, management continually monitors and adjusts the allowances associated with its receivables. Accounts are written off when collection efforts have been exhausted.

Supplies

Supplies, consisting primarily of pharmaceuticals and supplies inventories, are stated at cost, which approximates market value, and are expensed as used.

Property and Equipment

Property and equipment are initially recorded at cost or, when acquired as part of a business combination, at fair value at the date of acquisition. Depreciation is calculated on the straight line method over the estimated useful lives of the assets. Upon retirement or disposal of assets, the asset and accumulated depreciation accounts are adjusted accordingly, and any gain or loss is reflected in earnings or loss of the respective period. Maintenance costs and repairs are expensed as incurred; significant renewals and betterments are capitalized. Assets held under capital leases are classified as property and equipment and amortized using the straight line method over the shorter of the useful lives or the lease terms, and the related obligations are recorded as debt. Amortization of property and equipment held under capital leases and leasehold improvements is included in depreciation and amortization expense. THVG records operating lease expense on a straight-line basis unless

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEAR ENDED JUNE 30, 2011 AND 2010

another systematic and rational allocation is more representative of the time pattern in which the leased property is physically employed. THVG amortizes leasehold improvements, including amounts funded by landlord incentives or allowances, for which the related deferred rent is amortized as a reduction of lease expense, over the shorter of their economic lives or the lease term.

Investments in Unconsolidated Affiliates

Investments in unconsolidated affiliates in which THVG exerts significant influence, but has less than a controlling ownership, are accounted for under the equity method. THVG exerts significant influence in the operations of its unconsolidated affiliates through representation on the governing bodies of the investees and additionally, with respect to the Facilities, through contracts to manage the operations of the investees.

Intangible Assets and Goodwill

Intangible assets consist of costs in excess of net assets acquired (goodwill), costs associated with the purchase of management service contract rights, and other intangibles. Most of these assets have indefinite lives. Accordingly, these assets are not amortized but are instead tested for impairment annually or more frequently if changing circumstances warrant. The amount by which the carrying amount would exceed fair value identified in a test for impairment would be recorded as an impairment loss in the consolidated statements of income. No such impairment was identified in 2011 or 2010. THVG amortizes intangible assets with definite useful lives over their respective useful lives to the estimated residual values and reviews them for impairment in the same manner as long-lived assets, as discussed below.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset, or related groups of assets, may not be fully recoverable from estimated future cash flows. In the event of impairment, measurement of the amount of impairment may be based on appraisal, fair values of similar assets or estimates of future discounted cash flows resulting from use and ultimate disposition of the asset. No such impairment was identified in 2011 or 2010.

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between market participants to sell the asset or transfer the liability. The Company uses fair value measurements based on quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2) or unobservable inputs (Level 3), depending on the nature of the item being valued. The Company does not have financial assets and liabilities measured at fair value on a recurring basis at June 30, 2011. The carrying amounts of cash, funds due from United Surgical Partners, Inc., accounts receivable, and accounts payable approximate fair value because of the short maturity of these instruments.

The fair value of the Company’s long-term debt is determined by estimation of the discounted future cash flows of the debt at rates currently quoted or offered to a comparable company for similar debt instruments of comparable maturities by its lenders. At June 30, 2011, the aggregate carrying amount and estimated fair value of long-term debt were $43,435,000 and $42,786,000, respectively. At June 30, 2010, the aggregate carrying amount and estimated fair value of long term debt were $41,174,000 and $38,705,000, respectively.

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEAR ENDED JUNE 30, 2011 AND 2010

Revenue Recognition

THVG has agreements with third-party payors that provide for payments to THVG at amounts different from its established rates. Payment arrangements include prospectively-determined rates per discharge, reimbursed costs, discounted charges, and per diem payments. Net patient service revenue is reported at the estimated net realizable amount from patients, third-party payors, and others for services rendered, including estimated contractual adjustments under reimbursement agreements with third party payors. Contractual adjustments are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods as final settlements are determined. These contractual adjustments are related to the Medicare and Medicaid programs, as well as managed care contracts.

Net patient service revenue from the Medicare and Medicaid programs accounted for approximately 14% and 12% of total net patient service revenue in 2011 and 2010, respectively.

Net patient service revenue from managed care contracts accounted for approximately 82% of net patient service revenue in both 2011 and 2010.

Net patient service revenue from private payors accounted for approximately 4% and 6% of total net patient service revenue in 2011 and 2010, respectively.

For facilities licensed as hospitals, federal regulations require the submission of annual cost reports covering medical costs and expenses associated with services provided to program beneficiaries. Medicare and Medicaid cost report settlements are estimated in the period services are provided to beneficiaries.

Laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. As a result, there is a reasonable possibility that recorded estimates with respect to the five THVG facilities licensed as hospitals may change as interpretations are clarified. These initial estimates are revised as needed until final cost reports are settled.

Equity in Earnings of Unconsolidated Affiliates

Equity in earnings of unconsolidated affiliates consists of THVG’s share of the profits and losses generated from its noncontrolling equity investments. Because these operations are central to THVG’s business strategy, equity in earnings of unconsolidated affiliates is classified as a component of operating income in the accompanying consolidated statements of income. THVG has contracts to manage these facilities, which results in THVG having an active role in the operations of these facilities.

Income Taxes

No amounts for federal income taxes have been reflected in the accompanying consolidated financial statements because the federal tax effects of THVG’s activities accrue to the individual members.

The Texas franchise tax applies to all THVG entities for any tax reports filed on or after January 1, 2008 and is reflected in the accompanying consolidated statements of income. Under the revised law, the tax is calculated on a margin base and is therefore reflected in THVG’s consolidated statements of income for the years ended June 30, 2011 and 2010 as income tax expense.

THVG follows the provisions of ASC 740, “Income Taxes”, which prescribes a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEAR ENDED JUNE 30, 2011 AND 2010

As of June 30, 2011 and 2010, THVG had no material gross unrecognized tax benefits. THVG files a partnership income tax return in the U.S. federal jurisdiction and a franchise tax return in the state of Texas. THVG is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2006. THVG has identified Texas as a “major” state taxing jurisdiction. THVG does not expect or anticipate a significant change over the next twelve months in the unrecognized tax benefits.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

Recently Issued Accounting Pronouncements

In July 2011, The Financial Accounting Standards Board (FASB) issued ASU 2011-07, “Health Care Entities (Topic 954): Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Health Care Entities.” This ASU requires certain health care entities to change the presentation of their statement of operations by reclassifying the provision for bad debts associated with patient service revenue from an operating expense to a deduction from patient service revenue (net of contractual allowances and discounts). Additionally, those health care entities are required to provide enhanced disclosure about their policies for recognizing revenue and assessing bad debts. The amendments also require disclosures of patient service revenue (net of contractual allowances and discounts) as well as qualitative and quantitative information about changes in the allowance for doubtful accounts. For public entities, this ASU is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2011, with early adoption permitted. For nonpublic entities, the amendments are effective for the first annual period ending after December 15, 2012, and interim and annual periods thereafter, with early adoption permitted. The amendments to the presentation of the provision for bad debts related to patient service revenue in the statement of operations should be applied retrospectively to all prior periods presented. The disclosures required by the amendments in this Update should be provided for the period of adoption and subsequent reporting periods. THVG has not yet completed the process of evaluating the impact this ASU will have on its financial statements.

In September 2011, the FASB issued ASU 2011-08, “Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment.” This ASU provides an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to the determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, an entity determines that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. This ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early application permitted in an entity’s financial statements that have not yet been issued. THVG plans to adopt this ASU during its fiscal year ending June 30, 2012.

Reclassifications

Certain reclassifications were made to the 2010 financial statements to conform to the 2011 presentation.

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEAR ENDED JUNE 30, 2011 AND 2010

2.	PROPERTY AND EQUIPMENT

At June 30, 2011 and 2010, property and equipment and related accumulated depreciation and amortization consisted of the following (in thousands):

	Estimated Useful Lives	2011	2010
Land	—	$607	$612
Buildings and leasehold improvements	5-25 years	178,370	145,242
Equipment	3-15 years	95,470	80,515
Furniture and fixtures	5-15 years	16,124	12,730
Construction in progress		723	3,441

		291,294	242,540
Less accumulated depreciation and amortization		(91,372)	(72,112)

Net property and equipment		$199,922	$170,428

At June 30, 2011 and 2010, assets recorded under capital lease arrangements included in property and equipment consisted of the following (in thousands):

	2011	2010
Buildings	$131,639	$105,186
Equipment and furniture	14,705	14,773

	146,344	119,959
Less accumulated amortization	(31,955)	(23,893)

Net property and equipment under capital leases	$114,389	$96,066

3.	CAPITAL CONTRIBUTIONS BY MEMBERS

As discussed in Note 1, THVG receives part of its funding through cash and capital contributions from its members. During 2010, THVG received noncash capital contributions consisting primarily of investments in partnerships that operate surgery centers in the Dallas/Fort Worth area. These noncash capital contributions, including THVG’s ownership in the investee, are as follows (in thousands):

Investee	Ownership Percentage	Net Assets Contributed	Effective Date
DeSoto Surgicare Partners, Ltd. (DeSoto)	50.1%	$1,684	December 1, 2009
Physicians Surgical Center of Fort Worth, L.L.P. (FW Physicians)	50.13%	3,082	December 31, 2009

USP previously had a controlling interest in DeSoto and had an equity method investment in FW Physicians through another subsidiary. On the effective dates listed above, USP sold 25.1% interest in Desoto and 25.12% interest in FW Physicians to Baylor. Through the contributions of USP and Baylor, THVG obtained control of DeSoto and FW Physicians, and accounted for the acquisitions as business combinations in accordance with ASC 805. THVG recorded the contributions from Baylor at predecessor basis, as they were common control transactions between a parent and subsidiary. In this transaction, Baylor’s predecessor basis is the same as fair value since the transfer happened at the same time of the business combination for Baylor. THVG recorded the contributions from USP at fair value, based on an appraisal, as USP is a noncontrolling interest holder.

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEAR ENDED JUNE 30, 2011 AND 2010

Concurrent with the contributions, THVG began managing the operations of these facilities. The results of these transactions are included in THVG’s consolidated results of operations from the date of contribution.

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TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEAR ENDED JUNE 30, 2011 AND 2010

The assets acquired and liabilities assumed resulting from the above contributions are summarized as follows (in thousands):

	DeSoto	FW Physicians
Current assets	$649	$1,732
Property and equipment	2,678	2,180
Goodwill—Parent	402	2,547
Goodwill—Noncontrolling interests	—	372
Other noncurrent asset	3	—

Total assets acquired	3,732	6,831
Current liabilities	1,154	1,556
Long-term debt	178	250

Total liabilities assumed	1,332	1,806
Noncontrolling interests	716	1,943

Net assets acquired	$1,684	$3,082

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TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEAR ENDED JUNE 30, 2011 AND 2010

4.	INVESTMENTS IN SUBSIDIARIES AND UNCONSOLIDATED AFFILIATES

THVG’s investments in consolidated subsidiaries and unconsolidated affiliates consisted of the following:

Legal Name	Facility	City	Percentage Owned
			June 30, 2011		June 30, 2010
Consolidated subsidiaries(1):
Bellaire Outpatient Surgery Center, L.L.P.	Bellaire Surgery Center	Fort Worth	50.1%		50.1%
Dallas Surgical Partners, L.L.C.	Baylor Surgicare	Dallas	62.6		62.6
Dallas Surgical Partners, L.L.C.	Texas Surgery Center	Dallas	62.6	(2)	62.6
Dallas Surgical Partners, L.L.C.	Physicians Day Surgery Center	Dallas	62.6	(2)	62.6
Denton Surgicare Partners, Ltd.	Baylor Surgicare at Denton	Denton	50.1		50.1
Frisco Medical Center, L.L.P.	Baylor Medical Center at Frisco	Frisco	50.2		50.3
Garland Surgicare Partners, Ltd.	Baylor Surgicare at Garland	Garland	50.1		50.1
Grapevine Surgicare Partners, Ltd.	Baylor Surgicare at Grapevine	Grapevine	51.1		50.1
Lewisville Surgicare Partners, Ltd.	Baylor Surgicare at Lewisville	Lewisville	51.8		52.4
MSH Partners, L.L.C.	Mary Shiels Hospital	Dallas	31.7		31.7
North Central Surgical Center, L.L.P.	North Central Surgery Center	Dallas	32.2		32.2
North Garland Surgery Center, L.L.P.	North Garland Surgery Center	Garland	52.8		51.6
Rockwall/Heath Surgery Center, L.L.P.	Baylor Surgicare at Heath	Heath	50.4		50.2
Trophy Club Medical Center, L.P.	Trophy Club Medical Center	Fort Worth	50.3		51.2
Valley View Surgicare Partners, Ltd.	Baylor Surgicare at Valley View	Dallas	50.1		50.1
Fort Worth Surgicare Partners, Ltd.	Baylor Surgical Hospital of Fort Worth	Fort Worth	50.1		50.1
Arlington Surgicare Partners, Ltd.	Surgery Center of Arlington	Arlington	50.1		50.1
Rockwall Ambulatory Surgery Center, L.L.P.	Rockwall Surgery Center	Rockwall	50.1		50.1
Baylor Surgicare at Plano, L.L.C.	Baylor Surgicare at Plano	Plano	50.1		50.1
Metroplex Surgicare Partners, Ltd.	Metroplex Surgicare	Bedford	50.1		50.1
Arlington Orthopedic and Spine Hospitals, LLC	Arlington Hospital	Arlington	50.1		50.1
Baylor Surgicare at Granbury, LLC	Granbury Surgical Plaza	Granbury	51.8		51.8
Physicians Center of Fort Worth, L.L.P.	Baylor Surgicare at Fort Worth I & II	Fort Worth	50.8		50.1
DeSoto Surgicare, Ltd.	North Texas Surgery Center	Desoto	52.3		50.1
Baylor Surgicare at Mansfield, L.L.C.	Baylor Surgicare at Mansfield	Mansfield	51.0		51.0
Metrocrest Surgery Center, L.L.C.	Baylor Surgicare at Carrollton	Carrollton	51.0		—
Baylor Surgicare of Duncanville, L.L.C.	Baylor Surgicare at Duncanville	Duncanville	57.8		—
Lone Star Endoscopy Center, L.L.C.	Lone Star Endoscopy	Keller Endo	51.0		—
Tuscan Surgery Center, L.L.C.	Tuscan Surgery Center at Las Colinas	Las Colinas	51.0		—
Baylor Surgicare at Ennis, L.L.C.	Baylor Surgicare at Ennis	Ennis	51.0		—
Baylor Surgicare at Plano Parkway, L.L.C.	Baylor Surgicare at Plano Parkway	Plano	51.0		—
Unconsolidated affiliates:
Denton Surgicare Real Estate, Ltd.	(3)	n/a	49.0		49.0
Irving-Coppell Surgical Hospital, L.L.P.	Irving-Coppell Surgical Hospital	Irving	18.9		18.3
MCSH Real Estate Investors, Ltd.	(3)	n/a	2.0		2.0

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEAR ENDED JUNE 30, 2011 AND 2010

(1)	List excludes holding companies, which are wholly owned by the Company and hold the Company’s investments in the Facilities.
(2)	Merged into Baylor Surgicare.
(3)	These entities are not surgical facilities and do not have ownership in any surgical facilities.

During the fiscal years ended June 30, 2011 and 2010, THVG acquired the equity interests of the following surgery centers:

Legal Name	Purchase Price (In thousands)	Effective Date	Percentage Acquired
Fiscal year ended June 30, 2011
Metrocrest Surery Center, L.P. (Carrollton)	$4,003	July 1, 2010	51%
Baylor Surgicare of Duncanville, LLC (Duncanville)	$626	November 1, 2010	50.1%
Lone Star Endoscopy Center, L.L.C. (Keller Endo)	$7,549	November 1, 2010	51%
Tuscan Surgery at Las Colinas, L.L.C. (Las Colinas)	$3,192	December 1, 2010	51%
Baylor Surgicare at Ennis, L.L.C. (Ennis)	$3,341	January 1, 2011	51%
Baylor Surgicare at Plano Parkway, L.L.C. (Plano Parkway)	$3,151	March 1, 2011	51%
Fiscal year ended June 30, 2010
Baylor Surgicare at Mansfield, LLC (Mansfield)	No consideration	May 1, 2010	51%

Carrollton, Duncanville, Keller Endo, Las Colinas, Ennis, Plano Parkway, and Mansfield like other facilities in which THVG invests, are operated by Baylor and USP through THVG, as described in Note 9.

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TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEAR ENDED JUNE 30, 2011 AND 2010

The following table summarizes the recorded values of the assets acquired and liabilities assumed at the dates of acquisition (in thousands):

	5/1/10 Mansfield	7/1/10 Carrollton	11/1/10 Duncanville	11/1/10 Keller Endo	12/1/10 Las Colinas	1/1/11 Ennis	3/1/11 Plano Parkway
Cash and cash equivalents	$791	$46	$192	$337	$85	$534	$686
Current assets	275	420	469	412	301	893	342
Property and equipment	1,305	722	599	1,627	822	1,792	139
Goodwill—parent	1,705	3,450	317	7,142	2,797	2,865	2,592
Goodwill—noncontrolling interests	1,638	1,968	97	4,253	1,566	1,629	1,537
Long-term assets	—	—	—	—	13	—	—

Total assets acquired	5,714	6,606	1,674	13,771	5,584	7,713	5,296

Current liabilities	2,202	4,106	568	527	409	2,250	71
Long-term liabilities	950	—	13	—	—	—	—
Long-term debt	2,562	—	61	1,044	36	36	—

Total liabilities assumed	5,714	4,106	642	1,571	445	2,286	71

Noncontrolling interest-redeemable	—	2,500	406	4,651	1,947	2,086	2,074

Net assets acquired	$—	$—	$626	$7,549	$3,192	$3,341	$3,151

The acquisitions were accounted for in accordance with ASC 805 and the acquisition method was applied. The acquisitions were recorded at fair value, which resulted in goodwill for the parent and noncontrolling interest holders. Fair values for noncontrolling interest holders are estimated based on market multiples and discounted cash flow models which have been derived from the Company’s experience in acquiring surgical facilities, market participant assumptions and third party valuations it has obtained with respect to such transactions. The inputs used in these models are Level 3 inputs, which under GAAP, are significant unobservable inputs. Inputs into these models include expected revenue growth, expected gross margins and discount factors.

The results of these acquisitions are included in THVG’s consolidated statements of income from the dates of acquisition. Total acquisition costs included in professional fees on THVG’s consolidated statement of income were $575,000 and $175,000 for 2011 and 2010, respectively.

5.	NONCONTROLLING INTERESTS

The Company controls and therefore consolidates the results of 31 of its 32 facilities at June 30, 2011. Similar to its investments in unconsolidated affiliates, the Company regularly engages in the purchase and sale of equity interests with respect to its consolidated subsidiaries that do not result in a change of control. These transactions are accounted for as equity transactions, as they are undertaken among the Company, its consolidated subsidiaries, and noncontrolling interests, and their cash flow effect is classified within financing activities.

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEAR ENDED JUNE 30, 2011 AND 2010

During the fiscal year ended June 30, 2011, the Company purchased and sold equity interests in various consolidated subsidiaries in the amounts of $1,969,000 and $2,206,000, respectively. During the fiscal year ended June 30, 2010, the Company purchased $1,838,000 and $2,944,000, respectively. The basis difference between the Company’s carrying amount and the proceeds received or paid in each transaction is recorded as an adjustment to the Company’s equity. The impact of these transactions is summarized as follows (in thousands):

	Year Ended June 30, 2011	Year Ended June 30, 2010
Net income attributable to the Company	$69,566	$56,913
Net transfers to the noncontrolling interests:
Decrease in the Company’s equity for losses incurred related to sales of subsidiaries’ equity interests	(1,168)	(805)
Increase (decrease) in the Company’s equity for losses incurred related to purchases of subsidiaries’ equity interests	44	(192)

Net transfers to noncontrolling interests	(1,124)	(997)

Change in equity from net income attributable to the Company and net transfers to noncontrolling interests	$68,442	$55,916

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TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEAR ENDED JUNE 30, 2011 AND 2010

As further described in Note 1, upon the occurrence of various fundamental regulatory changes, the Company could be obligated, under the terms of its investees’ partnership and operating agreements, to purchase some or all of the noncontrolling interests related to the Company’s consolidated subsidiaries. As a result, these noncontrolling interests are not included as part of the Company’s equity and are carried as noncontrolling interests-redeemable on the Company’s consolidated balance sheets. The activity in noncontrolling interests-redeemable for the years ended June 30, 2011 and 2010 is summarized below (in thousands):

Balance, June 30, 2009	$24,400
Net income attributable to noncontrolling interests	57,886
Distributions to noncontrolling interests	(57,204)
Purchases of noncontrolling interests	(1,860)
Sales of noncontrolling interests	4,471
Noncontrolling interests attributable to business combinations	2,659

Balance, June 30, 2010	30,352
Net income attributable to noncontrolling interests	71,501
Distributions to noncontrolling interests	(65,960)
Purchases of noncontrolling interests	(2,781)
Sales of noncontrolling interests	2,475
Noncontrolling interests attributable to business combinations	13,664

Balance, June 30, 2011	$49,251

6.	GOODWILL AND INTANGIBLE ASSETS

At June 30, 2011 and 2010, goodwill and intangible assets, net of accumulated amortization, consisted of the following (in thousands):

	2011	2010
Goodwill—parent	$159,820	$140,707
Goodwill—noncontrolling interests	13,014	2,010
Other intangible assets	1,202	1,198

Total	$174,036	$143,915

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TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEAR ENDED JUNE 30, 2011 AND 2010

The following is a summary of changes in the carrying amount of goodwill for the years ended June 30, 2011 and 2010 (in thousands):

	Parent	Noncontrolling Interests
Balance, June 30, 2009	136,119	—
Additions:
Contribution of DeSoto	402	—
Contribution of FW Physicians	2,547	372
Acquisition of Mansfield	1,705	1,638
Other	(66)	—

Balance, June 30, 2010	140,707	2,010
Additions:
Acquisition of Carrollton	3,450	1,968
Acquisition of Duncanville	317	97
Acquisition of Keller Endo	7,142	4,253
Acquisition of Las Colinas	2,797	1,566
Acquisition of Ennis	2,865	1,629
Acquisition of Plano Parkway	2,592	1,537
Other	(50)	(47)

Balance, June 30, 2011	$159,820	$13,014

Goodwill additions resulting from business combinations are recorded and assigned to the parent and noncontrolling interests.

Intangible assets with definite useful lives are amortized over their respective estimated useful lives. The agreements underlying THVG’s management contract assets have no determinable termination date and, consequently, the related intangible assets have indefinite useful lives. The carrying amount of THVG’s management contract was approximately $1,150,000, at both June 30, 2011 and 2010. Goodwill and intangible assets with indefinite useful lives are not amortized but instead are tested for impairment at least annually. No impairment was identified in 2011 or 2010.

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TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEAR ENDED JUNE 30, 2011 AND 2010

7.	LONG-TERM OBLIGATIONS

At June 30, 2011 and 2010, long-term obligations consisted of the following (in thousands):

	2011	2010
Capital lease obligations (Note 8)	$137,651	$114,422
Notes payable to financial institutions	43,435	41,174

Total long-term obligations	181,086	155,596
Less current portion	(16,339)	(12,887)

Long-term obligations, less current portion	$164,747	$142,709

The aggregate maturities of notes payable for each of the five years subsequent to June 30, 2011 and thereafter are as follows (in thousands):

2012	$13,455
2013	8,651
2014	6,623
2015	5,448
2016	6,613
Thereafter	2,645

Total long-term obligations	$43,435

The Facilities have notes payable to financial institutions which mature at various dates through 2031 and accrue interest at fixed and variable rates ranging from 4% to 9%. Each note is collateralized by certain assets of the respective Facility.

Capital lease obligations are collateralized by underlying real estate or equipment and have interest rates ranging from 2% to 13%.

8.	LEASES

The Facilities lease various office equipment, medical equipment, and office space under a number of operating lease agreements, which expire at various times through the year 2030. Such leases do not involve contingent rentals, nor do they contain significant renewal or escalation clauses. Office leases generally require the Facilities to pay all executory costs (such as property taxes, maintenance and insurance).

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEAR ENDED JUNE 30, 2011 AND 2010

Minimum future payments under noncancelable leases with remaining terms in excess of one year as of June 30, 2011 are as follows (in thousands):

	Capital Leases	Operating Leases
Year ending June 30:
2012	$17,636	$14,707
2013	17,434	12,724
2014	16,938	11,667
2015	17,238	11,502
2016	17,225	10,776
Thereafter	213,039	72,254

Total minimum lease payments	299,510	$133,630

Amount representing interest	(161,859)

Total principal payments	$137,651

Total rent expense under operating leases was approximately $18,080,000 and $14,702,000 for the years ended June 30, 2011 and 2010, respectively, and is included in other operating expenses in the accompanying consolidated statements of income.

9.	RELATED-PARTY TRANSACTIONS

THVG operates the Facilities under management and royalty contracts, and THVG in turn is managed by Baylor and USP, resulting in THVG incurring management and royalty fee expense payable to Baylor and USP in amounts equal to the management and royalty fee income THVG receives from the Facilities. THVG’s management and royalty fee income from the facilities it consolidates for financial reporting purposes eliminates in consolidation with the facilities’ expense and therefore is not included in THVG’s consolidated revenues. THVG’s management and royalty fee income from facilities which are not consolidated was approximately $601,000 and $600,000 for the years ended June 30, 2011 and 2010, respectively, and is included in the consolidated revenues of THVG.

The management and royalty fee expense to Baylor and USP was approximately $23,785,000 and $19,181,000 for the years ended June 30, 2011 and 2010, respectively, and is reflected in operating expenses in THVG’s consolidated statements of income. Of the total, 64.3% and 34.0% represent management fees payable to USP and Baylor, respectively, and 1.7% represents royalty fees payable to Baylor.

Under the management and royalty agreements, the Facilities pay THVG an amount ranging from 4.5% to 7% of their net patient service revenue less provision for doubtful accounts annually, subject, in some cases, to an annual cap.

In addition, a subsidiary of USPI frequently pays bills on behalf of THVG and has custody of substantially all of THVG’s excess cash, paying THVG and the Facilities interest income on the net balance at prevailing market rates. Amounts held by USPI on behalf of THVG and the facilities totaled $46,538,000 and $43,709,000 at June 30, 2011 and 2010, respectively. The interest income amounted to $235,000 and $338,000 for the years ended June 30, 2011 and 2010, respectively.

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEAR ENDED JUNE 30, 2011 AND 2010

10.	COMMITMENTS AND CONTINGENCIES

Financial Guarantees

THVG guarantees portions of the indebtedness of its investees to third-parties, which could potentially require THVG to make maximum aggregate payments totaling approximately $12,166,000. Of the total, $8,758,000 relates to the obligations of seven consolidated subsidiaries whose obligations are included in THVG’s consolidated balance sheet and related disclosures, $2,123,000 relates to obligations of three consolidated subsidiaries under operating leases whose obligations are not included in THVG’s consolidated balance sheet and related disclosures and the remaining $1,285,000 relates to the obligations of an unconsolidated affiliated company whose obligations are not included in THVG’s consolidated balance sheet and related disclosures. These arrangements (a) consist of guarantees of real estate and equipment financing, (b) are collateralized by all or a portion of the investees’ assets, (c) require payments by THVG in the event of a default by the investee primarily obligated under the financing, (d) expire as the underlying debt matures at various dates through 2020, or earlier if certain performance targets are met, and (e) provide no recourse for THVG to recover any amounts from third-parties. The fair value of the guarantee liability was not material to the consolidated financial statements and, therefore, no amounts were recorded at June 30, 2011 related to these guarantees. When THVG incurs guarantee obligations that are disproportionately greater than the guarantees provided by the investee’s other owners, THVG charges the investee a fair market value fee based on the value of the contingent liability THVG is assuming.

Litigation and Professional Liability Claims

In their normal course of business, the Facilities are subject to claims and lawsuits relating to patient treatment. THVG believes that its liability for damages resulting from such claims and lawsuits is adequately covered by insurance or is adequately provided for in its consolidated financial statements. USPI, on behalf of THVG and each of the Facilities, maintains professional liability insurance that provides coverage on a claims-made basis of $1,000,000 per incident and $11,000,000 in annual aggregate amount with retroactive provisions upon policy renewal. Certain of THVG’s insurance policies have deductibles and contingent premium arrangements. THVG believes that the expense recorded through June 30, 2011, which was estimated based on historical claims, adequately provides for its exposure under these arrangements. Additionally, from time to time, THVG may be named as a party to other legal claims and proceedings in the ordinary course of business. THVG is not aware of any such claims or proceedings that have more than a remote chance of having a material adverse impact on THVG.

11.	SUBSEQUENT EVENTS

THVG regularly engages in exploratory discussions or enters into letters of intent with various entities regarding possible joint ventures, development, or other transactions. These possible joint ventures, developments of new facilities, or other transactions are in various stages of negotiation.

Effective August 1, 2011, Duncanville merged into DeSoto with DeSoto being the surviving company. In addition, USP sold 25.1% interest in Park Cities Surgery Center, LLC (Park Cities) to Baylor for $1.2 million. Through the contributions of USP and Baylor, THVG obtained control of Park Cities.

THVG has performed an evaluation of subsequent events through October 5, 2011, which is the date the consolidated financials statements were available to be issued.

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended June 30, 2010 and 2009

(With Independent Auditors’ Report Thereon)

REPORT OF INDEPENDENT AUDITORS

To The Board of Managers

Texas Health Ventures Group, L.L.C.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in equity, and of cash flows present fairly, in all material respects, the financial position of Texas Health Ventures Group, L.L.C and Subsidiaries (the “Company”) at June 30, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

December 8, 2010

Dallas, Texas

TEXAS HEALTH VENTURES GROUP, L.L.C AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—

JUNE 30, 2010 AND 2009

	2010	2009
	(In thousands)
ASSETS
CURRENT ASSETS:
Cash	$522	$8,315
Patient receivables, net of allowance for doubtful accounts of $12,560 and $9,097 at June 30, 2010 and 2009, respectively	48,468	41,489
Due from affiliate (Note 9)	43,709	70,370
Supplies	8,903	7,570
Prepaid and other current assets	2,096	2,120

Total current assets	103,698	129,864
PROPERTY AND EQUIPMENT, net (Note 2)	170,428	141,603
OTHER LONG-TERM ASSETS:
Investments in unconsolidated affiliates (Note 4)	1,871	1,687
Goodwill and intangible assets, net (Note 6)	143,915	137,303
Other	1,051	633

Total assets	$420,963	$411,090

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$16,335	$13,063
Accrued expenses and other	16,504	14,316
Due to affiliates (Note 9)	—	3,119
Current portion of long-term obligations (Note 7)	12,887	12,856

Total current liabilities	45,726	43,354
LONG-TERM OBLIGATIONS, NET OF CURRENT PORTION (Note 7)	142,709	120,357
OTHER LIABILITIES	14,540	13,376

Total liabilities	202,975	177,087
NONCONTROLLING INTERESTS—REDEEMABLE	30,352	24,400
COMMITMENTS AND CONTINGENCIES (Notes 7, 8, 9 and 10)
EQUITY:
Members’ equity	172,091	194,591
Noncontrolling interests—nonredeemable	15,545	15,012

Total equity	187,636	209,603

Total liabilities and equity	$420,963	$411,090

See accompanying notes to consolidated financial statements.

TEXAS HEALTH VENTURES GROUP, L.L.C AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

	2010	2009
	(In thousands)
REVENUES:
Net patient service revenue	$478,973	$424,071
Management and royalty fee income (Note 9)	600	588
Other income	517	532

Total revenues	480,090	425,191

EQUITY IN EARNINGS OF UNCONSOLIDATED AFFILIATES (Note 4)	1,100	977

OPERATING EXPENSES:
Salaries, benefits, and other employee costs	102,498	92,664
Medical services and supplies	120,017	98,270
Management and royalty fees (Note 9)	19,181	17,021
Professional fees	3,348	3,880
Other operating expenses	65,665	59,491
Provision for doubtful accounts	15,283	12,420
Depreciation and amortization	19,635	18,898

Total operating expenses	345,627	302,644

Operating income	135,563	123,524
NONOPERATING INCOME (EXPENSES):
Interest expense	(13,680)	(13,251)
Interest income (Note 9)	338	640
Other income (expense), net	31	(252)

Income before income taxes	122,252	110,661
INCOME TAXES	(3,009)	(2,888)

Net income	119,243	107,773
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS—Redeemable	(57,886)	(52,871)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS—Nonredeemable	(4,444)	(3,889)

Net income attributable to the Company	$56,913	$51,013

See accompanying notes to consolidated financial statements.

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

		Members’ Equity				Noncontrolling Interests— Nonredeemable
	Total	USP	BHS	BUMC	Total
	(In thousands)
Balance at June 30, 2008	$174,532	$79,798	$1,760	$78,360	$159,918	$14,614
Net income	54,902	25,434	604	24,975	51,013	3,889
Distributions to members	(19,934)	(8,132)	(222)	(7,986)	(16,340)	(3,594)
Purchase of noncontrolling interests	353	—	—	—	—	353
Sale of noncontrolling interests	(250)	—	—	—	—	(250)
Assign remaining BHS 1.1% interest in THVG to BUMC, effective June 30, 2009	—	—	(2,142)	2,142	—	—

Balance at June 30, 2009	209,603	97,100	—	97,491	194,591	15,012
Net income	61,357	28,400	—	28,513	56,913	4,444
Distributions to members	(87,059)	(41,368)	—	(41,534)	(82,902)	(4,157)
Contributions	4,766	2,238	—	2,247	4,485	281
Purchase of noncontrolling interests	495	(95)	—	(96)	(191)	686
Sales of noncontrolling interests	(1,526)	(402)	—	(403)	(805)	(721)

Balance at June 30, 2010	$187,636	$85,873	$—	$86,218	$172,091	$15,545

See accompanying notes to consolidated financial statements.

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

	2010	2009
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$119,243	$107,773
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	15,283	12,420
Depreciation and amortization	19,635	18,898
Amortization of debt issue costs	5	4
Equity in earnings of unconsolidated affiliates, net of distributions received	(183)	(94)
Changes in operating assets and liabilities, net of effects from purchases of new businesses:
Patient receivables	(20,815)	(7,988)
Due to affiliates, net	(3,119)	(97)
Supplies, prepaids, and other assets	(835)	(437)
Accounts payable and accrued expenses	2,829	(3,829)

Net cash provided by operating activities	132,043	126,650

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of new businesses and equity interests, net of cash received of $1,506 and $1,758 for 2010 and 2009, respectively	1,506	46
Sale of equity interests	—	25
Purchases of property and equipment	(16,842)	(6,611)
Sales of property and equipment	100	45
Change in deposits and notes receivables	43	—
Change in cash management balances with affiliate	26,229	(39,661)

Net cash provided by (used in) investing activities	11,036	(46,156)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	$9,988	$3,534
Payments on long-term obligations	(17,703)	(13,164)
Distributions to noncontrolling interest owners	(61,361)	(53,158)
Purchases of noncontrolling interests	(1,838)	(1,348)
Sales of noncontrolling interests	2,944	4,770
Distributions to members	(82,902)	(16,340)

Net cash used in financing activities	(150,872)	(75,706)

(DECREASE) INCREASE IN CASH	(7,793)	4,788
CASH, beginning of period	8,315	3,527

CASH, end of period	$522	$8,315

SUPPLEMENTAL INFORMATION:
Cash paid for interest	$13,397	$13,441
Cash paid for income taxes	2,816	2,365
Noncash transactions:
Noncash assets contributed by Members (Note 3)	4,766	—
Assets acquired under capital leases	25,339	2,675

See accompanying notes to consolidated financial statements.

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Texas Health Ventures Group, L.L.C. and subsidiaries (THVG or the Company), a Texas limited liability company, was formed on January 21, 1997, for the primary purpose of developing, acquiring, and operating ambulatory surgery centers and related entities. Prior to June 29, 2008, Baylor Health Services (BHS), a Texas nonprofit corporation that is a controlled affiliate of Baylor Health Care System (BHCS), a Texas nonprofit corporation, owned 50.1% interest in THVG. On June 29, 2008, BHS distributed 49% of its existing 50.1% interest in THVG to Baylor University Medical Center (BUMC), a Texas nonprofit corporation whose sole member is BHCS. THVG is ultimately a subsidiary of BHCS through the combined ownership by BUMC and BHS (collectively referred to herein as Baylor). USP North Texas, Inc. (USP), a Texas corporation and subsidiary of United Surgical Partners International, Inc. (USPI), owns 49.9% of THVG. On June 30, 2009, BHS assigned its 1.1% remaining interest to BUMC. THVG’s fiscal year ends June 30. THVG’s subsidiaries’ fiscal years end December 31; however, the financial information of these subsidiaries included in these consolidated financial statements is as of and for the twelve months ended June 30, 2010 and 2009.

THVG owns equity interests in and operates ambulatory surgery centers, surgical hospitals, and related businesses in the Dallas/Fort Worth, Texas, metropolitan area. At June 30, 2010, THVG operated twenty-six facilities (the Facilities) under management contracts, twenty-five of which are consolidated for financial reporting purposes and one of which is accounted for under the equity method. In addition, THVG holds equity method investments in two partnerships that each own the real estate used by two of the Facilities.

THVG has been funded by capital contributions from its members and by cash distributions from the Facilities. The board of managers, which is controlled by Baylor, initiates requests for capital contributions. The Facilities’ operating agreements provide that cash flows available for distribution will be distributed at least quarterly to THVG and other owners of the Facilities.

THVG’s operating agreement provides that the board of managers determine, on at least a quarterly basis, if THVG should make a cash distribution based on a comparison of THVG’s excess cash on hand versus current and anticipated needs, including, without limitation, needs for operating expenses, debt service, acquisitions, and a reasonable contingency reserve. The terms of THVG’s operating agreement provide that any distributions, whether driven by operating cash flows or by other sources, such as the distribution of noncash assets or distributions in the event THVG liquidates, are to be shared according to each member’s overall ownership level in THVG. Those ownership levels were 50.1% for BUMC and 49.9% for USP as of June 30, 2010 and 2009.

Basis of Accounting

THVG maintains its books and records on the accrual basis of accounting, and the consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated financial statements include the financial statements of THVG and its wholly owned subsidiaries and other entities THVG controls. All significant intercompany balances and transactions have been eliminated in consolidation.

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of THVG to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncements

Effective July 1, 2009, THVG adopted Statement of Financial Accounting Standards (SFAS) No. 141 (revised 2007), Business Combinations, (SFAS 141R) and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (SFAS 160). SFAS 141R and SFAS 160 are now included in the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC), Topic 805, Business Combinations and Topic 810, Consolidations, respectively. The ASC is now the source of GAAP recognized by the FASB to be applied to nongovernmental entities.

Under ASC 805, THVG is required to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value at the acquisition date. ASC 805 further requires that acquisition-related costs are to be recognized separately from the acquisition and expensed as incurred. Among other changes, ASC 805 also requires that “negative goodwill” be recognized in earnings as a gain attributable to the acquisition, and any deferred tax benefits resulting from a business combination be recognized in income from continuing operations in the period of the combination.

ASC 810 now requires THVG to clearly identify and present ownership interests in subsidiaries held by parties other than THVG in the consolidated financial statements within the equity section but separate from THVG’s equity, except as noted below. It also requires the amounts of consolidated net income attributable to THVG and the noncontrolling interests to be clearly identified and presented on the face of the consolidated statement of operations; changes in ownership interests to be accounted for as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary to be measured at fair value. The implementation of ASC 810 also results in the cash flow impact of certain transactions with noncontrolling interests being classified within financing activities, consistent with the view that under ASC 810 transactions between THVG (or its subsidiaries) and noncontrolling interests are considered to be equity transactions. These changes are summarized in the table below, along with the cash flow classifications of several similar types of transactions that did not change as a result of ASC 810:

	Before ASC 810	ASC 810
Changes in Cash Flow Classification:
Distributions of earnings paid to noncontrolling interests	Operating	Financing
Acquisitions or sales of equity interests in consolidated subsidiaries, no change of control	Investing	Financing
No Change in Cash Flow Classification:
Distributions of earnings received from unconsolidated affiliates	Operating	Operating
Returns of capital paid to noncontrolling interests	Financing	Financing
Returns of capital received from unconsolidated affiliates	Investing	Investing
Sales of equity interests in consolidated subsidiaries resulting in a change of control	Investing	Investing
Acquisitions or sales of equity interests in unconsolidated affiliates, no change of control	Investing	Investing
Acquisitions of equity interests in unconsolidated affiliates, resulting in change of control	Investing	Investing
Business combinations with no previous ownership by THVG	Investing	Investing

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

As summarized below, THVG has retrospectively applied the classification requirements as required by ASC 810 to all periods presented. The effect of these changes on previously reported consolidated financial statements is as follows (in thousands):

June 30, 2009
Consolidated Balance Sheet
Total equity as previously reported	$194,591
Reclassification of nonredeemable noncontrolling interests to equity as required by ASC 810	15,012

Total equity as adjusted for ASC 810	$209,603

Consolidated Statement of Cash Flows
Net cash provided by operating activities as previously recorded	$73,765
Reclassification of distributions to noncontrolling interests to financing activities	52,885

Net cash provided by operating activities as adjusted for ASC 810	$126,650

Net cash used in investing activities as previously reported	$(42,734)
Reclassification of purchases and sales of noncontrolling interests to financing activities	(3,422)

Net cash used in investing activities as adjusted for ASC 810	$(46,156)

Net cash used in financing activities as previously reported	$(26,244)
Reclassifications of distributions to noncontrolling from interests from operating activities	(52,885)
Reclassifications of purchases and sales of noncontrolling interests from investing activities	3,423

Net cash used in financing activities as adjusted for ASC 810	$(75,706)

Upon the occurrence of various fundamental regulatory changes, THVG could be obligated, under the terms of its investees’ partnership and operating agreements, to purchase some or all of the noncontrolling interests related to THVG’s consolidated subsidiaries. These repurchase requirements are limited to the portions of its facilities that are owned by physicians who perform surgery at THVG’s facilities and would be triggered by regulatory changes making the existing ownership structure illegal. While THVG is not aware of events that would make the occurrence of such a change probable, regulatory changes are outside the control of THVG. Accordingly, the noncontrolling interests subject to these repurchase provisions, and the income attributable to those interests, have been classified in the mezzanine, outside of equity, on THVG’s consolidated balance sheets.

The implementation of ASC 810 also had a significant impact on THVG’s statement of income format. Whereas in prior periods THVG’s consolidated statement of income listed “minority interests in the income of consolidated subsidiaries” above the “income tax expense” line item, that order is reversed under ASC 810, which requires that minority interests (now called “net income attributable to noncontrolling interests”) be listed below income tax expense. This change has no effect on the computation or amounts of THVG’s tax expense or payments.

Cash Equivalents

For purposes of the consolidated financial statements, THVG considers all highly liquid instruments with original maturities when purchased of three months or less to be cash equivalents. There were no cash equivalents at June 30, 2010 or 2009.

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

Patient Receivables

Patient receivables are stated at estimated net realizable value. Significant concentrations of patient receivables at June 30, 2010 and 2009 include:

	2010	2009
Commercial and managed care providers	64%	65%
Government-related programs	18%	16%
Self-pay patients	18%	19%

	100%	100%

Receivables from government-related programs (i.e. Medicare and Medicaid) represent the only concentrated groups of credit risk for THVG and management does not believe that there are any credit risks associated with these receivables. Commercial and managed care receivables consist of receivables from various payors involved in diverse activities and subject to differing economic conditions, and do not represent any concentrated credit risk to THVG. THVG maintains allowances for uncollectible accounts for estimated losses resulting from the payors’ inability to make payments on accounts. THVG assesses the reasonableness of the allowance account based on historic write-offs, the aging of accounts and other current conditions. Furthermore, management continually monitors and adjusts the allowances associated with its receivables. Accounts are written off when collection efforts have been exhausted.

Supplies

Supplies, consisting primarily of pharmaceuticals and supplies inventories, are stated at cost, which approximates market value, and are expensed as used.

Property and Equipment

Property and equipment are initially recorded at cost or, when acquired as part of a business combination, at fair value at the date of acquisition. Depreciation is calculated on the straight line method over the estimated useful lives of the assets. Upon retirement or disposal of assets, the asset and accumulated depreciation accounts are adjusted accordingly, and any gain or loss is reflected in earnings or loss of the respective period. Maintenance costs and repairs are expensed as incurred; significant renewals and betterments are capitalized. Assets held under capital leases are classified as property and equipment and amortized using the straight line method over the shorter of the useful lives or the lease terms, and the related obligations are recorded as debt. Amortization of property and equipment held under capital leases and leasehold improvements is included in depreciation and amortization expense. THVG records operating lease expense on a straight-line basis unless another systematic and rational allocation is more representative of the time pattern in which the leased property is physically employed. THVG amortizes leasehold improvements, including amounts funded by landlord incentives or allowances, for which the related deferred rent is amortized as a reduction of lease expense, over the shorter of their economic lives or the lease term.

Investments in Unconsolidated Affiliates

Investments in unconsolidated affiliates in which THVG exerts significant influence, but has less than a controlling ownership, are accounted for under the equity method. THVG exerts significant influence in the operations of its unconsolidated affiliates through representation on the governing bodies of the investees and additionally, with respect to the Facilities, through contracts to manage the operations of the investees.

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

Intangible Assets and Goodwill

Intangible assets consist of costs in excess of net assets acquired (goodwill), costs associated with the purchase of management service contract rights, and other intangibles. Most of these assets have indefinite lives. Accordingly, these assets are not amortized but are instead tested for impairment annually or more frequently if changing circumstances warrant. The amount by which the carrying amount would exceed fair value identified in a test for impairment would be recorded as an impairment loss in the consolidated statements of income. No such impairment was identified in 2010 or 2009. THVG amortizes intangible assets with definite useful lives over their respective useful lives to the estimated residual values and reviews them for impairment in the same manner as long-lived assets, as discussed below.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset, or related groups of assets, may not be fully recoverable from estimated future cash flows. In the event of impairment, measurement of the amount of impairment may be based on appraisal, fair values of similar assets or estimates of future discounted cash flows resulting from use and ultimate disposition of the asset. No such impairment was identified in 2010 or 2009.

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between market participants to sell the asset or transfer the liability. The Company uses fair value measurements based on quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2) or unobservable inputs (Level 3), depending on the nature of the item being valued. The Company does not have financial assets and liabilities measured at fair value on a recurring basis at June 30, 2010. The carrying amounts of cash, accounts receivable, and accounts payable approximate fair value because of the short maturity of these instruments.

The fair value of the Company’s long-term debt is determined by estimation of the discounted future cash flows of the debt at rates currently quoted or offered to a comparable company for similar debt instruments of comparable maturities by its lenders. At June 30, 2010, the aggregate carrying amount and estimated fair value of long-term debt were $41,174,000 and $38,705,000, respectively. At June 30, 2009, the aggregate carrying amount and estimated fair value of long-term debt were approximately $41,500,000 and $40,900,000, respectively.

Revenue Recognition

THVG has agreements with third-party payors that provide for payments to THVG at amounts different from its established rates. Payment arrangements include prospectively-determined rates per discharge, reimbursed costs, discounted charges, and per diem payments. Net patient service revenue is reported at the estimated net realizable amount from patients, third-party payors, and others for services rendered, including estimated contractual adjustments under reimbursement agreements with third-party payors. Contractual adjustments are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods as final settlements are determined. These contractual adjustments are related to the Medicare and Medicaid programs, as well as managed care contracts.

Net patient service revenue from the Medicare and Medicaid programs accounted for approximately 12% and 9% of total net patient service revenue in 2010 and 2009, respectively.

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

Net patient service revenue from managed care contracts accounted for approximately 82% and 89% of net patient service revenue in 2010 and 2009, respectively.

Net patient service revenue from private payors accounted for approximately 6% and 2% of total net patient service revenue in 2010 and 2009, respectively.

For facilities licensed as hospitals, federal regulations require the submission of annual cost reports covering medical costs and expenses associated with services provided to program beneficiaries. Medicare and Medicaid cost report settlements are estimated in the period services are provided to beneficiaries.

Laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. As a result, there is a reasonable possibility that recorded estimates with respect to the five THVG facilities licensed as hospitals may change as interpretations are clarified. These initial estimates are revised as needed until final cost reports are settled.

Equity in Earnings of Unconsolidated Affiliates

Equity in earnings of unconsolidated affiliates consists of THVG’s share of the profits and losses generated from its noncontrolling equity investments. Because these operations are central to THVG’s business strategy, equity in earnings of unconsolidated affiliates is classified as a component of operating income in the accompanying consolidated statements of income. THVG has contracts to manage these facilities, which results in THVG having an active role in the operations of these facilities.

Income Taxes

No amounts for federal income taxes have been reflected in the accompanying consolidated financial statements because the federal tax effects of THVG’s activities accrue to the individual members.

The Texas franchise tax applies to all THVG entities for any tax reports filed on or after January 1, 2008 and is reflected in the accompanying consolidated statements of income. Under the revised law, the tax is calculated on a margin base and is therefore reflected in THVG’s consolidated statements of income for the years ended June 30, 2010 and 2009 as income tax expense.

THVG follows the provisions of ASC 740, “Income Taxes”, which prescribes a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The impact on THVG’s financial statements resulting from the adoption of new provisions within ASC 740 on July 1, 2007 was not material.

As of June 30, 2010 and 2009, THVG had no gross unrecognized tax benefits. THVG files a partnership income tax return in the U.S. federal jurisdiction and a franchise tax return in the state of Texas. THVG is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2006. THVG has identified Texas as a “major” state taxing jurisdiction. THVG does not expect or anticipate a significant change over the next twelve months in the unrecognized tax benefits.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

2.	PROPERTY AND EQUIPMENT

At June 30, 2010 and 2009, property and equipment and related accumulated depreciation and amortization consisted of the following (in thousands):

	Estimated Useful Lives	2010	2009
Land	—	$612	$—
Buildings and leasehold improvements	5-25 years	145,242	114,414
Equipment	3-15 years	80,515	70,405
Furniture and fixtures	5-15 years	12,730	10,190
Construction in progress		3,441	1,536

		242,540	196,545
Less accumulated depreciation and amortization		(72,112)	(54,942)

Net property and equipment		$170,428	$141,603

At June 30, 2010 and 2009, assets recorded under capital lease arrangements included in property and equipment consisted of the following (in thousands):

	2010	2009
Buildings	$105,186	$81,271
Equipment and furniture	14,773	16,591

	119,959	97,862
Less accumulated amortization	(23,893)	(20,584)

Net property and equipment under capital leases	$96,066	$77,278

3.	CAPITAL CONTRIBUTIONS BY MEMBERS

As discussed in Note 1, THVG receives part of its funding through cash and capital contributions from its members. During 2010, THVG received noncash capital contributions consisting primarily of investments in partnerships that operate surgery centers in the Dallas/Fort Worth area. These noncash capital contributions, including THVG’s ownership in the investee, are as follows (in thousands):

Investee	Ownership Percentage	Net Assets Contributed	Effective Date
DeSoto Surgicare Partners, Ltd. (DeSoto)	50.1%	$1,684	December 1, 2009
Physicians Surgical Center of Fort Worth, L.L.P. (FW Physicians)	50.13%	3,082	December 31, 2009

USP previously had a controlling interest in DeSoto and had an equity method investment (ASC 323) in FW Physicians through another subsidiary. On the effective dates listed above, USP sold 25.1% interest in DeSoto and 25.12% interest in FW Physicians to Baylor. Through the contributions of USP and Baylor, THVG obtained control of DeSoto and FW Physicians, and accounted for the acquisitions as business combinations in accordance with ASC 805. THVG recorded the contributions from Baylor at predecessor basis, as they were common control transactions between a parent and subsidiary. In this transaction, Baylor’s predecessor basis is the same as fair value since the transfer happened at the same time of the business combination for Baylor. THVG recorded the contributions from USP at fair value, based on an appraisal, as USP is a noncontrolling interest holder.

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

Concurrent with the contributions, THVG began managing the operations of these facilities. The results of these transactions are included in THVG’s consolidated results of operations from the date of contribution.

The assets acquired and liabilities assumed resulting from the above contributions are summarized as follows (in thousands):

	DeSoto	FW Physicians
Current assets	$649	$1,732
Property and equipment	2,678	2,180
Goodwill—Parent	402	2,547
Goodwill—Noncontrolling interests	—	372
Other noncurrent asset	3	—

Total assets acquired	3,732	6,831
Current liabilities	1,154	1,556
Long-term debt	178	250

Total liabilities assumed	1,332	1,806
Noncontrolling interests	716	1,943

Net assets acquired	$1,684	$3,082

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

4.	INVESTMENTS IN SUBSIDIARIES AND UNCONSOLIDATED AFFILIATES

THVG’s investments in consolidated subsidiaries and unconsolidated affiliates consisted of the following:

			Percentage Owned
Legal Name	Facility	City	June 30, 2010	June 30, 2009
Consolidated subsidiaries(1):
Bellaire Outpatient Surgery Center, L.L.P.	Bellaire Surgery Center	Fort Worth	50.1%	50.1%
Dallas Surgical Partners, L.L.C.	Baylor Surgicare	Dallas	62.6	62.6
Dallas Surgical Partners, L.L.C.	Texas Surgery Center	Dallas	62.6	62.6
Dallas Surgical Partners, L.L.C.	Physicians Day Surgery Center	Dallas	62.6	62.6
Denton Surgicare Partners, Ltd.	Baylor Surgicare at Denton	Denton	50.1	50.1
Frisco Medical Center, L.L.P.	Baylor Medical Center at Frisco	Frisco	50.3	50.1
Garland Surgicare Partners, Ltd.	Baylor Surgicare at Garland	Garland	50.1	50.1
Grapevine Surgicare Partners, Ltd.	Baylor Surgicare at Grapevine	Grapevine	50.1	50.3
Lewisville Surgicare Partners, Ltd.	Baylor Surgicare at Lewisville	Lewisville	52.4	53.1
MSH Partners, L.L.C.	Mary Shiels Hospital	Dallas	31.7	42.4
North Central Surgical Center, L.L.P.	North Central Surgery Center	Dallas	32.2	32.2
North Garland Surgery Center, L.L.P.	North Garland Surgery Center	Garland	51.6	52.4
Rockwall/Heath Surgery Center, L.L.P.	Baylor Surgicare at Heath	Heath	50.2	50.1
Trophy Club Medical Center, L.P.	Trophy Club Medical Center	Fort Worth	51.2	52.5
Valley View Surgicare Partners, Ltd.	Baylor Surgicare at Valley View	Dallas	50.1	50.1
Fort Worth Surgicare Partners, Ltd.	Baylor Surgical Hospital of Fort Worth	Fort Worth	50.1	50.2
Arlington Surgicare Partners, Ltd.	Surgery Center of Arlington	Arlington	50.1	50.1
Rockwall Ambulatory Surgery Center, L.L.P.	Rockwall Surgery Center	Rockwall	50.1	50.1
Baylor Surgicare at Plano, L.L.C.	Baylor Surgicare at Plano	Plano	50.1	50.1
Metroplex Surgicare Partners, Ltd.	Metroplex Surgicare	Bedford	50.1	50.1
Arlington Orthopedic and Spine Hospitals, LLC	Arlington Hospital	Arlington	50.1	50.1
Baylor Surgicare at Granbury, LLC	Granbury Surgical Plaza	Granbury	51.8	50.6
Physicians Center of Fort Worth, L.L.P.	Baylor Surgicare at Fort Worth I & II	Fort Worth	50.1	—
DeSoto Surgicare, Ltd.	North Texas Surgery Center	Desoto	50.1	—
Baylor Surgicare at Mansfield, L.L.C.	Baylor Surgicare at Mansfield	Mansfield	51.0	—
Unconsolidated affiliates:
Denton Surgicare Real Estate, Ltd.	(2)	n/a	49.0	49.0
Irving-Coppell Surgical Hospital, L.L.P.	Irving-Coppell Surgical Hospital	Irving	18.3	8.3
MCSH Real Estate Investors, Ltd.	(2)	n/a	2.0	2.0

(1)	List excludes holding companies, which are wholly owned by the Company and hold the Company’s investments in the Facilities.
(2)	These entities are not surgical facilities and do not have ownership in any surgical facilities.

Effective February 1, 2009, THVG acquired 50.63 membership units, a 50.63% equity interest, in Granbury Surgical Plaza (Granbury), for a purchase price of $805,000. Granbury, like the other facilities in which THVG invests, is operated by Baylor and USP through THVG, as described in Note 9.

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

Effective May 1, 2010, THVG assumed ownership of 51 membership units, a 51% equity interest, in Baylor Surgicare at Mansfield (Mansfield), for no consideration. Mansfield, like other facilities in which TVHG invests, is operated by Baylor and USP through THVG, as described in Note 9.

The following table summarizes the recorded values of the assets acquired and liabilities assumed at the dates of acquisition (in thousands):

	2010 Mansfield	2009 Granbury Surgical Plaza
Current assets	$1,066	$2,454
Property and equipment	1,305	2,847
Goodwill—parent	1,705	3,916
Goodwill—noncontrolling interests	1,638	—
Long-term assets	—	14

Total assets acquired	5,714	9,231

Current liabilities	2,202	882
Long-term liabilities	950	1,776
Long-term debt	2,562	5,768

Total liabilities assumed	5,714	8,426

Net assets acquired	$—	$805

The acquisition of Mansfield was accounted for in accordance with ASC 805 and the acquisition method was applied. The acquisition was recorded at fair value, which resulted in goodwill for the parent and noncontrolling interest holders. Fair values for noncontrolling interest holders are estimated based on market multiples and discounted cash flow models which have been derived from the Company’s experience in acquiring surgical facilities, market participant assumptions and third-party valuations it has obtained with respect to such transactions. The inputs used in these models are Level 3 inputs, which under GAAP, are significant unobservable inputs. Inputs into these models include expected revenue growth, expected gross margins and discount factors.

The acquisition of Granbury was accounted for using the purchase method of accounting and accordingly, the purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition.

The results of these acquisitions are included in THVG’s consolidated statements of income from the date of acquisition. Total acquisition costs included in professional fees on THVG’s consolidated statement of income for 2010 was $175,000.

5.	NONCONTROLLING INTERESTS

The Company controls and therefore consolidates the results of 25 of its 26 facilities. Similar to its investments in unconsolidated affiliates, the Company regularly engages in the purchase and sale of equity interests with respect to its consolidated subsidiaries that do not result in a change of control. These transactions are accounted for as equity transactions, as they are undertaken among the Company, its consolidated subsidiaries, and noncontrolling interests, and their cash flow effect is classified within financing activities.

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

During the fiscal year ended June 30, 2010, the Company purchased and sold equity interests in various consolidated subsidiaries in the amounts of $1,838,000 and $2,944,000, respectively. The basis difference between the Company’s carrying amount and the proceeds received or paid in each transaction is recorded as an adjustment to the Company’s equity. The impact of these transactions is summarized as follows (in thousands):

Year Ended June 30, 2010
Net income attributable to the Company	$56,913
Transfers to the noncontrolling interests:
Decrease in the Company’s equity for losses incurred related to sales of subsidiaries’ equity interests	(805)
Decrease in the Company’s equity for losses incurred related to purchases of subsidiaries’ equity interests	(192)

Net transfers to noncontrolling interests	(997)

Change in equity from net income attributable to the Company and transfers to noncontrolling interests	$55,916

As further described in Note 1, upon the occurrence of various fundamental regulatory changes, the Company could be obligated, under the terms of its investees’ partnership and operating agreements, to purchase some or all of the noncontrolling interests related to the Company’s consolidated subsidiaries. As a result, these noncontrolling interests are not included as part of the Company’s equity and are carried as noncontrolling interests-redeemable on the Company’s consolidated balance sheets. The activity for the years ended June 30, 2010 and 2009 is summarized below (in thousands):

Balance, June 30, 2008	$15,296
Net income attributable to noncontrolling interests	52,870
Distributions to noncontrolling interests	(49,564)
Purchases of noncontrolling interests	(1,701)
Sales of noncontrolling interests	4,990
Noncontrolling interests attributable to business combinations	2,509

Balance, June 30, 2009	24,400

Net income attributable to noncontrolling interests	57,886
Distributions to noncontrolling interests	(57,204)
Purchases of noncontrolling interests	(1,860)
Sales of noncontrolling interests	4,471
Noncontrolling interests attributable to business combinations	2,659

Balance, June 30, 2010	$30,352

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

6.	GOODWILL AND INTANGIBLE ASSETS

At June 30, 2010 and 2009, goodwill and intangible assets, net of accumulated amortization, consisted of the following (in thousands):

	2010	2009
Goodwill—parent	$140,707	$136,119
Goodwill—noncontrolling interests	2,010	—
Other intangible assets	1,198	1,184

Total	$143,915	$137,303

The following is a summary of changes in the carrying amount of goodwill for the years ended June 30, 2010 and 2009 (in thousands):

	Parent	Noncontrolling Interests
Balance, June 30, 2008	$130,137	$—
Additions:
Acquisition of Granbury	3,916	—
Purchase of additional interests in USPD	1,121	—
Additional contribution from BHS for the Metroplex acquisition	107	—
Other	838	—

Balance, June 30, 2009	136,119	—
Additions:
Contribution of DeSoto	402	—
Contribution of FW Physicians	2,547	372
Acquisition of Mansfield	1,705	1,638
Other	(66)	—

Balance, June 30, 2010	$140,707	$2,010

As described in Note 1, with the adoption of ASC 805 and ASC 810 effective July 1, 2009, goodwill additions resulting from business combinations are recorded and assigned to the parent and noncontrolling interests.

Intangible assets with definite useful lives are amortized over their respective estimated useful lives. THVG records interest expense related to debt issuance costs on a straight-line basis over the term of the debt obligation, which approximates the effective interest method. The agreements underlying THVG’s management contract assets have no determinable termination date and, consequently, the related intangible assets have indefinite useful lives. Goodwill and intangible assets with indefinite useful lives are not amortized but instead are tested for impairment at least annually. No impairment was identified in 2010 or 2009.

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

The following is a summary of other intangible assets at June 30, 2010 and 2009 (in thousands):

	June 30, 2010
	Gross Carrying Amount	Accumulated Amortization	Total
Definite useful lives:
Debt issue costs	$104	$(55)	$49
Indefinite useful lives:
Management contracts	1,149	—	1,149

Total intangible assets	$1,253	$(55)	$1,198

	June 30, 2009
	Gross Carrying Amount	Accumulated Amortization	Total
Definite useful lives:
Debt issue costs	$84	$(50)	$34
Indefinite useful lives:
Management contracts	1,150	—	1,150

Total intangible assets	$1,234	$(50)	$1,184

Amortization of debt issue costs in the amount of approximately $5,000 and $4,000 are included in interest expense for the years ended June 30, 2010 and 2009, respectively.

7.	LONG-TERM OBLIGATIONS

At June 30, 2010 and 2009, long-term obligations consisted of the following (in thousands):

	2010	2009
Capital lease obligations (Note 8)	$114,422	$91,679
Notes payable to financial institutions	41,174	41,534

Total long-term obligations	155,596	133,213
Less current portion	(12,887)	(12,856)

Long-term obligations, less current portion	$142,709	$120,357

The aggregate maturities of notes payable for each of the five years subsequent to June 30, 2010 and thereafter are as follows (in thousands):

2011	$9,750
2012	9,810
2013	7,062
2014	5,219
2015	3,279
Thereafter	6,054

Total long-term obligations	$41,174

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

The Facilities have notes payable to financial institutions which mature at various dates through 2016 and accrue interest at fixed and variable rates ranging from 3% to 9%. Each note is collateralized by certain assets of the respective Facility.

Capital lease obligations are collateralized by underlying real estate or equipment and have interest rates ranging from 2% to 13.9%.

8.	LEASES

The Facilities lease various office equipment, medical equipment, and office space under a number of operating lease agreements, which expire at various times through the year 2030. Such leases do not involve contingent rentals, nor do they contain significant renewal or escalation clauses. Office leases generally require the Facilities to pay all executory costs (such as property taxes, maintenance and insurance).

Minimum future payments under noncancelable leases with remaining terms in excess of one year as of June 30, 2010 are as follows (in thousands):

	Capital Leases	Operating Leases
Year ending June 30:
2011	$15,276	$12,992
2012	14,936	12,649
2013	14,536	11,060
2014	14,192	10,377
2015	14,506	10,435
Thereafter	180,738	78,524

Total minimum lease payments	254,184	$136,037

Amount representing interest	(139,760)

Total principal payments	$114,424

Total rent expense under operating leases was approximately $14,702,000 and $13,149,000 for the years ended June 30, 2010 and 2009, respectively, and is included in other operating expenses in the accompanying consolidated statements of income.

9.	RELATED-PARTY TRANSACTIONS

THVG operates the Facilities under management and royalty contracts, and THVG in turn is managed by Baylor and USP, resulting in THVG incurring management and royalty fee expense payable to Baylor and USP in amounts equal to the management and royalty fee income THVG receives from the Facilities. THVG’s management and royalty fee income from the facilities it consolidates for financial reporting purposes eliminates in consolidation with the facilities’ expense and therefore is not included in THVG’s consolidated revenues. THVG’s management and royalty fee income from facilities which are not consolidated was approximately $600,000 and $588,000 for the years ended June 30, 2010 and 2009, respectively, and is included in the consolidated revenues of THVG.

The management and royalty fee expense to Baylor and USP was approximately $19,181,000 and $17,021,000 for the years ended June 30, 2010 and 2009, respectively, and is reflected in operating expenses in

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

THVG’s consolidated statements of income. Of the total, 64.3% and 34.0% represent management fees payable to USP and Baylor, respectively, and 1.7% represents royalty fees payable to Baylor.

Under the management and royalty agreements, the Facilities pay THVG an amount ranging from 4.5% to 7% of their net patient service revenue less provision for doubtful accounts annually, subject, in some cases, to an annual cap. Management and royalty fees and other reimbursable costs owed by THVG and its Facilities to USP and Baylor totaled approximately $0 and $3,119,000 at June 30, 2010 and 2009, respectively, and are included in due to affiliates in the accompanying consolidated balance sheets.

In addition, a subsidiary of USPI frequently pays bills on behalf of THVG and has custody of substantially all of THVG’s excess cash, paying THVG and the Facilities interest income on the net balance at prevailing market rates. Amounts held by USPI on behalf of THVG and the facilities totaled $43,709,000 and $70,370,000 at June 30, 2010 and 2009, respectively. The interest income amounted to $338,000 and $640,000 for the years ended June 30, 2010 and 2009, respectively.

10.	COMMITMENTS AND CONTINGENCIES

Financial Guarantees

THVG guarantees portions of the indebtedness of its investees to third-parties, which could potentially require THVG to make maximum aggregate payments totaling approximately $10,574,000. Of the total, $8,165,000 relates to the obligations of five consolidated subsidiaries, whose obligations are included in THVG’s consolidated balance sheet and related disclosures, and the remaining $2,409,000 relates to the obligations of unconsolidated affiliated companies, whose obligations are not included in THVG’s consolidated balance sheet and related disclosures. These arrangements (a) consist of guarantees of real estate and equipment financing, (b) are collateralized by all or a portion of the investees’ assets, (c) require payments by THVG in the event of a default by the investee primarily obligated under the financing, (d) expire as the underlying debt matures at various dates through 2021, or earlier if certain performance targets are met, and (e) provide no recourse for THVG to recover any amounts from third-parties. The fair value of the guarantee liability was not material to the consolidated financial statements and, therefore, no amounts were recorded at June 30, 2010 related to these guarantees. When THVG incurs guarantee obligations that are disproportionately greater than the guarantees provided by the investee’s other owners, THVG charges the investee a fair market value fee based on the value of the contingent liability THVG is assuming.

Litigation and Professional Liability Claims

In their normal course of business, the Facilities are subject to claims and lawsuits relating to patient treatment. THVG believes that its liability for damages resulting from such claims and lawsuits is adequately covered by insurance or is adequately provided for in its consolidated financial statements. USPI, on behalf of THVG and each of the Facilities, maintains professional liability insurance that provides coverage on a claims-made basis of $1,000,000 per incident and $11,000,000 in annual aggregate amount with retroactive provisions upon policy renewal. Certain of THVG’s insurance policies have deductibles and contingent premium arrangements. THVG believes that the expense recorded through June 30, 2010, which was estimated based on historical claims, adequately provides for its exposure under these arrangements. Additionally, from time to time, THVG may be named as a party to other legal claims and proceedings in the ordinary course of business. THVG is not aware of any such claims or proceedings that have more than a remote chance of having a material adverse impact on THVG.

TEXAS HEALTH VENTURES GROUP, L.L.C. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

11.	SUBSEQUENT EVENTS

THVG regularly engages in exploratory discussions or enters into letters of intent with various entities regarding possible joint ventures, development, or other transactions. These possible joint ventures, developments of new facilities, or other transactions are in various stages of negotiation.

Effective July 1, 2010, THVG acquired 51% in Metrocrest Surgery Center, LP for approximately $4 million.

THVG has performed an evaluation of subsequent events through December 8, 2010, which is the date the consolidated financials statements were available to be issued.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

Offer to Exchange

$440,000,000 aggregate principal amount of its 9.000% Senior Notes due 2020, the issuance of which has been registered under the Securities Act of 1933,

for

any and all of its outstanding 9.000% Senior Notes due 2020.

PROSPECTUS

Until the date that is 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.